SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
                 Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                            NTS-Properties Plus Ltd.
                       (Name of Subject Company (issuer))

                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror,issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                                Mark R. Borrelli
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee
--------------------------------------------------------------------------------
|     Transaction Valuation: $702,955.90    |        Amount of Filing Fee      |
|   611,266 Limited Partnership Interests   |              $140.59 (b)         |
|        at $1.15 per Interest (a)          |                                  |
--------------------------------------------------------------------------------
     (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
     (b)      Calculated as 1/50th of 1% of the Transaction Value.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid:  _______________________         Not Applicable
         Form or Registration No.: ______________________         Not Applicable
         Filing Party:  _________________________________         Not Applicable
         Date Filed:  ___________________________________         Not Applicable
[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to rule 14d-1.
         [ ] issuer tender offer subject to rule 13e-4.
         [X] going private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Schedule TO relates to an Offer to Purchase dated November 30, 2000 (the "Offer") by ORIG, LLC, a Kentucky limited liability company and affiliate of NTS-Properties Plus Ltd. (the "Offeror"), to purchase up to 611,266 limited partnership interests in NTS-Properties Plus Ltd. ("Interests") that are not owned by affiliates of NTS-Properties Plus Ltd. or the Offeror. Information in the Offer to Purchase is incorporated herein by reference in response to all of the items set forth in this Schedule TO, unless otherwise indicated.

Item 2.  Subject Company Information

     (a) The name of the subject company is NTS-Properties Plus Ltd., a Florida limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

     (b) The subject class of equity securities is the Interests. As of the date of this Offer, the Partnership had 643,650 outstanding Interests held by 988 holders of record.

     (c) There is currently no established trading market for the Interests.

     (d) The Partnership has not made any cash distributions in the past two years.

     (e) Not Applicable.

     (f) During the past two years, the Offeror purchased 16,866 Interests from limited partners at $1.00 per Interest.

Item 3. Identity and Background of Filing Persons.

     (a) The Filing Persons for this Schedule are the Offeror, J.D. Nichols and Brian F. Lavin. Mr. Nichols and Mr. Lavin are the managing members of the Offeror and affiliates of the Partnership, by virtue of the relationship described in the table below. Each of the Filing Persons are considered Bidders as that term is defined in Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 (the "Act"), but only the Offeror will purchase Interests pursuant to the Offer. The following table names each person specified in Instruction C to Schedule TO. The business address and telephone number of each person specified in the following table is 10172 Linn Station Road, Louisville, Kentucky 40223,
(502) 426-4800.


Name                                     Position/Relationship to Filing Persons
----                                     ---------------------------------------

NTS-Properties Plus Associates           General Partner of the Partnership

NTS Capital Corporation                  Corporate General Partner of
                                         NTS-Properties Plus Associates

NTS Corporation                          Sole Shareholder of NTS Capital
                                         Corporation

J.D. Nichols                             Chairman of the Board and Sole Director
                                         of NTS Capital Corporation and NTS
                                         Corporation, Managing General Partner
                                         of NTS-Properties Plus Associates and
                                         Managing Member of the Offeror

Brian F. Lavin                           President and Chief Operating Officer
                                         of NTS Capital Corporation and NTS
                                         Corporation and Managing Member of the
                                         Offeror

Gregory A. Wells                         Senior Vice President and Chief
                                         Financial Officer of NTS Capital
                                         Corporation and NTS Corporation

     (b) The principal business of the Offeror is to invest in entities that own commercial and residential real estate. The Offeror is a Kentucky limited liability company. During the past five years, the Offeror has not been the subject of any criminal proceedings. During the past five years, the Offeror was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     NTS-Properties Plus Associates, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). During the past five years, the General Partner has not been the subject of any criminal proceedings. During the past five years, the General Partner was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. During the past five years, NTS Capital Corporation has not been the subject of any criminal proceedings. During the past five years, NTS Capital Corporation was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     NTS Corporation, a Kentucky corporation, is the sole shareholder of NTS Capital Corporation. During the past five years, NTS Corporation has not been the subject of any criminal proceedings. During the past five years, NTS Corporation was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         (c)      J.D. Nichols:
                  -------------

               (1)-(2) Mr. Nichols is a managing member of the Offeror. During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of each of the following companies: (i) NTS Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Corporation; (ii) NTS Capital Corporation; (iii) NTS Corporation; and (iv) BKK Financial, Inc. ("BKK"), an Indiana corporation and an affiliate of the Partnership. Mr. Nichols serves as the managing general partner of the General Partner. The address of NTS-Development Company, NTS Corporation, NTS Capital Corporation, the General Partner and BKK is 10172 Linn Station Road, Louisville, Kentucky 40223.

               (3) Mr. Nichols has not been the subject of any criminal proceedings.

               (4) During the past five years, Mr. Nichols was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

               (5) Mr. Nichols is a citizen of the United States.


                  Brian F. Lavin:
                  ---------------

               (1)-(2) Mr. Lavin is a managing member of the Offeror. Since February, 1999, Mr. Lavin has served as President and Chief Operating Officer of each of the following companies: (i) NTS Development Company; (ii) NTS Capital Corporation; and (iii) NTS Corporation. From July, 1997 through February, 1999, Mr. Lavin served as Executive Vice President of each of the foregoing companies. The address of NTS Development Company, NTS Capital Corporation, and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc., is 7557 Rambler Road, Dallas, Texas, 75231.

               (3)  Mr.   Lavin  has  not  been  the  subject  of  any  criminal
          proceedings.

               (4) During the past five years, Mr. Lavin was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

               (5) Mr. Lavin is a citizen of the United States.

                  Gregory A. Wells:
                  -----------------

               (1)-(2) Since July, 1999, Mr. Wells has served as Senior Vice President and Chief Financial Officer of each of the following companies: (i) NTS Development Company; (ii) NTS Capital Corporation; and (iii) NTS Corporation. The address of NTS Development Company, NTS Capital Corporation and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. From May, 1998 through July, 1999, Mr. Wells served as Chief Financial Officer of Hokanson Companies, Inc. From January, 1995 until May, 1998, Mr. Wells served as Vice President and Treasurer of Hokanson Construction. The principal business of Hokanson Construction is construction of commercial buildings and residences and the principal business of Hokanson Companies, Inc. is property management. The address of Hokanson Construction and Hokanson Companies, Inc. is 107 North Pennsylvania Street, Indianapolis, Indiana 46204.

               (3)  Mr.   Wells  has  not  been  the  subject  of  any  criminal
          proceedings.

               (4) During the past five years, Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

               (5) Mr. Wells is a citizen of the United States.

Item 4. Terms of the Transaction.

          (b) Securities will not be purchased from officers, director or affiliates of the subject company.

          (c) None.

          (d) None.

          (e) None.

          (f) Not Applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

          (e) The Offeror purchased Interests in the Partnership and also purchased limited partnership interests in limited partnerships affiliated with the Partnership pursuant to an Agreement, Bill of Sale and Assignment dated February, 2000 (the "Purchase Agreement"), by and among the Offeror and Roger M. Kalar, Martha Kalar, David Warshawsky and Marilyn Warshawsky (the

"Sellers") for an aggregate purchase price of $900,000. The Offeror paid the Sellers a premium above the purchase price previously offered for limited partnership interests pursuant to prior tender offers because this purchase allowed the Offeror to purchase a substantial number of limited partnership interests without incurring the significant expenses involved with a tender offer. Pursuant to the Purchase Agreement, the Offeror purchased the following Interests in the Partnership and limited partnership interests in limited partnerships affiliated with the Partnership:

o An aggregate of 2,536 limited partnership interests in the Partnership from three of the Sellers for total consideration of $2,536, or an average purchase price of $1.00 per interest.

o An aggregate of 2,251 Interests in NTS-Properties VII, Ltd. from one of the Sellers for total consideration of $15,082, or an average price of $6.70 per Interest.

o An aggregate of 135 limited partnership interests in NTS-Properties III from two of the Sellers for total consideration of $38,676, or an average price of $286.49 per interest.

o An aggregate of 565 limited partnership interests in NTS-Properties IV from three of the Sellers for total consideration of $136,629, or an average price of $241.82 per interest.

o An aggregate of 1,604 limited partnership interests in NTS-Properties V from three of the Sellers for total consideration of $425,949, or an average price of $265.55 per interest.

o An aggregate of 675 limited partnership interests in NTS-Properties VI from two of the Sellers for total consideration of $281,128, or an average price of $416.49 per interest.

The material provisions of the Purchase Agreement are as follows:

o The Sellers agreed that from and after February, 2000, they shall not acquire a limited partnership interest in any form whatsoever in any of the NTS Public Partnerships.

o The Sellers, on behalf of themselves and their respective heirs, personal representatives, successors and assigns, agreed, with certain exceptions, from and after February, 2000 to keep the terms of the Purchase Agreement confidential.

o The Sellers and the Offeror agreed to release any and all claims, liabilities, actions, law suits and the like, whatsoever, whether known, unknown, matured, unmatured, contingent or absolute, that each may have against the other including the Offeror's affiliates and their officers, directors and employees, except that the obligations of the Offeror and the Sellers under the Purchase Agreement are not released.

Item 6.  Purposes of the Transaction and Plans or Proposals.

          (c)(1) Neither the Partnership, the General Partner, NTS Capital Corporation, the Offeror, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

          (c)(2) Neither the Partnership, the General Partner, NTS Capital Corporation, the Offeror, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in an any purchase, sale or transfer of a material amount of assets of the Partnership.

          (c)(3) Neither the Partnership, the General Partner, NTS Capital Corporation, the Offeror, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

          (c)(4) Neither the Partnership, the General Partner, NTS Capital Corporation, the Offeror, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in any other material change in the Partnership's management.

          (c)(5) Neither the Partnership, the General Partner, NTS Capital Corporation, the Offeror, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any other material change in the Partnership's structure or business.

          (c)(6) Item (c)(6) of this Item 6 is not applicable to the Partnership because its securities are not listed on a national securities exchange and are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

          (c)(7) Neither the Partnership, the General Partner, NTS Capital Corporation, the Offeror, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act").

          (c)(8) If,  following the expiration of the Offer,  Interests are held by:

               (i) less than three hundred Limited Partners; or

               (ii) more than 300 Limited Partners but the Offeror consummates the Proposed Merger described in the Offer to Purchase,

then the Partnership's obligation to file reports under Section 15(d) of the Act will be suspended.

Item 8.  Interest in Securities of the Subject Company.

     (a) The Offeror, Mr. Nichols and Mr. Lavin each beneficially own 32,384, or 5.03% of the outstanding Interests, (i) 16,866 of which are owned by the Offeror, (ii) 15,513 of which are owned by Ocean Ridge, and (iii) five of which are owned by the General Partner. Mr. Nichols disclaims beneficial ownership of 17,205 of these Interests. Mr. Lavin disclaims beneficial ownership of 30,697 of these Interests. The Offeror disclaims beneficial ownership of 15,518 of these Interests. The address of each of these persons is 10172 Linn Station Road, Louisville, Kentucky 40223.

     (b) None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     The Offeror has retained the services of Gemisys Corporation to make telephone solicitations to limited partners to tender their Interests pursuant to this Offer. The Offeror will pay Gemisys a solicitation fee of $2.50 for every telephone solicitation that Gemisys makes to limited partners.

Item 10.  Financial Statements.

     In light of the fact that the Offeror is not subject to the reporting requirements of the Act and given the limited scope of the Offeror's operations and its relatively small size, the costs of preparing audited financial statements would impose an unreasonable burden on the Offeror. The Offeror, therefore, did not include audited financial statements in the Offer. Additionally, the Offeror's existence began in January of 1999 and as a result, the financial information provided in the Offer to Purchase covers the 1999 fiscal year through the third quarter of 2000.

Item 11.  Additional Information.

     (a) None.
     (b) None.

Item 12.  Material to be Filed as Exhibits.

     (a)(1)(i) Form of Offer to Purchase dated November 30, 2000 (including financial statements of the Offeror and the Partnership).
     (a)(1)(ii)        Form of Letter of Transmittal.
     (a)(1)(iii) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.
     (a)(1)(iv)        Form of Letter to Limited Partners.
     (a)(1)(v)         Substitute Form W-9 with Guidelines.
     (a)(2)            None.
     (a)(3)            None.

     (a)(4)            None.
     (a)(5)            None.
     (b) Loan Agreement dated August 15, 2000, between ORIG, LLC and Bank of Louisville.
     (c)(1) Appraisal Report by Integra Chapman & Bell dated October 30, 1999.
     (c)(2) Appraisal Report by Integra Chapman & Bell dated November 2, 1999.
     (c)(3) Appraisal Report by Integra Chapman & Bell dated October 20, 2000.
     (c)(4) Fairness Opinion of Integra Chapman & Bell dated October 23, 2000.
     (d)(1) Agreement, Bill of Sale and Assignment dated February, 2000 between ORIG, LLC, Roger M. Kalar, Martha Kalar, David Warshawsky and Marilyn Warshawsky.
     (d)(2) Guaranty Agreement dated August 15, 2000 between the Bank of Louisville and J.D. Nichols.
     (d)(3) Guaranty Agreement dated August 15, 2000 between the Bank of Louisville and Brian F. Lavin.
     (f)               None.
     (g)               None.
     (h)               None.

Item 13. Information Required by Schedule 13E-3.

     The information required by Schedule 13E-3 is included in response to the above items in this Schedule TO.

                                    SIGNATURE
                                    ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 30, 2000               ORIG, LLC, a Kentucky limited liability
                                         company.

                                         By:/s/ J. D. Nichols
                                            ------------------------------------
                                            J.D. Nichols, Managing Member


                                            /s/ J. D. Nichols
                                            ------------------------------------
                                            J. D. Nichols, individually


                                            /s/ Brian F. Lavin
                                            ------------------------------------
                                            Brian F. Lavin, individually

                                    EXHIBITS
                                    --------

Exhibit
Number                    Description
------                    -----------
(a)(1)(i)                 Form of Offer to  Purchase  dated  November  30,  2000
                          (including financial statements of the Offeror and the Partnership).

(a)(1)(ii)                Form of Letter of Transmittal.

(a)(1)(iii) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

(a)(1)(iv)                Form of Letter to Limited Partners.

(a)(1)(v)                 Substitute Form W-9 with Guidelines.

(a)(2)                    None.

(a)(3)                    None.

(a)(4)                    None.

(a)(5)                    None.

(b) Loan Agreement dated August 15, 2000, between ORIG, LLC and Bank of Louisville.

(c)(1) Appraisal Report by Integra Chapman & Bell dated October 30, 1999.

(c)(2) Appraisal Report by Integra Chapman & Bell dated November 2, 1999.

(c)(3) Appraisal Report by Integra Chapman & Bell dated October 20, 2000.

(c)(4) Fairness Opinion of Integra Chapman & Bell dated October 23, 2000.

(d)(1) Agreement, Bill of Sale and Assignment dated February, 2000 between ORIG, LLC, Roger M. Kalar, Martha Kalar, David Warshawsky and Marilyn Warshawsky.

(d)(2) Guaranty Agreement dated August 15, 2000 between the Bank of Louisville and J.D. Nichols.

(d)(3) Guaranty Agreement dated August 15, 2000 between the Bank of Louisville and Brian F. Lavin.

(f)                       None.

(g)                       None.

(h)                       None.

                                                               Exhibit (a)(1)(i)



                Form of Offer to Purchase dated November 30, 2000
       (including financial statements of the Offeror and the Partnership)

                           Offer to Purchase for Cash
                  All Outstanding Limited Partnership Interests
                         of NTS-Properties Plus Ltd. at
                              $1.15 per Interest by
                                    ORIG, LLC

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, MARCH 30, 2001, UNLESS THE OFFER IS EXTENDED.

         A summary of the principal terms of the offer appears on pages ii through iv. You should read this entire document carefully before deciding whether to tender your limited partnership interests.

         If you tender all or any portion of your interests you will be subject to certain risks including:

     o The purchase price may be less than the fair market value and liquidation value of the interests and is less than the amount paid for interests by third parties.

     o    As a result of your tender you may suffer negative tax consequences.

     o There is a conflict of interest between limited partners who tender interests in the offer, limited partners who do not tender, and the general partner of the partnership, which creates a risk that the purchase price will be less than the fair value of the interests.

         If you continue to hold all or any portion of your interests you will be subject to certain risks including:

     o There is no developed market for the interests, which may prevent you from being able to liquidate your investment or receive fair value for your investment.

     o There are restrictions on your ability to transfer interests. o Cash distributions have been suspended and may be permanently eliminated.

     o The offeror may purchase less than all of the outstanding interests but still gain control of the partnership.

     o    The partnership has no current plans to liquidate.

     o    If  tenants  occupying  some  of  the   partnership's   joint  venture
          properties experience financial difficulties or do not renew their leases, this could harm the partnership's financial operations.

     o    There  are  significant   general   economic  risks   associated  with
          investments in real estate.

     o The partnership may continue to incur operating losses and, as a result, be unable to contribute capital to the partnership's joint ventures, which creates a risk that the partnership's percentage of ownership in its joint ventures will decline or that the partnership will have to liquidate.

See "RISK FACTORS."

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



            The date of this Offer to Purchase is November 30, 2000.

                               SUMMARY TERM SHEET

o THE OFFEROR. ORIG, LLC is making this tender offer. We are a Kentucky limited liability company and an affiliate of your general partner and the partnership. We have purchased interests in several limited partnerships affiliated with your general partner and the partnership. See Part I,
     Section 1 and Part II, Section 10.

o OUR OFFER. We are offering to purchase all of the partnership's 611,266 outstanding interests that are not owned by affiliates of us or the partnership. See Part II, Section 2.

o OUR OFFERING PRICE. We will purchase tendered interests in cash for $1.15 per interest. See Part II, Section 2.

o FACTORS IN DETERMINING OUR OFFERING PRICE. In determining the offering price per interest we considered, among other things, the following:

     o    The  per  interest   price  paid  to  limited   partners  in  previous
          transactions. See Part I, Section 2.

     o The per interest price paid to limited partners in secondary market transactions during the period from January 1, 1997 to February 29, 2000 in which Interests were transferred between limited partners at prices ranging from $.05 to $1.76 per Interest, including a purchase of Interests by a third party in January 2000 for $1.76 per Interest and a purchase of Interests by a third party in February of 2000 for $1.55 per Interest. See Part I, Section 2.

     o The written opinion of Integra Chapman & Bell, an independent real estate appraisal firm, dated October 23, 2000, which states that the price of $1.15 per interest which we are offering to pay you for your interests is fair from a financial point of view. Integra Chapman & Bell based its opinion on the assumptions, limitations and qualifications described in the opinion. See Part I, Sections 2 and 3.

     o    The absence of a trading market for the interests. See Part I, Section
          2.

o RECOMMENDATION OF THE GENERAL PARTNER. The general partner of the partnership, which is an affiliate of ours, believes that the offer is advisable, fair, and in your best interest. Your general partner recommends that you accept the offer and tender your shares. Your general partner based its belief that the offer is fair, in part, on the opinion of Integra Chapman & Bell attached as an exhibit to the Schedule TO filed with the Securities and Exchange Commission in connection with this Offer. See Part I, Section 2.

o CONDITIONS TO OUR OFFER. We are offering to purchase outstanding interests from all limited partners that are not affiliates of us or the partnership, and our offer is not generally conditioned on your tendering any minimum number of your interests. We will not, however, accept your tender if, as a result of the tender, you would continue to be a limited partner and would hold fewer than two hundred fifty (250) interests. There are a number of conditions to our offer, including the absence of certain changes in the partnership, the absence of certain changes in the financial markets and the absence of competing tender offers. See Part II, Sections 2 and 6.

o PURPOSE OF OUR OFFER. The purpose of our offer is to acquire control of the partnership. If we acquire a majority, but less than all, of the outstanding interests, we may propose and seek to have the partnership consummate a merger or similar transaction with another entity or with us. Entities which we consider to be potential parties to a merger or similar transaction with the partnership include, but are not limited to, other limited partnerships that are affiliated with the partnership. If the partnership completes a merger or similar transaction, it is possible that the partnership will no longer exist. See Part I, Section 4.

o RIGHT TO EXTEND THE EXPIRATION DATE. The offer expires on Friday, March 30, 2001 at 12:00 Midnight, Eastern Standard Time, but we may extend the expiration date by providing you with a written notice of the extension. See Part II, Section 2.

o SUBSEQUENT OFFERING PERIOD. We do not intend to have a subsequent offering period after the expiration date of the initial offering period, including any extensions. See Part II, Section 13.

o HOW TO TENDER YOUR INTERESTS. To tender your interests, complete and sign the accompanying letter of transmittal included in these materials, and send it to NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in Part II, Section 16 of this offer to purchase by 12:00 Midnight on Friday, March 30, 2001 Eastern Standard Time. See Part II, Section 3.

o WITHDRAWAL RIGHTS. You can withdraw your interests at any time prior to the expiration of our offer, including any extensions. In addition, you can withdraw your interests at any time prior to the expiration date or the date we pay you for your interests, whichever is later. See Part II,
     Section 4.

o HOW TO WITHDRAW. To withdraw your interests, you need to send a notice of withdrawal to the information agent. This notice must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in Part II, Section 16 of this offer to purchase on or before the expiration date. If you file a notice of withdrawal it must specify the name of the person withdrawing the tender and the amount of interests previously tendered that are being withdrawn. See Part II, Section 4.

o PAYMENT FOR YOUR INTERESTS. If you tender your interests and we accept your tender, we will pay the price of any of your interests which we purchase by sending you a check. We will deliver all checks by first class U.S. Mail deposited in the mailbox within five business days after the expiration date. See Part II, Section 5.

o TAX CONSEQUENCES. Your sale of interests in this offer will be a taxable transaction for federal income tax purposes. The consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See Part II, Section 11.

o AVAILABILITY OF FUNDS. We currently have funds available under a line of credit that are sufficient to enable us to purchase all of the interests sought in our offer. See Part II, Section 9.





                         -----------------------------

                                    IMPORTANT

     ANY LIMITED PARTNER WISHING TO TENDER ALL OR ANY PORTION OF HIS, HER OR ITS INTERESTS SHOULD COMPLETE AND SIGN THE ENCLOSED LETTER OF TRANSMITTAL IN
ACCORDANCE WITH THE INSTRUCTIONS IN THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL AND DELIVER IT TOGETHER WITH THE CERTIFICATES(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR IF THE CERTIFICATE(S) OF OWNERSHIP FOR THE
INTEREST ARE LOST, STOLEN, MISPLACED OR DESTROYED, THE AFFIDAVIT AND INDEMNIFICATION AGREEMENT FOR MISSING CERTIFICATE(S) OF OWNERSHIP EXECUTED BY THE LIMITED PARTNER ATTESTING TO SUCH FACT), THE SUBSTITUTE FORM W-9 AND ANY OTHER REQUIRED DOCUMENTS TO THE PARTNERSHIP. A LIMITED PARTNER HAVING INTERESTS REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THAT BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF HE, SHE OR IT DESIRES TO TENDER SUCH INTERESTS.

     LIMITED PARTNERS TENDERING ALL OR ANY PORTION OF THEIR INTERESTS ARE SUBJECT TO CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF INTERESTS; PROVIDED, HOWEVER, ORIG, LLC WILL NOT ACCEPT YOUR TENDER IF, AS A RESULT OF THE TENDER, YOU WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN TWO HUNDRED AND FIFTY (250) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN PART II,
SECTION 6 OF THIS OFFER TO PURCHASE.

     ORIG, LLC IS NOT MAKING ANY RECOMMENDATION TO YOU REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR INTERESTS. EACH OF YOU MUST MAKE YOUR OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, HOW MANY OF YOUR INTERESTS TO TENDER.

                         -----------------------------

                                TABLE OF CONTENTS


SUMMARY TERM SHEET............................................................ii
INTRODUCTION...................................................................1
RISK FACTORS...................................................................3
PART I --  SPECIAL FACTORS.....................................................7
Section 1. Background of Offer.................................................7
Section 2. Determination of the Purchase Price and Fairness of the Offer......11
Section 3. Summary of the Appraisal of the Partnership and Fairness of the
           Offer..............................................................12
Section 4. Purpose of the Offer and Structure of the Transactions with
           Affiliates.........................................................18
Section 5. Conflicts of Interest and Transactions with Affiliates.............19
Section 6. Financing the Offer................................................25
Section 7. Certain Effects of the Offer on the Market for Interests;
           Exchange Act Registration; and Margin Regulations..................25

PART II -- THE OFFER..........................................................26
Section 1. Effect of the Offer on Limited Partners............................26
Section 2. Offer to Purchase and Purchase Price;
           Expiration Date; Determination of Purchase Price...................27
Section 3. Procedure for Tendering Interests..................................28
Section 4. Withdrawal Rights..................................................29
Section 5. Purchase of Interests; Payment of Purchase Price...................29
Section 6. Certain Conditions of the Offer....................................30
Section 7. Cash Distribution Policy...........................................32
Section 8. Effects of the Offer...............................................32
Section 9. Source and Amount of Funds.........................................32
Section 10.Information About the Partnership..................................34
Section 11.Certain Federal Income Tax Consequences............................38
Section 12.Transactions and Arrangements Concerning Interests.................40
Section 13.Extensions of Tender Period; Terminations; Amendments..............40
Section 14.Solicitations for Interests........................................41
Section 15.Fees and Expenses..................................................41
Section 16.Address; Miscellaneous.............................................41

Appendix A
         The Partnership's Balance Sheets....................................A-1
         The Partnership's Statement of Operations...........................A-2

Appendix B
         ORIG's Balance Sheets...............................................B-1
         ORIG's Statements of Operations.....................................B-2

To Holders of Limited Partnership Interests of
NTS-Properties Plus Ltd.

                                  INTRODUCTION

         ORIG, LLC hereby offers to purchase all of the outstanding limited partnership interests of NTS-Properties Plus Ltd. (the "Partnership") that are owned by limited partners who are not affiliates of ORIG, LLC or the Partnership at a purchase price of $1.15 per Interest (the "Purchase Price"), in cash to the seller upon the terms and subject to the conditions set forth in this "Offer to Purchase" and in the related "Letter of Transmittal." Together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer." As used in this Offer to Purchase, the term "Interest" or "Interests," as the context requires, refers to the limited partnership interests in the Partnership. As used in this Offer, the terms "we," "us," or "our," as the context requires, refer to ORIG, LLC. The General Partner has furnished information to us for inclusion in this Offer to Purchase.

         This Offer is generally not conditioned upon any minimum amount of Interests being tendered, except as described herein. The Interests are not traded on any established trading market and are subject to certain restrictions on transferability described in the Amended and Restated Agreement of Limited Partnership of NTS-Properties Plus Ltd. (the "Partnership Agreement").

         You should not view the Purchase Price as equivalent to the fair market value or the liquidation value of an Interest. As of September 30, 2000 and December 31, 1999, the book value of each Interest was approximately $(.92). The Purchase Price has been determined by us, in our sole discretion, based on:

o a range of value of $(2.13) to $1.45 established by an independent appraisal of the Interests;

o repurchases of Interests by the Partnership in 1996, 1997, 1998, 1999 and 2000 at a price of $1.00 per Interest;

o purchases of Interests by the Partnership's and our affiliates, Ocean Ridge Investments, Ltd., a Florida limited liability partnership ("Ocean Ridge"), and purchases by us in 1998, 1999 and 2000 at a price of $1.00 per Interest;

o the purchase of Interests from three limited partners by us on February 10, 2000 at a price of $1.00 per Interest;

o secondary market transactions during the period from January 1, 1997 to February 29, 2000 in which Interests were transferred between limited partners at prices ranging from $.05 to $1.76 per Interest, including a purchase of Interests by a third party in January 2000 for $1.76 per Interest and a purchase of Interests by a third party in February of 2000 for $1.55 per Interest; and

o a tender offer made by an unaffiliated third party in September, 1998 at a price of $1.15 per Interest.

         Subject to the conditions set forth in the Offer to Purchase, we will purchase all Interests which are tendered and received by us by, and not withdrawn prior to, 12:00 Midnight, Eastern Standard Time, on Friday, March 30, 2001, subject to any extension of the Offer by us (the "Expiration Date").

         The Offer is conditioned upon the satisfaction of the conditions set forth in Part II, Section 6 of this Offer to Purchase, any of which may be waived by us without notice to you. The Offer is not subject to any financing condition.

         As of September 30, 2000, there were 643,650 outstanding Interests. We and our affiliates currently own 32,384 of these Interests. We are offering to purchase the 611,266 Interests not owned by us or our affiliates. Accordingly, we will not be purchasing any Interests from parties affiliated with us or the Partnership. The purpose of the Offer is to enable us to acquire control of, and the entire equity interest in, the Partnership. The Offer is intended to facilitate the acquisition of all the Interests as promptly as practicable. If, after the Offer, we and our affiliates hold a majority but less than all of the Interests, we will consider proposing and seeking to have the Partnership consummate a merger or similar business combination with another entity or with us. Entities which we consider to be potential parties to a merger or similar business combination with the Partnership include, but are not limited to, the limited partnerships that are affiliated with the Partnership. The Florida
Revised Uniform Limited Partnership Act requires the general partner of a limited partnership to obtain the consent of the limited partners holding a majority of the outstanding Interests prior to consummating a merger or similar business combination. The purpose of a merger or similar business combination would be to enable the Partnership to improve its financial condition and results of operations.

         This Offer does not constitute a solicitation of consents from the limited partners. Any such solicitation that we may make will be made only pursuant to separate consent materials complying with the requirements of
Section 14(a) of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder (the "Exchange Act").

         NTS-Properties Plus Associates, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. The General Partner believes that the Offer is advisable, fair to, and in the best interests of the limited partners. The General Partner recommends that limited partners accept the Offer and tender their Interests. Integra Chapman & Bell, an advisor to the General Partner, has delivered to the General Partner its written opinion, dated October 23, 2000, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the $1.15 per Interest cash consideration to be received by limited partners in this Offer is fair to the limited partners from a financial point of view. A complete copy of the Integra Chapman & Bell opinion, which sets forth the assumptions made, matters considered and limits of the review by Integra Chapman & Bell in connection with the opinion, is attached as an exhibit to the Schedule TO filed with the Securities and Exchange Commission in connection with this Offer. You are urged to read the opinion carefully in its entirety.

                                  RISK FACTORS
                                  ------------

If You Tender All or Any Portion of Your Interests You Are Subject to Risks Including the Following:

          The purchase price may be less than the fair market value and liquidation value of the Interests and is less than the amount paid for Interests by third parties. The Interests are not traded on a recognized stock exchange or trading market. There is no active, liquid market for the Interests, and it is unlikely that this type of market will develop in the near future. We are aware of the following transactions in or offers for Interests:

     o secondary market transactions during the period from January 1, 1997 to February 29, 2000 in which Interests were transferred between limited partners at prices ranging from $.05 to $1.76 per Interest, including a purchase of Interests by a third party in January 2000 for $1.76 per Interest and a purchase of Interests by a third party in February of 2000 for $1.55 per Interest;

     o purchases by the Partnership of 42,002 Interests for $1.00 per Interest during the period from December 1996 to August 1999;

     o purchases by us and Ocean Ridge of a total of 32,379 Interests for $1.00 per Interest during the period from January 1998 to August 2000; and

     o a tender offer made by an unaffiliated third party in September 1998 at a price of $1.15 per Interest.

         As of September 30, 2000 and December 31, 1999, the book value of each Interest was approximately $(.92). On October 20, 2000 the General Partner obtained an appraisal of the value of the Interests from a private real estate appraisal firm, Integra Chapman & Bell, which is unaffiliated with the Partnership. Integra Chapman & Bell estimated a range of values of between $(2.13) and $1.45 per Interest.

         The Purchase Price per Interest in this Offer was determined by us in part based on the purchase price paid to limited partners in the transactions described above and in part based on the appraisal described above. The purchase price per Interest in any of the transactions described above, the valuation range developed by Integra Chapman & Bell and the Purchase Price in this Offer may not reflect the value of the Interests. Neither we nor the General Partner has performed an analysis to determine the liquidation value of the Interests.
If you were to hold your Interests until termination or liquidation of the Partnership, you could receive greater or lesser value than the Purchase Price for your Interests.

         You may suffer negative tax consequences. If you sell Interests in this Offer you generally will recognize a gain or loss on the sale of your Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the amount you realize from selling your Interests minus your adjusted tax basis in the Interests you sell. The amount that you realize from the sale of your Interests is generally the sum of the Purchase Price plus your share of Partnership liabilities. When you sell Interests which you have held for more than twelve (12) months, the sale will typically result in long-term capital gain or loss. Due to the complexity of tax issues, you are advised to consult your tax advisors with respect to your individual tax situation before selling your Interests in the Offer. See Part II, Section 11 of this Offer to Purchase.

         There is a conflict of interest between limited partners who tender Interests in the Offer, limited partners who do not tender, and the General Partner, which creates a risk that the Purchase Price will be less than the fair value of the Interests. A conflict of interest exists between limited partners who tender their Interests and the Partnership, the General Partner and limited partners who are not tendering their Interests. Limited partners tendering their Interests would prefer a higher Purchase Price; the Partnership, the General Partner and limited partners who are not tendering their Interests would prefer a lower Purchase Price. As a result of these conflicts of interest, there is a risk that the Purchase Price is less than the fair market value of the Interests.

If You Do Not Tender All or Any Portion of Your Interests You Are Subject to Certain Risks Including the Following:

         There is no developed market for the Interests, which may prevent you from being able to liquidate your investment or receive fair value. The Purchase Price per Interest was determined by us in our sole discretion and may not reflect the price per Interest if the Interests were listed on an exchange or of the proceeds that you would receive if the Partnership was liquidated, dissolved or sold to a third party. Although the Interests are transferable, subject to certain limitations set forth in the Partnership Agreement, we do not anticipate that any public market will develop. You may not be able to liquidate your investment on favorable terms, if at all.

         There are Restrictions on your Ability to Transfer Interests. Under the Partnership agreement, limited partners may transfer or assign interests to persons who then become "substitute limited partners." The General Partner can decide to allow or disallow these transfers in its sole discretion, although it cannot unreasonably withhold its consent to a transfer. Accordingly, if you do not tender your Interests, there is no guarantee that you will be able to transfer them in the future.

         Cash distributions have been suspended and may be permanently eliminated. As of April 1, 1991, the Partnership suspended payment of cash distributions to limited partners due to insufficient cash being generated from operations. There can be no assurance that the Partnership will ever resume distributions or be able to fund its future needs or contingencies, which may harm the Partnership's business or financial condition.

         Over the next two years one of the joint ventures in which the Partnership owns an interest intends to replace the roof on Lakeshore Business Center Phase I, a building located on one of the Partnership's joint venture properties, because the roof is nearing the end of its useful life. The joint venture does not have sufficient working capital to replace the roof immediately, and there is a risk that damage will occur to the roof before the replacement can be made. If this damage occurs it could harm the Partnership's financial condition.

         We may purchase less than all of the outstanding Interests but still gain control of the Partnership. If some but less than all outstanding Interests are tendered in the Offer, the percentage of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of November 30, 2000, the General Partner owns five (5) of the Partnership's outstanding Interests and we own 16,866 of the Partnership's outstanding Interests. We, the General Partner and Ocean Ridge beneficially own a total of 32,384 Interests, representing approximately 5.03% of the Partnership's 643,650 outstanding Interests.

         The Offer is not conditioned on the tender of a minimum number of Interests. If, however, limited partners tender a total of at least 289,442 Interests pursuant to the Offer, after the Offer, we and our affiliates will own a majority of the Partnership's outstanding Interests. We would then have the power to approve certain actions, without the consent of any other limited partners. Under Florida's limited partnership law, such actions include:

     o    a proposed merger or similar business combination;
     o    certain amendments to the Partnership Agreement;
     o    termination of the Partnership; and
     o    sales of all or substantially all of the Partnership's assets.

         The Partnership has no current plan to liquidate. Under the agreement of limited partnership, the Partnership is to terminate on December 31, 2063, unless terminated sooner as allowed under the agreement. The Partnership has no current plan to sell its assets and to distribute the proceeds to its limited partners, nor does the Partnership contemplate resuming distributions to the limited partners. Therefore, if you do not tender your Interests you may not receive any return on or any distribution relating to your investment in the Partnership in the foreseeable future.

         If tenants occupying some of the Partnership's joint venture properties experience financial difficulties or do not renew their leases, this could harm the Partnership's financial operations. The Partnership's financial condition and ability to fund future cash needs, including its ability to make future cash distributions, if any, may be harmed by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any joint venture properties or by a tenant's decision not to renew its lease. For example, Blankenbaker Business Center 1A, one of the Partnership's joint venture properties, has a single tenant. This tenant, Sykes Health Plan Services, Inc., in 1999 announced plans to build its own facility in Jefferson County, Kentucky. Sykes Health Plan Services has since been sold, and the Partnership has not received any indication that Sykes Health Plan Services will not continue to occupy Blankenbaker Business Center 1A through the duration of the lease. However, if Sykes Health Plan Services vacated the property before expiration of the lease, this could eliminate or reduce a major source of the Partnership's revenues. See Part II, Section 10 of this Offer to Purchase.

         There are significant general economic risks associated with investments in real estate. All real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including:

     o possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions;

     o    increased labor and material costs; and

     o    the attractiveness of the property to tenants in the neighborhood.

For a detailed discussion of the risks associated with investments in real estate, refer to the "Risk Factors" set forth in the Partnership's Prospectus dated June 24, 1988.

         The Partnership may continue to incur operating losses and, as a result, be unable to contribute capital to the Partnership's joint ventures, which creates a risk that the Partnership's percentage of ownership in its joint ventures will decline, or that the Partnership will be liquidated. The Partnership has incurred losses from operations during recent years and has been unable to make capital contributions necessary to maintain certain of the Partnership's joint venture properties. As a result, one of the other limited partnerships with an ownership interest in one of the Partnership's joint ventures has, on several occasions, made contributions in excess of the amount dictated by its percentage of ownership in the joint venture. Due to the Partnership's inability to make capital contributions to the joint venture on these occasions, the Partnership's percentage of ownership in the joint venture has declined. The joint venture expects to make additional capital improvements to certain of its properties over the next year and anticipates funding these improvements using cash flow from operations, cash reserves or additional financing if necessary. The anticipated sources of funding, however, may not be sufficient to make the necessary improvements. If the cash flow from the joint venture's operations and cash reserves are not sufficient to fund the improvements, the joint venture might have to fund the capital improvements with capital contributions or by incurring additional indebtedness. The Partnership, however, has very little cash and may not be able to contribute capital to any joint venture in which it has an ownership interest. If the Partnership is unable to make capital contributions to its joint ventures, its percentage of ownership in its joint ventures will decline. If these percentages decline, the Partnership's revenues will be reduced, and this reduction in revenues might cause Partnership's losses to increase to the point where the Partnership would have to be liquidated.

                                     PART I
                                 SPECIAL FACTORS

         Section 1.        Background of the Offer.

         The Partnership owns a 39% interest in a joint venture which itself owns 100% of a commercial property located in Louisville, Kentucky known as Blankenbaker Business Center 1A. The Partnership also owns a 7.69% interest in the Lakeshore/University II Joint Venture which itself owns 100% of three commercial properties located in Fort Lauderdale, Florida known as Lakeshore Business Center Phase I, Lakeshore Business Center Phase II, and Lakeshore Business Center Phase III. For a description of these properties, see Part II,
Section 10 of this Offer to Purchase.

         Blankenbaker Business Center 1A has one tenant, Sykes HealthPlan Services, Inc., which occupies 100% of the Business Center. In 1999, Sykes HealthPlan Services, Inc. announced its intention to build its own facility in Jefferson County, Kentucky, which raised a question as to whether it intended to occupy the Business Center through the expiration of the lease in July 2005. In June 2000, Sykes HealthPlan Services, Inc. was sold to a New York investment firm. The Partnership has not yet received any information concerning the effect that this sale may have on the intention of Sykes HealthPlan Services, Inc. to occupy the Business Center through the expiration of the lease in July 2005. A prior owner of Sykes Health Plan Services has guaranteed its obligation under the lease. However, if Sykes HealthPlan Services, Inc. vacates the Business Center before expiration of the lease, there is a risk that it may not make all of the payments required under the lease and we may not be able to collect on the guaranty or find a replacement tenant.

         Lakeshore Business Center Phase I was 74% occupied at September 30, 2000 and December 31, 1999, and 85% occupied at December 31, 1998. Lakeshore Business Center Phase II was 86% occupied at September 30, 2000 and December 31, 1999, and 79% occupied at December 31, 1998. On December 6, 1999, the Lakeshore/University II Joint Venture signed an agreement with a contractor providing for the construction of Lakeshore Business Center Phase III. As of September 30, 2000, the joint venture had incurred approximately $2,820,000 in expenses for the construction of Lakeshore Business Center Phase III. The total estimated cost of construction of Lakeshore Business Center Phase III is approximately $4,300,000 and will be funded by capital contributions made by NTS-Properties V in July 1999 and approximately $2,680,000 in debt financing. For a description of the debt financing arrangement, see Part II, Section 10 of this Offer to Purchase.

                  The Partnership has experienced losses from operations in recent years. In addition, its cash flow has been and will continue to be impaired by:

     o the reliance on Sykes HealthPlan Services as the sole tenant of Blankenbaker;

     o    the tenant occupancy at Lakeshore Business Center Phases I and II;

     o    the funding  necessary to construct  Lakeshore  Business  Center Phase
          III;

     o the funding necessary to cover the costs of improvements, replacements and/or repairs to all of the Partnership's joint venture properties;

     o the large payments on the loans used to purchase and make improvements to the joint venture properties; and

     o    the administrative costs associated with being a public partnership.

These operating losses and reduced cash flow have made it difficult for the Partnership to pay its expenses and as a result the Partnership has:

     o requested NTS Development Company, an affiliate of the Partnership and of us, to defer amounts owed to it by the Partnership for property management and repair and maintenance fees;

     o    borrowed funds from a bank to enable it to meet its expenses; and

     o failed to make capital contributions to the joint ventures in which it participates, resulting in a reduction of its percentage ownership in the joint ventures.

         In June of 1999 the General Partner, after evaluating the cash needs of the Partnership relating to its obligations as a member of the Lakeshore/University II Joint Venture, determined the Partnership's ability to continue as a going concern depended upon NTS Development Company's continued guaranty of the Partnership's indebtedness. Following its determination, the General Partner identified potential solutions to the Partnership's financial problems including the following:

          (i) a refinancing of the debt on the joint venture properties to improve cash flow;

          (ii) a sale of all of the Partnership's assets, including its joint venture interests in Blankenbaker Business Center Joint Venture and Lakeshore/University II Joint Venture, followed by a liquidation of the Partnership with the proceeds from the sale of the Partnership's assets to be distributed to the limited partners;

          (iii)a merger of the Partnership with us or an entity affiliated with the Partnership under which we or the affiliate would be the surviving entity and the Partnership would cease to exist; and

          (iv) a third party tender offer made by an entity affiliated with the Partnership under which the affiliate would offer to purchase all of the outstanding Interests.

         The General Partner decided that it need more information to properly evaluate the foregoing options. Accordingly, in July of 1999 the General Partner decided to have a third party conduct an appraisal of the Partnership's joint venture properties. Following discussions with four financial services firms, including Integra Chapman & Bell, the General Partner decided to hire Integra Chapman & Bell to conduct the appraisal. In November of 1999, the General Partner received the results of the appraisal from Integra Chapman & Bell.

         As of December 31, 1999, NTS Development Company, which in the past had guaranteed the obligations of the Partnership, indicated that it will not continue to provide this guaranty. In addition, as of January 1, 2000, NTS Development Company will no longer defer expenses or advance any additional funds to the Partnership. On March 24, 2000, independent auditors of the Partnership issued an opinion following an audit of the Partnership's financial statements questioning the ability of the
Partnership to continue as a going concern. In addition, the General Partner determined that even if the cash flow from the Partnership's properties improved, because of increased occupancy rates, the Partnership's share of this cash flow would not be enough to offset its administrative expenses.

         Based on the results of the appraisal of the Partnership's joint venture properties and an assessment of its general financial condition and results of operations, the General Partner considered the actions set forth under items (i)-(iv) above with a view to preventing the additional depletion of the Partnership's resources and maximizing the value of each limited partner's investment in the Partnership.

         The joint ventures in which the Partnership has ownership interests determined that a refinancing of the loans on the joint venture properties would not improve the cash flow of the joint venture properties because it would involve paying a substantial penalty. In addition, after evaluating the risks and benefits of selling all of the Partnership's assets, the General Partner determined that it would be very difficult to receive a fair price for these assets. The General Partner found that, since the Partnership's joint venture interests represent minority interests in the particular joint ventures, it would be very time consuming and costly to effectuate a sale of the joint venture interests. Minority interests are less desirable than controlling interests and no market exists for the sale of the Partnership's minority interests in its joint venture properties. Even if a market did exist there would be an extremely small number of potential purchasers. In addition, the General Partner reached the conclusion that the properties do not generate sufficient cash flow to make the minority interests attractive to a purchaser. The General Partner concluded that if the Partnership expended the time and resources necessary to effectuate the sale of its minority interests, the Partnership might continue to lose money from its operations and that, because it is a public partnership, its administrative costs would continue to deplete Partnership resources.

         The General Partner found that, even if the Partnership were able to find a buyer willing to purchase its joint venture interests, there would be no guarantee that the Partnership would receive a fair price for these interests despite the fact that the Partnership would probably have to spend a significant amount of time and money to receive the best price. If the Partnership succeeded in selling its joint venture interests, it would need to pay a commission of approximately 3% to a third party to facilitate the sale, which would reduce the net proceeds. In response to an inquiry from the General Partner, a bank with whom the General Partner and its affiliates do business has stated that a proposed purchaser of the minority interests in the joint venture would likely have difficulty obtaining financing unless the purchaser was willing to pledge substantial collateral in addition to the joint venture interests themselves.

         After evaluating the risks and benefits of consummating a merger of the Partnership with us or an entity affiliated with the Partnership, the General Partner determined that the risks to limited partners and the expenses that would be incurred by the Partnership outweighed the potential benefits of a merger. For example, in order to obtain the approval of the limited partners, both the Partnership and the affiliated entity would incur expenses associated with notifying the limited partners of the merger and attempting to obtain the limited partners' approval. In addition, there is no guarantee that a majority of the limited partners would vote in favor of the merger. If a majority of limited partners voted against the merger, then those parties voting in favor of the merger would not receive payment for their Interests. As a result, the Partnership would have incurred substantial expenses, further depleting the Partnership's resources, without providing liquidity to any limited partners.

         In July of 2000, after considering each of the foregoing actions, the General Partner reached the conclusion that a third party tender offer for of all of the outstanding Interests would provide the most expedient and practicable means by which the General Partner could accomplish its goals of preventing the costs of being a public company from further depleting of the Partnership's resources and of maximizing the value of each limited partner's investment in the Partnership. In a third party tender offer, the Partnership would not be required to use Partnership resources to fund the purchase of Interests from limited partners. Additionally, in a third party tender offer, all limited partners would have an opportunity to receive cash for their Interests and this opportunity may benefit limited partners in light of the fact that: (i) there is no established trading market in which limited partners may liquidate their Interests; and (ii) some limited partners may not wish to continue to participate in the risks associated with ownership of minority interests in joint venture commercial real estate, including the risks associated with the uncertainties in the joint venture properties' markets.

         Following its determination, the General Partner discussed a proposed third party tender offer with its various affiliates. We agreed to make an offer to purchase all of the outstanding Interests held by limited partners, at a price of approximately $1.00 per Interest. The General Partner determined that our Offer presented an opportunity for us to realize an acceptable return on amounts invested in acquiring the Interests, while simultaneously providing the limited partners with an opportunity to receive a fair price for their Interests. In addition, because our Offer is not conditioned on the tender of a minimum number of Interests, the General Partner determined that it would provide limited partners with the opportunity to receive liquidity even if we did not succeed in gaining control of the Partnership.

         Upon our proposal to make a tender offer at a price of approximately $1.00 per Interest, the General Partner engaged Integra Chapman & Bell, a real estate appraisal company, to prepare a valuation of the Interests. The General Partner selected Integra Chapman & Bell because the firm was familiar with the Partnership and had previously performed appraisals of two properties owned by the two joint ventures in which the Partnership participates. In the past two years NTS Corporation, the parent company of NTS Capital Corporation, the corporate general partner of the General Partner, paid Integra Chapman & Bell a total of approximately $22,500 for services which included the appraisal of properties and the valuation of interests in private limited partnerships.

         In October, 2000, Integra Chapman & Bell gave a preliminary indication that the value of the Interests would be between a negative number and $1.45. We subsequently raised the price from $1.00 to $1.15 per Interest. On October 20, 2000, Integra Chapman & Bell issued its valuation report in which it indicated that the range of values for the Interests was $(2.13) to $1.45. In addition to the appraisal report, the General Partner requested a separate opinion from Integra Chapman & Bell regarding the fairness of the transaction to limited partners. Integra Chapman & Bell issued an opinion on October 23, 2000 in which it found that the price of $1.15 per Interest was fair to the limited partners from a financial point of view.

         In establishing the Purchase Price, we reviewed certain publicly available information and certain information made available to us by the General Partner and its affiliates. Such information included, among other things: (i) a range of values established by an independent appraisal of the Interests; (ii) the Partnership Agreement; (iii) the Partnership's annual reports on Form 10-K for the years ended December 31, 1999 and December 31, 1998; (iv) financial information relating to the Partnership for the first and second quarters of the Partnership's current fiscal year; (v) mortgages and associated documents relating to the joint venture properties; (vi) other information provided by the General Partner and its affiliates regarding property management and administrative services provided to the Partnership; and
(vii) information concerning repurchases of Interests by the Partnership and third party transactions involving Interests. Our determination of the Purchase Price was based on our analysis of the foregoing information and the other financial information and analyses concerning the Partnership summarized below.

Section 2.        Determination of the Purchase Price and Fairness of the Offer.

         Determination of the Offer Price. The General Partner obtained an appraisal of the value of the Interests from the firm of Integra Chapman & Bell, a real estate appraisal company. We agreed to reimburse the Partnership for the cost of obtaining this report. The Partnership paid Integra Chapman & Bell a total of $25,000 in connection with the preparation of this report and the fairness opinion disclosed below. This valuation was prepared in conformance with the most recent published information and court rulings relating to appraisal of minority interests in real estate. In its report dated October 20, 2000, Integra Chapman & Bell estimated the value of each Interest to be between $(2.13) and $1.45, with the exact Interest price dependent on the motivation of the buyer and the seller. See Part I, Section 3 of this Offer to Purchase. Although we believe that any price within such range would be fair to limited partners, and were motivated to establish the lowest price within such range of fairness that might be acceptable to limited partners, we recognized the subjective nature of real estate valuation, and decided to offer $1.15 per Interest.

         Fairness of the Offer. While the Purchase Price is not the result of arm's-length negotiations between us and the Partnership, the General Partner believes that the Purchase Price and the other terms of the Offer are fair to limited partners who tender Interests in response to the Offer In. In evaluating the Offer, the General Partner based its conclusion on the following factors:

o the fact that the Purchase Price falls within a range of estimated values for the Interests calculated by an unaffiliated appraiser;

o the fact that the Offer will provide limited partners the opportunity to receive cash for their Interests within a short period of time, and that this opportunity may benefit limited partners in light of the fact that (a) there is no established trading market in which limited partners may liquidate their Interests and (b) some limited partners may not wish to continue to participate in the risks associated with ownership of minority interests in joint venture commercial real estate, including the risks associated with the uncertainties in the joint venture property's markets;

o the General Partner's belief that the high administrative costs of being a public partnership are draining the Partnership's resources, including the cash flows generated by the joint venture properties, and will continue to do so, unless the company is taken private by means of this Offer;

o the fact that the amount and timing of liquidating distributions to limited partners in the event of the Partnership's liquidation would be subject to considerable uncertainties, and would depend upon the then-current markets for the joint venture properties, as well as upon the amounts that would be required to be reserved to satisfy contingent liabilities associated with property sales;

o the fact that the Offer is not subject to a financing contingency, which increases the likelihood that limited partners who desire to tender their Interests and realize liquidity will be able to do so;

o the fact that we have not limited the amount of Interests to be purchased from limited partners, but will purchase all Interests duly tendered pursuant to the Offer; and

o the fact that the Offer has been evaluated by an unaffiliated third party who determined that the Offer is fair to limited partners.

         The General Partner did not find it practicable to quantify or otherwise attach relative weights to the specific factors described above.

Section 3.        Summary of the Appraisal of Partnership Interests and Fairness
                  Opinion.

         The General Partner obtained a report from Integra Chapman & Bell estimating the value of the Interests. In addition, the General Partner requested from Integra Chapman & Bell a separate opinion as to whether the Purchase Price was fair to limited partners from a financial point of view. Copies of the appraisal report for the Interests and the fairness opinion are attached as exhibits to the Schedule TO filed with the Securities and Exchange Commission in connection with this Offer, which is available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any limited partner or any representative of a limited partner who has been so designated in writing.

Appraisal of Partnership Interests
----------------------------------

         Assumptions Underlying Appraisal of Partnership Interests. In reaching the conclusion in its appraisal report regarding the valuation of the Interests, Integra Chapman & Bell assumed, among other things, that:

o The Partnership Agreement was fully in effect as of October 20, 2000, the date Integra Chapman & Bell issued its report.

o The Partnership has a 7.69% interest in Lakeshore Business Center Phase III, an office building under construction which is owned directly by a joint venture in which the

     Partnership participates. An appraisal was made by Integra Chapman & Bell based on construction costs, and the firm did not inspect the property.

o The values of the joint venture properties in the two joint ventures in which the Partnership participates were not dramatically affected by market conditions between the effective date of the appraisals and the effective date of the appraisal report for the Interests.

In addition, in valuing the Interests Integra Chapman & Bell did not make a provision for federal income taxes.

         Sources of Information. In reaching its conclusion regarding the valuation of the Interests, Integra Chapman & Bell utilized resources including, but not limited to, the following:

o The Partnership's Forms 10-K for the years ended December 31, 1997, 1998 and 1999;

o    The  Partnership's  Forms 10-Q for the quarters ended March 31 and June 30,
     2000;

o    The  Amended  and  Restated   Agreement  of  Limited   Partnership  of  the
     Partnership;

o Documentation of recent mergers, acquisitions of controlling interests, and court rulings; and

o Information provided by local broker-dealers, accounting firms, attorneys and legal experts.

         Overview of Procedures for Appraising the Fair Value of the Interests. Integra Chapman & Bell determined a range of values for the Interests by using the following three valuation methods, each of which is described in more detail below:

         1.  Comparable  Public  Partnership  Analysis  - Under  this  approach,
             -----------------------------------------
Integra Chapman & Bell determined how buyers and sellers in the marketplace value similar real estate limited partnerships in light of their revenues, earnings and other financial data, and calculated an estimated value for the Partnership based on its financial data.

         2. Comparable  Transaction Analysis - Under the Comparable  Transaction
            --------------------------------
approach, Integra Chapman & Bell determined the premiums which have been paid in recent years for the acquisition of controlling interests in entities, particularly in the construction and real estate industries, and determined the price which would be paid for a controlling interest in the Partnership if these same premiums applied.

         3.  Discounted  Cash Flow - Under this method,  Integra  Chapman & Bell
             ---------------------
calculated an estimated value for the Partnership by analyzing its projected future cash flows and discounting these cash flows to their present value.

         Comparable Public Partnership Analysis. As one means of determining a range of values for the Interests, Integra Chapman & Bell calculated the ratios of the prices of other public limited partnerships to their revenues, earnings and other financial data. The comparable partnerships which were analyzed were Consolidated Capital Institution Properties /2, Damson/Birtcher Realty Income

Funds I and II, Davidson Growth Plus, L.P. and Krupp Realty Fund III. Integra Chapman & Bell obtained financial data for these partnerships from public filings and research reports, and adjusted the data for extraordinary and non-recurring items.

         The first step in the comparable company analysis was to calculate an estimated market value for the Partnership by applying multiples of earnings used to value other limited partnerships to the Partnership's earnings. The earnings measures used by Integra Chapman & Bell were Earnings Before Interest and Taxes ("EBIT") and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). After calculating the EBIT and EBITDA for the four entities listed above, Integra Chapman & Bell eliminated Consolidated Capital Institution Properties from the analysis because it found that the purchasers of interests in this partnership were highly motivated, resulting in abnormally high multiples. Using EBIT as the measure of earnings, the partnerships had price/earnings ratios ranging from 4.66 to 9.56. Using EBITDA as the measure of earnings, the remaining partnerships had price/earnings ratios ranging from 3.25 to 4.71.

         The Partnership had EBIT of approximately $.27 per Interest and EBITDA of approximately $.44 per Interest in 1999. Using the above price to earnings multiples, the market value of the Partnership would be $1.43 to $2.07 per Interest using the multiples of EBITDA, and $1.26 to $2.58 using the multiples of EBIT. As the EBITDA values fell within the range of the EBIT values, the overall range of values equaled the EBIT range of $1.26 to $2.58 per Interest. Multiplying the values per Interest of $1.26 to $2.58 by 643,650, the number of outstanding Interests, resulted in a total estimated market value range of $810,996 to $1,660,612. From these figures Integra Chapman & Bell subtracted the debt of the Partnership and added in the value of the Lakeshore Business Center Phase III vacant land in determining the "implied equity value" of the Partnership. The following table illustrates this calculation:


                                                              Total                         Per Interest
                                                              -----                         ------------

                                                      Low               High            Low             High
                                                      ---               ----            ---             ----

Market Value                                        $   810,996      $ 1,660,612      $ 1.26          $ 2.58

Less: debt                                          $(2,365,814)     $(2,365,814)     $(3.68)         $(3.68)

Plus: value of Lakeshore Business Center
Phase III land                                      $   180,715      $   180,715      $  .28          $  .28
                                                     ----------       ----------       -----           -----

Implied equity value                                $(1,374,103)     $  (524,487)     $(2.13)         $ (.81)

Interests outstanding: 643,650


         As the above table indicates, the range of estimated values of the Interests under the Comparable Public Partnership Analysis is $(2.13) to $(.81).

         Comparable Transaction Analysis. Under the second method used by Integra Chapman & Bell to estimate a range of values for the Interests, it determined the price which would be paid for the Interests if a "control premium" similar to that paid to acquire a controlling interest in other entities were paid to acquire a controlling interest in the Partnership. Integra Chapman & Bell considered the control premium which was paid for other entities in a variety of industries and then, more specifically, transactions involving entities in real estate and construction. In determining the control premiums, Integra Chapman & Bell used information from The Merger Stats Review, published by Ulihan, Howard and Ziskin, on 512 purchases of control of companies in several different industries in 1998, and from a Control Premium Study published by Merger Stats, Inc. which analyzed transactions from the second quarter of 2000, and which had specific figures for the acquisition of companies in the construction and real estate industries. The transactions included in the Merger Stats Review had an average control premium of 32.2%. Those analyzed in the Control Premium Study exhibited control premiums of 32.8% overall, 29% for construction and 23% for real estate.

         Applying the low end of the range of control premiums, or 25%, to the recent transaction prices of the Interests of $.95 to $1.10, Integra Chapman & Bell estimated a range of values of $1.19 to $1.37. Applying the control premium from the high end of the range, or 32%, yielded a value of $1.25 to $1.45. The overall range of estimated values under the Comparable Transaction Analysis was therefore $1.19 to $1.45.

         Discounted Cash Flows. The final method used by Integra Chapman & Bell to determine an approximate range of values for the Interests estimated the present value of the Partnership's anticipated cash flows. This type of analysis requires an estimate of future cash flows and of the "discount rate" used to determine the present value of the cash flows. Integra Chapman & Bell estimated the Partnership's future cash flows over the next ten years by beginning with the Partnership's expected net income from the two joint ventures in which the Partnership participates. These estimated cash flows were calculated by multiplying the Partnership's percentage interest in the joint ventures by the anticipated net income of the joint ventures, and adjusting this figure for Partnership expenses, including interest expenses. The projected cash flows of the Partnership in the ten-year period beginning in 2000 were $(549,444) over the first nine years, and $357,916 in the tenth year.

         Integra Chapman & Bell determined the appropriate discount rate for the discounted cash flow analysis by estimating the Partnership's weighted average cost of capital, which is its average cost of raising funds for both equity and debt financings. Integra Chapman & Bell used the Capital Asset Pricing Model ("CAPM") to calculate the appropriate weighted average cost of equity capital for the Partnership. Under the CAPM, the first step in calculating the weighted average cost of capital is determining the risk-free cost of capital, i.e., the interest rate on instruments with no risk of default, such as U.S. government bonds. A "market risk premium," or an additional cost of capital associated with the risk of the market as a whole, plus a specific investment risk premium, or an additional cost of capital necessitated by risks particular to a particular company which may not be present in other companies in the market, are added to the risk-free cost of capital to arrive at the total cost of equity capital. Integra Chapman & Bell used the rate on ten-year treasury bonds, or 4.60%, to estimate the risk-free rate and the difference between the expected rate of return on the Standard & Poor's index of 100 stocks and the risk-free rate, or 18.77%, as an estimate of the market risk premium. In addition, Integra Chapman & Bell added a specific investment risk premium of 2.00% based on its assessment of the risks peculiar to the partnership. Adding the market risk premium and specific investment risk premium to the risk-free rate yielded a total cost of equity capital for the Partnership of 25.37%.

         For an estimate of the cost of debt financing, Integra Chapman & Bell used the average interest rate associated with debt incurred recently by the Partnership, or 9.5%. Integra Chapman & Bell then computed its weighted average cost of capital under both the Partnership's current percentages of 45% equity and 55% debt and its anticipated future percentages of 30% equity and 70% debt. Under each scenario, the 25.37% cost of equity capital was multiplied by the equity percentage and the 9.5% cost of debt capital was multiplied by the debt percentage. These calculations resulted in an estimated weighted average cost of capital range of 14.3% to 18.3%.

         The value of the Partnership under the discounted cash flow analysis was calculated by starting with the sum of the discounted cash flows for Years 1 through 9 and adding the capitalized value of the Year 10 cash flow. The capitalized value of the year 10 cash flow was calculated by discounting the estimated cash flow in Year 10 of $357,916 to its present value using the 14.3% and 18.3% discount rates, and then capitalizing this amount using the same rates. The value of the vacant Lakeshore Business Center Phase III land was then added to the resulting figure, and the result was divided by the number of outstanding Interests to determine the estimated value per Interest. The following table illustrates this calculation:


                                                      18.3% Discount Rate                14.3% Discount Rate
                                                      -------------------                -------------------

Sum of Discounted Cash Flow for Years 1
Through 9                                                 $ (465,788)                        $ (549,444)

Capitalized Value of Year 10 Cash Flow
                                                          $  364,320                         $  657,632

Value of Lakeshore Business Center Phase III
Building                                                  $  180,715                         $  180,715

Estimated Partnership Value                               $   79,247                         $  288,903

Number of Outstanding Interests                              643,650                            643,650

Per-Interest Value                                        $      .12                         $      .45


         As the above table indicates, the range of estimated values of the Interests under the Discounted Cash Flow Analysis is $.12 to $.45.

          Summary of Estimated Values. The following table summarizes the estimated values for the Interests under each of the three valuation methods.


                                                       Low                     High
                                                       ---                     ----

Comparative Public
Partnership Analysis                                 $(2.13)                 $ (.81)

Comparable Transaction Analysis                      $ 1.19                  $ 1.45

Discounted Cash Flow Analysis                        $  .12                  $  .45

Overall Range                                        $(2.13)                 $ 1.45


         In its appraisal report, Integra Chapman & Bell indicated that the value determined by the Control Premium Analysis was a maximum value because it assumes that the buyer is extremely motivated. It found that the value determined using the Discounted Cash Flow Analysis was entitled to the greatest weight because it accounted for changes in future cash flow.

Fairness Opinion
----------------

         In its fairness opinion dated October 23, 2000, Integra Chapman & Bell expressed the opinion that the Purchase Price was fair to limited partners from a financial point of view. In arriving at this opinion, Integra Chapman & Bell reviewed the documents filed by the Partnership with the Commission, appraisals of properties held by joint ventures in which the Partnership holds Interest, the valuation of the Interest prepared by Integra Chapman & Bell, and other documents furnished to it by the Partnership. Integra Chapman & Bell relied upon the appraisals of the real estate to determine the value of real estate assets held by joint ventures in which the Partnership participates. With regard to non-real estate assets, Integra Chapman & Bell assumed that the Partnership's financial statements accurately reflect the financial condition of these assets. Integra Chapman & Bell physically inspected the properties held by the Partnership located in Kentucky, but did not inspect the properties located in Florida.

         The opinion of Integra Chapman & Bell is addressed to the General Partner and should not be considered a recommendation to any limited partner regarding whether a limited partner should tender interest in the Offer. Integra Chapman & Bell was not requested by the General Partner to make, nor did it make, any recommendation as to the amount of the Purchase Price. Integra Chapman & Bell did not express an opinion with regard to any assets or holdings held by partnerships or ventures other than the Partnership and the joint ventures in which it participates. In addition, Integra Chapman & Bell did not express an opinion as to the availability of funds to us to make the Offer.

Section 4.        Purpose of the Offer and Structure of the Transaction.

         Purpose. The purpose of the Offer is to enable us to acquire the entire equity interest in the Partnership. The Offer, as the first step in the acquisition of the Partnership, is intended to facilitate the acquisition of all the Interests and to provide cash to limited partners for their Interests as promptly as practicable. We are considering whether, following completion of the Offer, to propose and seek to have the Partnership consummate a merger or similar business combination with another entity or with us. Entities which we consider to be potential parties to a merger or similar business combination with the Partnership include, but are not limited to, the limited partnerships that are affiliated with the Partnership. If the Partnership consummates a merger or similar business combination, it is possible that the Partnership will no longer exist.

         Under the Partnership Agreement, a limited partner transferring his, her or its Interests must obtain the consent of the General Partner. Under Florida's limited partnership law, approval of a merger or similar business combination requires the written approval of the General Partner and the written approval of limited partners holding a majority of the outstanding Interests. The General Partner has advised us that it intends, subject to its fiduciary duty to the Partnership, to give its written consent to the transfer of any Interests, pursuant to the Offer, and in connection therewith, to our admission as a "Substituted Limited Partner" of the Partnership entitled to voting rights with respect to such Interests, and that it would consider approving a proposed merger or similar business combination and executing a definitive merger agreement to effectuate a proposed merger or similar business combination. Assuming the General Partner takes such actions, if we acquire, through the Offer or otherwise, at least a majority of the outstanding Interests, we would have sufficient voting power to approve: (i) a proposed merger or similar business combination; (ii) certain amendments to the Partnership Agreement;
(iii) termination of the Partnership; and (iv) a sale of all or substantially all of the Partnership's assets, without the consent of any other limited partner.

         Under Florida limited partnership law, no dissenters' or appraisal rights are available to limited partners as a result of the Offer. Under
Florida's limited partnership law, however, appraisal rights are available to limited partners in connection with a merger in the event that there are less than Five Hundred (500) limited partners of record following completion of the Offer. We are not offering to pay the expenses of any limited partners who choose to obtain counsel or appraisal services in connection with this Offer to Purchase. Limited partners have the right to inspect the books and records of the Partnership at its offices during regular business hours, but we are not granting limited partners the right to inspect our books and records.

         Although we are considering proposing a merger or similar business combination involving the Partnership following completion of the Offer, our decision to do so will depend on a variety of factors, such as:

o the timing and extent of the review of the solicitation documents by the Commission, and general economic conditions;

o the economic conditions, prospects, asset value and earnings of the Partnership;

o    the number of Interests that we acquire in the Offer or otherwise; and

o the requirements of the Partnership Agreement and Florida's limited partnership law.

There is no assurance, however, that a merger or similar business combination involving the Partnership will be proposed or that, if proposed, it will not be delayed or abandoned. We expressly reserve the right not to propose a merger or similar business combination involving the Partnership, and our ultimate decision could be affected by information which we subsequently obtain, changes in general economic or market conditions or changes in our business, or other factors. If a merger or similar business combination is consummated, limited partners at the effective time of such transaction may or may not have appraisal rights in connection therewith, depending upon the terms of any such transaction.

         We or one of our affiliates may, either immediately following the consummation or termination of the Offer, or from time to time thereafter, seek to acquire additional Interests through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices that we determine, which may be more or less than the Purchase Price. Alternatively, we and our affiliates reserve the right to sell or otherwise dispose of any or all of the Interests acquired in the Offer or otherwise, upon terms and at prices that we determine.

         Plans for the Partnership. If we succeed in acquiring control of the Partnership through means of this Offer or a subsequent transaction, we intend to conduct a detailed review of the Partnership and its assets, its structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider what further changes, if any, would be desirable in light of the circumstances which then exist. Our determinations will depend upon, among other things, general economic conditions, the conditions of the real estate markets in which the joint venture properties are located, the physical condition of the joint venture properties following the acquisition of control, prepayment penalties associated with each of the respective loan facilities encumbering the joint venture properties and the terms available to the Partnership for new financing arrangements. We expressly reserve the right to make any changes that we deem necessary or appropriate in light of our review or in light of future developments. Such changes could include changes in the Partnership's business, structure, organizational documents, capitalization, management and dividend policy.

         Except as described in this Section and elsewhere in this Offer to Purchase, following the consummation of the Offer, we presently intend to conduct the business and operations of the Partnership substantially as they are currently conducted.

Section 5.  Conflicts of Interest and Transactions with Affiliates.

         Conflicts of Interest with Respect to the Offer. The General Partner is our affiliate. The General Partner has conflicts of interest with respect to the Offer, as a result of, among other things, its affiliation with us, including
(i) our desire to maximize the value of our ownership of the Interests, including our desire to increase our profit by acquiring Interests at a low price and the potential conflict that may arise in the event we propose a merger or similar business combination following the successful consummation of the Offer, which could result in a conflict for the General Partner in attempting to reconcile our interests with the interests of the limited partners; (ii) the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the distributions received by the General Partner in respect of its interest in the Partnership and/or the fees paid to its affiliates in connection with the services provided to the Partnership; and
(iii) the fact
that, if successful, the Offer will place us in a position to control all Partnership decisions on which limited partners may vote, including removal of the General Partner and, due to our affiliation with the General Partner, and its affiliates, we will most likely vote the Interests owned by us in whatever manner we deem to be in the best interest of the General Partner and our affiliates but may or may not be in the interest of the limited partners, including voting against the elimination or a decrease in fees payable to our affiliates or affiliates of the General Partner.

         Our Voting Power. Although the Offer is not contingent upon a minimum number of Interests being tendered, if, following completion of the Offer, we own a majority of the Partnership's Interests, then we will have the power to vote a majority of the Interests. This would give us, subject to certain conditions, the power to:

o    approve a merger or similar business combination involving the Partnership;

o    approve certain amendments to the Partnership Agreement;

o    terminate the Partnership;

o    remove the General Partner; or

o approve or disapprove of the sale of all or substantially all the assets of the Partnership;

in each case in our sole discretion without the consent of any other limited partner and, subject to certain limitations, without the consent of the General Partner. The General Partner has advised us that it presently intends, subject to its fiduciary duties to the Partnership, to consent to the transfer of tendered Interests, admitting us as a Substitute Limited Partner and that it will consider granting its approval and consent to a proposed merger or similar business combination. See Part I, Section 4 of this Offer to Purchase. Assuming the General Partner takes such actions, we, as the holder of a majority of the Interests, will have sufficient voting power to approve the actions described above, without the consent of any other limited partner.

         Transactions   with  Affiliates.   The  following   describes   certain
agreements and transactions between us and our affiliates (including the General Partner) and the Partnership.

         NTS Development Company, an affiliate of the General Partner, directs the management of the Partnership's properties pursuant to a written agreement (the "Management Agreement") between NTS Development Company and the Partnership. Under the Management Agreement, NTS Development Company establishes rental policies and rates and directs the marketing activity of leasing personnel. It also coordinates the purchase of equipment and supplies, maintenance activity and the selection of all vendors, suppliers and independent contractors.

         Under the Management Agreement, the Partnership agreed to pay NTS Development Company a management fee equal to 5% of gross revenues from residential properties and 6% of gross revenues from commercial properties. Also under the Management Agreement, the Partnership agreed to pay NTS Development Company a repair and maintenance fee equal to 5.9% of costs incurred which relate to capital improvements. The Partnership paid NTS Development Company the following fees for the nine months ended September 30, 2000 and for the year ended December 31, 1999. These charges include items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, buildings and amenities.



                                                       Nine Months Ended            Year Ended
                                                           09/30/00                  12/31/99
                                                           --------                  --------

Property Management Fee                                     $25,911                  $38,234

Repair and Maintenance Fee                                   13,267                    2,963
                                                             ------                    -----

                                                            $39,178                  $41,197
                                                            =======                  =======


         The Management Agreement also requires the Partnership to purchase all insurance relating to the managed properties, to pay the direct out-of-pocket expenses of NTS Development Company in connection with the operation of the properties, including the cost of goods and materials used for and on behalf of the Partnership, and to reimburse NTS Development Company for the salaries, commissions, fringe benefits, and related employment expenses of on-site personnel. Under these provisions of the Management Agreement, the Partnership paid NTS Development Company the following amounts, in addition to the fees described in the preceding table, for the nine months ended September 30, 2000 and for the year ended December 31, 1999. These charges included items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, building and amenities.


                                                     Nine Months Ended            Year Ended
                                                         09/30/00                    1999
                                                         --------                  --------

Leasing                                                   $ 5,763                  $23,668

Administrative                                             15,338                   56,575

Property Management Costs                                  14,959                   30,721

Other                                                         285                      696
                                                          -------                 --------

                                                          $36,345                 $111,660
                                                          =======                 ========


         The initial term of the Management Agreement was five years, and thereafter for succeeding one-year periods, unless canceled by either party upon sixty days written notice. As of November 30, 2000, the Management Agreement is still in effect.

         As  of  November  30,  2000,  we  owned  16,866,   or  2.62%,   of  the
Partnership's outstanding Interests. The General Partner owns five Interests.

         In connection with the retirement of Richard L. Good, the former Vice Chairman of NTS Capital Corporation, and under an agreement dated as of January 1, 1999 (the "Retirement

Agreement"), JDN Financial Holdings, LLC, a Delaware limited liability company owned by J.D. Nichols ("JDN Financial"), acquired the equity interests of Richard L. Good in various entities affiliated with the Partnership, including NTS Corporation, NTS-Properties Associates VI, NTS-Properties Associates VII, NTS-Properties Plus Associates, and interests in private limited partnerships with ownership interests in real estate. JDN Financial did not purchase Interests in the Partnership in connection with the Retirement Agreement. In consideration for his equity interests in the foregoing entities, Richard L. Good received (i) monetary consideration equal to his salary and bonus in the amount of approximately $529,000, (ii) various promissory notes in the net amount of approximately $1,600,000, payable monthly through February 29, 2012 at the current interest rate of 5.09% per year, and (iii) equity interests in real and personal property, including 50% of the equity interest in National Aquatics, Inc. and 70% of the equity interest in NTS/Sabal Office Limited Partnership.

         On February 25, 2000, Mr. Nichols made a capital contribution of $100,000 to NTS Financial Partnership, a Kentucky general partnership ("NTS Financial") and an affiliate of the Partnership. In the past two years, Mr. Nichols has received returns of capital totaling $150,000 from NTS Financial which Mr. Nichols used to make capital contributions to us.

         In the past two years, Mr. Nichols has received returns of capital totaling $893,170 from NTS Financial which Mr. Nichols used to pay third party obligations, and returns of capital totaling $2,426,647 from NTS Financial which Mr. Nichols used to make a capital contribution to us to purchase Interests in the Partnership and also to purchase limited partnership interests in partnerships affiliated with the Partnership. In the past two years, Mr. Nichols also received undistributed profits from private affiliates of NTS Financial totaling $1,319,500 which Mr. Nichols used to pay taxes.

         Since January 1, 1998, Mr. Nichols has personally guaranteed various loans made to various publicly and privately-held affiliates of the Partnership. As of September 30, 2000, Mr. Nichols had outstanding personal guaranties totaling approximately $27,198,000. Mr. Nichols has guaranteed the payment of approximately $215,000 of notes payable of NTS Corporation. Mr. Nichols has also guaranteed the payment of approximately $17,700,000 of loans of various affiliates. In October, 1998, Mr. Nichols and Mr. Lavin each personally guaranteed $3,250,000 of a loan made to a privately-held affiliate of the Partnership secured by a property, the book value of which is $10,000,000. Mr. Nichols also guaranteed, as an indemnitor, that the conditions of certain surety bonds will be met. The outstanding commitments of the surety bonds aggregated $3,283,000 at December 31, 1999. In December, 1999, Mr. Nichols and Mr. Lavin each personally guaranteed a $2,000,000 loan to us from Community Trust Bank, N.A. in the following amounts: (1) Mr. Nichols guaranteed 75% of all indebtedness of ours or $1,500,000, whichever is less; and (2) Mr. Lavin guaranteed 25% of all indebtedness of ours or $500,000, whichever is less. This loan was repaid using the proceeds of a $6,000,000 loan to us from the Bank of Louisville. Mr. Nichols and Mr. Lavin each personally guaranteed up to $6,000,000 of the obligations under the loan from the Bank of Louisville for which each of them is jointly and severally liable.

         In addition to the guaranties described above, on March 31, 1989 NTS Guaranty Corporation, which is owned 100% by Mr. Nichols and is an affiliate of the Partnership, guaranteed certain obligations of NTS Mortgage Income Fund, which is also an affiliate of the Partnership. On September 20, 1988, Mr. Nichols issued a $10,000,000 demand note to NTS Guaranty Corporation, which may be used to satisfy the guaranty. The obligations of NTS Guaranty Corporation under the guaranty are expressly limited to the assets of NTS Guaranty Corporation, its ability to draw upon the $10,000,000 demand note and Mr. Nichols' ability to answer the demand.

          On June 13, 2000, the Partnership borrowed $232,000 from the Bank of Louisville. The loan bears interest at a fixed rate of 8.75%, and matures January 31, 2001. The loan is secured by a certificate of deposit held by NTS sFinancial and by all of the property owned of NTS Financial.

         During the past two years, we have participated in joint tender offers with limited partnerships that are affiliates of the Partnership to purchase the limited partnership interests of those partnerships. The following table sets forth the results of these tender offers:


                                                                                        Limited
                                                                                      Partnership       Limited
                                                                                       Interests      Partnership
                                                                                     Purchased by      Interests
                                                     Price per    Total Interests     the Subject      Purchased
Purchase Date               Subject Partnership      Interest        Purchased        Partnership        by Us
-------------               -------------------      ---------       ---------        -----------        -----
December 31, 1998           NTS-Properties III         $250              729              500              229

December 8, 1999            NTS-Properties III         $250              938              500              438

September 21, 2000          NTS-Properties III         $250           Pending           Pending         Pending

February 19, 1999           NTS-Properties IV          $205            1,259              600              659

December 8, 1999            NTS-Properties IV          $205            2,245              500            1,745

September 22, 2000          NTS-Properties IV          $205           Pending           Pending         Pending

February 5, 1999            NTS-Properties V           $205            2,458              600            1,858

December 31, 1999           NTS-Properties V          $230(*)          1,196              250              946

September 22, 2000          NTS-Properties V          $230(*)         Pending           Pending         Pending

January 18, 1999            NTS-Properties VI          $350            2,103              750            1,353

September 30, 1999          NTS-Properties VI          $370            2,801              500            2,301

December 23, 1999           NTS-Properties VI          $380            1,085              250              835

August 15, 2000             NTS-Properties VI          $380            3,685              100            3,585

March 12, 1999              NTS-Properties VII,         $6            25,794           10,000           15,794
                            Ltd.

November 30, 1999           NTS-Properties VII,         $6            41,652           10,000           31,652
                            Ltd.

August 15, 2000             NTS-Properties VII,         $6            39,220            2,500           36,720
                            Ltd.


* The original offering price was $215 per interest which was increased to $230 per interest on December 20, 1999.

         In addition to the above tender offers involving us, on September 30, 1999, NTS-Properties V purchased 2,523 limited partnership interests in NTS-Properties V from limited partners for $205 per interest pursuant to an offer to purchase interests.

         Since October 1999, we have purchased 16,866 Interests at a price of $1.00 per Interest. In addition, since January 1998 Ocean Ridge has purchased 15,513 Interests at a price of $1.00 per Interest. Mr. Nichols wife, Barbara, is the sole limited partner of Ocean Ridge, and BKK Financial, Inc., an Indiana corporation which is wholly-owned by Mrs. Nichols and Mr. Nichols' two majority-age daughters, is the general partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of BKK Financial.

         We purchased Interests in the Partnership and also purchased limited partnership interests in limited partnerships that are affiliates of the Partnership pursuant to an Agreement, Bill of Sale and Assignment dated February 10, 2000, between us and four investors in the Partnership (the "Purchase Agreement") for an aggregate purchase price of $900,000. We paid these investors a premium above the purchase price previously offered for limited partnership interests pursuant to prior tender offers because this purchase allowed us to purchase a substantial number of limited partnership interests without incurring the significant expenses involved with a tender offer. Pursuant to the Purchase Agreement, we purchased the following Interests in the Partnership and limited partnership interests in limited partnerships that are affiliates of the
Partnership:

o A total of 2,536 Interests from three of the investors for total consideration of $2,536, or an average purchase price of $1.00 per interest.

o A total of 135 limited partnership interests in NTS-Properties III from two of the investors for total consideration of $38,676, or an average price of $286.49 per interest.

o A total of 565 limited partnership interests in NTS-Properties IV from three of the investors for total consideration of $136,629, or an average price of $241.82 per interest.

o A total of 1,604 limited partnership interests in NTS-Properties V from three of the investors for total consideration of $425,949, or an average price of $265.55 per interest.

o A total of 675 limited partnership interests in NTS-Properties VI from two of the investors for total consideration of $281,128, or $416.49 per interest.

o A total of 2,251 Interests in NTS-Properties VII, Ltd. from one of the investors for total consideration of $15,082, or an average price of $6.70 per Interest.

         Section 6.  Financing the Offer.

         We expect that approximately $702,956 will be required to purchase all of the outstanding Interests which are not owned by us or our affiliates, and that approximately $125,000 will be required to pay related fees and expenses. See Part II, Section 10 of this Offer to Purchase. We presently anticipate funding the entire amount of the consideration required to consummate the Offer and all related expenses through a $6,000,000 revolving line of credit from the Bank of Louisville. See Part II, Section 9 of this Offer to Purchase.

         Section 7. Certain Effects of the Offer on the Market for the Interests; Exchange Act Registration; and Margin Regulations.

         The purchase of Interests in this Offer will reduce the number of Interests that might otherwise trade publicly and the number of limited partners, and could adversely affect the liquidity and market value of the remaining Interests. However, because the Interests are not traded in any organized market, the purchase of Interests pursuant to the Offer is not expected to affect the market for the Interests.

         The Interests are currently registered under the Exchange Act. Such registration may be terminated upon application to the Commission if the Interests are not listed on a national securities exchange and there are fewer than three hundred (300) limited partners of record. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by the Partnership to its limited partners and to the Commission and would make inapplicable to the Partnership certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirements to furnish proxy statements in connection with limited partners' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, if we acquire a substantial number of Interests, the ability of "affiliates" of the Partnership and persons holding "restricted securities" of the Partnership to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We presently intend to cause the Partnership to apply for termination of registration of the Interests under the Exchange Act following the consummation of the Offer. If this registration is terminated, the Partnership will no longer have the obligation to file periodic reports with the Commission. The General Partner has advised us that if, as a result of the purchase of the Interests pursuant to the Offer, the Partnership is no longer required to maintain registration of the Interests under the Exchange Act, the General Partner presently intends, subject to its fiduciary duties to the Partnership, to cause the Partnership to apply for termination of such registration.

         The Interests are currently not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System ("Margin Securities"). The purchase of Interests pursuant to the Offer will not cause the Interests to become Margin Securities.

                                     PART II
                                    THE OFFER

         Section 1.        Effect of the Offer on Limited Partners.

         The purpose of the Offer is to enable us to acquire all of the equity interests in the Partnership and to provide limited partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists, and under the Partnership Agreement transfers of Interests are subject to restrictions, including the prior approval of the General Partner. The General Partner believes that if the Partnership continues as a public partnership, its administrative expenses will severely reduce its remaining value. The General Partner also believes that some limited partners desire immediate liquidity, while other limited partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that limited partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that this Offer accommodates the differing goals of both groups of limited partners. Limited partners who tender their Interests in the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the current value of their investment. See Risk Factors - "General Economic Risks Associated with Investments in Real Estate."

         Although we are considering proposing a merger or similar business combination involving the Partnership following completion of the Offer, neither we, the Partnership, nor the General Partner has any current plans or proposals that relate to or would result in:

o    a sale or transfer of a material amount of assets of the Partnership;

o any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the Management Agreement between the General Partner and the Partnership;

o    any change to the indebtedness or capitalization of the Partnership;

o    any other material change in the structure or business of the  Partnership;
     or

o any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

The General Partner, however, may explore and pursue any of these options in the future. As of April 1, 1991, the Partnership suspended payment of cash distributions to limited partners due to insufficient cash being generated from operations. See Part II, Section 7 of this Offer to Purchase.

         If you do not tender  your  Interests  in this  Offer,  it will have no effect on your proportionate interest in the Partnership. If you retain your Interests you may be subject to increased risks including but not limited to increased voting control by the affiliates of the General Partner (including us) and persons controlling the affiliates, which will increase the influence that affiliates of the General Partner and persons controlling the affiliates have on certain matters voted on by limited partners, including removal of the General Partner and termination of the Partnership. See "Risk Factors -- Cash Distributions have Been Suspended and may be Permanently Eliminated and Increased Voting Control by Affiliates of the Partnership." The Interests that we purchase in this Offer will be held by us. Neither the Partnership nor the General Partner has plans to offer for sale any other additional Interests, but each reserves the right to do so in the future.

         The Offer is our first tender offer for Interests. In the event that less than all of the Interests subject to the Offer are tendered, we will consider the desirability of making future tender offers to purchase Interests following completion of the Offer, but we are not required to make any future offers.

         Section 2. Offer to Purchase and Purchase Price; Expiration Date; Determination of Purchase Price.

         Offer to  Purchase  and  Purchase  Price.  We will,  upon the terms and
         -----------------------------------------
subject to the conditions of the Offer described below, purchase a total of 611,266 Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $1.15 per Interest; provided however, that if you decide to tender we will not accept your tender if, as a result of your tender, you would continue to be a limited partner and would hold fewer than Two Hundred Fifty (250) Interests.

         THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, WE WILL NOT ACCEPT YOUR TENDER IF, AS A RESULT OF THE TENDER, YOU WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN TWO HUNDRED FIFTY (250) INTERESTS.

         Expiration  Date.  The term  "Expiration  Date" means  12:00  Midnight,
         -----------------
Eastern Standard Time, on Friday, March 30, 2001 unless and until we extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by us, expires. We may extend the Offer, in our sole discretion, by providing you with written notice of the extension. For a description of how we may extend or terminate the Offer, see Part II, Section 13 of this Offer to Purchase.

         Determination  of Purchase  Price.  The Purchase  Price  represents the
         ----------------------------------
price at which we are willing to purchase Interests. Your approval is not required and was not sought regarding the determination of the Purchase Price. No special committee of ours or of the limited partners has approved this Offer and no special committee or independent person has been retained to act on behalf of us. The General Partner has obtained an opinion from a third party that the Purchase Price is fair to limited partners from a financial point of view.

         The Purchase Price was determined by us in our sole discretion based on:

o a range of values of $(2.13) to $1.45 established by an independent appraisal of the Interests;

o    repurchases of Interests by the Partnership in 1996, 1997, 1998 and 1999;

o purchases of Interests by the Partnership's affiliates, Ocean Ridge and us, in 1998, 1999 and 2000;

o the purchase of Interests from three limited partners by us on February 10, 2000 at a price of $1.00 per Interest; and

o a tender offer made by an unaffiliated third party in September, 1998 at a price of $1.15 per Interest.

We are aware of certain secondary market transactions by which Interests were transferred at prices ranging from $.05 to $1.76 per Interest by limited partners to third parties during the period from January 1, 1997 to February 29, 2000. The Partnership repurchased interests, and we and two other affiliates, Ocean Ridge and the General Partner, purchased Interests, in secondary market transactions at a price of $1.00 per Interest during the period from December 1996 to August 2000. The information regarding transactions between limited partners and third parties is based on our knowledge and may not reflect all transactions that have taken place during the time periods set forth above. As of September 30, 2000 and December 31, 1999, the book value of each Interest was approximately $(.92).

         In determining the Purchase Price, we did not estimate or project the liquidation value per Interest or consider the book value per Interest.

         Section 3. Procedure for Tendering Interests. If you wish to tender Interests in this Offer you must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests you tender or if your Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, you must execute and submit the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys, at the address listed in Section 16 of this Offer to Purchase. If your Interests are held in an IRA/custodial account, all forms should be signed and forwarded to the custodian to obtain a signature guarantee and the Certificate of Ownership for the Interests. There are no fees or other charges payable by limited partners who tender Interests in connection with the Offer.

THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE) AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY US ON OR BEFORE THE EXPIRATION DATE. WE WILL NOT ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.

         Method of Delivery.  YOU ASSUME ANY RISK ASSOCIATED WITH THE METHOD FOR
         -------------------
DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). WE RECOMMEND THAT YOU SUBMIT ALL DOCUMENTS BY REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. YOU MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN PART II, SECTION 16 OF THIS OFFER TO PURCHASE.

         Determination of Validity. All questions regarding the validity,  form,
         --------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by us, in our sole discretion, and our determination shall be final and binding. We have the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period we establish. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. We are neither under any duty nor will we incur any liability for failure to notify you of any defects, irregularities or rejections contained in your tenders.

         Section 10(b) of the Exchange Act and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. If you tender your Interests pursuant to any of the procedures described in this Offer to Purchase you accept the terms and conditions of the Offer, and represent and warrant that (i) you own the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.

         Section 4. Withdrawal Rights. If you tender Interests in this Offer, you may withdraw your tender at any time before the Expiration Date or the date we accept tenders of Interests, whichever is later. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in
Part II, Section 16 of this Offer to Purchase on or before the Expiration Date. Any notice of withdrawal must specify your name and the amount of Interests that you are withdrawing.

         All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. All determinations made by us will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in
Part II, Section 3 of this Offer to Purchase prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4 will be irrevocable.

         Section 5. Purchase of Interests; Payment of Purchase Price. If you tender Interests under the Offer, upon the terms and subject to the conditions of the Offer, we will pay you $1.15 per Interest for each Interest you properly tender. We will pay you the Purchase Price by sending you a check. We will deliver your check by first class U.S. Mail deposited in the mailbox within five
(5) business days after the Expiration Date. Under no circumstances will we pay you interest on the Purchase Price, regardless of any extension of the Offer or any delay in making payment.

         Interests will be deemed purchased at the time of acceptance by us, but in no event earlier than the Expiration Date. Interests that we purchase will be held by us. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         Section 6. Certain Conditions of the Offer. Notwithstanding any other provision of this Offer to Purchase, we will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Part II,
Section 13 of this Offer to Purchase or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration Date:

          (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under
     Section 708 of the Code;

          (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

          (c) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which:
     (i) challenges the making of the Offer or the acquisition by us of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in our reasonable judgment (determined within five
     (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to us;

          (d) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or us, by any government or governmental regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly:

               (i) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Interests;

               (ii) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership or us, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of the Partnership;

          (e) there shall have occurred:

               (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

               (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

               (iii) the commencement of war, armed hostilities or any other national or international crises directly or indirectly involving the United States;

               (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

               (v) (A) any significant change, in our reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that
          (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or (2) in our reasonable judgment, makes it inadvisable to proceed with the Offer; or

               (vi) in the case of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

          (f) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in our reasonable judgment, is or may be material to the Partnership;

          (g) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person;

          (h) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before November 30, 2000 a
     Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests; or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets;

which, in our reasonable judgment, in any such case and regardless of the circumstances (including any action by us) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The conditions described above are for our sole benefit and may be asserted by us on our respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by us) or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described in this Section 6 shall be final and binding on all parties. As of the date hereof, we believe that neither paragraph (a) nor paragraph (b) of this Section 6 will prohibit the consummation of the Offer.

         Section 7. Cash Distribution Policy. The Partnership began operations in April of 1987 and paid quarterly distributions of $3.77 per Interest from October 1, 1988 through March 31, 1991, at which point distributions were suspended due to insufficient cash generated from operations. See Part II,
Section 10 of this Offer to Purchase. The Partnership will evaluate its cash position on an ongoing basis to determine if resumption of distributions is appropriate. However, there can be no assurance that the Partnership will make any distributions in the future to limited partners who continue to own Interests following completion of the Offer. See Part II, Section 10 of this Offer to Purchase. In addition, limited partners that tender Interests pursuant to the Offer will not be entitled to receive cash distributions, if any, declared after the Expiration Date, on any Interests which are tendered and accepted by us.

         Section 8. Effects of the Offer. In addition to the effects of the Offer on tendering and non-tendering limited partners and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect us in several other respects:

         If the Offer is fully subscribed, we will use approximately $827,956 to purchase 611,266 Interests and pay costs associated with the Offer. This will have the effect of reducing the cash available to fund our future needs and contingencies. If the Offer is fully subscribed, our interest in the net book value of the Partnership will increase from ($15,547), or 2.62%, to ($579,005), or 97.59%. Our interest in any net earnings would increase from 2.62% to 97.59%. The Partnership, however, has not made cash distributions since March 1991.

         Upon completion of the Offer, we may consider purchasing any Interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to limited partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits us from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by us will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.

         Section 9. Source and Amount of Funds. We expect to fund monies required to complete our purchases and to pay expenses of the Offer out of the proceeds from the loan described below. The cost of purchasing 611,266 Interests, if the Offer is fully subscribed, would be approximately $702,956. We anticipate that the expenses of the Offer will be approximately

$125,000, consisting of $70,000 in legal fees; $ 25,000 for the costs of the appraisal of the Interests and the fairness opinion, for which we agreed to reimburse the Partnership, and $30,000 for printing, mailing, solicitation and accounting costs. The Partnership will not pay any of the expenses of this Offer. However, Neil Mitchell, a Vice President of NTS Capital Corporation, the corporate general partner of the General Partner, assisted us in the preparation of this Offer to Purchase.

         We may also use the loan proceeds to fund the purchase of limited partnership interests of limited partnerships that are affiliates of the Partnership. The loan proceeds could also be used to return capital contributions previously made by Mr. Nichols and Mr. Lavin to us.

         On August 15, 2000, we entered into a Loan Agreement with the Bank of Louisville, a Kentucky banking corporation, under which the Bank of Louisville agreed to provide us with a $6,000,000 revolving line of credit evidenced by three separate promissory notes issued by us in favor of the bank in the original principal amount of $2,000,000 each (the "Loan Agreement"). The terms of the three separate notes are described below:

o Revolving Credit Note A bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus .25% per year for a term ending on August 31, 2005. We will pay the interest rate described in Revolving Credit Note A for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is $2,000,000 or less.

o Revolving Credit Note B bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus .50% per year for a term ending on August 31, 2005. We will pay the interest rate described in Revolving Credit Note B for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is greater than $2,000,000 but less than $4,000,000.

o Revolving Credit Note C bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus 1% per year for a term ending on August 31, 2005. We will pay the interest rate described in Revolving Credit Note C for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is greater than $4,000,000.

     The line of credit from the Bank of Louisville is secured by:

o Interests of the Partnership which are currently held or subsequently acquired by us, including any distributions which the Partnership issues to us with respect to the Interests and any proceeds from the sale of the Interests held by us;

o limited partnership interests in partnerships affiliated with the Partnership which are currently held or subsequently acquired by us, including any distributions which the partnerships issue to us with respect to the interests held by us and any proceeds from the sale of the interests held by us; and

o the personal guaranties of Mr. Nichols and Mr. Lavin of all of our indebtedness with respect to the Bank of Louisville under the $6,000,000 line of credit pursuant to two separate Guaranty Agreements, each dated August 15, 2000 among the Bank of Louisville and each of Mr. Nichols and Mr. Lavin (the "Guaranty - Agreements"). Mr. Nichols and Mr. Lavin are jointly and severally liable under each of their respective Guaranty Agreements.

         Under the terms of the Loan Agreement, we will repay the proceeds of the revolving line of credit as follows:

o On September 1, 2000, we began making consecutive monthly payments of all accrued and unpaid interest on the outstanding principal balance.

o The entire outstanding principal balance owing under the revolving line of credit is due and payable on August 31, 2005.

         We intend to use funds from cash distributions from the Partnership and affiliated partnerships and from capital contributions to us by Mr. Nichols and Mr. Lavin to make these payments.

         In addition to using the proceeds of the revolving line of credit to fund the purchase of Interests and our proportionate share of expenses of the Offer, Mr. Nichols and Mr. Lavin may fund the purchase of Interests by us and our proportionate share of the expenses of the Offer from capital contributions pursuant to the terms of a Capital Contribution Agreement dated as of January 20, 1999 by and between Mr. Nichols and Mr. Lavin.

         Section 10.       Information About Us and the Partnership.

         General Information About Us. We are a Kentucky limited liability company and were formed in 1999. We are an affiliate of the Partnership and the General Partner, and have previously purchased Interests in the Partnership and limited partnership interests in other partnerships affiliated with the Partnership. Our offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223. The phone number of our office is (502) 426-4800. Our two members are Mr. J.D. Nichols, who is also Chairman of the Board of NTS Capital Corporation, the corporate general partner of the General Partner, and Mr. Brian
F. Lavin, the President and Chief Operating Officer of NTS Capital Corporation.

         General Information About the Partnership. The Partnership was formed in April of 1987 under the laws of the State of Florida. The Partnership's offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223. The phone number of the Partnership's office is (502) 426-4800. NTS-Properties Plus Associates, a Kentucky limited partnership, is the Partnership's General Partner. NTS Capital Corporation is the corporate general partner of the General Partner. NTS Capital Corporation is controlled by Mr. J.D. Nichols, its Chairman of the Board, and Mr. Brian F. Lavin, its President and Chief Operating Officer.

         The Partnership's net income or loss and cash distributions are allocated according to the terms of the Partnership Agreement. Under the Partnership Agreement, Pre-Termination Date Net

Cash Receipts and Interim Net Cash Receipts (each as defined in the Partnership Agreement) that are made available for distribution are distributed 99% to the limited partners and 1% to the General Partner. Net Cash Proceeds are distributed (i) 99% to the limited partners and 1% to the General Partner until the limited partners have received cash distributions from all sources (except Pre-Termination Date Net Cash Receipts) equal to their Original Capital (as defined in the Partnership Agreement); and (ii) the remainder is allocated 80% to the limited partners and 20% to the General Partner. Net Operating Income (as defined in the Partnership Agreement) is allocated to the limited partners and the General Partner in proportion to their respective cash distributions. Net Operating Income in excess of cash distributions and Net Gains from Sales (as defined in the Partnership Agreement) are allocated as follows: (i) pro rata to all partners with a negative capital account in an amount to restore the negative capital account to zero; (ii) 99% to the limited partners and 1% to the General Partner until the limited partners have received an amount equal to their Original Capital less cash distributions; and (iii) the remainder 80% to the limited partners and 20% to the General Partner. Net Operating Losses (as defined in the Partnership Agreement) are allocated 99% to the limited partners and 1% to the General Partner.

         The Partnership's Assets. The Partnership's assets consist primarily of its interests in the following two joint ventures:

     1. Blankenbaker Business Center Joint Venture, a joint venture partnership with NTS-Properties IV, Ltd. ("NTS-Properties IV") and NTS-Properties VII, Ltd., each an affiliate of the Partnership, the General Partner and us. Blankenbaker Business Center Joint Venture owns Blankenbaker Business Center 1A, a business center with approximately 50,000 net rentable ground floor square feet and approximately 50,000 net rentable mezzanine square feet located in Louisville, Kentucky. The Partnership contributed the completed building, which it had previously acquired from an affiliate, to the joint venture. In 1994, NTS-Properties IV was admitted as a partner to the joint venture. The Partnership's percentage interest in the joint venture was 39% at September 30, 2000. As of September 30, 2000, the property was 100% occupied. The joint venture has a mortgage loan on this property which had a total outstanding balance of $2,773,739 on September 30, 2000. The Partnership's proportionate obligation under this mortgage was $1,083,145 on September 30, 2000. The mortgage is secured by the property, bears interest at a fixed rate of 8.5% and matures on November 15, 2005.

     2. Lakeshore/University II Joint Venture ("L/U II Joint Venture"), a joint venture partnership with NTS-Properties IV, NTS-Properties V and NTS/Ft. Lauderdale, Ltd., each an affiliate of the Partnership, the General Partner and us. The Partnership's percentage interest in the joint venture was 7.69% as of July 1, 2000. The L/U II Joint Venture owns the following real properties:

(a) Lakeshore Business Center Phase I, a business center with approximately 103,000 net rentable square feet located in Fort Lauderdale, Florida, acquired complete by the joint venture. As of September 30, 2000, the property was 74% occupied. The L/U II Joint Venture has a mortgage loan on this property which had a total outstanding balance of $4,263,901 on September 30, 2000. The Partnership's proportionate obligation under this mortgage was $327,894 on September 30, 2000. The mortgage is secured by the property, bears interest at a fixed rate of 8.125% and matures on August 1, 2008.

(b) Lakeshore Business Center Phase II, a business center with approximately 97,000 net rentable square feet located in Fort Lauderdale, Florida, acquired complete by the joint venture. As of September 30, 2000, the property was 86% occupied. The L/U II Joint Venture has a mortgage loan on this property which had a total outstanding balance of $4,587,503 on September 30, 2000. The Partnership's proportionate obligation under this mortgage was $352,779 on September 30, 2000. The mortgage is secured by the property, bears interest at a fixed rate of 8.125% and matures on August 1, 2008.

(c) Lakeshore Business Center Phase III is a business center being constructed on 3.8 acres of land at the Lakeshore Business Center development. On September 8, 2000, the L/U II Joint Venture closed a construction loan transaction for an aggregate principal amount of $2,680,000. The Partnership's proportionate obligation under this loan is approximately $206,000. The loan is secured by the property, bears interest at LIBOR plus 2.3% and matures on September 8, 2003. NTS Corporation guaranteed the completion of construction of Lakeshore Business Center Phase III.

The joint ventures in which the Partnership is a partner had a fee title interest in the above properties. The General Partner believes that the Partnership's properties are adequately covered by insurance.

         Currently, the joint venture's plans for renovations and other major capital expenditures include tenant improvements at the joint venture properties as required by lease negotiations. Changes to current tenant finish improvements are a typical part of any lease negotiation. Improvements generally include a revision to the current floor plan to accommodate a tenant's needs, new carpeting and paint and/or wallcovering. The extent and cost of the improvements are determined by the size of the space being leased and whether the improvements are for a new tenant or incurred because of a lease renewal. The tenant finish improvements will be funded by cash flow from operations, cash reserves or additional financing where necessary.

         On July 23, 1999, the L/U II Joint Venture sold 2.4 acres of land adjacent to the Lakeshore Business Center for the purchase price of $528,405. The Partnership recorded an approximate $7,900 gain associated with this sale. On December 6, 1999, the L/U II Joint Venture signed an agreement with a contractor providing for the construction of a building to be known as Lakeshore Business Center Phase III on the 3.8 acres of land it owns at the Lakeshore
Business Center development. Site work began in December 1999 and shell construction began in the first quarter 2000. The construction costs are currently estimated to be $4,300,000 and will be funded by capital contributions made by NTS-Properties V in July 1999 and approximately $2,680,000 in debt financing described under paragraph (c) above. As of September 30, 2000 the L/U II Joint Venture has a commitment for approximately $48,000 for tenant improvements on 6,190 square feet at Lakeshore Business Center Phase III. The Partnership's share of this commitment is approximately $3,700 and will be funded from debt financing.

         The Partnership and NTS-Properties IV, which prior to July 1, 1999 had a 12% and 18% interest respectively in the L/U II Joint Venture, were not in a position in July 1999 to contribute additional capital required for the construction of Lakeshore Business Center Phase III. The Partnership, together with NTS-Properties IV, agreed that NTS-Properties V would make a $1,737,000 capital contribution to the L/U II Joint Venture to fund the costs of constructing Lakeshore Business Center Phase III and leasing and capital improvement expenses for Lakeshore Business Center Phases I and II. The Partnership and NTS-Properties IV agreed that their joint venture interests would, as a result, decrease to 8.4% and 11.93%, respectively. A $500,000 capital contribution by NTS-Properties V in July 2000 further decreased the percentage interests of the Partnership and NTS-Properties IV to 7.69% and 10.92%, respectively.

         The Partnership considers current occupancy levels adequate to continue the operations of the Partnership's joint venture properties. The L/U II Joint Venture, however, plans to replace the roof at Lakeshore Business Center Phase I, which is near the end of its expected useful life. Although no contract has been signed concerning replacement of the roof, the Partnership has spent approximately $8,000 in design fees. The total cost to replace the roof is expect to be approximately $200,000, $15,380 of which would be paid for by the Partnership based on its percentage of ownership in the L/U II Joint Venture. The Partnership intends to fund the replacement through its cash flows from operations. The Partnership had no other material commitments for renovations or capital improvements as of September 30, 2000.

         The current business of the Partnership is consistent with the original purpose of the Partnership which was to acquire, directly or by joint venture, unimproved or partially improved land, to construct and otherwise develop thereon apartment complexes or commercial properties, and to own and operate the completed properties. The original purpose also included the ability of the Partnership to invest in fully improved properties, either directly or by joint venture. The Partnership's properties are in a condition suitable for their intended use.

         The Partnership intends to hold its properties until such time as sale or other disposition appears to be advantageous with a view to achieving the Partnership's investment objectives, or it appears that such objectives will not be met. In deciding whether to sell a property, the Partnership will consider factors such as potential capital appreciation, cash flow and federal income tax considerations, including possible adverse federal income tax consequences to the limited partners. The General Partner has explored the marketability of its joint venture interests but because the joint venture interests are minority interests, such a sale would be difficult. There are no contracts for sale of any of the Partnership's properties under negotiation at the present time.

         The Partnership's ratio of earnings to fixed charges was .95 for the three months ended September 30, 2000. The Partnership's ratio of earnings to fixed charges was .93 for the year ended December 31, 1999, and 1.18 for the year ended December 31, 1998.

         For more detailed financial information about the Partnership, see Appendix A of this Offer to Purchase.

         Section 11.       Certain Federal Income Tax Consequences.

         Certain Federal Income Tax  Consequences of the Offer. The following is
         ------------------------------------------------------
a general summary, under currently applicable law, of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. This summary is for general information only. The actual tax treatment of a tender of Interests may vary depending upon your particular situation. Some limited partners (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to limited partners who do not hold the Interests as "capital assets," as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with this discussion. We urge you to consult your own tax advisors as to the particular tax consequences of a tender of your Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and you should not treat this as legal or tax advice.

         Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash for
         --------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by limited partners who tender their Interests. If you tender in the Offer, the payment for your Interests will be in complete liquidation of that portion of your ownership in the Partnership represented by the purchased Interests. You or any other recipient of such payments will be taxed to the extent of any gain recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, if you tender you will recognize capital gain or loss at the time your Interests are purchased by us to the extent that the sum of money distributed to you plus your share of Partnership liabilities exceeds your adjusted basis in the purchased Interests. Upon the sale of your Interests pursuant to the Offer, you will be deemed to have received money in the form of any cash payments to you and to the extent you are relieved from your proportionate share of Partnership liabilities, if any, to which the Partnership's assets are subject. You will thus be required to recognize gain upon the sale of your Interests if the amount of cash you received, plus the amount you are deemed to have received as a result of being relieved of your proportionate share of Partnership liabilities (if any), exceeds your adjusted basis in the purchased Interests. The income taxes payable upon the sale must be determined by you on the basis of your own particular tax circumstances.

         The adjusted basis of your Interests is calculated by your initial basis and making certain additions and subtractions thereto. Your initial basis is the amount paid for an Interest ($20 per Interest if you purchased in the initial offering), increased by your share of liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to you. Basis is generally reduced by cash distributions, decreases in your share of liabilities and by the share of Partnership losses allocated to the Interest.

         If you tender Interests in the Offer you will be allocated a pro rata share of the Partnership's taxable income or loss for 2000 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. This allocation will affect your adjusted tax basis in your Interests and, therefore, the amount of your taxable gain or loss upon a sale of Interests pursuant to this Offer.

         In determining the tax consequences of accepting the Offer, our payments for Interests will be deemed to be equal to the $1.15 cash payment per Interest plus a pro rata share of the Partnership's liabilities (together, the "Selling Price"). As of September 30, 2000, the Partnership estimates the pro rata share of the Partnership's liabilities to be $3.61 per Interest. The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the adjusted basis of the purchased Interest from the Selling Price.

         You must determine your own adjusted tax basis because the basis will vary depending upon when you purchased the Interests and the amount of distributions you have received for each Interest, which varies depending upon the date on which you were admitted to the Partnership.

         A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income, unrecaptured Section 1250 gain and long-term capital gain. You will realize long term capital gain or loss on such sale, if:
(1) you are not a "dealer" in securities; (2) you have held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") you will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (generally, depreciation deductions in excess of straight-line depreciation in the case of real property and all allowable depreciation to date in the case of other property) constitute "unrealized receivables." Thus, gain, if any, recognized by limited partners who sell Interests will be ordinary income in an amount not to exceed your share of the Partnership's depreciation deductions that are "unrealized receivables." It is unclear whether, for Interests held for twelve (12) months or longer, with respect to real property, the amount of gain attributable to depreciation not taxed as ordinary income is taxed as unrecaptured Section 1250 gain or long-term capital gain. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code Section 751 and limited partners tendering Interests would recognize ordinary income, in an amount equal to your share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

         Ordinary income recognized in 1999 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. In the case of real property, the amount of gain not taxed as ordinary income attributable to depreciation, i.e., unrecaptured Section 1250 gain, is taxed at a maximum rate of 25%. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for gain from property held longer than twelve (12) months, i.e., long-term capital gain. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for limited partners who hold their Interests as capital assets.

         Back-up Withholding.  To prevent back-up federal income tax withholding
         --------------------
equal to 31% of the payments made pursuant to the Offer, each limited partner (except a foreign limited partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of his, her or its correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. For your convenience, a Substitute Form W-9 is enclosed with this Offer to Purchase. Some limited partners, including corporations, may not be subject to the withholding and reporting requirements.

         Section 12. Transactions and Arrangements Concerning Interests. Based upon our records and information provided to us by the General Partner and affiliates of the General Partner, neither we, the Partnership, the General Partner, nor to the best of our knowledge, any controlling person of the Partnership, the General Partner, or us, has effected any transactions in the Interests during the sixty (60) business days prior to the date hereof.

         Section 13. Extensions of Tender Period; Terminations; Amendments. We have the right at any time and from time to time, to extend the period of time during which the Offer is open by giving written notice of the extension to each limited partner. If there is any extension, all Interests previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by us, except to the extent that such Interests may be withdrawn as set forth in Part II, Section 4 of this Offer to Purchase.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. We have the right: (i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in
Part II, Section 6 of this Offer to Purchase by giving written notice of such termination to the limited partners and making a public announcement thereof; or
(ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcements thereof, such announcements in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

         Pursuant to Rule 14d-11 under the Exchange Act, we are permitted to provide for a subsequent offering period in tender offers for any and all outstanding Interests. A subsequent offering period is an additional period from three to twenty business days following the Expiration Date, including any extensions, in which limited partners may continue to tender Interests not tendered in the Offer for the Purchase Price. We do not intend to have a subsequent offering period.

         Section 14. Solicitations for Interests. We have retained the services of Gemisys Corporation to make telephone solicitations to limited partners to tender their Interests pursuant to this Offer. We will pay Gemisys a solicitation fee of $2.50 for every telephone solicitation that Gemisys makes to limited partners.

         Section 15. Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

         Section 16.       Address; Miscellaneous.

         Address.  All executed copies of the Letter of Transmittal,  Substitute
         --------
Form W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by each limited partner or such limited partner's broker, dealer, commercial bank, trust company or other nominee as follows:

                  By Mail, Hand Delivery or Overnight Mail/Express:
                  NTS Investor Services
                  c/o Gemisys
                  7103 S. Revere Parkway
                  Englewood, CO 80112

         Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at: (800) 387-7454 or by facsimile at: (303) 705-6171.

         Miscellaneous.  The Offer is not being  made to,  nor will  tenders  be
         --------------
accepted from, limited partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. We reserve the right to exclude limited partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe such exclusion is permissible under applicable laws and regulations, provided that we makes a good faith effort to comply with any state law deemed applicable to the Offer.

         We have filed a Tender Offer Statement under Sections 13(e)(3) and 14(d)(1) of the Securities Exchange Act of 1934 on Schedule TO with the Commission which includes certain information relating to the Offer summarized herein. Copies of this statement may be obtained by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 16 of this Offer to Purchase or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.

                                             NTS-Properties Plus Ltd.


November 30, 2000

                                   Appendix A
                     The Partnership's Financial Statements

         The following are: (i) the audited balance sheets and statements of operations of the Partnership and contain certain financial information for the fiscal year ended December 31, 1998 and December 31, 1999 extracted or derived from the Partnership's most recent Annual Report on Form 10-K; and (ii) the unaudited comparable first quarter balance sheets and statements of operations of the Partnership and contain certain financial information for the quarter ended September 30, 2000 extracted or derived from the Partnership's most recent Quarterly Report on Form 10-Q. The Annual and Quarterly Reports contain more comprehensive financial information than the information contained herein and were filed with the Commission pursuant to the Securities Exchange Act of 1934. The information extracted from the Annual and Quarterly Reports is qualified in its entirety by reference to the reports and the financial statements, including the notes, contained in the reports.


                            NTS-PROPERTIES PLUS LTD.
                            ------------------------
                          A Florida Limited Partnership
                          -----------------------------
                                 BALANCE SHEETS
                                 --------------

                                                                       As of                  As of                      As of
                                                                   September 30,           December 31,                December 31,
                                                                       2000                   1999                        1998
                                                                ------------------      -----------------          -----------------
                                                                    (UNAUDITED)
ASSETS
------
Cash and equivalents                                                    $37,888                  $163,798                   $53,634
Cash and equivalents - restricted                                        43,219                    18,719                    24,258
Accounts receivable                                                      17,966                     3,763                    14,857
Land, buildings and amenities, net                                    1,492,377                 1,423,671                 2,040,099
Deferred leasing commissions                                             86,643                    88,665                   105,802
Other assets                                                             49,159                    38,235                    58,243
                                                             ------------------        ------------------         -----------------

TOTAL ASSETS                                                         $1,727,252                $1,736,851                $2,296,893
                                                             ==================        ==================         =================

LIABILITIES AND PARTNERS' DEFICIT

Mortgages and note payable                                           $2,056,960                $2,160,294                $2,739,066
Accounts payable                                                        175,578                   134,091                    74,664
Security deposits                                                        13,002                    13,091                    15,231
Other liabilities                                                        75,016                    25,669                    35,406
                                                             ------------------        ------------------         -----------------

TOTAL LIABILITIES                                                     2,320,556                 2,333,145                 2,864,367

COMMITMENTS AND CONTINGENCIES

PARTNERS' DEFICIT                                                      (593,304)                 (596,294)                 (567,474)
                                                             ------------------        ------------------         -----------------

TOTAL LIABILITIES AND PARTNERS' DEFICIT                              $1,727,252                $1,736,851                $2,296,893
                                                             ==================        ==================         =================



                            NTS-PROPERTIES PLUS LTD.
                            ------------------------
                          A Florida Limited Partnership
                          -----------------------------
                             STATEMENT OF OPERATIONS
                             -----------------------


                                                                            For the                 For the              For the
                                                                       Nine Months Ended          Year Ended           Year Ended
                                                                         September 30,            December 31,         December 31,
                                                                             2000                    1999                 1998
                                                                      -------------------     ------------------    ----------------
                                                                          (UNAUDITED)

REVENUES
--------
Rental income                                                                 $434,148             $639,747                $854,180
Gain on sale of assets                                                               -                7,925               2,083,049
Interest and other income                                                        4,247                9,107                   5,854
                                                                      ----------------        -------------         ---------------

TOTAL REVENUES                                                                 438,395              656,779               2,943,083
                                                                      ----------------        -------------         ---------------

EXPENSES
--------
Operating expenses                                                              62,250               89,925                 124,500
Operating expenses - affiliated                                                 27,277               55,503                  62,881
Loss on disposal of assets                                                      12,515                    -                       -
Interest expense                                                               127,424              206,672                 293,936
Management fees                                                                 25,911               38,234                  52,271
Real estate taxes                                                               42,175               60,160                  73,515
Professional and administrative expenses                                        51,627               69,162                  45,201
Professional and administrative expenses - affiliated                           15,338               45,098                  46,041
Depreciation and amortization                                                   70,888              106,088                 109,793
                                                                      ----------------        -------------         ---------------

TOTAL EXPENSES                                                                 435,405              670,842                 808,138
                                                                      ----------------        -------------         ---------------

Income (loss) before extraordinary item                                          2,990              (14,063)              2,134,945
Extraordinary item - early extinguishment of debt                                    -                    -                (108,430)
                                                                      ----------------        -------------         ---------------

Net income (loss)                                                               $2,990             $(14,063)             $2,026,515
                                                                      ================        =============         ===============

Net income (loss) allocated to the Limited Partners:
Income (loss) before extraordinary item                                         $2,960             $(13,922)             $2,113,596
Extraordinary item                                                                   -                    -                (107,346)
                                                                      ----------------        -------------         ---------------

Net income (loss)                                                               $2,960             $(13,922)             $2,006,250
                                                                      ================        =============         ===============

Net income (loss) per limited partnership unit:
Income (loss) before extraordinary item                                          $0.00               $(0.02)                  $3.20
Extraordinary item                                                                0.00                 0.00                   (0.16)
                                                                      ----------------        -------------         ---------------

Net income (loss)                                                                $0.00               $(0.02)                  $3.04
                                                                      ================        =============         ===============

Weighted average number of  Limited
Partnership Units                                                              643,645              650,531                 660,429
                                                                      ================        =============         ===============


                                   Appendix B
               ORIG's Balance Sheets and Statements of Operations

         The following are the unaudited balance sheets and statements of income and expenses of ORIG. The balance sheets and statements of income and expenses contain certain financial information for the year ended December 31, 1999, which was its first year of existence, and for the nine months ended September 30, 2000.


                                    ORIG, LLC
                                    ---------
                                   (UNAUDITED)
                                   -----------
                                 BALANCE SHEETS
                                 --------------

For Year Ended December 31, 1999 and Nine Months Ended September 30, 2000


                                                                Year Ended             Nine Months Ended
ASSETS                                                      December 31, 1999         September 30, 2000
------                                                      -----------------         ------------------
Cash                                                              $   5,574                     $   377


Investments (Stated at Cost)

     NTS Properties III                                             274,500                     336,176
     NTS Properties IV                                              492,820                     675,369
     NTS Properties V                                               380,890                   1,061,679
     NTS Properties VI                                            1,649,620                   3,315,848
     NTS Properties VII                                             284,676                     521,578
     NTS Properties Plus                                             10,300                      16,866
     NTS Mortgage Income Fund                                             0                       5,382
                                                            ---------------             ---------------

Total Investments                                                 3,092,806                   5,932,899


Tender Offer Acquisition Costs                                      119,712                     217,548
                                                            ---------------             ---------------

TOTAL ASSETS                                                     $3,218,092                  $6,150,823
------------                                                ===============             ===============


LIABILITIES
-----------

     Accrued Interest - Bank of Louisville                                0                      16,459

     Notes Payable - Bank of Louisville                                   0                  $2,640,263


EQUITY
------

Equity
     Capital Contributions                                        3,160,675                   3,528,375
     Retained Earnings - Prior Year                                       0                      57,417
     Retained Earnings - Current Year                                57,417                     (91,691)
                                                            ---------------             ---------------
                                                                  3,218,092                   3,494,101


TOTAL LIABILITIES AND EQUITY                                     $3,218,092                  $6,150,823
----------------------------                                ===============             ===============



                                    ORIG, LLC
                                    ---------
                                   (UNAUDITED)
                                   -----------
                        STATEMENT OF INCOME AND EXPENSES
                        --------------------------------

For Year Ended December 31, 1999 and Nine Months Ended September 30, 2000


                                            Year Ended                         Nine Months Ended
                                         December 31, 1999                     September 30, 2000
                                         -----------------                     ------------------
REVENUES
--------

         Cash Distributions                       $82,192                               $18,639
                                                   ------                                ------

TOTAL REVENUES                                     82,192                                18,639
--------------

EXPENSES
--------

         Filing Fees Expense                       24,775                                37,502

         Interest Expense                               0                                72,828

         Legal Fees                                     0                                     0

         Miscellaneous Expense                          0                                     0
                                                   ------                                ------

                                                   24,775                               110,330
                                                   ------                               -------

NET PROFIT                                        $57,417                              ($91,691)
----------                                         ======                               =======


                                                              Exhibit (a)(1)(ii)



                          Form of Letter of Transmittal

                              LETTER OF TRANSMITTAL

                           Regarding the Interests in

                           NTS - PROPERTIES PLUS LTD.

       Tendered Pursuant to the Offer to Purchase Dated November 30, 2000

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF
               TRANSMITTAL MUST BE RECEIVED BY THE PARTNERSHIP BY,
12:00 MIDNIGHT EASTERN STANDARD TIME, ON FRIDAY, MARCH 30, 2001 (THE "EXPIRATION
                DATE"), UNLESS THE OFFER IS EXTENDED BY OFFEROR.


[Investor Name]                           If applicable:

[Address]                                 [Custodian]

[City, State, Zip]                        [Address]

[Tax I.D. #]                              [City, State, Zip]

[# of Interests]                          [Account #]


I am a Limited Partner of NTS-Properties Plus Ltd. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offeror upon the terms and conditions set forth in the Offer to Purchase, dated November 30, 2000 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFEROR TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offeror, and that the Offeror will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

I hereby appoint NTS-Properties Plus Associates (without posting of a bond) as my attorney-in-fact with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the Offeror, (2) change the address of record of my interests prior to or after completing the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including executing and delivering a copy of this Letter of Transmittal, and (5) upon payment by the Offeror of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.

                                                                          (Over)

                        INSTRUCTIONS TO TENDER INTERESTS

     Please complete the following steps to tender your interests:

o    Complete Part 1 by inserting the number of interests you wish to tender.

o    Complete Part 2 by providing your telephone number(s).

o Complete Part 3 by providing the appropriate signature(s). (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). All signatures must be notarized by a Notary Public.

o Return your original Certificate(s) of Ownership for the interests with this form. If you are unable to locate your Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

PART 1.  NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

 [ ] I tender my entire interest in the Partnership of _________ interests for a price of $1.15 per interest.

 [ ] I tender interests, representing only a portion of my interest in the Partnership, for a price of $1.15 per interest.

PART 2.  TELEPHONE NUMBER(S).

My telephone numbers are: (___)________ [Daytime]  and  (___)_________ [Evening]


PART 3.  SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:


-----------------------------------             --------------------------------
Print Name of limited partner                   Print Name of joint owner



-----------------------------------             --------------------------------
Signature of limited partner                    Signature of joint owner



Sworn to me this ___ day                        Sworn to me this ___ day
of __________, 2000.                            of ____________, 2000.



-----------------------------------             --------------------------------
Notary Public                                   Notary Public


FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:


-----------------------------------             --------------------------------
Print Name of Signatory                         Signature



                                                Sworn to me this ____ day
                                                of __________, 2000.



-----------------------------------             --------------------------------
Title of Signatory                               Notary Public

Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate(s) of Ownership for the interests, or if you are unable to locate your Certificate(s) of Ownership, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership; and (3) the Substitute Form W-9 on or before the Expiration Date to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                For additional information, call: (800) 387-7454.

                                                             Exhibit (a)(1)(iii)



               Form of Affidavit and Indemnification Agreement for
                       Missing Certificate(s) of Ownership

                     AFFIDAVIT AND INDEMNIFICATION AGREEMENT
                     FOR MISSING CERTIFICATE(S) OF OWNERSHIP

State of ______________
County of _____________

_____________________________________
_____________________________________
_____________________________________ (The "Investor")

being duly sworn, deposes and says:

        1. The Investor is of legal age and is the true and lawful, present and sole, record and beneficial owner of _________ (insert number of interests) limited partnership interests (the "Interests") of NTS-Properties Plus, Ltd., (the "Partnership"). The Interests were represented by the following Certificate(s) of Ownership (the "Certificate(s)") issued to the Investor:

Certificate(s) No.              Number of Interests                  Date Issued
------------------              -------------------                  -----------


The Certificate(s) was (were) lost, stolen, destroyed or misplaced under the following circumstances:
________________________________________________________________________________
________________________________________________________________________________
_____________________________________________________ and after diligent search, the Certificate(s)could not be found.

         2. Neither the Certificate(s) nor any interest therein has at any time been sold, assigned, endorsed, transferred, pledged, deposited under any agreement or other disposed of, whether or not for value, by or on behalf of the investor. Neither the Investor nor anyone acting on the Investor's behalf has at any time signed any power of attorney, any stock power or other authorization with respect to the Certificate(s) and no person or entity of any type other than the Investor has or has asserted any right, title, claim or interest in or to the Certificate(s) or to the Interests represented thereby.

         3. The Investor hereby requests, and this Affidavit and Indemnification Agreement is made and given in order to induce the Partnership, (i) to refuse to recognize any person other than the Investor as the owner of the Certificate(s) and (ii) to refuse to make any payment, transfer, registration, delivery or exchange called for by the Certificate(s) to any person other than the Investor and to refuse the Certificates or to make the payment, transfer, registration, delivery or exchange called for by the Certificate(s) without the surrender thereof or cancellation.

         4. If the Investor or the representative or the assigns of the Investor should find or recover the Certificate(s), the Investor will immediately surrender and deliver the same to the Partnership for cancellation without requiring any consideration thereof.

         5. The Investor agrees in consideration of the issuance to the Investor of a new certificate in substitution for the Certificate(s), to indemnify and hold harmless the Partnership, each general partner of the Partnership, each affiliate of the Partnership and any person, firm or corporation now or hereafter acting as the transfer agent, registrar, trustee, depositary, redemption, fiscal or paying agent of the Partnership, or in any other capacity and their respective successors and assigns, from and against any and all liabilities, losses, damages, costs and expenses of every nature (including reasonable attorney's fees) in connection with, or arising out of, the lost, stolen, destroyed or mislaid Certificate(s) without the surrender thereof and, whether or not: (a) based upon or arising out of the honoring of, or refusing to honor, the Certificate(s) when presented to anyone, (b) or based upon or arising from inadvertence, accident, oversight or neglect on the part of the Partnership, its affiliates or any general Partner of the Partnership, agents, clerk, or employee of the Partnership or any general partner of the Partnership and/or the omission or failure to inquire into contest or litigate the right of any applicant to receive payment, credit, transfer, registration, exchange or delivery in respect of the Certificate(s) and/or the new instrument or instruments issued in lieu thereof, (c) and/or based upon or arising out of any determination which the Partnership, its affiliates or any general partner thereof may in fact makes as to the merits of any such claim, right, or title,
(d) and/or based upon or arising out of any fraud or negligence on the part of the Investor in connection with reporting the loss of the Certificate(s) and the issuance of new instrument or instruments in lieu thereof, (e) and/or based upon or arising out of any other matter or thing whatsoever it may be.

         6. The Investor agrees that all notices, requests, demands and other communications under this Affidavit and Indemnification Agreement shall be in writing and shall be mailed to the party to whom notice is to be given by certified or registered mail, postage prepaid; if intended for the Partnership shall be addressed to Gemisys, 7103 S. Revere Pkwy., Englewood, CO 80112 Attn.:
NTS Investor Services, or such other address as the Partnership shall have given notice to the Investor at the address set forth at the end of this Affidavit and Indemnification Agreement or at such other address as the Investor shall have given prior notice to the Partnership in a manner herein provided.

         7. No waiver shall be deemed to be made by the Partnership or its affiliates of any of its rights hereunder unless the same shall be in writing, and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the Partnership or its affiliates or the obligations of the Investor in any other respect at any other time.

         8. The provisions of this Affidavit and Indemnification Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Partnership and its affiliates and the Investor.

         9. This Affidavit and Indemnification Agreement shall be governed by and construed in accordance with the laws of the State of Florida.


                            ----------------------------------------------------
                            Investor Signature
                            (Please sign exactly as name appears on certificate)


                            ----------------------------------------------------
                            Investor Signature
                            (if held jointly)


                            ----------------------------------------------------
                            Name


                            ----------------------------------------------------
                            Address



Sworn to me this ____ day of
________________, 2000.


Notary Public
My commission expires:       /          /
                      ---------------------------

                                                              Exhibit (a)(1)(iv)



                       Form of Letter to Limited Partners

                                [ORIG letterhead]

                                November 30, 2000

Account Name 1
Account Name 2
Address
City, State Zip

To our Limited Partners:

     Enclosed for your review is an Offer to Purchase your limited partnership interests. Please read all of the enclosed material carefully before deciding to tender your interests.


             You currently own ____ interests. ORIG, LLC is offering to purchase your interests for $1.15 per interest, or a total of $__________, subject to the terms of the Offer.

             Payment will be made within five business days of the expiration of the Offer.


We invite your attention to the following:

o    This Offer is being made to all Limited Partners.

o    Up to 611,266 interests may be purchased by ORIG, LLC (the "Offeror").

o The Offer will expire at 12:00 midnight, Eastern Standard Time, on Friday, March 30, 2001, unless the Offer is extended.

     After reading the Offer to Purchase (white), if you wish to tender any or all of your interests, complete and return to NTS Investor Services c/o Gemisys, before Friday, March 30, 2001, the following:

          (1)  the Letter of Transmittal (blue);

          (2)  the Substitute Form W-9 (green); and

          (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                                                               Exhibit (a)(1)(v)



                       Substitute Form W-9 with Guidelines

                               Substitute Form W-9
                               -------------------


o        Purpose of the Substitute Form W-9

         Each tendering Limited Partner is required to provide to the Partnership its correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 which is provided below, and to certify whether the Limited Partner is subject to backup withholding of federal income tax. If the Partnership is not provided with the correct TIN, the Limited Partner may be subject to a $500 penalty imposed by the Internal Revenue Service (the "IRS"). In addition, failure to provide the information on Substitute Form W-9 may subject the tendering Limited Partner to 31% federal income tax withholding on the payment of the purchase price of all Interests purchased by the Offerors from the Limited Partner pursuant to this Offer.

o        Instructions for filling out the Substitute Form W-9

         Each tendering Limited Partner must fill out the Substitute Form W-9 below by: (1) inserting their TIN; (2) certifying whether the Limited Partner is subject to backup withholding of federal income tax; and (3) signing the form.

         If the tendering Limited Partner is an individual, the TIN is the Limited Partner's social security number.

         If the tendering Limited Partner has been notified by the IRS that the Limited Partner is subject to backup withholding, the Limited Partner must cross out item (2) of the "Certification" box of Substitute Form W-9, unless the Limited Partner has since been notified by the IRS that the Limited Partner is no longer subject to backup withholding. If backup withholding applies, the Partnership is required to withhold 31% of any payments made to the Limited Partner. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         If the tendering Limited Partner has not been issued a TIN and has applied for one or intends to apply for one in the near future, the Limited Partner should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Partnership is not provided with a TIN within 60 days, the Partnership will withhold 31% on all payments of the purchase price to the Limited Partner until a TIN is provided to the Partnership.

         Certain Limited Partners (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the individual must submit an Internal Revenue Form W-8, signed under penalties of perjury, attesting to such individual's exempt status. A Form W-8 may be obtained from NTS Investor Services c/o Gemisys at the address and telephone number provided in Section 15, "Address; Miscellaneous" of the Offer to Purchase.

         For complete instructions on how to fill out Substitute Form W-9, refer to the Guidelines enclosed.

                                                                          (OVER)

________________________________________________________________________________
SUBSTITUTE          | Part I -- Taxpayer Identification |
FORM W-9            | Number -- For all accounts, enter |  ___________________
                    | your TIN in the box at right.     |  Social Security No.
                    | (For most individuals, this is    |
Department of the   | your social security number.)     |
Treasury            | Certify by signing and dating     |   OR
Internal Revenue    | below.                            |
Service             |                                   |   ___________________
                    |                                   |   Employer
Payer's Request     |                                   |   Identification No.
for Taxpayer        |                                   |
Identification      |                                   |
Number (TIN)        |                                   |
                    |                                   |   (If awaiting a TIN
                    |                                   |   write "Applied For"
                    |                                   |   in the space above).
____________________|___________________________________|_______________________

Part II -- For payees exempt from backup withholding, see the enclosed Guidelines and complete as instructed therein.
________________________________________________________________________________

Certification -- Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me). and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certificate Instructions -- You must cross out item (2) above, if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
________________________________________________________________________________

SIGNATURE __________________________________  DATE _________________ ,  ________

________________________________________________________________________________

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. - Social Security numbers have nine digits separated by two hyphens, e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen, e.g., 00-0000000. The table below will help determine the number to give the payer.


                                     Give the SOCIAL
For this type of account:            SECURITY
                                     number of -
------------------------------------ --------------------------
1.  An individual's account          The individual

2.  Two or more individuals          The actual owner of
    (joint account)                  the account or, if
                                     combined funds, the
                                     first individual on the
                                     account(1)

3.  Husband and wife (joint          The actual owner of
    account)                         the account or, if joint
                                     funds, either person(1)

4.  Custodian account of a           The minor(2)
    minor (Uniform Gift to Minors
    Act)

5.  Adult and minor (joint           The adult or, if the
    account)                         minor is the only
                                     contributor, the
                                     minor(1)

6.  Account in the name of           The ward, minor, or
    guardian or committee for a      incompetent person(3)
    designated ward, minor, or
    incompetent person

7. a.  A revocable savings trust     The grantor-trustee(1)
       account (in which grantor
       is also trustee)

   b. Any "trust" account that       The actual owner(1)
      is not a legal or valid trust
      under State law


                                     Give the EMPLOYER
For this type of account:            IDENTIFICATION
                                     number of -
------------------------------------ --------------------------
8.   Sole proprietorship account     The owner(4)

9.   A valid trust, estate, or       The legal entity (do
     pension trust                   not furnish the
                                     identifying number of
                                     the personal
                                     representative or
                                     trustee unless the
                                     legal entity itself is not
                                     designated in the
                                     account title)(5)

10.  Corporate account               The corporation

11.  Religious, charitable, or       The organization

12.  Partnership account held in     The partnership

13.  Association, club, or other     The organization

14.  A broker or registered          The broker or nominee

15.  Account with the Department     The public entity
     of Agriculture in the name of
     a public entity (such as a
     State or local government,
     school district, or prison) that
     receives agricultural program
     payments
------------------------------------ --------------------------

(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5)  List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     Page 2

Obtaining a Number
If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at an office of the Social Security Administration or the Internal Revenue Service.

To complete Substitute Form W-9, if you do not have a tax payer identification number, write "Applied For" in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester. Generally, you will then have 60 days to obtain a taxpayer identification number and furnish it to the requester. If the requester does not receive your taxpayer identification number within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your taxpayer identification number to the requester.

Payees Exempt from Backup Withholding Penalties
Payees specifically exempted from backup withholding on ALL payments include the following:*
     o    A corporation.
     o    A financial institution.
     o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(b)(7).
     o    The United States or any agency or instrumentality thereof.
     o A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.
     o A foreign government or a political subdivision, agency or instrumentality thereof.
     o An international organization or any agency or instrumentality thereof.
     o A registered dealer in securities or commodities registered in the United States or a possession of the United States.
     o    A real estate investment trust.
     o    A common trust fund operated by a bank under section 584(a).
     o An entity registered at all times during the tax year under the Investment Company Act of 1940.
     o    A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
     o    Payments to nonresident aliens subject to withholding under section
          1441.
     o Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident partner.
     o Payments of patronage dividends where the amount received is not paid in money.
----------
* Unless otherwise noted herein, all references below to section numbers or to regulations are references to the Internal Revenue Code and the regulations promulgated thereunder.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:
     o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if (i) this interest is $600 or more, (ii) the interest is paid in the course of the payer's trade or business and (iii) you have not provided your correct taxpayer identification number to the payer.
     o Payments of tax-exempt interest (including exempt interest dividends under section 852).
     o    Payments described in section 6049(b)(5) to nonresident aliens.
     o    Payments on tax-free covenant bonds under section 1451.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

Privacy Act Notice.- Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number.-If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Statements With Respect to Withholding.-If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500. (3) Criminal Penalty for Falsifying Information.-If you falsify certifications or affirmations, you are subject to criminal penalties including fines and/or imprisonment.
                           FOR ADDITIONAL INFORMATION
                       CONTACT YOUR TAX CONSULTANT OR THE
                            INTERNAL REVENUE SERVICE

                                                                     Exhibit (b)



                      Loan Agreement Dated August 15, 2000,
                  between ORIG, LLC and Bank of Louisville

                                 LOAN AGREEMENT

                           dated as of August 15, 2000

                                     between

                               BANK OF LOUISVILLE

                                  as the Lender

                                       and

                                    ORIG, LLC

                                 as the Borrower

                                  and joined by

                                  J. D. NICHOLS
                                       and
                                   BRIAN LAVIN

                                as the Guarantors

                               TABLE OF CONTENTS


SECTION I         DEFINITIONS..................................................1


SECTION II        REVOLVING CREDIT LOAN........................................5

         2.01     Amount of Revolving Credit...................................5
         2.02     Term of the Revolving Credit.................................5
         2.03     Revolving Credit Loans.......................................5
         2.04     The Revolving Credit Notes...................................8
         2.05     Interest on Revolving Credit Loans...........................8
         2.06     Minimum Principal Balance....................................9
         2.07     Notation of Disbursements and Payments.......................9
         2.08     Principal and Interest Payments..............................9
         2.09     Mandatory Prepayments........................................9
         2.10     Optional Principal Payments..................................9
         2.11     Application of Payments.....................................10
         2.12     Application of Principal Payments...........................10
         2.13     Purposes of Loans...........................................10
         2.14     Certain limitations on Revolving Credit Loan Advances.......10

SECTION III       SECURITY FOR THE LOANS......................................11

         3.01     Right of Offset.............................................11
         3.02     Security Interest in Partnership Interests..................11
         3.03     Guaranties..................................................11

SECTION IV        CONDITIONS PRECEDENT........................................11

         4.01     Conditions Precedent to the first Revolving Credit Loan.....11
         4.02     Conditions Preceding to Subsequent Revolving Credit Loans...13

SECTION V         GENERAL COVENANTS...........................................13

         5.01     Insurance...................................................13
         5.02     Taxes and Other Payment Obligations.........................15
         5.03     Financial Statements........................................15
         5.04     Financial Records...........................................16
         5.05     Properties..................................................16
         5.06     Existence and Good Standing.................................16
         5.07     Notice Requirements.........................................17
         5.08     Revolving Credit Notes and Other Borrower Documents.........17
         5.09     Compliance with Law.........................................17
         5.10     Liens.......................................................17
         5.11     Limit on Indebtedness, Guarantees, Etc......................18
         5.12     Articles of Organization and Operating Agreement............18
         5.13     Mergers, Sales, Transfers and Other Dispositions of Assets..18
         5.14     Loans.......................................................19

         5.15     No Change in Ownership......................................19
         5.16     Payment of Distributions....................................19
         5.17     ERISA Compliance............................................19
         5.18     Joinder of Subsidiaries.....................................20

SECTION VI        REPRESENTATIONS AND WARRANTIES..............................20

         6.01     Organization and Existence..................................20
         6.02     Right to Act................................................20
         6.03     No Conflicts................................................21
         6.04     Authorization...............................................21
         6.05     Enforceable Agreements......................................21
         6.06     Contingent Obligations......................................21
         6.07     Litigation..................................................21
         6.08     Financial Statements........................................21
         6.09     Compliance with Contractual Obligations, Laws and Judgments.22
         6.10     Investment Company..........................................22
         6.11     Tax Returns.................................................22
         6.12     No Undisclosed Liabilities or Guaranties....................22
         6.13     Title to Properties.........................................22
         6.14     Trademarks and Permits......................................22
         6.15     No Defaults.................................................23
         6.16     Employee Benefit Plans......................................23
         6.17     No Material Adverse Conditions..............................23
         6.18     Regulations Q and U.........................................23
         6.19     Environmental Matters.......................................23
         6.20     No Public Utility Holding Company...........................24
         6.21     No Subsidiaries.............................................24
         6.22     Disclosure..................................................24

SECTION VII       EVENTS OF DEFAULT...........................................24

         7.01     Failure to Pay..............................................24
         7.02     No Notice Required..........................................24
         7.03     Notice Required.............................................24
         7.04     Falsity of Representation or Warranty.......................25
         7.05     Judgments...................................................25
         7.06     Adverse Financial Change....................................25
         7.07     Other Obligations...........................................25
         7.08     Dissolution or Termination of Existence.....................25
         7.09     Solvency....................................................25

SECTION VIII      REMEDIES UPON DEFAULT.......................................26

         8.01     Right to Offset.............................................26
         8.02     Enforcement of Rights.......................................26
         8.03     Rights Under Security Instruments...........................27
         8.04     Cumulative Remedies.........................................27

SECTION IX        FEES AND EXPENSES...........................................27

         9.01     Transaction Expenses........................................27
         9.02     Enforcement Expenses........................................27

SECTION X         MISCELLANEOUS PROVISIONS....................................28

         10.01    Business Days...............................................28
         10.02    Term of this Agreement......................................28
         10.03    No Waivers..................................................28
         10.04    Course of Dealing...........................................28
         10.05    Certain Waivers by the Borrower and the Guarantors..........28
         10.06    Severability................................................28
         10.07    Time of the Essence.........................................28
         10.08    Benefit and Binding Effect..................................28
         10.09    Further Assurances..........................................29
         10.10    Incorporation by Reference..................................29
         10.11    Entire Agreement; No Oral Modifications.....................29
         10.12    Headings....................................................29
         10.13    Governing Law...............................................29
         10.14    Assignments.................................................29
         10.15    Multiple Counterparts.......................................29
         10.16    Notices.....................................................30
         10.17    Survival of Covenants.......................................31
         10.18.   Consent to Jurisdiction.....................................31
         10.20    JURY TRIAL WAIVER.........................................31-A
         10.21    ACKNOWLEDGMENT............................................31-A

                                 LOAN AGREEMENT
                                 --------------


This is a Loan Agreement (this "Agreement") dated as of August 15, 2000, between

        BANK OF LOUISVILLE
        a Kentucky banking corporation
        500 W. Broadway
        Louisville, Kentucky 40202                                (the "Lender")

        and

        ORIG, LLC
        a Kentucky limited liability company
        10172 Linn Station Road 200
        Louisville, Kentucky 40223
        Attn: Neil Mitchell                                     (the "Borrower")

        and joined in by

        J. D. NICHOLS
        10172 Linn Station Road 200
        Louisville, Kentucky 40223                                   ("Nichols")

        and

        BRIAN LAVIN
        10172 Linn Station Road 200
        Louisville, Kentucky 40223                                     ("Lavin")


                                    Recitals
                                    --------

     The Lender intends to provide to the Borrower, and the Borrower would like to avail itself of the Revolving Credit Loan subject to the terms and conditions of this Agreement.

        NOW, THEREFORE, the parties agree as follows:

                                    SECTION I
                                    ---------

                                   Definitions
                                   -----------

         As used in this Agreement, the following terms shall have the following meanings and the meanings assigned to them shall be equally applicable to both the singular and plural forms of the terms defined:

         "Affiliate" shall mean any Person (a) who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, a Person, or (b) five percent (5%) or more of the equity interests of whom is beneficially owned or held by such Person or a subsidiary of such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of equity interest, by contract or otherwise.

         "Borrower" shall mean ORIG, LLC, together with all existing, as well as future Subsidiaries of ORIG, LLC.

         "Borrower Documents" shall mean, collectively, this Agreement, the Revolving Credit Notes, the Pledge Agreement, the Guaranty Agreements and any and all other documents to be executed and/or delivered by the Borrower and/or the Guarantors which relate to this Agreement.

         "Business Day" shall mean any day other than a Saturday or Sunday or legal holiday on which commercial banks are authorized or required to be closed for business in the Commonwealth of Kentucky.

         "Closing Date" shall mean August 15, 2000.

         "Collateral" shall mean any and all of the property of the Borrower in which the Borrower grants the Lender a security interest.

         "CPA Firm" shall mean the Borrower's firm of certified public accountants which regularly performs accounting services for the Borrower, provided that such firm is reasonably satisfactory to the Lender in the Lender's discretion.

         "Distribution" shall mean any amount of money or other property declared or paid, or set apart for the purpose of payment of, any distribution on or in respect of any capital, income or other interest in the Borrower (including, without limitation, any "membership interest" or similar interest under any operating agreement) and/or the purchase, retirement, reacquisition or redemption of any capital, income, membership or other interest (including, without limitation, any "membership interest" or similar interest under any operating agreement) and/or any distribution by way of reduction of capital.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time. Section references to ERISA are to ERISA as in effect on the date of this Agreement and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.

         "Event of Default" shall mean any one of the occurrences which are Events of Default under Section VII of this Agreement.

         "GAAP" shall mean generally accepted accounting principles applied on a basis consistent with prior periods.

         "Guarantors" shall mean Nichols and Lavin.

         "Guaranty Agreements" shall mean, collectively, (a) the Guaranty Agreement dated as of August 15, 2000 among the Lender, the Borrower, and (b) the Guaranty Agreement dated as of August 15, 2000, among the Lender, the Borrower and Lavin. "Guaranty Agreement" shall mean either of the Guaranty Agreements.

         "Indebtedness" shall mean all obligations, contingent or otherwise, which, in accordance with GAAP, should be classified on the Person's balance sheet as liabilities.

         "Loan" shall mean any Revolving Credit Loan, and "Loans" shall mean all of the Revolving Credit Loans, collectively.

         "Note" shall mean any of the Revolving Credit Notes and any note or notes delivered in renewal, replacement, substitution extension or novation of any of them.

         "NTS  III"  shall  mean   NTS-Properties  III,  a  limited  partnership
organized under the laws of the State of Georgia.

         "NTS IV" shall mean NTS-Properties IV, a limited partnership organized under the laws of the Commonwealth of Kentucky.

         "NTS V" shall mean NTS-Properties V, a Maryland Limited Partnership, a limited partnership organized under the laws of the State of Maryland.

         "NTS VI" shall mean NTS-Properties VI, a Maryland Limited Partnership, a limited partnership organized under the laws of the State of Maryland.

         "NTS VII" shall mean NTS-Properties VII, Ltd., a limited partnership organized under the laws of the State of Florida.

         "NTS Plus" shall mean NTS-Properties Plus, Ltd., a limited partnership organized under the laws of the State of Florida.

         "Partnership" shall mean any of NTS III, NTS IV, NTS V, NTS VI, NTS VII, and/or NTS Plus, and "Partnerships" shall mean all of them or any combination of them.

         "Partnership Interests" shall mean all general and/or limited partnership interest or interests of the Borrower from time to time in any one or more of the Partnerships to the maximum extent permitted by law, including Florida Statutes ss. 620.102, Georgia Code Ann. ss. 14-9-101, Kentucky Revised Statutes ss. 362.401 and Maryland Code Ann. ss. 10-101, and shall include without limitation the right to profits, distributions, return of capital, partner loans or advances, and all rights to vote for, consent or otherwise approve any matter. The Partnership Interests of the Borrower on the date of this Agreement are described on Schedule 1(P) to this Agreement. Partnership Interests in one or more of the Partnerships acquired after the date of this Agreement are not described on Schedule 1(P) (although they may be described in one or more Supplements to Pledge Agreements), but such failure to be described on
Schedule 1(P) does not derogate from those interests in the Partnerships being Partnership Interests.

         "Partnership Notice and Assignment" shall mean a notice to a Partnership of the pledge of a Partnership Interest or Partnership Interests, together with the acknowledgement by the Partnership of that pledge, satisfactory in all respects to the Lender and generally in the form of Annex E
                                                                         -------
to this Agreement.

         "Prime Rate" shall mean the rate of interest announced by the Lender from time to time as its Prime Rate, as that Prime Rate may change from time to time, provided, however, the Prime Rate is not necessarily the best or lowest rate offered by the Lender to its customers.

         "Person" shall mean any individual, partnership, limited liability company, association, trust, corporation or other entity.

         "Plan" or "Plans" means, at any time, an employee pension or benefit plan which is covered by Title IV of ERISA and is either (a) maintained by the Borrower, or (b) maintained pursuant to a collective bargaining agreement or similar arrangement under which more than one employee makes contributions and to which the Borrower is making and accruing an obligation to make contributions or has within the preceding five plan years made contributions.

         "Pledge Agreement" shall mean the Pledge Agreement dated as of August 15, 2000, between the Borrower and the Lender, satisfactory to the Lender in its discretion, and substantially in the form attached hereto as Annex B, as it may be amended from time to time.

         "Request for Advance" shall mean a request, written or oral, in such form and with such information as the Lender may request or require, from the Borrower for an advance under the Revolving Credit Loan.

         "Revolving Credit" shall mean the Revolving Credit made available by the Lender to the Borrower under Section II of this Agreement.

         "Revolving Credit Notes" shall mean collectively the three promissory notes issued by the Borrower to the order of the Lender with respect to the Revolving Credit Loan in the face principal amount of Two Million Dollars ($2,000,000.00) each (for a total of Six Million Dollars ($6,000,000.00)), and substantially in the form of Annexes A-1 though A-3 attached hereto, and all notes delivered in renewal, replacement, substitution, extension or novation thereof. "Revolving Credit Note" shall mean any of the Revolving Credit Notes.

         "Subsidiary" shall mean, any Person of which the Borrower, directly or indirectly, through one or more intermediaries, owns a Majority. Without limiting the foregoing, if a Majority of any Person is owned, directly or indirectly, by a Subsidiary, such Person is, itself, a Subsidiary. "Majority" shall mean more than fifty percent (50%) of (a) the voting stock or interests (by number of votes), and/or (b) the equity in, or equity interests of, such Person.

         "Supplement to Pledge Agreement" shall have the meaning given it in the Pledge Agreement.

         "Termination Date" shall mean August 31, 2005.

          "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect from time to time in the Commonwealth of Kentucky.

         "Unmatured Default" shall mean the happening of any material breach under this Agreement, including but not limited to failure to pay any installment of principal or interest of the Revolving Credit Note when due, or a breach of the financial covenants under this Agreement, or other similar material breach the happening of which, together with the giving of any required notice or the passage of any required period of time, would constitute an Event of Default.

                                   SECTION II
                                   ----------

                              Revolving Credit Loan
                              ---------------------

         The Lender hereby establishes the Revolving Credit Loan in favor of the Borrower as follows:

         2.01  Amount of Revolving  Credit. The total principal amount available
               ----------------------------
under  the   Revolving   Credit   shall  be  Six  Million   Dollars  and  00/100
($6,000,000.00).

         2.02 Term of the Revolving Credit. The Revolving Credit is effective as
              -----------------------------
of the date of this Agreement, and shall continue in effect until the Termination Date, unless the Revolving Credit is sooner extended or terminated as provided in this Agreement. On the Termination Date, the Revolving Credit shall terminate and all Revolving Credit Loans shall mature and be payable in full.

         2.03     Revolving Credit Loans.
                  -----------------------

                  (a) The Borrower may request and the Lender may advance Revolving Credit Loans during the term of Revolving Credit. Unless sooner terminated, advances under the Revolving Credit will be available until the maturity of the Revolving Credit on the Termination Date, after which the Borrower shall not be entitled to obtain any additional advances under the Revolving Credit.

                  (b) The Lender shall have the right, at its option, in its own discretion, to terminate the Revolving Credit upon the occurrence of any Event of Default by giving notice to the Borrower of such termination. Any termination of the Revolving Credit shall not release the Borrower from its obligations under this Agreement or any of the other Borrower Documents, nor shall it terminate this Agreement or any of the other Borrower Documents. The provisions of this Agreement and the other Borrower Documents shall continue in full force and effect for the entire term of this Agreement as provided in Section 10.02.

                  (c) Subject to the terms and conditions of this Agreement, so long as the Revolving Credit remains in effect and is not terminated, and no Unmatured Default or Event of Default has occurred, the Lender agrees to make
Revolving Credit Loans as the Borrower may request from time to time in accordance with the provisions of this Agreement generally, and this Section II in particular, provided that after giving effect to any requested Revolving Credit Loan, the principal balance of all Revolving Credit Loans outstanding at any one time shall not exceed the amount of the Revolving Credit as provided in
Section 2.01. Principal borrowed under the Revolving Credit and then repaid may be reborrowed, subject to the other terms, provisions and conditions of this Agreement and the other Borrower Documents.

                  (d) The  Lender is under no duty to extend  the  period of the
Revolving Credit beyond the Termination Date. Before, at or after the termination of the Revolving Credit, the Lender may (at its discretion, with no obligation to do so) extend the term of the Revolving Credit, on a basis and with terms and conditions satisfactory to the Lender. Any such extension must be done in a writing signed by the Lender and specifically providing for an extension of the Revolving Credit in order to be binding. If any extension of the period of the Revolving Credit were to occur, the Pledge Agreement, and the other Borrower Documents would remain in effect and continue to apply to the Revolving Credit Notes, as extended (or to renewal or replacement notes for the Revolving Credit Notes, or their replacement), until those Revolving Credit Notes, as extended, renewed or replaced, have been paid in full.

                  (e) Each Revolving Credit Loan shall be subject to the following terms and conditions, in addition to any other terms and conditions provided in this Agreement:

                         (1) Each  Revolving  Credit Loan shall be in connection
with the acquisition of and payment for specific Partnership Interests, and shall be in an amount no greater than the actual, out-of-pocket costs to the Borrower to acquire those specific Partnership Interests.

                         (2) Before the Borrower enters into a binding  contract
to acquire Partnership Interests, it shall (A) advise the Lender of its desire to do so; (B) provide the Lender with such information as the Lender may desire with respect to the particular Partnership Interests to be acquired and the price that the Borrower would pay to acquire those Partnership Interests; and
(C) refrain from entering into a binding contract to acquire those Partnership Interests until and unless the Lender shall, in its discretion, have approved the aggregate cost to the Borrower of acquiring those Partnership Interests.

                         (3)  Whenever   the  Borrower   desires  to  obtain  an
Revolving Credit Loan, it shall deliver to the Lender a Request for Advance either orally or in writing, unless waived by the Lender in writing, on or before the day on which it wishes to have the advance made available, together with such other information with respect to that advance and its purpose as the Lender may request. Without limiting the foregoing, each Request for Advance shall specify the amount of the advance under the Revolving Credit Loan requested and the date on which the Borrower desires the advance to be made available.

                         (4) Together  with a Request for Advance,  the Borrower
shall deliver to the Lender (A) a Supplement to Pledge Agreement in such form and such information as the Lender may require to confirm that the Partnership Interests to be acquired with the proceeds (in whole or in part) of that Revolving Credit Loan shall become subject to the Pledge Agreement; (B) Partnership Notices and Assignments with respect to all of the Partnership Interests to be acquired with the proceeds (in whole or in part) of that Revolving Credit Loan; (C) UCC-3 Amendments to Financing Statements describing the Partnership Interests to be acquired (in whole or in part) with proceeds from the Revolving Credit Loan as additional collateral for the obligations secured by the Pledge Agreement; and (D) evidence satisfactory to the Lender that the Partnership Interests to be acquired with proceeds (in whole or in part) of that Revolving Credit Loan are or will be (upon completion of the acquisition) owned by the Borrower free from any interest, claim, lien, charge, encumbrance and/or security interest of any Person other than the Lender. Without limiting the foregoing clause (D), such evidence shall include, but not be limited to, (I) in the case of the Borrower's acquisition of Partnership Interests which, when aggregated with all previous acquisitions of Partnership Interests from the same Person, directly or indirectly, have an aggregated acquisition cost of $25,000 or greater, (a) a search or searches of such public records in the name of the Borrower as the Lender may specify, in its discretion, disclosing no lien, charge, interest, encumbrance and/or security interest in favor of any Person, other than the Lender, and (b) a search or searches of such public records in the name of the Person from whom the Borrower acquired or would acquire the Partnership Interests as the Lender may specify, in its discretion, disclosing no lien, charge, interest, encumbrance and/or security interest in favor of any Person, and (II) in all cases, delivery of any and all certificates and/or other writings evidencing and/or representing such Partnership Interests, together with an assignment in blank in form and substance satisfactory to the Lender and its counsel in their discretion.

                         (5) The  Borrower  shall not be  entitled to obtain any
Revolving Credit Loan if any Event of Default or Unmatured Default shall exist or would exist upon the making of the Revolving Credit Loan requested, even if the Lender does not elect to terminate the Revolving Credit as a result of such Event of Default or Unmatured Default.

                         (6) The  Borrower  shall not be  entitled to obtain any
Revolving Credit Loan if immediately after the advance requested were made, the aggregate of all of the Revolving Credit Loans would exceed the maximum amount permitted under Section 2.01.

                         (7) All Revolving  Credit Loans shall be made in strict
compliance with the terms and provisions of this Agreement unless the Lender elects in its discretion to waive any of those terms and conditions (which the Lender shall not be required to do). The waiver of any terms and/or conditions with respect to any one advance shall not constitute a course of dealing or a waiver of the same or any other terms or conditions with respect to any other requested advance.

                         (8) Each request by the Borrower for a Revolving Credit
Loan shall constitute the making of the following representations and warranties by the Borrower and the Guarantors to the Lender:

                                    (A)     That the  Borrower  is then,  and at
the time the advance will be made will be, entitled under this Agreement to obtain that Revolving Credit Loan; and

                                    (B)     All of the covenants,    agreements,
representations and warranties made by the Borrower and the Guarantors in this Agreement, and in the other Borrower Documents, are true, correct and complete in all material respects and have been complied with in all material respects as of such date (subject to only two changes of circumstances which (x) are fully disclosed by the Borrower to the Lender in writing, describing the changed circumstances, and (y) do not result in any violation of any condition, provision, promise and/or covenant of this Agreement, or otherwise result in an Unmatured Default or an Event of Default).

         2.04     The Revolving Credit Notes.
                  ---------------------------

                  (a) The Revolving Credit Loans shall be evidenced by and payable in accordance with the terms of the Revolving Credit Notes and on the terms of this Agreement. In the event of any disagreement between the terms of the executed Revolving Credit Notes and this Agreement, the terms of the Revolving Credit Notes shall prevail.

                  (b) The first Two Million Dollars ($2,000,000) of Revolving Credit Loans shall be allocated to and evidenced by Revolving Credit Note A. The principal balance of Revolving Credit Loans will be credited against and evidenced by Revolving Credit Note B if, but only if, and only to the extent the aggregate principal balance of all Revolving Credit Loans outstanding at one time exceeds Two Million Dollars ($2,000,000), but is less than Four Million Dollars ($4,000,000). The outstanding principal balance of Revolving Credit Loans shall be credited against and evidenced by Revolving Credit Note C if, but only if, and only to the extent the aggregate principal balance of all Revolving Credit Loans outstanding at one time equals or exceeds Four Million Dollars ($4,000,000). Accordingly, the first Two Million Dollars ($2,000,000), or portion thereof, of Revolving Credit Loans outstanding at any one time shall be credited against and evidenced by Revolving Credit Note A; at such time as the outstanding principal balance of the Revolving Credit Loans is greater than Two Million Dollars ($2,000,000), but less than Four Million Dollars ($4,000,000), Revolving Credit Loans made at such time shall be credited against and evidenced by Revolving Credit Note B; and at such time as the outstanding principal balance of all Revolving Credit Loans outstanding at one time equals or exceeds Four Million Dollars ($4,000,000), Revolving Credit Loans made at such time shall be credited against and evidenced by Revolving Credit Note C.

         2.05     Interest on Revolving Credit Loans.
                  -----------------------------------

                  (a) The principal balance of the Revolving Credit Loans outstanding from time to time shall bear interest from the date of the Revolving Credit Notes until all principal and interest on the Revolving Credit Loans shall have been paid in full.

                  (b) The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note A shall bear interest at an annual rate equal to one quarter percent (1/4%), plus the Prime Rate as that Prime Rate may change from time to time.

The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note B shall bear interest at an annual rate equal to one-half percent (1/2%), plus the Prime Rate as that Prime Rate may change from time to time. The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note C shall bear interest at an annual rate equal to one percent (1%), plus the Prime Rate as that Prime Rate may change from time to time.

                  (c) All interest on the Revolving Credit Loan shall be calculated on the basis of the actual number of days elapsed over an assumed year of three-hundred sixty days (360).

         2.06 Minimum Principal Balance. If, for any reason, after the making of
              --------------------------
the first Revolving Credit Loan the principal balance of the Revolving Credit Notes is reduced below one thousand dollars ($1,000.00), then, at the option of the Lender the Revolving Credit may be terminated by the Lender without necessity of notice to the Borrower.

         2.07  Notation of  Disbursements  and Payments.  Disbursements  of, and
               -----------------------------------------
payments of principal with respect to, Revolving Credit Loans shall be evidenced by notations by the Lender on its electronic data processing equipment, showing the date and amount of each advance and each payment of principal. The principal amount outstanding under the Revolving Credit Notes from time to time shall also be recorded by the Lender on that electronic data processing equipment. The aggregate amount of all disbursements of Revolving Credit Loans made and shown on the Lender's electronic data processing equipment, over all of the payments of principal made by the Borrower and recorded on the Lender's electronic data processing equipment, shall be prima facie evidence of the outstanding principal balance due under the Revolving Credit Notes.

         2.08 Principal and Interest Payments.  Commencing on September 1, 2000,
              --------------------------------
and continuing on the first (1st) day of each calendar month occurring through and including August 1, 2005, the Borrower shall pay to the Lender all accrued and unpaid interest on the Revolving Credit Loans. On the Termination Date, the Borrower shall pay to the Lender all of the outstanding principal balance of, and all accrued but unpaid interest on, the Revolving Credit Loans.

         2.09  Mandatory  Prepayments.  If  the  Borrower  sells,  transfers  or
               -----------------------
otherwise disposes of any of the Partnership Interests, then the Borrower shall make a prepayment of the Revolving Credit Loans in an amount calculated in accordance with this Section. The amount of the prepayment shall be not less than the amount of proceeds of the Revolving Credit Loan or Loans which the Borrower received and applied (in whole or in part) towards the acquisition of the Partnership Interest or Partnership Interests sold, transferred, or otherwise disposed of. Mandatory prepayments under this Section shall be applied in accordance with Section 2.10 of this Agreement.

         2.10     Optional  Principal  Payments.  The Borrower may make optional
                  ------------------------------
prepayments of principal of the Revolving Credit Loan from time to time. Each prepayment shall be accompanied by written statement that it is in prepayment of the Revolving Credit Loan.

         2.11  Application  of Payments.  The Lender shall apply all payments of
               -------------------------
Revolving Credit Loans received when no Event of Default has occurred and is continuing first to any late fees or other charges, then to accrued but unpaid interest, and then to principal. The Lender may apply all payments of Revolving Credit Loans received after an Event of Default has occurred and is continuing among late fees and other charges, interest and principal as the Lender may determine, in its discretion.

         2.12 Application of Principal Payments.  Unless otherwise agreed by the
              ----------------------------------
Lender and the Borrower in writing, all payments of principal, whether mandatory or optional, received by the Lender when no Event of Default has occurred and is continuing shall be applied first to the principal of Revolving Credit Loans evidenced by Revolving Credit Note C until all of the Revolving Credit Loans evidenced thereby shall have been paid in full, then to the principal of Revolving Credit Loans evidenced by Revolving Credit Note B, until all of the Revolving Credit Loans evidenced thereby shall have been paid in full, then to the principal of Revolving Credit Loans evidenced by Revolving Credit Note A. All payments of principal on Revolving Credit Loans, whether mandatory or optional, received by the Lender after an Event of Default has occurred and is continuing may be applied by the Lender among Revolving Credit Notes A, B and C as the Lender may determine, in its discretion.

         2.13 Purposes of Loans. The Borrower shall use the proceeds of all Loan
              ------------------
solely to acquire Partnership Interests, provided, that, the Borrower may not apply any proceeds from any Revolving Credit Loan to the purchase of any Partnership Interests unless the Borrower shall first have advised the Lender of the specific Partnership Interests that the Borrower intends to acquire with the proceeds of that Revolving Credit Loan, and the Lender shall, in its discretion, have approved the purchase price of those Partnership Interests.

         2.14     Certain limitations on Revolving Credit Loan Advances.
                  ------------------------------------------------------
Without limiting Section 2.13,

                  (a) the Borrower may not use any proceeds of any Revolving Credit Loan to acquire any Partnership Interest or Partnership Interests from
(1) any Affiliate of the Borrower, (2) either Guarantor, and/or (3) any member of the family of either of the Guarantors (for purposes of this provision, "family" means (A) mother or father of the subject Person, (B) any brother or sister (or brother-in-law or sister-in-law) of such mother or father, (C) any son or daughter (or son-in-law or daughter-in-law) of any such brother or sister of such mother or father, and (D) any son or daughter (or son-in-law or daughter-in-law) and/or grandson or granddaughter (and/or grandson-in-law or granddaughter-in-law) of such Person).

                    (b) the Borrower shall not use the proceeds of any Revolving Credit Loan to pay any interest that has accrued on the Revolving Credit Loans.

                                   SECTION III
                                   -----------

                             Security for the Loans
                             ----------------------

         The Revolving Credit Notes and the Revolving Credit Loans evidenced thereby, as well as all of the Borrower's obligations under all of the Borrower Documents are and shall be secured by and entitled to the benefits of all of the following:

         3.01     Right of Offset.  The right of offset provided in Section VIII
                  ----------------
of this Agreement.

         3.02     Security Interest in Partnership Interests.   A first priority
                  -------------------------------------------
perfected security interest in the Partnership Interests pursuant to the Pledge Agreement.

         3.03     Guaranties.   The guaranties of the Guarantors pursuant to the
                  -----------
Guaranty Agreements.

                                   SECTION IV
                                   ----------

                              Conditions Precedent
                              --------------------

         4.01  Conditions  Precedent to the first  Revolving  Credit  Loan.  The
               ------------------------------------------------------------
Lender's obligation to provide the Borrower with the Revolving Credit and the first Revolving Credit Loan shall be conditioned upon the fulfillment of all the following conditions in form and substance, and in appropriate cases through documents, in each case satisfactory to the Lender and its counsel in their discretion:

                  (a) Resolutions.  The Borrower shall have furnished the Lender
                      ------------
with certified copies of appropriate resolutions of the Borrower (1) authorizing the execution of the following documents: this Agreement, the Revolving Credit Notes, the Pledge Agreement, financing statements and any other documents, instruments and agreements referred to herein which are required to be executed and/or delivered by the Borrower and (2) authorizing consummation of the transactions contemplated by, and performance of this Agreement.

                  (b)   Articles of Organization and Operating  Agreement.   The
                        --------------------------------------------------
Borrower shall have furnished the Lender with a copy of the Borrower's Articles of Organization and Operating Agreement and all amendments to each.

                  (c)  Certificates  of  Existence.   The  Borrower  shall  have
                       ----------------------------
furnished the Lender with a certificate of existence of recent date issued by the Secretary of State of the Commonwealth of Kentucky, certifying that it is duly organized and validly existing under the laws of the Commonwealth of Kentucky. The Borrower shall also have furnished the Lender with certificates of existence with respect to the Partnerships from appropriate offices in Georgia, Kentucky, Maryland and Florida.

                  (d) Opinion of Counsel for the  Borrower  and the  Guarantors.
                      ----------------------------------------------------------
The Borrower and the Guarantors shall have furnished the Lender, at the Borrower's expense, with the legal opinion of Greenebaum, Doll & McDonald PLLC, as counsel for the Borrower, addressed to the Lender, dated the date of this Agreement, addressing the matters set forth in Annex C, and otherwise satisfactory to the Lender and its counsel.

                  (e)  Certificates of Incumbency of the Borrower.  The Borrower
                       -------------------------------------------
shall have furnished the Lender with a certificate of its secretary certifying the names of the officers of the Borrower authorized to sign the Borrower Documents, together with the true signatures of such officers.

                  (f) Executed Documents.  The Borrower shall have duly executed
                      -------------------
and shall have delivered to the Lender each of the following documents in subparagraphs (1) through (5), and the Guarantors shall have executed and delivered to the Lender the documents set forth in paragraphs (1) and (4) below:

                           (1)      this Agreement;

                           (2)      the three Revolving Credit Notes;

                           (3)      the Pledge Agreement;

                           (4)      the Guaranty Agreements; and

                           (5)      such  UCC-1  financing  statements  or other
documents for filing with public officials with respect to the Pledge Agreement as the Lender may request.

                  (g)  Partnership  Notices and  Acknowledgements.  The Borrower
                       -------------------------------------------
shall have caused each Partnership to have countersigned and delivered to the Lender Partnership Notices and Acknowledgements with respect to each, every and all of the Partnership Interests described on Schedule 1(P) to this Agreement.

                  (h)   Representations   and   Warranties.   Each   and   every
                        -----------------------------------
representation and warranty made by or on behalf of the Borrower at the time of or after the execution of this Agreement relating to the Borrower Documents or the transactions contemplated thereby shall be true, complete and correct in all material respects on and as of the date such Loan is to be made.

                  (i)  No  Defaults.  There shall exist  no Event  of Default or
                       -------------
Unmatured  Default  which has not been cured to the Lender's satisfaction.

                  (j)  No Change in the  Borrower's Condition.  There shall have
                       ---------------------------------------
been no material adverse change in the condition, financial or otherwise of the Borrower from that existing on the date of the financial statements described in
Section 6.08 of this Agreement.

                  (k)  Recordings  and Filings.  The Lender shall have  received
                       ------------------------
evidence satisfactory to it that all financing statements or other instruments, as the Lender may reasonably request, have been executed and delivered by the Borrower and filed or recorded in such public offices as the Lender may request to perfect and maintain the perfection of the security interests which secure the Loan, and to release any security interests, financing statements and/or other liens or encumbrances on any of the Collateral other than such interests, liens or encumbrances in favor of the Lender.

                  (l) Counsel  Fees.  The Borrower  shall have paid the Lender's
                      -------------
counsel fees and expenses in accordance with Section 9.01 of this Agreement.

                  (m)  Results  of Records  Searches.  The  Borrower  shall have
                       ------------------------------
delivered to the Lender results of searches of the records of such public offices as the Lender may require with respect to liens, encumbrances or other interests with respect to all existing Partnership Interests, disclosing no liens, encumbrances or interests with respect to all existing Partnership Interests other than those in favor of the Lender.

                  (n) Evidence of Ownership.  The Borrower  shall have delivered
                      ----------------------
to the Lender evidence satisfactory to the Lender of the Borrower's ownership of the Partnership Interests described on Schedule 1(P) to this Agreement. Without limiting the generality of the preceding sentence, the Borrower shall have delivered to the Lender any and all certificates and/or other writings evidencing and/or representing those Partnership Interests, together with assignments in blank in form and substance satisfactory to the Lender and its counsel in their discretion.

                  (o)  Compliance  with Section  2.03.  The Borrower  shall have
                       -------------------------------
complied with Section 2.03 of this Agreement in all respects regarding such Revolving Credit Loan.

         4.02 Conditions  Preceding to Subsequent  Revolving  Credit Loans.  The
              -------------------------------------------------------------
Lender's obligation to provide the Borrower with Revolving Credit Loans after the first Revolving Credit Loan shall be conditioned upon the fulfillment of the conditions in Sections 4.01(g) with respect to the Partnership Interests being acquired, in whole or in part with the proceeds of such Revolving Credit Loan or Loans, and upon fulfillment of the conditions in Sections 4.01 (h), (i), (j),
(k), (n) and (o) with respect to such Revolving Credit Loans.

                                    SECTION V
                                    ---------

                                General Covenants
                                -----------------

         During the term of this Agreement, the Borrower shall comply with all of the following provisions:

         5.01     Insurance.  The Borrower shall maintain insurance as follows:
                  ----------

                  (a)  Liability  Insurance.  The  Borrower  at its own cost and
                       ---------------------
expense, shall procure, maintain and carry in full force and effect general liability, public liability, workers' compensation liability, environmental hazard liability and property damage insurance with respect to the actions and operations of the Borrower to such extent, in such amounts and with such deductibles as are carried by prudent businesses similarly situated, but in any event not less than the amounts of coverage per person and per occurrence, and with the deductibles, as are provided in the Borrower's insurance in effect on the date of this Agreement. Without limiting the foregoing, such insurance shall insure against any liability for loss, injury, damage or claims caused by or arising out of or in connection with the operation of the Borrower's business including injury to or death of the Borrower's employees, agents or any other persons and damage to or destruction of public or private property.

                  (b) Physical  Damage  Insurance.  The Borrower at its own cost
                      ----------------------------
and expense, shall insure all of its insurable properties to such extent, against such hazards (including, without limitation, environmental hazards), in the amount of coverage and with such deductibles as are carried by prudent businesses similarly situated, but in any event insuring against such hazards and with such coverages and deductibles as are provided in the Borrower's insurance in effect on the date of this Agreement, and in any event in amounts of coverage not less than the insurable value of the property insured. Without limiting the foregoing, such insurance shall name the Lender as an additional insured and shall provide for payment of the proceeds thereof to the Borrower and to the Lender as their interests may appear.

                  (c)      General Insurance Requirements.
                           ------------------------------

                         (1) All  insurance  which the  Borrower  is required to
maintain shall be satisfactory to the Lender in form, amount and insurer. Such insurance shall provide that any loss thereunder shall be payable notwithstanding any action, inaction, breach of warranty or condition, breach of declarations, misrepresentation or negligence of the Borrower. Each policy shall contain an agreement by the insurer that, notwithstanding lapse of a policy for any reason, or right of cancellation by the insurer or any cancellation by the Borrower such policy shall continue in full force for the benefit of the Lender for at least thirty (30) days after written notice thereof to the Lender and the Borrower, and no alteration in any such policy shall be made except upon thirty
(30) days written notice of such proposed alteration to the Lender and the Borrower and written approval by the Lender. At or before the making of the first Loan, the Borrower shall provide the Lender with certificates evidencing its due compliance with the requirements of this Section.

                         (2)  Prior  to the  expiration  date of any  policy  of
insurance maintained pursuant to this Agreement, the Borrower shall provide the Lender with a certificate of insurance evidencing the acquisition of a new policy, or an extension or renewal of an existing policy, evidencing the Borrower's due compliance with this Section.

                         (3) If the  Borrower  fails to  acquire  any  policy of
insurance required to be maintained pursuant to this Section, or fails to renew or replace any such policy at least ten (10) days prior to the expiration thereof, or fails to keep any such policy in full force and effect, the Lender shall have the option (but not the obligation) to pay the premiums on any such policy of insurance or to take out new insurance in amount, type, coverage and terms satisfactory to the Lender, after first notifying the Borrower of the Lender's intent to pay it. Any amounts paid therefor by the Lender shall be immediately due and payable to the Lender by the Borrower upon demand. No exercise by the Lender of such option shall in any way affect the provisions of this Agreement, including the provision that failure by the Borrower to maintain the prescribed insurance shall constitute an Event of Default.

         5.02    Taxes and Other Payment Obligations.
                 ------------------------------------

                  (a) The Borrower shall pay and discharge, or cause to be paid and discharged, before any of them become in arrears, all taxes, assessments, governmental charges, levies, and claims for labor, materials or supplies which if unpaid might become a lien or charge upon any of their property, and all of their other debts, obligations and liabilities.

                  (b) The Borrower may refrain from paying any amount it would be required to pay pursuant to subparagraph (a) of this Section 5.02 if the validity or amount thereof is being contested in good faith by appropriate proceedings timely instituted which shall operate to prevent the collection or enforcement of the obligation contested, provided that if the Borrower is engaged in such a contest, it shall have set aside on its books appropriate reserves with respect thereto. If the validity or amount of any such obligations in excess of One Hundred Thousand Dollars ($100,000.00) shall be contested pursuant to the provisions of this subparagraph, the Borrower shall notify the Lender immediately upon the institution of the proceedings contesting the obligation.

         5.03    Financial Statements. The Borrower shall deliver to the Lender:
                 ---------------------

                  (a) Annual  Statements of the Borrower.  As soon as available,
                      -----------------------------------
and in any event within one hundred twenty (120) days after the end of each fiscal year, the Borrower shall furnish to the Lender an audited balance sheet, income statement, statement of cash flows, for such fiscal year, prepared by the Borrower or the CPA Firm. Together with such annual financial statements, if the CPA Firm prepared the annual financial statements, the Borrower shall furnish the Lender with the CPA Firm's statement that the CPA Firm has reviewed the provisions of this Agreement and nothing has come to the CPA Firm's attention to cause it to believe that any Event of Default or Unmatured Default exists as of the date of the statement, or, if such is not the case, specifying such Event of Default or Unmatured Default and the nature thereof, and the action the Borrower has taken or will take to correct it.

                  (b) Annual  Statements of the Guarantors.  On or before June 1
                      -------------------------------------
of each year, each Guarantor shall provide their financial statements to the Lender as at the preceding December 31, in such form, with such detail and of such scope as the Lender may determine in its discretion.

                  (c)      Additional Financial Information.  The Borrower shall
                           --------------------------------
deliver to the Lender:


                         (1)  Promptly  upon  receipt   thereof,   all  detailed
reports, management letters and the like, if any (excluding working drafts), submitted to the Borrower by the CPA Firm if the CPA Firm audited the books of the Borrower.

                         (2) Within thirty (30) days after the respective  dates
of filing the corporate federal income tax returns of the Borrower for each year, a written statement signed by the CPA Firm that the firm has prepared or reviewed the federal income tax returns of the Borrower for such year and in the firm's opinion the provisions for federal taxes based on the income of the Borrower, as recorded in the accounts, represents an adequate estimate of the liability of the Borrower for federal taxes based on income.

                         (3) Promptly upon their becoming  available,  copies of
all financial statements, reports, notices of meetings and proxy statements which the Borrower shall send to its members.

                         (4) Within thirty (30) days after the filing thereof in
the office of the Secretary of State of the Commonwealth of Kentucky, certified copies of all amendments to the Borrower's Articles of Organization and Operating Agreement.

                         (5) Such  additional  information  with  respect to the
Borrower's financial condition (including, without limitation, information regarding the Collateral) as may be reasonably requested by the Lender from time to time.

                  (e) All financial statements required under this Agreement shall be prepared on a consolidated and consolidating basis (regardless whether permitted or required under GAAP) for the Borrower and any Subsidiary which the Borrower acquires or forms at any time.

         5.04 Financial  Records.  The Borrower shall maintain a standard modern
              -------------------
system of accounting in which full, true and correct entries shall be made of all dealings or transactions in relation to its business and affairs in accordance with GAAP applied on a basis consistent with prior years and, without limitation, making appropriate accruals for estimated contingent losses and liabilities.

         5.05 Properties. The Borrower shall maintain its plants and other fixed
              -----------
assets in good condition, subject only to normal wear and tear, and make all necessary and proper repairs, renewals and replacements. The Borrower shall comply with all material leases and other material agreements in order to prevent loss or forfeiture, unless compliance is being contested in good faith by appropriate proceedings timely instituted which shall operate to prevent enforcement of the loss or forfeiture. The Lender shall have the right to inspect the Borrower's plants and other fixed assets at all reasonable times, and from time to time.

         5.06  Existence  and Good  Standing.  The Borrower  shall  preserve its
               ------------------------------
existences in good standing and shall be and remain qualified to do business and in good standing in all states and countries in which failure to so qualify would have a material adverse effect upon the Borrower.

         5.07     Notice Requirements.
                  --------------------

                  (a) Default. The Borrower shall cause its chief officer, or in
                      --------
his absence an officer of the Borrower designated by it, to notify the Lender in writing within three (3) Business Days, after the Borrower, or any of the Borrower's members or officers, has notice of any Event of Default or Unmatured Default or has notice that any representation or warranty made in this Agreement, or in any related document or instrument, for any reason was not true and complete and not misleading in any material respect when made. Such notice shall specify the nature of such Event of Default or Unmatured Default and the action the Borrower has taken or will take to correct it.

                  (b) Material  Litigation.  The Borrower  promptly shall notify
                      ---------------------
the Lender in writing of the institution or existence of any litigation or administrative proceeding to which the Borrower may be or become a party which might involve any material risk of any judgment or liability which (1) would be in excess of One Hundred Thousand Dollars ($100,000.00), or (2) would otherwise result in any material adverse change in the Borrower's business, assets or condition, financial or otherwise.

                  (c) Other Information.  From time to time, upon request by the
                      ------------------
Lender, the Borrower shall furnish to the Lender such information regarding the Borrower's business, assets and condition, financial or otherwise, as the Lender may reasonably request. The Lender shall have the right during reasonable business hours to examine all of the Borrower's business and financial books and records and to make notes and abstracts therefrom, to make an independent examination of the Borrower's books and records for the purpose of verifying the accuracy of reports delivered by the Borrower and ascertaining compliance with this Agreement.

         5.08 Revolving Credit Notes and Other Borrower Documents.  The Borrower
              ----------------------------------------------------
shall pay the Revolving Credit Notes in accordance with their respective terms, and the Borrower shall comply with the provisions of the other Borrower Documents.

         5.09  Compliance  with Law. The  Borrower  shall comply in all material
               ---------------------
respects with (a) all valid and applicable statutes, rules and regulations of the United States of America, of the States thereof and their counties, municipalities and other subdivisions and of any other jurisdiction applicable to the Borrower, including, but not limited to all applicable state and federal environmental laws and ERISA; (b) the valid and applicable orders, judgments and decrees of all courts or administrative agencies with jurisdiction over the Borrower; or its business; and (c) the applicable provisions of licenses issued to the Borrower except where compliance therewith shall be currently contested in good faith by appropriate proceedings, timely instituted, which shall operate to stay any order with respect to such non-compliance.

         5.10 Liens.  Except for security  interests  previously  granted by the
              ------
Borrower to the Lender contemporaneously with the execution of this Agreement (including, without limitation, those permitted in Section 5.02(b) and those disclosed in Section 6.13 of this Agreement), and except for liens permitted in this Agreement, the Borrower shall not (a) create or incur or suffer to be created or incurred or to exist any encumbrance, mortgage, pledge, lien, charge, restriction or other security interest of any kind upon any of the Collateral, whether owned or held on the date of this Agreement or acquired thereafter, or upon the proceeds therefrom, or (b) transfer any Collateral or the proceeds therefrom for the purpose of subjecting the same to payment of indebtedness or performance of any other obligation except payments made in accordance with Section 5.02 of this Agreement or payments made to the Lender in accordance with the terms and provisions of this Agreement, or (c) acquire, or agree or have an option to acquire, any Collateral upon conditional sale or other title retention or purchase money security agreement, device or arrangement, or (d) sell or transfer, assign, or pledge any Collateral, with or without recourse. The Borrower may incur or create, or suffer to be incurred or created or to exist, the following liens without violating the provisions of this Section 5.10:

                  (1) Statutory liens to secure claims for labor, material or supplies to the extent that payment thereof shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

                  (2) Deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pensions or other social security, or in connection with contests, to the extent that payment thereof shall not at that time be required to be made in accordance with
Section 5.02 of this Agreement.

                  (3) Statutory liens for taxes or assessments or governmental charges or levies if payment shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

                  (4) Statutory liens (and contractual liens that provide to the secured party no greater rights than equivalent statutory liens) to secure payment of rent or lease payments with respect to leases of real property to the extent that such payments shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

         5.11 Limit on Indebtedness, Guarantees, Etc. The Borrower shall not, in
              ---------------------------------------
the absence of prior written consent from the Lender, incur, assume, guarantee, or otherwise be or become liable in respect of any Indebtedness except for those matters described in Schedule 6.12 to this Agreement, if after giving pro forma effect to the Indebtedness, the Indebtedness would result in an Unmatured Default or an Event of Default.

         5.12  Articles of  Organization  and Operating  Agreement.  Without the
               ----------------------------------------------------
Lender's prior written consent, which shall not be withheld or delayed unreasonably, the Borrower shall not make any changes in or amendments to its Articles of Organization or Operating Agreement.

         5.13     Mergers,  Sales,  Transfers and Other Dispositions of Assets.
                  -------------------------------------------------------------
Without the Lender's prior written consent, which shall not be withheld unreasonably, the Borrower shall not:

                  (a) Be a party to any consolidation, reorganization (including without limitation those types referred to in Section 368 of the United States Internal Revenue Code of 1986, as amended), "stock-swap" or merger;

                  (b) Sell or otherwise transfer any material part of either its tangible or intangible assets (except for assets that are worn out or no longer used or useful in the Borrower's business), provided that Lender shall not withhold its consent if Borrower demonstrates to the satisfaction of the Lender, pursuant to pro forma financial statements and other relevant information based on assumptions acceptable to the Lender that after giving effect to the proposed sale or transfer no Event of Default or Unmatured Event of Default shall exist under this Agreement;

                  (c) Purchase all or a substantial part of the capital stock or assets of any corporation or other business enterprise;

                  (d)      Effect any change in its capital structure; or

                  (e) Liquidate or dissolve or take any corporate action with a view toward liquidation or dissolution.

         5.14 Loans.  The Borrower  shall not make any loan or advance any funds
              ------
whatsoever to any business, entity, party or individual, except advances not to exceed Five Hundred Thousand Dollars ($500,000.00), in the aggregate at any one time outstanding.

         5.15 No  Change  in  Ownership.  The  Borrower  shall  not  permit  the
              --------------------------
ownership interest of the Guarantors (and/or any Person who becomes an owner of an interest in the Borrower upon the death of one of the Guarantors through bequest or devise) to be reduced to less than one hundred percent (100%) of the outstanding membership interests of the Borrower.

         5.16 Payment of  Distributions.  In any fiscal year, the Borrower shall
              --------------------------
not pay out any Distributions in excess of the Borrower's Net Income for that fiscal year and in no event shall the Borrower pay out any Distribution while any Unmatured Default or Event of Default is in existence.

         5.17     ERISA Compliance.
                  -----------------

                  (a)  Relationship  of Vested  Benefits to Pension Plan Assets.
                       ---------------------------------------------------------
The Borrower will at all times maintain the qualified status of its Plans. The Borrower will not at any time terminate any Plan unless on the date of such termination the present value of all employee benefits vested under such Plan does not exceed the present value of the assets allocable to such vested benefits.

                  (b) Valuations.  All assumptions and methods used to determine
                      -----------
the actuarial valuation of vested employee benefits under Plans at any time maintained by the Borrower and the present value of assets of such Plans shall be reasonable in the good faith judgment of the Borrower and shall comply with all requirements of law in all material respects.

                  (c) Prohibited Actions.   Neither the Borrower nor any Plan at
                      -------------------
any time maintained by the Borrower will:

                         (1) engage in any  "prohibited  transactions"  (as such
term is defined in Section 406 or Section 2003(a) of ERISA);

                         (2) incur any "accumulated funding deficiency" (as such
term is defined in Section 302 of ERISA) whether or not waived; or

                         (3)  terminate  any such Plan in a manner  which  could
result in the  imposition of a Lien on the property of the Borrower  pursuant to
Section 4006 of ERISA.

         5.18 Joinder of  Subsidiaries.  If the Borrower creates or acquires any
              -------------------------
Subsidiary, the Borrower shall cause such subsidiary to execute and deliver to the Lender an agreement (a "Joinder Agreement") substantially in the form attached as Annex D pursuant to which such Subsidiary shall join as a Borrower hereunder and under each document to which the Borrower is named as a party. The Borrower shall cause the Joinder Agreement to be delivered to the Lender within five (5) Business Days after the date of the filing of such Subsidiary's articles of incorporation if the Subsidiary is a corporation, the date of the filing of its certificate of limited partnership if it is a limited partnership, or the date of its organization if it is an entity other than a corporation or a limited partnership.

                                   SECTION VI
                                   ----------

                         Representations and Warranties
                         ------------------------------

         To induce the Lender to enter into this Agreement and the Lender to make the Revolving Credit Loan, the Borrower and the Guarantors represent and warrant to the Lender as follows, (which warranties and representations shall be deemed to be remade and restated in full (subject only to changes of circumstances which (1) are fully disclosed by the Borrower to the Lender in writing, describing the changed circumstances, and (2) do not result in any violation of any condition, provision, promise and/or covenant of this Agreement, or otherwise result in an Unmatured Default or an Event of Default) whenever an advance under the Revolving Credit Loan is requested by the Borrower):

         6.01  Organization and Existence.  The Borrower is a limited  liability
               ---------------------------
company duly organized, validly existing, and in good standing under the laws of the Commonwealth of Kentucky. The Borrower has all necessary power and authority to carry on its business conducted on the date of this Agreement. The Borrower is qualified to do business as a foreign limited partnership, and is in good standing, in all states and in all foreign countries in which it owns any property or carries on substantial activities or is otherwise required to be so qualified, and is duly authorized, qualified and licensed under all laws, regulations, ordinances or orders of public authorities to carry on its business in the places and in the manner conducted on the date of this Agreement.

         6.02 Right to Act. No  registration  with or consent or approval of any
              -------------
governmental agency of any kind is required for the execution, delivery, performance and enforceability of the Borrower Documents. The Borrower has full power and authority, corporate and otherwise, to execute, deliver and perform the Borrower Documents.

         6.03 No Conflicts.  The Borrower's execution,  delivery and performance
              -------------
of the Borrower Documents do not, and will not, (a) violate any existing provision Articles of Organization or Operating Agreement of the Borrower or any law, rule, regulation, or judgment, order or decree applicable to the Borrower or (b) otherwise constitute a default, or result in the imposition of any lien under (1) any material existing contract or other obligation binding upon the Borrower or its property, with or without the passage of time or the giving of notice or both; (2) any law, rule or regulation applicable to the Borrower or its business; or (3) any judgment, order or decree of any court or administrative agency applicable to the Borrower or its business.

         6.04  Authorization.  The  execution,  delivery and  performance by the
               --------------
Borrower of the Borrower Documents has been duly authorized, and the Borrower Documents have been duly executed and delivered.

         6.05  Enforceable  Agreements.  This  Agreement and the other  Borrower
               ------------------------
Documents are legally valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or limiting creditors rights or equitable principals generally.

         6.06  Contingent  Obligations.  The Borrower does not have any material
               ------------------------
contingent obligations, material liabilities for taxes, material long-term leases or unusual material forward or long-term commitments, which have not been disclosed to the Lender.

         6.07  Litigation.  Except for those matters  described in the financial
               -----------
statements referenced in Section 6.08 of this Agreement or otherwise disclosed in writing by the Borrower to Lender, there is no litigation, at law or in equity, or any proceeding before any federal, state or municipal court, board or other governmental or administrative agency pending, or to the knowledge of the Borrower, threatened which is likely to involve any material judgment or liability against the Borrower or which might otherwise result in any material adverse change in the Borrower's business, assets or condition, financial or otherwise. No judgment, decree or order of any federal, state or municipal court, board or other governmental or administrative agency has been issued against the Borrower or any of its assets which has, or will likely have, a material adverse effect on the Borrower's business, assets or condition, financial or otherwise.

         6.08 Financial  Statements.  The Borrower's  financial statements dated
              ----------------------
April 30, 2000, have been furnished to the Lender. Those financial statements are true and complete in all material respects, have been prepared in accordance with GAAP, do not omit reference to any material contingent liabilities of any kind not otherwise disclosed by Borrower to the Lender in writing, and fairly present the financial condition of the Borrower as of the date of those financial statements. Nichols' financial statements dated December 31, 1999, and Lavin's financial statements dated March 31, 2000, have been furnished to the Lender. Those financial statements are true and complete in all material respects, do not omit reference to any material contingent liabilities of any kind not otherwise disclosed by Borrower to the Lender in writing and fairly present the financial condition of the Nichols and Lavin, respectively, as of the date of the financial statements.

         6.09     Compliance with Contractual Obligations, Laws and Judgments.
                  ------------------------------------------------------------

                  (a) The Borrower is not in default in the payment, performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any lease, indenture, mortgage, deed of trust, promissory note, agreement or undertaking to which it is a party or by which its assets are bound.

                  (b) The Borrower has not violated any applicable statute, regulation or ordinance of the United States of America or of any state, municipality or any other subdivision, jurisdiction or agency thereof, in any respect materially and adversely affecting the Borrower's business, property, assets, operations or conditions, financial or otherwise.

                  (c) The Borrower is not in default with respect to any judgment, order, writ, injunction, decree or demand of any court, arbitrator or governmental agency or body.

          6.10 Investment Company.  The Borrower is not an "investment  company"
               -------------------
or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

         6.11 Tax  Returns.  The  Borrower  has filed all tax returns  which are
              -------------
required to be filed and has paid, or made adequate provision for the payment of, all taxes which have or may become due pursuant to such returns or pursuant to assessments received. The Borrower knows of no material additional assessments for which adequate reserves have not been established, and the Borrower has made adequate provision for all current taxes.

         6.12 No Undisclosed  Liabilities  or Guaranties.  The Borrower does not
              -------------------------------------------
have any material liabilities, direct or contingent, except as disclosed or referred to in the financial statements referred to in Section 5.03 of this Agreement or otherwise disclosed to Lender in writing or incurred by Borrower after such date and not prohibited by the express terms of this Agreement, nor has the Borrower guaranteed, or otherwise become responsible for, the material obligations of any person, firm or corporation, other than as set out on
Schedule 10.12 of this Agreement or otherwise not in contravention of any of the Borrower Documents.

         6.13 Title to Properties. The Borrower has good and marketable title to
              --------------------
all of its property and assets of all character, free and clear of all mortgages, liens, interests, and encumbrances except (a) encumbrances granted to the Lender, (b) minor irregularities in title which do not materially interfere with the use and enjoyment by the Borrower of such properties and assets in the normal course of business as presently conducted, or materially impair the value thereof for such business, (c) those encumbrances described on Schedule 6.13 to this Agreement, and (d) any other encumbrances permitted under the express terms of the Borrower Documents.

         6.14 Trademarks and Permits.  The Borrower possesses adequate licenses,
              -----------------------
patents, copyrights, trademarks and trade names to conduct their businesses as now conducted. Neither the Borrower nor any of its officers, directors or employees has received notice or has knowledge of any claim that the Borrower has violated any other person's license, patent, copyright, trademark or trade name, or that the Borrower's licenses, patents, copyrights, trademarks or trade names are currently being infringed. The Borrower has all governmental permits, certificates, consents and franchises necessary to carry on their businesses as now conducted and to own or lease and operate their properties as now owned, leased or operated. All such governmental permits, certificates, consents and franchises are valid, and in effect, and the Borrower is not in violation thereof, and none of them contains any term, provision, condition or limitation more burdensome than generally applicable to persons engaged in the same or similar business.

         6.15 No  Defaults.  The  Borrower  is not in default in the  payment or
              -------------
performance of any of its obligations or in the performance of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which it is a party or by which it or any of its assets may be bound, which default would have a material adverse effect on the business operations, assets or condition, financial or otherwise, of the Borrower, taken as a whole. No Unmatured Default or Event of Default hereunder or under the other Borrower Documents has occurred and is continuing. The Borrower is not in default under any order, award or decree of any court, arbitrator or governmental authority binding upon or affecting it or by which any of its assets may be bound or affected which default would have a material adverse effect on the business of such Borrower. The Borrower is not subject to any order, award or decree which is likely to materially adversely affect the ability of the Borrower to carry on its business as currently conducted or the ability of the Borrower to perform its obligations under this Agreement and/or the other Borrower Documents to which it is a party.

         6.16 Employee Benefit Plans. Except as have been otherwise disclosed in
              -----------------------
writing to the Lender, any Plans in existence are in substantial compliance with ERISA, no Plan is insolvent or in reorganization, no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code, the Borrower has not incurred any material liability (including any material contingent liability) to or on account of a Plan pursuant to Sections 4062, 4063, 4064, 4201 or 4204 of ERISA, no proceedings have been instituted to terminate any Plan, and no condition exists which presents a material risk to the Borrower of incurring a liability to or on account of a Plan pursuant to any of the foregoing sections of ERISA.

         6.17 No  Material  Adverse  Conditions.  There is no fact  known to the
              ----------------------------------
Borrower (other than matters of a general economic or political nature) which materially adversely affects the business, property, assets or financial condition of the Borrower which has not been disclosed to the Lender or set forth in the other documents, certificates and statements furnished to the Lender by or on behalf of the Borrower prior to the date hereof in connection with the transactions contemplated hereby.

         6.18 Regulations Q and U. The Borrower is not engaged  principally,  or
              --------------------
as one of the Borrower's important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation Q of the Board of Governors of the Federal Reserve System), and will not use the proceeds of the Loans so as to violate Regulation U as it may be amended or interpreted from time to time by the Board of Governors of the Federal Reserve System.

         6.19   Environmental   Matters.   Except  as  otherwise  disclosed   in
                ------------------------
writing to the Lender,
the Borrower fully complies with all federal, state and local environmental laws, rules, regulations, ordinances and other requirements including, without limitation, those which relate to the production, storage, disposal or use of any and all hazardous or toxic wastes, and including, without limitation, the provisions of 42 U.S.C.ss.ss.9601 et seq. (CERCLA, Super Fund); and 42
U.S.C.ss.ss.6901 et seq. (RCRA).      --------
                 -------

         6.20     No Public Utility Holding Company.       The Borrower is not a
                  ----------------------------------
"holding company," or a "subsidiary company" of a "holding company," or an affiliate of either, within the meaning of the Public Utility Holding Company Act of 1935, as amended.

         6.21     No Subsidiaries.  The Borrower has no Subsidiaries.
                  ----------------

         6.22   Disclosure. Neither this Agreement, nor any agreement, document,
                -----------
certificate or statement furnished to the Lender by or on behalf of the Borrower in connection with the transactions contemplated by this Agreement contains any untrue statement of any material fact or, except in the case of budgets and forward financial forecasts, omits to state any material fact necessary to make the statements contained herein or therein not misleading as of the time the Borrower makes the statement; provided however, that the Borrower has an immediate and continuing obligation to supplement any of the foregoing if it should subsequently contain an untrue statement of any material fact or omits to state any material fact necessary to make the statements contained herein or therein not misleading. There is no fact known to the Borrower which materially and adversely affects, or in the future is likely to materially and adversely affect, the Borrower's business, operations, affairs or condition, financial or otherwise, which has not been disclosed to the Lender.

                                   SECTION VII
                                   -----------

                                Events of Default
                                -----------------

         The occurrence of any one or more of the following shall constitute an Event of Default under this Agreement (an "Event of Default"):

         7.01  Failure  to Pay.  If the  Borrower  shall fail to pay in full any
               ----------------
installment of principal or interest on any of the Notes, or payments required by this Agreement, within five (5) days after such payment first became due.

         7.02 No Notice Required.  If the Borrower with respect to the following
              -------------------
provisions shall fail to observe, perform or comply with any term, obligation, covenant, agreement, condition or other provision contained in Sections 5.02, 5.04, 5.07, 5.10, 5.12, 5.13, 5.15, or 5.18 of this Agreement, or any Event of
Default occurs under any of the other Borrower Documents.

         7.03  Notice  Required.  If the  Borrower  with  respect  to any  term,
               -----------------
obligation, covenant, agreement, condition or other provision (other than those referred to in Sections 9.01 or 9.02 hereof) contained or referred to in any of the Borrower Documents shall fail to observe, perform or comply with those provisions, and such failure shall not have been fully corrected within thirty
(30) days after the Lender has given written notice thereof to such obligor.

         7.04 Falsity of  Representation or Warranty.  If any  representation or
              ---------------------------------------
warranty or other statement of fact contained in any of the Borrower Documents or in any writing, certificate, report or statement at any time furnished the Lender by or on behalf of the Borrower pursuant to or in connection with this Agreement shall have been false or misleading in any material respect or which shall omit a material fact, whether or not made with knowledge, at the time it was made.

         7.05  Judgments.  If a final  judgment or judgments  for the payment of
               ----------
money in excess of the sum of One Hundred Thousand Dollars ($100,000.00), in the aggregate, or with respect to property with a value in excess of such amount, shall be rendered against the Borrower and such judgment or judgments shall remain unsatisfied for a period of thirty (30) consecutive days after the entry thereof and within that thirty (30) days has not been (a) stayed pending appeal, or (b) discharged.

         7.06 Adverse  Financial Change. If there should be any material adverse
              --------------------------
change in the financial condition of the Borrower as determined in Lender's discretion, from its financial condition as shown on the financial statements referred to in Section 6.08 of this Agreement, and such adverse change is not fully corrected to Lender's reasonable satisfaction within sixty (60) days after notice with respect thereto from the Lender.

         7.07 Other Obligations.  Subject to the exception  contained in Section
              ------------------
5.02(b) of this Agreement, if the Borrower shall fail to observe, perform or comply with the terms, obligations, covenants, agreements, conditions or other provisions of any agreement, document or instrument (including leases) other than this Agreement and the other Borrower Documents which (a) the Lender or any of its Affiliates has entered into with the Borrower and which involves any Indebtedness to the Lender and/or any of its Affiliates in any amount or (b) any other Person has entered into with the Borrower and/or any of its Affiliates which involves Indebtedness (or in the case of leases, in total lease obligations under any single lease) in any single instance exceeding Five Hundred Thousand Dollars ($500,000.00).

         7.08 Dissolution or Termination of Existence.  If the Borrower,  either
              ----------------------------------------
Guarantor and/or any Affiliate of the Borrower takes any action that is intended to result in the termination, dissolution or liquidation of the Borrower.

         7.09     Solvency.
                  ---------

                  (a) If the Borrower or either Guarantor shall (1) have an order of relief entered in any proceeding filed by it under the federal bankruptcy laws (as in effect on the date of this Agreement or as they may be amended from time to time); (2) admit its inability to pay its debts generally as they become due; (3) become insolvent in that its total assets are in the aggregate worth less than all of its liabilities or it is unable to pay its debts generally as they become due; (4) make a general assignment for the benefit of creditors; (5) file a petition, or admit (by answer, default or otherwise) the material allegations of any petition filed against it, in bankruptcy under the federal bankruptcy laws (as in effect on the date of this Agreement or as they may be amended from time to time), or under any other law for the relief of debtors, or for the discharge, arrangement or compromise of their debts; or (6) consent to the appointment of a receiver, conservator, trustee or liquidator of all or part of its assets.

                  (b) If a petition shall have been filed against the Borrower or either Guarantor in proceedings under the federal bankruptcy laws (as in effect on the date of this Agreement, or as they may be amended from time to time), or under any other laws for the relief of debtors, or for the discharge, arrangement or compromise of their debts, or an order shall be entered by any court of competent jurisdiction appointing a receiver, conservator, trustee or liquidator of all or part of the Borrower's assets, and such petition or order is not dismissed or stayed within sixty (60) consecutive days after entry thereof.

                                  SECTION VIII
                                  ------------

                              Remedies Upon Default
                              ---------------------

         Notwithstanding anything to the contrary, if any Event of Default occurs under Section 7.09 of this Agreement, the Revolving Credit shall automatically terminate (if not previously terminated or expired), and the entire unpaid balance of all Revolving Credit Loans and Revolving Credit Notes, and all other obligations of the Borrower under and/or in connection with the Borrower Documents, shall automatically, without requirement of any presentment, demand or notice of any kind (all of which are hereby waived by the Borrower), become immediately due and payable in full. Also notwithstanding any other provision of this Agreement, if any other Event of Default under this Agreement occurs, the Lender, in its individual discretion, and without notice to the Borrower, may terminate the Revolving Credit, in which case the Lender shall be under no further obligation to grant any Revolving Credit Loans to the Borrower. In addition, upon the occurrence of any Event of Default, and at any time thereafter, unless all Events of Default have been waived in a writing signed by the Lender specifically providing the waiver, the Lender shall have all of the following rights and remedies and it may exercise one or more of them, singly or in conjunction with others.

         8.01  Right to  Offset.  The  Lender  shall  have the  right to set off
               -----------------
against, or appropriate and apply toward the payment of, the obligations of the Borrower to that Lender, pursuant to this Agreement or as evidenced by the Revolving Credit Notes whether such obligations shall have matured in due course or by acceleration, any and all deposit balances and other sums and indebtedness then held or owed by that Lender to or for the credit or account of the Borrower and/or either Guarantor. For such purpose the Borrower and each Guarantor hereby pledges to and grants a security interest in such deposit balances, other sums and indebtedness of the Lender to secure all of the Borrower's obligations under this Agreement and the Revolving Credit Notes. Such offsets following an Event of Default may occur without notice to or demand upon the Borrower, either Guarantor or any other Person, all of such notices and demands being hereby waived.

         8.02 Enforcement of Rights. The Lender shall have the right, to proceed
              ----------------------
to protect and enforce its rights by suit in equity, action at law or other appropriate proceedings either for specific performance of any covenant or condition contained in any of the Borrower Documents, or in aid of the exercise of any power granted in any of the Borrower Documents.

         8.03 Rights Under Security Instruments.  The Lender shall also have all
              ----------------------------------
rights and remedies granted it under the Pledge Agreement, the Guaranty Agreements and any and all other Borrower Documents securing or intending to secure the Borrower's obligations under the Revolving Credit Notes, or any other indebtedness or obligation of the Borrower under the Borrower Documents.

         8.04 Cumulative Remedies.  All of the rights and remedies of the Lender
              --------------------
upon occurrence of an Event of Default shall be cumulative to the greatest extent permitted by law, may be exercised successively or concurrently, from time to time, and shall be in addition to all of those rights and remedies afforded the Lender at law, or in equity, or in bankruptcy. Notwithstanding the foregoing, the Lender shall be entitled to recover from the cumulative exercise of all remedies an amount no greater than the sum of (a) the aggregate outstanding principal amount of the Loan, (b) all accrued but unpaid interest with respect to the aggregate principal amount of the Loan, (c) any other amounts that the Borrower is required by this Agreement to pay to the Lender (for example, and without limitation, the reimbursement of expenses and legal fees, and late charges), and (d) any costs, expenses or damages which the Lender is otherwise permitted to recover by the terms of this Agreement. Any exercise of any right or remedy shall not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy.

                                   SECTION IX
                                   ----------

                                Fees and Expenses
                                -----------------

         9.01  Transaction  Expenses.  The Borrower shall pay to the Lender upon
               ----------------------
demand all out-of-pocket expenses incurred by the Lender in connection with the transactions contemplated by this Agreement, including, but not limited to the Lender's reasonable attorneys' fees incurred in preparing, negotiating and closing the Borrower Documents and any and all costs and fees incurred in connection with the recording or filing of any documents or instruments, and/or in searches of, any public office, pursuant to or as a consequence of this Agreement, or to perfect or protect any security for the Loans. The Borrower shall also pay to the Lender, promptly following the Lender's request, all out-of-pocket expenses incurred by the Lender from time to time in the administration of the Loans, including, without limitation, any out-of-pocket expenses (including, but not limited to, attorneys' fees) incurred by the Lender if any of the Borrower Documents should be amended, extended and/or renewed from time to time, or if additional Borrower Documents are prepared.

         9.02  Enforcement  Expenses.  If any Event of Default shall occur under
               ----------------------
this Agreement, or any default shall occur under any of the Borrower Documents or any related documents, the Borrower shall pay to the Lender, to the extent allowable by applicable law, such amounts as shall be sufficient to reimburse the Lender fully for all of its costs and expenses incurred in enforcing and/or protecting its rights and remedies under the Borrower Documents and any related documents, including without limitation its reasonable attorneys' fees and court costs. Such amounts shall be deemed to be included in the obligations secured by the Security Agreement.

                                    SECTION X
                                    ---------

                            Miscellaneous Provisions
                            ------------------------

         10.01  Business  Days. If any provision of this Agreement or any of the
                ---------------
other Borrower Documents requires that the Borrower make any payment, or otherwise perform any act, on a day on which the Lender is not open for business, then that payment or action shall be deemed to be due on the first day thereafter that the Lender is open for business.

         10.02 Term of this Agreement. The term of this Agreement shall commence
               -----------------------
as of the date hereof, and continue until all Loans and accrued but unpaid interest thereon shall have been paid in full and the Borrower shall have paid or performed all of its obligations hereunder.

         10.03 No  Waivers.  Failure  or delay by the Lender in  exercising  any
               ------------
rights shall not be deemed to be or operate as a waiver of that right, nor shall any right be exclusive of any other right referred to in this Agreement, or in any other related document, or available at law or in equity, by statute or otherwise. Any single or partial exercise of any right shall not preclude the further exercise of that right. Every right of the Lender shall continue in full force and effect until such right is specifically waived in a writing signed by the Lender.

         10.04 Course of Dealing. No course of dealing between the Borrower, the
               ------------------
Guarantors and the Lender shall operate as a waiver of any of the Lender's rights under any of the Borrower Documents.

         10.05 Certain Waivers by the Borrower and the Guarantors.  The Borrower
               ---------------------------------------------------
and each Guarantor hereby waives, to the extent permitted by applicable law, (a) all presentments, demands for performances, notices of nonperformance (except to the extent specifically required by this Agreement or any other of the Borrower Documents), protests, notices of protest and notices of dishonor in connection with the Notes (b) any requirement of diligence or promptness on the part of the Lender in enforcement of rights under the provisions of any of the Borrower Documents, and (c) any requirement of marshaling assets or proceeding against persons or assets in any particular order.

         10.06 Severability. If any part, term or provision of this Agreement is
               -------------
held by any court to be unenforceable or prohibited by any law applicable to this Agreement, the rights and obligations of the parties shall be construed and enforced with that part, term or provision limited so as to make it enforceable to the greatest extent allowed by law, or, if it is totally unenforceable, as if this Agreement did not contain that particular part, term or provision.

         10.07    Time of the Essence.    Time  shall  be of  the essence in the
                  --------------------
performance of all of the Borrower's and the Guarantors' obligations under the Borrower Documents.

         10.08 Benefit and Binding  Effect.  This  Agreement  shall inure to the
               ----------------------------
benefit of the Lender, its successors and assigns, and all obligations of the Borrower and the Guarantors shall bind their heirs, executors, successors and, if and to the extent assignment is otherwise permitted by this Agreement, assigns.

         10.09  Further  Assurances.  The  Borrower  shall  sign such  financing
                --------------------
statements or other documents or instruments as the Lender may request from time to time more fully to create, perfect, continue, maintain or terminate the rights and security interests intended to be granted or created pursuant to this Agreement, the Security Agreement, and any other Borrower Documents.

         10.10  Incorporation  by  Reference.  All  schedules,  annexes or other
                -----------------------------
attachments to this Agreement are incorporated into this Agreement as if set out in full at the first place in this Agreement that reference is made thereto.

         10.11 Entire  Agreement;  No Oral  Modifications.  This Agreement,  the
               -------------------------------------------
schedules and annexes hereto, and the documents and instruments referred to herein constitute the entire agreement of the parties with respect to the subject matter hereof, and supersede all prior understandings with respect to the subject matter hereof. No change, modification, addition or termination of this Agreement or any of the Borrower Documents shall be enforceable unless in writing and signed by the party against whom enforcement is sought.

         10.12  Headings.  The headings used in this  Agreement are included for
                ---------
ease of reference only and shall not be considered in the interpretation or construction of this Agreement.

         10.13  Governing  Law.  This  Agreement  and the related  documents and
                ---------------
instruments shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky without regard to conflicts of laws unless, except to the extent that the laws of any other state, province or country where the Collateral is located require that the laws of such other state, province or country shall govern the creation, perfection or enforcement of the Lender's rights and security interests in such Collateral.

         10.14 Assignments. Neither the Borrower nor either Guarantor may assign
               ------------
any rights under this Agreement to any other party. Any attempted assignment shall be a default under this Agreement and shall be null and void.

         10.15    Multiple Counterparts.
                  ----------------------

                  (a) This Agreement may be signed by each party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signature of each party.

                  (b) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms thereof to produce or account for more than one of such counterparts.

         10.16    Notices.
                  --------

                  (a) Any requirement of the Uniform Commercial Code or other applicable law of reasonable notice shall be met if such notice is given at least ten (10) Business Days before the time of sale, disposition or other event or thing giving rise to the requirement of notice.

                  (b) Except as provided in subsection (c) below, all notices or communications under this Agreement shall be in writing and shall be hand-delivered, sent by courier, or mailed to the parties addressed to the addresses as follows and any notice so addressed and (1) hand-delivered, shall be deemed to have been given when so delivered, or (2) mailed by registered or certified mail, return receipt requested, shall be deemed to have been given when mailed, or (3) delivered to a recognized small package overnight courier service to the address of the intended recipient with shipping prepaid, shall be deemed to have been given when so delivered to such courier. Addresses for notices are as follows:

                  (1)      If to the Lender: BANK OF LOUISVILLE
                                             500 W. Broadway
                                             Louisville, Kentucky  40202

                  with a courtesy copy to:   BROWN, TODD & HEYBURN PLLC
                                             400 West Market Street, 32nd Floor
                                             Louisville, Kentucky  40202-3363
                                             Attn:  Charles R. Keeton, Esq.

                  (2)      If to the Borrower: ORIG, LLC
                                               10172 Linn Station Road 200
                                               Louisville, Kentucky  40223
                                               Attn:    Neil Mitchell

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.

                  (3)      If to the Guarantor:  J. D. NICHOLS
                                                 10172 Linn Station Road 200
                                                 Louisville, Kentucky  40223

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.

                  (4)      If to the Guarantor:  BRIAN LAVIN
                                                 10172 Linn Station Road 200
                                                 Louisville, Kentucky  40223

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.


                   (c) The parties may at any time, and from time to time, change the address or addresses to which notice shall be mailed by written notice setting forth the changed address or addresses.

         10.17 Survival of Covenants. All covenants, agreements,  warranties and
               ----------------------
representations made by the Borrower herein shall survive the making of each Revolving Credit Loan and the execution and delivery of the Borrower Documents, and shall be deemed to be remade and restated by the Borrower each time the Borrower requests a Revolving Credit Loan.

         10.18. Consent to Jurisdiction. THE BORROWER AND THE GUARANTORS CONSENT
                ------------------------
TO ONE OR MORE ACTIONS BEING INSTITUTED AND MAINTAINED IN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT AND/OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY (AT LENDER'S DISCRETION) TO ENFORCE THIS AGREEMENT AND/OR ONE OR MORE OF THE OTHER BORROWER DOCUMENTS, AND WAIVE ANY OBJECTION TO ANY SUCH ACTION BASED UPON LACK OF PERSONAL OR SUBJECT MATTER JURISDICTION OR IMPROPER VENUE. THE PARTIES AGREE THAT ANY PROCESS OR OTHER LEGAL SUMMONS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING MAY BE SERVED BY MAILING A COPY THEREOF BY CERTIFIED MAIL, OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL, ADDRESSED TO THE ADDRESSES PROVIDED IN THE PREAMBLE TO THIS AGREEMENT. THE BORROWER AND THE GUARANTORS ALSO AGREE THAT NONE OF THEM SHALL COMMENCE OR MAINTAIN ANY ACTION IN ANY COURT, ADMINISTRATIVE AGENCY OR OTHER TRIBUNAL OTHER THAN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY WITH RESPECT TO THIS AGREEMENT, ANY OTHER OF THE BORROWER DOCUMENTS, ANY OF THE TRANSACTIONS PROVIDED FOR OR CONTEMPLATED IN ANY OF THE BORROWER DOCUMENTS, OR ANY CAUSE OF ACTION OR ALLEGED CAUSE OF ACTION ARISING OUT OF OR IN CONNECTION WITH ANY DEBTOR AND CREDITOR RELATIONSHIP AMONG THE PARTIES THAT MAY EXIST FROM TIME TO TIME.

         10.20 JURY TRIAL WAIVER.  THE BORROWER AND EACH GUARANTOR HEREBY WAIVES
               ------------------
ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE REVOLVING CREDIT NOTES, THE PLEDGE AGREEMENT, THE GUARANTY AGREEMENTS AND/OR ANY OTHER OF THE BORROWER DOCUMENTS. THIS WAIVER IS INTENDED TO APPLY TO ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT THIS
WAIVER IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT THE LENDER HAS ALREADY RELIED ON THIS WAIVER IN ITS DEALINGS WITH THE BORROWER AND THE GUARANTORS. THE BORROWER AND EACH GUARANTOR FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS OF THIS AGREEMENT, THE REVOLVING CREDIT NOTES, THE PLEDGE AGREEMENT, THE GUARANTY AGREEMENTS AND/OR THE OTHER BORROWER DOCUMENTS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.

         10.21 ACKNOWLEDGEMENT. THE BORROWER ACKNOWLEDGES THAT IT HAS RECEIVED A
               ----------------
COPY OF THIS AGREEMENT AND EACH OF THE OTHER BORROWER DOCUMENTS, AS FULLY EXECUTED BY THE PARTIES THERETO. THE BORROWER ACKNOWLEDGES THAT IT (A) HAS READ THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS OR HAS CAUSED SUCH DOCUMENTS TO BE EXAMINED BY ITS REPRESENTATIVES OR ADVISORS; (B) IS THOROUGHLY FAMILIAR WITH THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS; AND (C) HAS HAD THE OPPORTUNITY TO ASK SUCH QUESTIONS TO REPRESENTATIVES OF THE LENDER, AND RECEIVE ANSWERS THERETO, CONCERNING THE TERMS AND CONDITIONS OF THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS AS IT DEEMS NECESSARY IN CONNECTION WITH THE ITS DECISION TO ENTER INTO THIS AGREEMENT.


             [THIS BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                      31-A

         IN WITNESS WHEREOF, the parties have signed this Agreement as of the date set forth in the preamble hereto, but actually on the dates set forth below.

                                      Lender:

                                      BANK OF LOUISVILLE


                                      By /s/ Richard Bean
                                        ----------------------------------------
                                        Richard Bean, Senior Vice President

                                      Date: August 15, 2000


                                      Borrower:

                                      ORIG, LLC


                                      By /s/ J.D. Nichols
                                        ----------------------------------------
                                        J. D. Nichols, Manager

                                      Date: August 15, 2000



                                      /s/ J.D. Nichols
                                      ------------------------------------------
                                      J. D. NICHOLS

                                      Date: August 15, 2000



                                      /s/ Brian Lavin
                                      ------------------------------------------
                                      BRIAN LAVIN

                                      Date: August 15, 2000

Annexes

          Annexes A-1 - A-3   Forms of Revolving Credit Notes in favor of the
                              Lender
          Annex B             Form of Pledge Agreement
          Annex C             Paragraphs for Opinion of Counsel for the Borrower
                              and Guarantor
          Annex D             Form of Joinder Agreement
          Annex E             Form of Partnership Notice and Acknowledgement

Schedules

          Schedule 1(P)       Partnership Interests
          Schedule 10.12      Permitted Liabilities
          Schedule 10.13      Permitted Encumbrances

                                                                  Exhibit (c)(1)



                   Appraisal Report by Integra Chapman & Bell
                             dated October 30, 1999

March 31, 2000



Mr. Neil Mitchell
NTS
10172 Linn Station Road
Louisville, Kentucky 40223


Re:      Blankenbaker Center 1A
         11405 Bluegrass Parkway
         Louisville, Kentucky
         File #300-047-99 LOU (G)


Dear Mr. Mitchell:

         As requested, Integra Chapman & Bell has inspected and appraised the above-referenced property which is legally described in the accompanying report.

         Attached you will find the facts and conclusions used in arriving at the "as is" market value of the leased fee estate as of October 30, 1999. This complete appraisal, self- contained report has been prepared to comply with the Uniform Standards of Professional Appraisal Practice (USPAP)as augmented by the Office of the Comptroller of the Currency (OCC) and the Office of Thrift Supervision (OTS).

         The value conclusion is based on the following special assumptions:

         - Financing is available to a credit-worthy purchaser for the subject property.

         -        The subject property is environmentally clean.

         - The subject is 100,640 square feet and leased to a single tenant. This single tenant type design limits the utility of the building because of market conditions.

         - At the client's request, a market study was not performed. A review of the current market trends was made and is discussed within the highest and best use and in Integra Chapman & Bell's opinion meets the market study USPAP requirement.

         - Portions of Integra Chapman & Bell analyses are being copied and distributed to persons other than our clients. Henceforth, all information, data, and analyses contained within this report will be protected by copyright law. Reproduction of any part without the written permission of Integra Chapman & Bell is expressly prohibited.


         Taking into account all pertinent facts that affect value, the current "as is" value of the lease fee estate of the subject property, as of October 30, 1999, is:

              * * * SIX MILLION EIGHT HUNDRED THOUSAND DOLLARS * * *

                                   $6,800,000

Respectfully submitted,




George M. Chapman, MAI, SRA, CRE
Kentucky Certified General
Real Property Appraiser #614



Mark E. Mitchell, MAI
Kentucky Certified General
Real Property Appraiser #664



GMC/MEM/lat/tbd

Attachment has been retained in Integra Chapman & Bell's files to accommodate SCC filing.

APPRAISAL REPORT OF...                 Blankenbaker Center 1A
                                       11405 Bluegrass Parkway
                                       Louisville, Kentucky


PURPOSE OF APPRAISAL...                Estimate the "As Is" Market Value of the
                                       Leased Fee Estate


PREPARED FOR...                        Mr. Neil Mitchell
                                       NTS
                                       10172 Linn Station Road
                                       Louisville, Kentucky 40223


PREPARED AT THE REQUEST OF...          Mr. Neil Mitchell
                                       NTS
                                       10172 Linn Station Road
                                       Louisville, Kentucky 40223


PREPARED BY...                         Integra Chapman & BELL

                                       3703 Taylorsville Road Suite 205
                                       Louisville, Kentucky 40220

                                       George M. Chapman, MAI, SRA, CRE

                                       Mark E. Mitchell, MAI

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Effective Date                       September 28, 1999
Property Tax Identification Number   2239-60
Owner of Record                      Blankenbaker Business Center Joint Venture

Land Area                            5.23 Acres      227,732 SF
Gross Building Area (GBA)                            100,640 SF
Rentable Area (RA)                                    96,926 SF

Current Occupancy                                    100%
Development Density                                  0.44 GBA/SF
Year Built                                           1988

Zoning Designation                                   PEC
Zoning Name                                          Planned Employment Center
Floodplain Map Panel Number                          2111C0095-D
Floodplain Map Date                                  February 2, 1994

Property Rights Appraised                            Leased Fee
Estimated Marketing Period                           12 months


                                                     AS IS
Market Value Indication By The

Cost Approach                               Not Applicable

Sales Comparison Approach                   $6,500,000

Income Approach
         Discounted Cash Flow               $6,800,000

Market Value Estimate                       $6,800,000

                                TABLE OF CONTENTS
                                                                         Page

PURPOSE, USE, AND DATE .................................................    1

ASSUMPTIONS AND LIMITING CONDITIONS ....................................    1

DEFINITION OF THE VALUE AND INTEREST APPRAISED .........................    2

PERSONAL PROPERTY ......................................................    3

SCOPE ..................................................................    3

LEGAL ATTRIBUTES, SALES HISTORY, AND ZONING ............................    5

TAX AND ASSESSMENT ANALYSIS ............................................    6

NEIGHBORHOOD AND DISTRICT DESCRIPTION ..................................    6

PHYSICAL ATTRIBUTES ....................................................   11
         Site Attributes ...............................................   11
         Improvement Attributes ........................................   13
               Exterior ................................................   14
               Interior ................................................   14

ECONOMIC ATTRIBUTES ....................................................   16
         Highest and Best Use As Vacant ................................   17
               Legal Permissibility ....................................   17
               Physical Possibility ....................................   17
               Financial Feasibility ...................................   18
               Maximum Profitability ...................................   18
         Highest and Best Use As Improved ..............................   18
               Legal Permissibility ....................................   18
               Physical Possibility ....................................   19
               Financial Feasibility/Maximum Profitability .............   19

VALUATION ANALYSIS .....................................................   21

COST APPROACH ..........................................................   22
         Land Value ....................................................   22

SALES COMPARISON APPROACH ..............................................   27

                                                                         Page

INCOME APPROACH ........................................................   33
         Potential Gross Income ........................................   33
         Expense Reimbursements.........................................   36
         Vacancy and Credit ............................................   37
         Expenses ......................................................   37
         Overall Rate and Discount Rate Determination ..................   39

DISCOUNTED CASH FLOW ANALYSIS ..........................................   40
         Cash Flow Projections .........................................   40

DCF EXPLANATIONS .......................................................   42
         Market Rent Growth Rate .......................................   42
         Absorption of Vacant Space ....................................   43
         Lease Expirations .............................................   43
         Operating Expense Escalation Rates ............................   43
         Leasing Commissions ...........................................   43
         Tenant Improvements and Alterations ...........................   44
         Replacement Reserve Allowance .................................   44
         Asphalt Replacement ...........................................   44
         Roof Repair ...................................................   44
         HVAC ..........................................................   45
         Exterior Renovation ...........................................   45

REVERSION CALCULATIONS .................................................   45

DISCOUNT RATE ANALYSIS .................................................   46

FINAL CONCLUSION/RECONCILIATION ........................................   47

EXPOSURE TIME AND MARKETING PERIOD .....................................   48

CERTIFICATION ..........................................................   51

                                     ADDENDA

EXHIBIT "A"
EXHIBIT "B"
EXHIBIT "C"
EXHIBIT "D"
EXHIBIT "E"
EXHIBIT "F"

QUALIFICATIONS OF APPRAISERS

ASSUMPTIONS AND LIMITING CONDITIONS

                                 LIST OF FIGURES

Figure 1, Tax Map
Figure 2, Zoning Map
Figure 3, Neighborhood Map
Figure 4, Subdivision Plat
Figure 5, Flood Plain Map
Figure 6, Land Sales Identified and Described and Rating Grid
Figure 7, Improved Sales Identified and Described and Rating Grid
Figure 8, Subject Existing Lease Summary
Figure 9, Comparable Lease and Expense Summary
Figure 10, Comparable Operating/Expense Data
Figure 11, Historic Expenses
Figure 12, Argus Cash Flow
Figure 13, Pro Forma

                                     ADDENDA

Exhibit "A", Legal Description
Exhibit "B", PEC, Planned Employment Center Zoning Regulations
Exhibit "C", Photographs of Subject
Exhibit "D", Land Sales Comparables
Exhibit "E", Improved Sales Comparables
Exhibit "F", Lease-by-Lease Synopsis

                             USPAP TABLE OF CONTENTS
                      AUGMENTED BY OTS AND OCC REGULATIONS
                            FOR SELF-CONTAINED REPORT
                                                                            Page

In developing a real property appraisal, an appraiser must identify the problem to be solved and the scope of work necessary to solve the problem, and correctly complete research and analysis necessary to produce a credible appraisal.

STANDARDS RULE 1-1 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

In developing a real property appraisal, an appraiser must:

1-1      a.       be aware of, understand, and correctly employ those RECOGNIZED METHODS AND
                  TECHNIQUES THAT ARE NECESSARY TO PRODUCE A CREDIBLE APPRAISAL;* ..........................................  21

         b.       not commit a substantial error of omission or commission that significantly affects an appraisal;*

         c. not render appraisal services in a careless or negligent manner, such as by making a series of errors that, although individually might not significantly affect the results of an appraisal, in the aggregate affect the credibility of those results.*

STANDARDS RULE 1-2 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

In developing a real property appraisal, an appraiser must:

1-2      a.       identify the client (THE CLIENT) and .....................................................................   1
                  other INTENDED USERs; ....................................................................................   1

         b.       identify the INTENDED USE of the appraiser's opinions and conclusions; .............................  1, 4, 51

         c.       identify the purpose of the assignment (PURPOSE OF THE APPRAISAL), including the type and ................   1
                  DEFINITION OF THE VALUE to be developed; and, if the value opinion to be .................................   2
                  developed is MARKET VALUE, ascertain whether the value is to be the .............................  1, 2, 6, 22
                  MOST PROBABLE PRICE: .................................................................................... 1, 2

                  (i)      in terms of cash; or
                  (ii)     in terms of financial arrangements equivalent to cash; or
                  (iii)    in other precisely defined terms; and
                  (iv)     if the opinion of value is to be based on submarket financing or financing with unusual conditions or incentives, the
                           terms of such financing must be clearly identified
                           and the appraiser's opinion of their contributions to
                           or negative influence on value must be developed by
                           analysis of relevant market data.

         d.       identify the EFFECTIVE DATE of the appraiser's opinion and conclusions; ...........................  1, 42, 49

         e.       identify the CHARACTERISTICS OF THE PROPERTY THAT ARE RELEVANT TO THE PURPOSE AND INTENDED USE of
                  the appraisal, including: ................................................................................   4


                                                                                                                            Page
                  (i)      its location (SUBJECT'S LOCATION) and ...........................................................   5
                           physical (PHYSICAL ATTRIBUTE), ...............................................................  4, 11
                           legal (LEGAL ATTRIBUTE), and ....................................................................   5
                           ECONOMIC ATTRIBUTES; ............................................................................  16
                  (ii)     the real property interest to be valued (REAL PROPERTY INTEREST APPRAISED); .....................   3
                  (iii)    any PERSONAL PROPERTY, TRADE FIXTURES, OR INTANGIBLE ITEMS
                           that are not real property but are included in the appraisal; ...................................   3
                  (iv)     any known EASEMENTS, RESTRICTIONS, ENCUMBRANCES, LEASES,
                           RESERVATIONS, COVENANTS, CONTRACTS, DECLARATIONS, SPECIAL ASSESSMENTS,
                           OR ORDINANCES, or other items of a similar nature; and ..........................................   5
                  (v)      whether the subject property is a FRACTIONAL INTEREST, ........................................ 3, 56
                           PHYSICAL SEGMENT, ...............................................................................   3
                           or PARTIAL HOLDING ..............................................................................   3

         f.       identify the SCOPE OF WORK necessary to complete the assignment; .........................................   3

         g.       identify any EXTRAORDINARY ASSUMPTIONs necessary in the assignment; ......................................   1

         h.       identify any HYPOTHETICAL CONDITIONs necessary in the assignment .........................................   1

STANDARDS RULE 1-3 (This Standards Rule contains specific requirements from which departure is permitted.)

When the value opinion to be developed is market value, and given the scope of work identified in accordance with Standards Rule
1-2(f), an appraiser must:

1-3      a.       identify and analyze the EFFECT ON USE AND VALUE OF EXISTING LAND USE REGULATIONS ........................   4
                  The reasonably PROBABLE MODIFICATIONS of such land use regulations, ...................................... DNA the effect on use and value of ECONOMIC DEMAND, the ......................................................  21
                  (effect on use and value of PHYSICAL ADAPTABILITY of the real estate), and ...............................  15 market area trends (MARKET AREA TRENDS IMPACT ON THE USE AND ADAPTABILITY) ............................... DNA
                  (the MARKET AREA TRENDS IMPACT OF THE SUBJECT USE AND PHYSICAL ADAPTABILITY ON VALUE); ................... DNA

         b.       develop an OPINION OF THE HIGHEST AND BEST USE OF THE REAL ESTATE ..................................... 18, 21

STANDARDS RULE 1-4 (This Standards Rule contains specific requirements from which departure is permitted.)

In developing a real property appraisal, an appraiser must collect, verify, and analyze all information applicable to the appraisal problem, given the scope of work identified in accordance with Standards Rule 1-2(f).

1-4      a.       when a SALES COMPARISON APPROACH IS APPLICABLE, an appraiser must analyze ................................  21 such comparable sales data as are available to indicate a value conclusion.

         b.       when a COST APPROACH IS APPLICABLE, an appraiser must:. .................................................. DNA

                  (i)      develop an OPINION OF SITE value by an appropriate appraisal .................................... DNA method or technique;
                  (ii)     analyze such COMPARABLE COST DATA as are available to ........................................... DNA estimate the cost new of the improvements (if any); and
                  (iii)    analyze such comparable data as are available to estimate the difference between cost new and the present worth of the
                           improvements (ACCRUED DEPRECIATION) .............................................................  21

                                                                                                                            Page
         c.       when an INCOME APPROACH IS APPLICABLE, an appraiser must: ................................................  22

                  (i)      analyze such COMPARABLE RENTAL DATA as are available to ......................................... DNA estimate the market rental of the property;
                  (ii)     analyze such COMPARABLE OPERATING EXPENSE data as ...............................................  37 are available to estimate the operating expenses of the property;
                  (iii)    analyze such comparable data as are available to
                           estimate RATES OF CAPITALIZATION and/or ...................................................... 39, 40
                           estimate RATES OF DISCOUNT and .................................................................. DNA
                  (iv)     base projections of FUTURE RENT and .......................................................... 22, 36
                           expenses (FUTURE EXPENSES) on reasonably clear and appropriate evidence ...................... 37, 39

         d.       when developing an opinion of the value of a leased fee estate or a leasehold estate, an appraiser must analyze the effect on value, if any, of the TERMS AND CONDITIONS OF THE LEASE(s) ......................................................  34

         e.       an appraiser must analyze the effect on value, if any, of the
                  ASSEMBLAGE OF THE VARIOUS ESTATES or component parts of a property ....................................... DNA and refrain from valuing the whole solely by adding together the individual values of the various estates or component parts.

         f.       an appraiser must analyze the effect on value, if any, of
                  ANTICIPATED PUBLIC OR PRIVATE IMPROVEMENTS, located on or off the site, to the ...........................   6
                  extent that market actions reflect such anticipated improvements as of the effective apprisal date.

         g.       an appraiser must analyze the effect on value of any
                  PERSONAL PROPERTY, TRADE FIXTURES, OR INTANGIBLE ITEMS that are not real .................................   3
                  property but are included in the appraisal.

         h. when appraising proposed improvements, an appraiser must examine and have available for future examination:

                  (i)      PLANS, SPECIFICATIONS, or other documentation ................................................... DNA
                           SUFFICIENT TO IDENTIFY THE SCOPE AND CHARACTER OF THE PROPOSED
                           IMPROVEMENTS; ................................................................................... DNA
                  (ii)     evidence indicating the PROBABLE TIME OF COMPLETION of the ...................................... DNA
                           proposed improvements; and
                  (iii)    reasonably clear and appropriate evidence supporting
                           DEVELOPMENT COSTs, .............................................................................. DNA
                           ANTICIPATED EARNINGs, ........................................................................... DNA
                           OCCUPANCY PROJECTIONs, and the .................................................................. DNA
                           ANTICIPATED COMPETITION at the time of completion ...............................................   6

STANDARDS RULE 1-5 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

In developing a real property appraisal, an appraiser must:

         a.       analyze any current AGREEMENT OF SALE, OPTION, OR LISTING of the property, ...............................   5
                  if such information is available to the appraiser in the normal course of business;


                                                                                                                            Page
         b.       analyze any prior sales of the property that occurred within the following minimum time periods:
                  (i)      one year for one-to-four-family residential property; and
                  (ii)     (TRANSFER IN THE PAST THREE YEARS) three years for all other property types; ....................   5

         c.       RECONCILE THE QUALITY AND QUANTITY OF DATA available and analyzed within the .............................  47 approaches used and the APPLICABILITY OR SUITABILITY OF THE APPROACHES used ..............................  47

In reporting the results of a real property appraisal, an appraiser must communicate each analysis, opinion, and conclusion in a manner that is not misleading.

STANDARDS RULE 2-1 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

Each written or oral real property appraisal report must:

         a.       clearly and accurately set forth the appraisal in a manner that will not be misleading:
         b.       contain sufficient information to enable the intended users of the appraisal to understand the report properly;
         c.       clearly and accurately disclose any
                  EXTRAORDINARY ASSUMPTION, ................................................................................   1
                  HYPOTHETICAL CONDITION, ..................................................................................   1
                  or LIMITING CONDITIONS that directly affect the appraisal and indicate its impact on value ........  1, 51, 53

STANDARDS RULE 2-2 (This Standards Rule contains binding requirements from which departure is NOT permitted.) Each written real property appraisal report must:

         a.       (i)      state the identity of the client (THE CLIENT) and any ...........................................   1
                           INTENDED USERs, by name or type; ................................................................   1
                  (ii)     state the INTENDED USE of the appraisal; ................................................... 1, 4, 51
                  (iii)    describe information sufficient to IDENTIFY THE REAL ESTATE involved ............................   5
                           in the appraisal, including the physical (PHYSICAL ATTRIBUTES) and economic .....................  11
                           (ECONOMIC ATTRIBUTES) property characteristics relevant to the assignment; ......................  16
                  (iv)     state the REAL PROPERTY INTEREST APPRAISED; .....................................................   3
                  (v)      state the PURPOSE OF THE APPRAISAL, including the type and definition of ........................   1
                           value (the MARKET VALUE IS DEFINED AS) and its source; ..........................................   2
                  (vi)     state the EFFECTIVE DATE of the appraisal and the ......................................... 1, 42, 49
                           DATE OF THE REPORT; .............................................................................   1
                  (vii)    describe sufficient information to disclose to the client and any intended
                           users of the appraisal the SCOPE of work used to develop the appraisal; .........................   3
                  (viii)   state all assumptions, HYPOTHETICAL CONDITIONs, and .............................................   1
                           LIMITING CONDITIONS that affected the analyses, opinions, and conclusions; ................ 1, 51, 53
                  (ix)     describe the INFORMATION ANALYZED, the ..........................................................   3
                           APPRAISAL PROCEDURES FOLLOWED, and the ..........................................................   4
                           REASONING THAT SUPPORTS THE ANALYSES, OPINIONS, AND CONCLUSIONS; ................................   4
                  (x)      state the use of the real estate existing as of the date of value, and the use of the real estate reflected in the appraisal; and, when the purpose of the assignment is market value, describe the support and rationale for the appraiser's OPINION OF THE HIGHEST AND BEST USE OF THE REAL ESTATE; ...................... 18, 21
                  (xi)     state and EXPLAIN ANY PERMITTED DEPARTURES from specific requirements of ........................ DNA
                           Standard 1, and the reason for excluding (EXPLAIN AND SUPPORT THE EXCLUSION of) .................  21
                           any of the usual valuation approaches;
                  (xii)    include a SIGNED CERTIFICATION in accordance with Standards Rule 2-3 ............................  52



                                                                                                                            Page

STANDARDS RULE 2-3 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

Each written real property appraisal report must contain a signed certification that is similar in content to the following form:

I certify that, to the best of my knowledge and belief:

         - the statements of fact contained in this report are true and correct.

         - the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

         - I have no (or the specified) present or prospective interest in the property that is the subject of this report, and no (or the specified) personal interest with respect tot he parties involved.

         - I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

         - my engagement in this assignment was not contingent upon developing or reporting predetermined results.

         - my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

         - my analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform
                  Standards of Professional Appraisal Practice.

         - I have (or have not) made a personal inspection of the property that is the subject of this report. (If more than one person signs the report, this certification must clearly specify which individuals did and which individuals did not make a personal inspection of the appraisal property.)

         - no one provided significant professional assistance tot he person signing this report. (If there are exceptions, the name of each individual providing significant professional assistance must be stated.)


STANDARDS RULE 2-4 (This Standards Rule contains specific requirements from which departure is permitted. See DEPARTURE RULE.)

2-4 Deals with oral real property appraisal reports, therefore omitted.

STANDARDS RULE 2-5 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

         An appraiser who signs a real property appraisal report prepared by another in any capacity ACCEPT FULL RESPONSIBILITY for the appraisal and the contents of the ..................................... DNA appraisal report.

                                                                                                                            Page

Other specific client requests:

0-1      disclose steps taken to comply with the COMPETENCY Provisions of USPAP; ...........................................   3

0-2      analyze and report a REASONABLE MARKET PERIOD FOR THE SUBJECT PROPERTY; ...........................................  50

0-3      if any information was required for this appraisal, BUT THIS INFORMATION WAS NOT AVAILABLE, .......................   4
         this fact must be disclosed and explained in the appraisal;

0-4      the CURRENT "AS IS" VALUE to be established as required ........................................................... DNA

The 2-2 Standards not outlined here are for the Summary and/or Restricted Use report types. The standards not detailed pertain to report types not germane to this assignment.































italics indicate text added for better understanding of requirements.
( ) indicates text added or modified by Chapman & Bell to improve clarity and understanding of requirements.

*These are the USPAP nondeparture issues.
Revised 6/8/99-TBD

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 1

PURPOSE, USE, AND DATE
----------------------

         The PURPOSE OF THE APPRAISAL is to estimate the "as is" market value, interpreted as the MOST PROBABLE PRICE, of the leased fee estate of the subject property. The INTENDED USE of this report is for portfolio review by NTS (THE CLIENT).

         There are no other INTENDED USERS of this appraisal to the best of Integra Chapman & Bell's knowledge. The EFFECTIVE DATE OF THE APPRAISAL is October 30, 1999. The DATE OF THE REPORT is March 31, 2000.

ASSUMPTIONS AND LIMITING CONDITIONS
-----------------------------------

         The special LIMITING CONDITIONS, EXTRAORDINARY ASSUMPTIONS, and/or HYPOTHETICAL CONDITIONS necessary to complete this assignment and likely to directly affect the appraisal and conclusions are:

         - Financing is available to a credit-worthy purchaser for the subject property.

         -        The subject property is environmentally clean.

         - The subject is 100,640 square feet and leased to a single tenant. This single tenant type design limits the utility of the building because of market conditions.

         - At the client's request, a market study was not performed. A review of the current market trends was made and is discussed within the highest and best use and in Integra Chapman & Bell's opinion meets the market study USPAP requirement.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 2

         - Portions of Integra Chapman & Bell analyses are being copied and distributed to persons other than our clients. Henceforth, all information, data, and analyses contained within this report will be protected by copyright law. Reproduction of any part without the written permission of Integra Chapman & Bell is expressly prohibited.

         USPAP requires Integra Chapman & Bell to IDENTIFY AND EXPLAIN PERMITTED DEPARTURES FROM THE REQUIREMENTS OF STANDARD 1. A review of the USPAP revealed no departures.

DEFINITION OF THE VALUE AND INTEREST APPRAISED
----------------------------------------------

         The market value is defined as:

                  The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         1.       Buyer and seller are typically motivated;

         2. Both parties are well informed or well advised, and acting in what they consider their own best interests;

         3.       A reasonable time is allowed for exposure in the open market;

         4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sale concessions granted by anyone associated with the sale.(1)

--------

    (1) The Appraisal Foundation, USPAP, 1999 Edition p. 139.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                            Page 3

         The REAL PROPERTY INTEREST APPRAISED is the leased fee estate which is a PARTIAL HOLDING of a FRACTIONAL INTEREST and is a PARTIAL HOLDING of a PHYSICAL SEGMENT and is defined as:

                  An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others; the rights of lessor or leased fee owner and leased fee are specified by contract terms contained within the lease.(2)


PERSONAL PROPERTY
-----------------

         No personal property, trade fixtures, or intangible items are considered in this valuation.

SCOPE
-----

         The SCOPE of work necessary to complete this assignment considers the EXTENT OF THE DATA COLLECTION PROCESS. For this assignment, the INFORMATION ANALYZED includes an inspection of the subject property; analysis of the neighborhood, market area, land comparables, improved comparables, and leased comparables; and analysis of the highest and best use incorporating economic factors from the market area and neighborhood that may impact the subject. Integra Chapman & Bell's COMPETENCY to appraise this type of property is based on prior experience as revealed to the client as well as the data, analyses, and conclusions that have been developed in this report.

--------
    (2) Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, Third Edition (Chicago, Illinois, 1993) p. 204.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 4

         The CHARACTERISTICS OF THE PROPERTY THAT ARE RELEVANT TO THE PURPOSE AND INTENDED USE are described in the site and improvement descriptions of this report. The relevance of these characteristics to the value sought are focused upon in the highest and best use and value impact explained in the appropriate approach to value. The EFFECT ON USE AND VALUE OF EXISTING LAND USE REGULATIONS to include zoning, overlay studies, and binding elements, are reviewed and discussed in the site's PHYSICAL ATTRIBUTE section and value impacts explained in the Cost Approach or land value analysis.

         The APPRAISAL PROCEDURES FOLLOWED include two of the three approaches to value which are the Sales Comparison and Income Approaches. The data utilized in these approaches is obtained from buyers, sellers, brokers, leasing agents, property managers, and other parties that may have been involved in transactions. Integra Chapman & Bell assumes the information received from these various sources and verification where possible is correct and representative of the actual transaction. In each of the approaches and the final correlation, the REASONING THAT SUPPORTS THE ANALYSES, OPINIONS, AND CONCLUSIONS is described.

         A number of items were requested and furnished to assist the appraiser. However, the following items were also requested, BUT THIS INFORMATION WAS NOT

AVAILABLE:

         -        Detailed Building Plans
         -        Environmental Report
         -        ADA Report
         -        Title Report
         -        Shared Access and Parking Agreement

LEGAL ATTRIBUTES, SALES HISTORY, AND ZONING
-------------------------------------------

         The purpose of this part of the report is to identify the LEGAL ATTRIBUTES and IDENTIFY THE REAL ESTATE being appraised. This is done through the address, the

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 5

Jefferson County Property Valuation Administrator's Office (PVA) identification, and the property legal description. The SUBJECT'S LOCATION is identified by the Jefferson County PVA as Tax Block 2239, Lot 60 and by Deed Book 6024, Page 297. The subject is owned by Blankenbaker Business Center Joint Venture. The subject property legal description was obtained from the client and is shown in Exhibit "A". A title report and survey were requested from the client, but a title report was not provided. These sources were used to IDENTIFY AND DESCRIBE THE REAL ESTATE. Figure 1 is the tax map of the subject.

         Based on the Jefferson County PVA's records, the property has not had a TRANSFER IN THE PAST THREE YEARS, nor is it presently subject to an AGREEMENT OF SALE, OPTION, OR LISTING, based upon the information available to Integra Chapman & Bell. The survey and legal description were relied upon as the source for EASEMENTS, RESTRICTIONS, ENCUMBRANCES, LEASES, RESERVATIONS, COVENANTS, CONTRACTS, DECLARATIONS, SPECIAL ASSESSMENTS, AND ORDINANCES. No impact on value was observed using these resources for the restrictions to the bundle of rights.

         The subject is zoned PEC, Planned Employment Center District, and is improved in compliance with the zoning ordinance. Figure 2 is the current zoning map, and Exhibit "B" in the Addenda is a copy of the PEC, Planned Employment Center, zoning regulations.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 6


                                    Figure 1
Tax Map

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 7



Figure 2
Zoning Map

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 8



TAX AND ASSESSMENT ANALYSIS
---------------------------

         The subject property is taxed under the jurisdiction of the Jefferson County PVA's Office and the State of Kentucky at 100 percent of market value. The PVA's current assessment will be used for determining the tax liability. The subject property is assessed as follows:

               Land                  $   324,740
               Improvements          $ 5,815,900
                                     -----------
               Total                 $ 6,140,640

         The taxes are estimated to be $68,161 based upon the current tax rate of 1.11 per $100 assessment and includes State, County, and City of Jeffersontown tax. The real estate taxes are passed through to the tenant as a reimbursement based on the present lease. At the roll over of the present lease, the future lease terms will include a real estate tax reimbursement.

NEIGHBORHOOD AND DISTRICT DESCRIPTION
-------------------------------------

         The MARKET TRENDS IMPACT ON THE USE AND ADAPTABILITY are observed by Integra Chapman & Bell to be in the immediate Jeffersontown area. This neighborhood includes the major industrial area of the Bluegrass Industrial Park. There are no known new additions to this district which are ANTICIPATED COMPETITION for the proposed subject development. Anticipated public or private improvements, which may impact the subject, include the widening and expansion of Hurstbourne Lane and the Interstate 64 off ramp at Hurstbourne Lane.

         The subject is located on the northeast corner of Bluegrass Parkway and Commerce Court in the easterly portion of Jefferson County approximately 12 radial miles east of Louisville's central business district (CBD). The property is situated within the city limits of Jeffersontown.

         The area is bounded on the north by Shelbyville Road, on the east by Gene

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 9

Snyder Freeway, on the south by Taylorsville Road, and on the west by Hurstbourne Parkway. Figure 3 is a neighborhood map outlining these boundaries and locating the subject property in its relationship to Eastern Jefferson County. The neighborhood area is approximately 80 percent developed. The estimated land uses within the neighborhood are outlined as follows:

          Single-family Residential               30%
          Multi-family Apartments/Condominiums     5%
          Office                                  10%
          Commercial                              10%
          Industrial                              20%
          Institutional                            5%
          Vacant Land                             20%

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 10



Figure 3
Neighborhood Map

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 11


         The primary single-family residential developments in the neighborhood include Forest Hills, Houston Acres and Bluegrass Estates in the southern part of the neighborhood and Plainview, Plainview Place, Grandin Woods, Douglass Hill Estates, Woodland Hills, Cross Creek, and Towne Creek north of Interstate 64. The homes in the southern portion of the neighborhood range in price from $100,000 to $200,000 and in the northern portion from $150,000 to $400,000.
Homes in this area are well maintained, and the history of resales is good. Most of the homes range in age from 10 to 30 years and both Plainview Place and Grandin Woods currently have lots available.

         The larger apartment complexes in the neighborhood include Plainview, Vieux Carre, Hurstbourne Apartments, Charlestown of Douglas Hills, and The Willows with most of these located off Hurstbourne Parkway. Smaller complexes of 12 to 50 units are more typical in the southern portion of the neighborhood. The most recent condominium development include patio homes on and off of Hurstbourne Lane as well as a conversion of an apartment project to East Hampton Condominiums in the Plainview subdivision with prices ranging from $75,000 to $110,000.

         Office use in the neighborhood is primarily located along Hurstbourne Parkway and Linn Station Road in the Plainview development. Recently several smaller office buildings have been constructed along Shelbyville Road and Old Main Street. Ninety-five percent plus of the for rent office space within the neighborhood is located north of Interstate 64. Owner occupied space is more prevalent south of Interstate 64. Currently, the Class "B" office market in Eastern Jefferson County has occupancy levels near 90 percent. In the immediate vicinity of the subject, there are a growing number of buildings with Class "B" office building space and some recently constructed flex space with Class "B" office space. Several small office buildings and office service (flexspace) structures (less than 20,000 square feet) have been built in the Blankenbaker Lane area

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 12

in the past five years. Some of the properties in the immediate area are:

                  Project Name                         Rental Rates
     ----------------------------------------------------------------
     Blankenbaker Business Center II                 $9.00-$10.50(1)
     Papa John's Headquarters                        Owner Occupied
     McKendree College                               Owner Occupied
     Sears Communications                            Long Term Lease
     Joseph Building                                 $13.00-$14.00
     Accordia                                        Owner Occupied
     Kentucky CPA's                                  Owner Occupied
     Micro Computer Solutions                        Owner Occupied
     BHM Corporation                                 Owner Occupied
     ---------------------------------------------------------------
     (1)Office only, tenant pays utilities and CAM charges

         The industrial parks within the neighborhood include Bluegrass Industrial Park, Commonwealth Business Park, Holloway Industrial Park, Jeffersontown Business Park, and Blankenbaker Crossings. All are south of Interstate 64 and are considered good industrial locations within Jefferson County.

         The subject is located within Blankenbaker Crossings which has zoning approved areas for corporate campus, industrial parks, retail/hotel/highway service, and office/showroom sites. On the north side of the Interstate 64 interchange, NTS, the developer of Blankenbaker Crossings, has recently rezoned several acres to highway service uses. The site has been developed for a convenience store and hotels.

         Development in the area for highway service continues with limited service hotels and restaurants. Approximately 55 acres of Blankenbaker Crossing was sold to Alliant for a hospital campus, but is presently being sold off for commercial office uses. Demand for this site is high based on interviews with brokers and announcements of new projects.

         There are areas of Blankenbaker Crossings relegated to certain architectural control and planning to include open space, landscaping, and amenities (lake, jogging trail, etc). The park is one of the most highly desirable parts of Jefferson County for

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 13

industrial/service use.

         Institutional uses include public schools, private schools, and churches. A Jefferson County Government Center is located on the north side of Shelbyville Road at Juneau Drive. Elementary schools in the area include Jane Hite and Middletown. Crosby Middle School is located in the center of Douglass Hills, and Eastern High School is located on the south side of Shelbyville Road near Woodland Hills. The parochial school serving the area is St. Margaret Mary located on Shelbyville Road west of the subject neighborhood across from Oxmoor Mall. St. Patrick's, a new Catholic church and school, have been completed on Beckley Station Road just east of the Lake Forest development. Southeast Christian Church, the largest church in Jefferson County, is building a new campus at the northwest corner of Blankenbaker Road and Ellingsworth Lane. This development extends northward to Watterson Trail and encompasses 50 acres.

         Vacant land accounts for approximately 20 percent of the neighborhood, and is primarily located in the east and southeast portions of the area. As roadways are extended and utilities expanded, these areas will become developed into commercial and residential uses within the foreseeable future.

         Police and fire protection are provided by Jeffersontown and Jefferson County. The Jeffersontown Fire Department is approximately 1.5 miles south of the subject property providing ample fire protection to the properties in the City of Jeffersontown. To the north, the Middletown Volunteer Fire Department also provides service.

         Utilities servicing the area include natural gas and electricity supplied by Louisville Gas & Electric, water supplied by Louisville Water Company, telephone provided by Bell South, and sewage disposal by the Jeffersontown Sewer System and the Metropolitan Sewer District (MSD) as well as independent sewer plants and septic systems.

         Recreational facilities in the area include Midland Trail Golf Course, Black Acre

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 14


Nature Preserve, Tucker Station Aquatic Club, Plainview Tennis and Swim Club, Douglass Hills Swim Club, Lake Forest Country Club, and Valhalla, a private club.

         In summary, the neighborhood is well serviced by shopping, school, office, and recreational facilities. Utilities are reasonably adequate and available in developed areas. Eastern Jefferson County has demonstrated the most dynamic growth pattern in Jefferson County, and this neighborhood should continue to experience growth over the next 10 to 15 years.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 15

PHYSICAL ATTRIBUTES
-------------------

         The PHYSICAL ATTRIBUTES are divided into the site and improvement descriptions of the property.

SITE ATTRIBUTES
---------------

         The subject is a corner site at Bluegrass Parkway and Commerce Court. The improvements, known as Blankenbaker Center, consist of two tracts known as 1A and 1B. The subject of the appraisal is 1A only. A minor subdivision plat is included as Figure 4. The two sites have shared parking and access.

Land Area:                   Approximately 5.228 acres or 227,732 square feet.

Shape:                       Irregular shaped

Front Feet:                  Approximately 500 front feet along Bluegrass
                             Parkway.  Approximately 400 feet along Kentucky
                             Mills Drive.

Topography:                  Level, on grade with the street.

Drainage:                    To the north

Flood Zone: According to Flood Insurance Rate Map (FIRM) Panel #21111C0095-D, dated February 2, 1994 (Figure 5), the subject is located in Flood Zone "X", an area outside the 100-year flood plain.

Utilities:                   Water, sewer, electricity, natural gas, and
                             telephone.

Parking Spaces and Material: 123 spaces asphalt-paved and lined; 4' wide concrete sidewalks, concrete curbs on
                             site. The subject shares parking with
                             adjoining parcels. The overall
                             parking ratio is considered typical
                             for neighboring office uses.

Street Improvements:         Bluegrass Parkway is a 70' (100' right-of-way) wide
                             three-lane connector artery to Blankenbaker Parkway and Hurstbourne Lane. Kentucky Mills Drive is a secondary access road.

Ingress and Egress:          40-foot wide, two-lane, asphalt-paved curb cuts to
                             Bluegrass Parkway and service road.

Building/Land Ratio:         0.43 - The building to land
                             ratio has not considered use of the
                             adjoining sites. This density is
                             high, but giving consideration to the
                             off-site parking, it is within the
                             market parameters.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 16

Setbacks and Easements:      The subject is 100' set back from Bluegrass Parkway
                             and Kentucky Mills Drive. Access easements are at the north side of the site from Kentucky Mills
                             Drive and southern access drive. Utility easements are along the northern and southern periphery. The easements have no negative influence on the site use.

Miscellaneous Site           Parking lot curbing, landscaped islands and
Improvements:                landscaping, patio area, exterior building
                             lighting.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 17


Figure 4

Site Plan

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 18


Figure 5

Flood Plain Map

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 19



         Overall, the subject site has average utility and visibility for its existing use. The inspection revealed no apparent adverse easements or encroachments. The parking ratio is 12.1 spaces per 1,000 square feet of gross building area (GBA) which is sufficient for office use. Additional parking is adjacent to the site in sufficient quantity. Based upon Integra Chapman & Bell's inspection, the soils are of suitable load-bearing capacity as evidenced by the U.S.D.A. soil maps, surrounding properties, and the subject's integrity. Photographs of the subject are included as Exhibit "C".

IMPROVEMENT ATTRIBUTES
----------------------

         A detailed description of the subject's improvement attributes is as follows and was taken from an inspection of the property.

         A detailed description of the subject's improvements was taken from a physical inspection of the property. The subject is occupied by a single tenant. The office space is classified as Class "B" finish. The office space is primarily open "bull pen" space. The space has some executive offices, computer room with raised floor, cafeteria, and loading dock. The computer room floor tiles are FF&E and not considered part of the real estate.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 20


EXTERIOR
--------

Year Built:            1984; Addition in 1994

Gross Building Area:   100,640 square feet based on site drawings

Gross Leasable Area:   96,926 square feet (96 percent) based on interior wall
                       measurements as a single tenant building.
                       Efficiency as multi-tenant building is
                       estimated at 88 percent. The lower efficiency is because of the common area interior halls, baths, and elevators (shafts). The multi-tenant efficiency is within the market parameters.

Foundation:            Four inch poured concrete foundation reinforced with
                       steel drilled piers.

Framing:               Steel frame; one-hour fire rated walls in various areas;
                       average condition.

Walls and Doors:       Steel studs, brick, reflective glass exterior. Entry
                       doors are tinted glass; average condition.

Windows:               Tinted double-pane in metal frame.

Roof Structure:        Flat roof, with concrete on steel decking with
                       insulation.

Roof Cover:            Rubberized membrane; average condition.

Number of Stories:     Two

Stairwells:            One at each end of hallway and interior stairwell.

INTERIOR
--------

Walls:                 Painted drywall, wallpaper/vinyl covering in some areas;
                       average condition.

Ceiling: Painted drywall, and acoustical tile in metal grid in office areas; open atrium at entrance; average condition.

Floors: Concrete subfloors in metal pan; tile or carpet in office and hallway; tile in restrooms; average condition.

Lighting:              Incandescent and recessed flourescent panels; average
                       condition.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 21



Doors: Glass entry doors in metal frames; solid wood or wood/ glass office entry doors; average condition.

Electric:              1,200 amps, 277/480 volts, 3-wire, 4-phase. Electrical
                       assumed to be adequate to accommodate the structure;
                       average condition.

Plumbing:              Men and women restrooms on each floor with six fixtures
                       each. Natural gas-fired water heaters; average condition.

Sprinkler:             Dry sprinkler. Computer area is dry sprinkler.

Heating, Ventilation, Central package HVAC with natural gas-fired furnace; and Air Conditioning: assumed to be of adequate capacity; mechanical/electric room on each floor; exhaust ducts roof-mounted.

Effective Age:         14 years

Economic Life:         55 years

Miscellaneous:         Hydraulic elevator with two cab stops and back up
                       emergency generators.

         As of the date of the inspection, this analysis revealed the following deferred maintenance:

         -        Some replacement of carpet and tile flooring
         -        Minor deferred maintenance, such as painting

         These items are minimal and will be deducted as a maintenance and repair expense in the Income Approach.

         The physical incurable depreciation will be dealt with using age/life method which is a ratio of effective age as observed in the marketplace versus the sum of the remaining economic life and the effective age.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 22


         To determine the physical adaptability of the property for its future use, several important property attributes were investigated including the cost to subdivide the space and the renovation cost. The floor plan will not affect the economic life or utility of the property. These attributes have been considered in the approaches to value through adjustments to sales, depreciation, and rent level, if appropriate.

ECONOMIC ATTRIBUTES
-------------------

         The ECONOMIC ATTRIBUTES are discussed under the highest and best use concept which is the use or the likely use which will create the maximum return to the land. HIGHEST AND BEST USE OF THE REAL ESTATE gives consideration to the possible, physical, feasible, legal, and permitted uses which would provide the highest net return to the owner of the site under all current market conditions. Highest and best use is defined as:

                  The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.(3)

         The previous definition applies specifically to the highest and best use of the land. In many cases where a site has existing improvements, the highest and best use may well be determined to be different from the existing use. The existing use would continue until the land value exceeds the total value of the property in its existing use. Due to the age and condition of the subject's improvements, this is unlikely in the near

--------
    (3) Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, Third Edition (Chicago, Illinois, 1993), p. 171.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 23


future.

         Further implied within the definition of highest and best use is the recognition of the contribution of the specific use to the community environment or community development goals. In appraisal practice, the concept of highest and best use represents the premise upon which value is based.

HIGHEST AND BEST USE AS VACANT
------------------------------

LEGAL PERMISSIBILITY

         The subject property is zoned PEC, Planned Employment Center. The parcel is legally capable to be developed to an array of office uses as currently exist within the area. As such, the site's possible, physical, and feasible features carry a higher significance in the highest and best use analysis of the property than the legally permitted uses.

PHYSICAL POSSIBILITY

         The parcel is of significant size and possess good physical and visual access from Bluegrass Parkway and Interstate 64. All public/private utilities such as water, sewer, electricity, and telephone are available to the site. The site is level on grade with the street and drains to the north or to the rear of the site. The property is outside the 100-year flood zone. General surrounding uses tend to indicate that the soil type has adequate load- bearing capacity, but no engineering reports were provided to verify this observation. The site is not considered to be restricted by potential physical problems. The site's density is higher than the neighborhood office type properties taking advantage of the cross parking and access agreement.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 24


FINANCIAL FEASIBILITY

         The financial feasibility is generally believed to be met by the location of similar uses in the area. Rents in the current market tend to support a reasonable return on land and building and should continue to show slight increases over the near forseeable future. Further, given the land value of the subject and those in the immediate area, development for office or light industrial is possible.

         The subject site is zoned PEC, Planned Employment Center, and is capable of being utilized as office or light industrial. Considering the site's size, shape, and interstate exposure, other uses would not be feasible for the site.

MAXIMUM PROFITABILITY

         The site, as if vacant, can be used for any number of zoned industrial, service, or office uses. However, due to the subject's size, access, exposure, and neighboring uses, the most likely use for the subject's site is for office development.

         In summary, the opinion of the highest and best use of the real estate as vacant is the subject property's current use for high industrial or office.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 25



HIGHEST AND BEST USE AS IMPROVED
--------------------------------

LEGAL PERMISSIBILITY

         The improvements conform to zoning, building codes, density, and setbacks. In addition, the parking, building heights, landscaping, access, drainage, and other (public or private/deed) restrictions are assumed to have been met.

PHYSICAL POSSIBILITY

         The improvements for a single tenant use have a contributory value; however, may suffer from functional or economic obsolescence. The building utility is limited to larger tenants only, because of the layout and design, such as lack of second floor windows facing courtyard, few common hallways, and space floor plate. These issues will be addressed in the space absorption and renovation cost for a multi-tenant building conversion.

         To determine the most appropriate redesign of the building to accommodate multi- tenants, market area office buildings were surveyed and office brokers interviewed to determine the absorption rate, market rent, and tenant size. The office market area is classified as Plainview, Hurstbourne, and Shelbyville Road corridors. The buildings analyzed were of similar class, age, and market area. The largest space users found in multi-tenant office buildings are from 20,000 to 30,000 square feet. Larger users will typically occupy single tenant buildings based a survey of rent rolls. Dividing the largest possible tenant size into the total square footage, the smallest tenant size and fewest number of tenants acceptable in the market is four. The probability of another single tenant user is less likely than a division of the building into four tenant spaces.

FINANCIAL FEASIBILITY/MAXIMUM PROFITABILITY

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 26


         From the Integra Chapman & Bell biannual market survey, the vacancy rate for subject's market area (Area 3: Eastern Jefferson County - north of Interstate 64, east of Interstate 264 to Oldham and Shelby County Lines) as of March 1999 is 6 percent. The total area accounts for approximately 1.6 million square feet. The estimated space absorption has been approximately 90,000 square feet per year.

         Historic trends in the market indicate less construction in the last two years of multi- tenant speculative space. Most office buildings less than 100,000 square feet are built-to- suit or have a high percentage of owner occupancy. Some speculative office space is being constructed or planned in the general area at Hurstbourne Green Business Park, Blankenbaker Business Center, and Eastpoint. In-fill buildings are also being constructed near higher density areas and retail growth areas.

         The factors related to financial feasibility were addressed on a general basis in the Neighborhood Analysis. The direct competitors to the subject were analyzed to determine the maximum profitability. The buildings in the submarket are broken down as follows:

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 27

                                             Bluegrass Park - Office Submarket
                                             GLA                                                 Number of         Average SF
                                             Square Foot        Rent $/SF       Occupancy        Tenants           of Tenants
                                             ------------------------------------------------------------------------------------
Blankenbaker Business Center IB                   60,080            $ 7.50            100%               6              10,013


Blankenbaker Business Center II                   73,500            $ 8.50             55%               7              10,500

Commonwealth Business Center I                    81,214            $10.00            100%               6              13,536

Commonwealth Business Center II                   66,761            $ 8.50             85%              11               6,069

Source: Business First and Integra Chapman & Bell 1999 Office Survey

         These buildings represent the subject's direct competition by location. A survey of buildings in Jefferson County shows little demand exists for a 100,000 square foot of office/bull pen type space. The subject is unique because of the design for the single tenant occupancy. These competitors' typical tenant spaces are broken down into 2,000 to 25,000 square feet with average tenant size from 6,069 to 13,536 square feet.

         Vacancies for the submarket buildings range from 55 to 100 percent. The market overall occupancy has seen moderate growth, because of added inventory with vacancy being created on a short term basis less than 12 months because of tenant move outs. A survey of brokers indicate market periods of leased space to be less than 12 months.

         Based upon these observations, the opinion of the highest and best use of the real estate as improved is the current office use.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 28

VALUATION ANALYSIS
------------------

         The appropriate MARKET ANALYSIS and/or economic demand analysis has been performed to address the demand characteristics from which the value impact can be determined. The value derived used RECOGNIZED METHODS AND TECHNIQUES THAT ARE NECESSARY TO PRODUCE A CREDIBLE APPRAISAL. The typical methods considered in an appraisal analysis are the Cost, Sales Comparison, and Income Approaches to value.

         The Cost Approach has not been analyzed, because of the difficulty in determining accrued depreciation for the improvements. The Cost Approach is also not utilized to determine value by market participants. This is deemed adequate to EXPLAIN AND SUPPORT THE EXCLUSION of the Cost Approach.

         The SALES COMPARISON APPROACH IS APPLICABLE and utilizes the dollar sale-price-per-square foot unit of comparison with adjustments made for differences between the sales as compared to the subject. This approach estimates the "as is" leased fee value. An analysis of value using the effective gross income multiples (EGIM) has also been included in this approach. These methodologies have been analyzed to support the value derived from the Income Approach.

         The INCOME APPROACH IS APPLICABLE and uses a discounted cash flow analysis to estimate the leased fee value. Future rent is based on the market lease. The subject lease has been compared to current economic rent using other current market area leases. The greatest weight will be given to the Income Approach with corollary support from the Sales Comparison Approach.

         Because the subject will not likely be released by the current tenant, at the lease termination the space will be absorbed at market rents. It is unlikely the subject will be leased to a single tenant, therefore, the space has been subdivided into four spaces of approximately 22,000 square feet. Expenses and investor capitalization and discount

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 29

rates were determined from comparables and interviews with market area participants. The indicated value is the "as is" value.

         The values were correlated to determine the "as is" leased fee market value. The subject lease has been considered in the leased fee analysis.

COST APPROACH
-------------

LAND VALUE
----------

         The land was valued by the Sales Comparison Approach, as though vacant and available for its highest and best use. A search resulted in the collection of six sales, which were verified and analyzed on a dollar-per-square foot basis. These land sales were primarily developed for office condominiums rather than speculative office. A higher percentage of potential office sites are being developed for office condominiums, because of greater demand for owner occupied units, therefore, land sales are also reflective of this trend. None of the comparables (unless stated on the sale summary) have resold in the past three years to the best of Integra Chapman & Bell's knowledge.

         A summary of these sales and rating grid is included as Figure 6. Details of these sales are found in the Addenda as Exhibit "D".

=




11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 30

                                                                 Figure 6
        Land Sales Identified and Described


                        1                    2                      3                       4                    5
Key Number              4577                 6297                   6005                    7364                 6066

Name                                         Williamsburg Office

Address                 Stone Creek Pkwy     Wessex Pl              11800-06 Brinley Ave    1701 Alliant Ave     10525 Whetstone Way

City                    Louisville           Louisville             Louisville              Jeffersontown        Louisville

State                   KY                   KY                     KY                      KY                   KY

Date of Sale            1-Aug-95             30-Dec-97              11-Sep-97               17-Jun-99            28-Mar-97

Sale Price              $453,850             $445,000               $249,900                $170,000             $658,000

Cash Equiv. Amt.        $453,850             $445,000               $249,900                $170,000             $658,000

#of SQ FT               78,931               135,036                68,738                  56,105               121,968

# of Acres              1.81                 3.10                   1.58                    1.29                 2.80

Zoning                  OR-3                 OR-3                   OR-3                    PEC                  C-1

Land Use                Office               Office                 Office                  Office               Office

Topography              Level                Level                  Level to Sloping        Level/Sloping        Level

Price Per SF            $5.75                $3.30                  $3.64                   #3.03                $5.39

Property Rights         Fee Simple           Fee Simple             Fee Simple              Fee Simple           Fee Simple

 Dollar Adjustment      $0.00                $0.00                  $0.00                   $0.00                $0.00

 Percentage Adj.        0.00%                0.00%                  0.00%                   0.00%                0.00%

 Adjusted Price         $5.75                $3.30                  $3.64                   #3.03                $5.39

Financing Terms         Market               Market                 Market                  Market               Market

 Dollar Adjustment      $0.00                $0.00                  $0.00                   $0.00                $0.00

 Percentage Adj.        0.00%                0.00%                  0.00%                   0.00%                0.00%

 Adjusted Price         $5.75                $3.30                  $3.64                   #3.03                $5.39

Conditions of Sale

 Dollar Adjustment      $0.00                $0.00                  $0.00                   $0.00                $0.00

 Percentage Adj.        0.00%                0.00%                  0.00%                   0.00%                0.00%

 Adjusted Price         $5.75                $3.30                  $3.64                   #3.03                $5.39

Time/Market Condition   16.65%               6.98%                  8.19%                   1.13%                10.02%
% Adjustment (4.00%)

Time ADJ Price Per SF   $6.71                $3.53                  $3.94                  $0.06                 $5.93

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 31


Location                   Comparable           Comparable             Comparable              Inferior             Comparable

 Dollar Adjustment         $0.00                $0.00                  $0.00                   $0.46                $0.00

 Percentage Adj.           0.00%                0.00%                  0.00%                   15.00%               0.00%

 Adjusted Price            $6.71                $3.53                  $3.64                   $3.03                $5.39

Size                       Superior             Comparable             Superior                Superior             Comparable

 Dollar Adjustment         ($1.01)              $0.00                  ($0.59)                 ($0.53)              $0.00

 Percentage Adj.           -15.00%              0.00%                  -15.00%                 -15.00%              0.00%

 Adjusted Price            $5.70                $3.53                  $3.35                   $2.99                $5.93

Utility                    Comparable           Inferior               Inferior                Comparable           Comparable

 Dollar Adjustment         $0.00                $1.94                  $0.50                   $0.00                $0.00

 Percentage Adj.           0.00%                55.00%                 15.00%                  0.00%                0.00%

 Adjusted Price            $5.70                $5.47                  $3.85                   $2.99                $5.93

Net Adjustment             ($1.01)              $1.94                  ($0.09)                 ($0.07)              $0.00

Net Percent Adj.           -15.05%              54.96%                 -2.28%                  -2.29%               0.00%

Adjusted Price             $5.70                $5.47                  $3.85                   $2.99                $5.93

                           Market Range Per SF                                                 Indicated Land Value

                           Maximum =            $5.93                                          227,732 SF @

                           Minimum =            $2.99                                          $4.00 Per SF =       $910,928

                           Mean =               $4.79                                                    Rounded to $910,000

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 32


         The comparables selected are briefly summarized as follows:

         Comparable 1 is located on Stone Creek Parkway in Louisville, Kentucky containing 78,931 square feet or 1.81 acres and selling for a confirmed price of $453,850 in August 1995. The site characteristics include water, sewer, electricity, natural gas, and telephone with none of the site in the 100-year flood plain and zoned OR-3, Office. This site was used for office condominiums.

         Comparable 2 is located on Wessex Place in Louisville, Kentucky containing 135,036 square feet or 3.10 acres and selling for a confirmed price of $445,000 in December 1997. The site characteristics include water, sewer, electricity, natural gas, and telephone with approximately 50 percent of the site in the 100-year flood plain and zoned OR-3. This site was used for a multi-tenant office building.

         Comparable 3 is located on Brinley Avenue in Louisville, Kentucky containing 68,738 square feet or 1.58 acres and selling for a confirmed price of $249,900 in September 1997. The site characteristics include water, sewer, electricity, natural gas, and telephone with none of the site in the 100-year flood plain and zoned OR-3. Approximately 24 percent of the site is unusable due to a retention basis. This site was used for office condominium development.

         Comparable 4 is located on Alliant Way in Louisville, Kentucky containing 56,105 square feet or 1.29 acres and selling for a confirmed price of $170,000 in June 1999. The site characteristics include water, sewer, electricity, natural gas, and telephone with none of the site in the 100-year flood plain and zoned PEC, Office. This site is to be used for speculative office space.

         Comparable 5 is located on Whetstone Way in Louisville, Kentucky containing 121,968 square feet or 2.80 acres and selling for a confirmed price of $658,000 in March 1997. The site characteristics include water, sewer, electricity, natural gas, and telephone with none of the site in the 100-year floodplain and zoned C-1, Office.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 33



         Adjustments for interest appraised and condition of sale are not necessary for the sales selected. The adjustment for market condition (time) is 4 percent, based upon linear regression of the sales included plus other sales in the market not sufficiently comparable to consider.

         A direct comparison of the comparables revealed a size adjustment of 15 percent for sites less than two acres in size.

         The location adjustment, when required, was based upon comparison of sales after time and size adjustments. Comparable 4 was also adjusted 15 percent due to its secondary access.

         A utility adjustment was applied to Comparables 2 and 3 for loss due to retention basins or flood plain. Comparable 2 was adjusted 55 percent due to 50 percent of the site located within the 100-year flood plain. Comparable 3 was adjusted 15 percent due to the retention basis, which resulted in a lower density of the site.

         Comparables 4 and 5 were the most similar to the subject due to their locational characteristics, size, and most recent date of sale. The fee simple land value is estimated at $910,000.

SALES COMPARISON APPROACH
-------------------------

         The Sales Comparison Approach was utilized to value the improvements. Recent sales of comparables were analyzed on a dollar-per-square foot (GBA) basis after subtracting the estimated land value at the time of sale using land sales in the area. There were no single tenant building sales available, therefore all of the comparables are multi- tenant buildings. To the best of Integra Chapman & Bell's knowledge, none of the comparables (unless stated on the sale summary) have resold in the past three years. The Sales Comparison Approach will be used to determine the "as is" value.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 34


The future capital expenditures to renovate the subject into a multi-tenant office building will be discounted at a rate reflective of the real estate risk to derive a present value of the capital expediters. This will be subtracted from the derived value as a line item in the adjustment grid. The six sales all have transpired since 1997. A summary of these sales and a sales rating grid are included as Figure 7. The details of these comparables are found in Exhibit "E".

                                    Figure 7
                    Improved Sales Identified and Described

                            1                             2                             3

Key Number                  2472                          2617                          2682

Name                                                      Summit 1                      9000 Wessex Place

Address                     320 Whittington Pkwy          4350 Brownsboro Rd            9000 Wessex Place

City                        Louisville                    Louisville                    Louisville

State                       KY                            KY                            KY

Date of Sale                25-Feb-97                     8-Aug-97                      30-Dec-97

Sale Price                  $1,905,000                    $5,115,000                    $3,100,000

Cash Equiv. Amt.            $1,905,000                    $5,115,000                    $3,100,000

Rentable Area               29,000                        49,986                        42,549

Gross Bldg Area             35,840                        54,333                        42,549

Units

Usable Area

Land Area (sf)              96,355                        289,282                       131,464

Land Area (acres)           2.21                          6.64                          3.02

Year Built                  1975                          1986                          1984

EGIM                        5.8                           6.2                           5.9

Ro                          10.0%                         9.7%                          11.0%

Price Per GBA               $53.15                        $94.14                        $72.86

Property Rights             Leased Fee                    Leased Fee                    Leased Fee

 Dollar Adjustment          $0.00                         $0.00                         $0.00

 Percentage Adj.            0.00%                         0.00%                         0.00%

 Adjusted Price             $53.15                        $94.14                        $72.86

Financing Terms

 Dollar Adjustment          $0.00                         $0.00                         $0.00

 Percentage Adj.            0.00%                         0.00%                         0.00%

 Adjusted Price             $53.15                        $94.14                        $72.86

Land Value

 Dollar Adjustment          ($12.56)                      ($16.01)                      ($15.28)

 Percentage Adj.            -23.63%                       -17.01%                       -20.97%

 Adjusted Price             $40.59                        $78.13                        $57.58


11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 35

Time/Market Condition
% Adjustment

Time ADJ Price Per GBA      $40.59                        $78.13                        $57.58

Age/Condition               Inferior                      Inferior                      Inferior

 Dollar Adjustment          $9.74                         $1.56                         $3.45

 Percentage Adj.            24.00%                        2.00%                         6.00%

 Adjusted Price             $50.33                        $79.69                        $61.03

Condition                   Comparable                    Comparable                    Comparable

 Dollar Adjustment          $0.00                         $0.00                         ($0.59)

 Percentage Adj.            0.00%                         0.00%                         0.00%

 Adjusted Price             $50.33                        $79.69                        $61.03

Occupancy                   Comparable                    Comparable                    Comparable

 Dollar Adjustment          $0.00                         $0.00                         $0.00

 Percentage Adj.            0.00%                         0.00%                         0.00%

 Adjusted Price             $50.33                        $79.69                        $61.03

Capital Expenditures        Superior                      Superior                      Superior

Dollar Adjustment           ($5.32)                       ($5.32)                       ($5.32)

Percentage Adjustment       -10.57%                       -6.68%                        -8.72%

Adjusted Price              $45.01                        $74.37                        $55.71

Land Value                  Inferior                      Inferior                      Inferior

Dollar Adjustment           $8.00                         $8.00                         $8.00

Percentage Adjustment       17.77%                        10.76%                        14.36%



Net Adjustment              $12.42                        $4.24                         $6.13

Net Percent Adj.            30.60%                        5.43%                         10.65%

Adjusted Price              $53.01                        $82.37                        $63.71


Market Range Per SF                                       Indicated Subject Value

Maximum =                   $82.37                        100,640 Square Feet @

Minimum =                   $53.01                        $65.00 Per GBA =              $6,541,600

Mean =                      $65.02                                        Rounded to:   $6,500,000

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 36

                    Improved Sales Identified and Described

                            4                             5                             6

Key Number                  2745                          2770                          2774

Name                        NCF Williamsburg Plaza        Plainview Triad West          Triad East Office Building

Address                     9400 Williamsburg Plaza       10180 Linn Station Rd         10200 Linn Station Rd

City                        Louisville                    Louisville                    Louisville

State                       KY                            KY                            KY

Date of Sale                22-Jul-98                     31-Jul-98                     18-Nov-98

Sale Price                  $2,220,000                    $5,284,780                    $5,250,000

Cash Equiv. Amt.            $2,220,000                    $5,284,780                    $5,250,000

Rentable Area               28,500                        60,000                        93,329

Gross Bldg Area             33,600                        69,482                        101,259

Units

Usable Area

Land Area (sf)              94,133                        209,262                       260,924

Land Area (acres)           2.16                          4.80                          5.99

Year Built                  1989                          1980                          1980

EGIM                        6.4                           6.5                           4.7

Ro                          10.4%                         9.9%                          14.0%

Price Per GBA               $66.07                        $76.06                        $51.85

Property Rights             Leased Fee                    Leased Fee                    Leased Fee

 Dollar Adjustment          $0.00                         $0.00                         $0.00

 Percentage Adj.            0.00%                         0.00%                         0.00%

 Adjusted Price             $66.07                        $76.06                        $51.85

Financing Terms

 Dollar Adjustment          $0.00                         $0.00                         $0.00

 Percentage Adj.            0.00%                         0.00%                         0.00%

 Adjusted Price             $66.07                        $76.06                        $51.85

Land Value

 Dollar Adjustment          ($13.99)                      ($12.09)                      ($10.37)

 Percentage Adj.            -21.17%                       -15.90%                       -20.00%

 Adjusted Price             $52.08                        $63.97                        $41.48

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 37



Time/Market Condition
% Adjustment

Time ADJ Price Per GBA      $52.08                        $63.97                        $41.48

Age/Condition               Superior                      Inferior                      Inferior

 Dollar Adjustment          ($1.04)                       $10.24                        $6.64

 Percentage Adj.            -2.00%                        6.00%                         16.00%

 Adjusted Price             $51.04                        $74.21                        $48.12

Condition                   Comparable                    Comparable                    Inferior

 Dollar Adjustment          $0.00                         $0.00                         $9.62

 Percentage Adj.            0.00%                         0.00%                         20.00%

 Adjusted Price             $51.04                        $74.21                        $57.74

Occupancy                   Comparable                    Comparable                    Comparable

 Dollar Adjustment          $0.00                         $0.00                         $0.00

 Percentage Adj.            0.00%                         0.00%                         0.00%

 Adjusted Price             $51.04                        $74.21                        $57.74

Capital Expenditures        Superior                      Superior                      Superior

Dollar Adjustment           ($5.32)                       ($5.32)                       ($5.32)

Percentage Adjustment       -10.42%                       -7.17%                        -9.21%

Adjusted Price              $45.72                        $68.89                        $52.42

Land Value                  Inferior                      Inferior                      Inferior

Dollar Adjustment           $8.00                         $8.00                         $8.00

Percentage Adjustment       17.50%                        11.61%                        15.26%


Net Adjustment              $1.64                         $12.92                        $18.94

Net Percent Adj.            3.15%                         20.20%                        45.66%

Adjusted Price              $53.72                        $76.89                        $60.42


Market Range Per SF                                       Indicated Subject Value

Maximum =                   $82.37                        100,640 Square Feet @

Minimum =                   $53.01                        $65.00 Per GBA =              $6,541,600

Mean =                      $65.02                                        Rounded to:   $6,500,000

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 38

         An outline of the pertinent details of the comparables is as follows:

         Comparable 1 is located at 320 Whittington Parkway in Louisville, Kentucky, containing 96,355 square feet and selling for a confirmed price of $1,905,000 on February 25, 1997. The 35,840-square foot gross building area improvements, built in 1975, are of brick veneer and steel construction and were in average condition for both the exterior and interior.

         Comparable 2 is located at 4350 Brownsboro Road in Louisville, Kentucky, containing 289,282 square feet and selling for a confirmed price of $5,115,000 on August 8, 1997. The 54,333-square foot gross building area improvements, built in 1986, are of brick veneer and steel construction and were in average condition for both the exterior and interior. The sale price per square foot of building area is $102.33 of net rental area.

         Comparable 3 is located at 9000 Wessex Place in Louisville, Kentucky, containing 131,464 square feet and selling for a confirmed price of $3,100,000 on December 30, 1997. The 42,549-square foot gross building area improvements, built in 1984, are of steel and concrete construction and were in average condition for both the exterior and interior.

         Comparable 4 is located at 9400 Williamsburg Plaza in Louisville, Kentucky, containing 94,133 square feet and selling for a confirmed price of $2,220,000 on July 22, 1998. The 33,600-square foot gross building area improvements, built in 1989, are of brick veneer and concrete construction and were in average condition for both the exterior and interior.

         Comparable 5 is located at 10180 Linn Station Road in Louisville, Kentucky, containing 209,262 square feet and selling for a confirmed price of $5,284,780 on July 31, 1998. The 69,482-square foot gross building area improvements, built in 1980, are

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 39


of metal frame and tinted glass construction and were in average condition for both the exterior and interior.

         Comparable 6 is located at 10200 Linn Station Road in Louisville, Kentucky, containing 260,924 square feet and selling for a confirmed price of $5,250,000 on November 18, 1998. The 101,259-square foot gross building area improvements, built in 1980, are of steel and glass construction and were in average condition for both the exterior and interior.

         Adjustments for property rights, financing terms, and/or condition of sale are not necessary for the sales selected.

         From the improved comparables, land is extracted to derive the improvement values only. There is no evidence to support a market condition adjustment. Physical adjustments include age, tenant finish, and land value.

         The age adjustment is the effective age of the subject versus the comparables. The depreciation is 2 percent per year equivalent to a 50-year economic life. The subject's effective age is 10 years.

         The condition adjustment was made for Comparable 6 for future tenant improvements and common area. The adjustment has been estimated at 20 percent.

         The capital expenditure adjustment is for the necessary conversion of the office space from a single space unit to four tenants in 2006. The cost estimates are estimated as follows:


     Year 8 - 2006
     Tenant Improvements                        $503,820(1)
     External Improvements                      $350,000

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 40


     Total Capital Improvements                 $853,820
     PV Factor (2)                              X 0.6274
                                                --------
                                                $535,697  or $5.32/SF

     (1) Estimated at 50% of total capital expenditures for tenant improvements.
     (2) PV Factor is Year 8 at an interest rate of 6%.  PV Factor = 0.6274.

         The land value is derived in the site valuation and is included on a dollar per square foot of building area. The land value adjustment is:

     Land Value                               $910,000
     Divided by Building GBA                  /110,640 sf
                                              -----------------
     Land Value per Building                  $8.23/sf
     GBA
     Rounded to...                            $8.00/sf

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 41


         The indicated range from this analysis is $53.01 to $82.37 per square foot. Giving the greatest consideration to Comparables 3, 4, 5, and 6, Integra Chapman & Bell has selected $65.00 per square foot for the subject. Mid-range was selected, because of the subject's physical condition and current real estate conditions. The value from the dollar per square foot analysis estimated at $6,500,000, rounded.

INCOME APPROACH
---------------

         The Income Approach has utilized a discounted cash flow (DCF) analysis to determine the "as is" value. From the potential gross income, a vacancy and credit factor is subtracted to determine the effective gross income. Expenses are derived from comparable office buildings and the subject's historic expenses. Typical expenses are categorized as property taxes, management/leasing commission, insurance, maintenance/repairs, utilities, janitorial, and reserves for replacement.

         To derive a present value indication from the Income Approach, the net cash flow are discounted capitalized by a rate equal to the current investment criteria and the last year capitalized less marketing expenses to determine a reversion value. The overall capitalization rate was determined from comparable sales in the Sales Comparison Approach and secondary source estimates such as the band of investment technique. The discounted cash analysis uses the projected annual net incomes/cash flows and a market

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 42

derived discount rate to determine the net present value. The reversion value from the end of the holding period projects the subsequent years net income/cash flow which is capitalized at a reversion capitalization rate.

POTENTIAL GROSS INCOME
----------------------

         The market rent is determined from the rent comparables and compared to the subject's contract rent. The potential gross income (PGI) is the subject's rent at full occupancy. The current subject's lease is shown in Figure 8 along with the projected leases. The lease is on a net basis with the expenses being passed to the tenant.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 43


                                    Figure 8
              Presentation Rent Roll & Current Term Tenant Summary
                     As of Jan-1999 for 100,640 Square Feet

Description             Area           Base Rent        Rent Adj. & Categories                               Abatements

Tenant Name             Floor SF       Rate & Amount    Changes On     Changes To     CPI & Current          Months to   Percent to

Type & Suite Number     Bldg. Share     per Year                                      Porters' Wage          Abate       Abate

Lease Dates & Term                     per Month                                      Miscellaneous

SYKES HEALTH PLAN                      $7.50

Office                  100,640        $754,800

Aug - 1994 to Jul-2005  100.00%        $0.63

132 Months                             $62,900


VACANT 1                               $11.00

Office                  22,392         $246,312

Jan-2006 to Dec-2017    22.25%         $0.92

144 Months                             $20,526


VACANT 2                               $11.00

Office                  22,392         $246,312

Jul-2006 to Jun-2018    22.25%         $0.92

144 Months                             $20,526


VACANT 3                               $11.00

Office                  22,392         $246,312

Dec-2006 to Nov-2018    22.25%         $0.92

144 Months                             $20,526


VACANT 4                               $11.00

Office                  22,392         $246,312

Mar-2007 to Feb-2019    22.25%         $0.92

144 Months                             $20,526

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 44



                              Figure 8 (continued)
              Presentation Rent Roll & Current Term Tenant Summary
                     As of Jan-1999 for 100,640 Square Feet


Description             Area           Reimbursement          Leasing Costs                 Retail        Upon Expiration

Tenant Name             Floor SF       Description of         Improvements   Commissions    Sales         Assumption about
                                       Operating

Type & Suite Number     Bldg. Share    Expense                Rate Amount    Rate Amount    Breakpoint    subsequent terms for this

Lease Dates & Term                     Reimbursements                                       Overage %     tenant

SYKES HEALTH PLAN                                                                                         ReAbsorb

Office                  100,640        Net: Pays a full pro-rata                                          See Assumption: MLA 1

Aug - 1994 to Jul-2005  100.00%        share of all reimbursable

132 Months                             expenses.


VACANT 1                                                                     $15.00         $3.96         Market

Office                  22,392         Net: Pays a full pro-rata                            3.00%         See Assumption: MLA 1


Jan-2006 to Dec-2017    22.25%         share of all reimbursable             $335,880       $88,672

144 Months                             expenses.


VACANT 2                                                                     $15.00         $3.96         Market

Office                  22,392         Net: Pays a full pro-rata                            3.00%         See Assumption: MLA 1

Jul-2006 to Jun-2018    22.25%         share of all reimbursable             $335,880       $88,672

144 Months                             expenses.


VACANT 3                                                                     $15.00         $3.96         Market

Office                  22,392         Net: Pays a full pro-rata                            3.00%         See Assumption: MLA 1

Dec-2006 to Nov-2018    22.25%         share of all reimbursable             $335,880       $88,672

144 Months                             expenses.


VACANT 4                                                                     $15.00         $3.96         Market

Office                  22,392         Net: Pays a full pro-rata                            3.00%         See Assumption: MLA 1


Mar-2007 to Feb-2019    22.25%         share of all reimbursable             $335,880       $88,672

144 Months                             expenses.


11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 45



         The tenant is expected to relocate before or at the end of the lease in July 2005. The probability of a single tenant occupying the subject is not considered likely. The timing on such a tenant deemed to be a random event. At the termination of the Sykes lease in FY 2006, the building is assumed to be vacant. The space has then been divided into four spaces of approximately 22,392 square feet. The tenant size is at the upper end of the range of large tenants in comparable office buildings, but more widely available in the market then a single tenant user. The renovation cost for subdivision of the space is subtracted as a capital expenditure in the pro forma.

         A detailed search was made for comparable rental properties within the subject's market area. Sources of rental information included database, newspaper classified advertisement, multiple listing service, and signage. Leases were typically verified by reviewing the lease or interviewing the broker or owner.

         The TERMS AND CONDITIONS OF THE LEASES considered comparable are summarized in Figure 9. The comparable leases are from multi-tenant Class "B" office buildings in Eastern Jefferson County. The comparable leases range from a net lease basis to a gross basis. The subject's present lease is on a net basis with the lessee responsible for all expenses. The adjusted comparables are the economic rent for the subject on a net lease with the lessee paying all expenses either as pass thrus or billed directly for the service.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 46


                                                      Figure 9
                                              Comparable Lease Summary

Key                           2897-4               2585-1              1007-1               2771-1               2771-2

City, State                   Lou., KY             Lou., KY            Lou., KY             Lou., KY             Lou., KY

Size                          12,591               4,900               17,633               26,273               11,000

Date                          Feb-99               Oct-96              Dec-97               Jan-97               Mar-97

Annual Rent                   $100,350             $58,800             $221,823             $321,844             $137,500

$/SF                          $7.97                $12.00              $12.58               $12.25               $12.50

Term                          5                    5                   5                    2                    6

Lessor Responsibility

Taxes                         N                    Y                   Y                    Y                    Y

Insurance                     N                    Y                   Y                    Y                    Y

Interior Maintenance          N                    N                   N                    N                    N

Exterior Maintenance          N                    Y                   Y                    Y                    Y

Utilities                     N                    N                   N                    N                    N

Janitorial                    N                    Y                   Y                    Y                    Y

Miscellaneous                 N                    N                   N                    N                    N

Management                    N                    Y                   Y                    Y                    Y

Adjustments

Taxes                                              $(1.00)             $(1.00)              $(1.00)              $(1.00)

Insurance                                          $(0.11)             $(0.11)              $(0.11)              $(0.11)

Interior Maintenance

Exterior Maintenance                               $(0.45)             $(0.45)              $(0.45)              $(0.45)

Utilities

Janitorial                                         $(0.65)             $(0.65)              $(0.65)              $(0.65)

Miscellaneous

Management                                         $(0.65)             $(0.65)              $(0.65)              $(0.65)

Total Adjustments                                  $(2.86)             $(2.86)              $(2.86)              $(2.86)

Adjusted $/SF                 $7.97                $9.14               $9.72                $9.39                $9.64

Market Condition              0%                   6%                  4%                   4%                   4%

Adjusted $/SF                 $7.97                $9.69               $10.11               $9.77                $10.03



11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 47

Physical Adjustments

Location                       =                    =                   =                    =                    =

Age                            =                    -                   =                    =                    =

Condition                      +                    +                   +                    +                    +

Quality                        =                    -                   -                    -                    -

Total Physical Adjustments    Slightly Inferior    Equal               Equal                Equal                Equal

         The unadjusted market comparables range from $7.97 to $12.58 per square foot. The economic rent is slightly less than the average because of the subject location between office and industrial uses and non-conformity space. All leases have been adjusted to a net rental basis. Eliminating the extremes the economic rent for the subject is estimated at $9.50 per square foot in 1999, which is slightly below the average comparable economic rent.

         The subject lease will expire in 2005. The present economic rent has been escalated for appreciation of 2 to 3 percent annually to estimate the future rent. The projected future rents are as follows:

                                                      Low       High
                                                    -------------------
             Present Rent - 1999                    $  9.50     $  9.50
             Appreciation Factor - 2005(1)          X  1.13     X  1.19
                                                    -------     -------
             Future Rent - 2005                     $ 10.73     $ 11.31
             (1)Appreciation at 2 and 3 percent for 6 years.

         The projected future economic rent on a net basis for the subject is $11.00 per

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                           Page 48

square foot.

EXPENSE REIMBURSEMENTS

         Expense reimbursements for the subject include real estate taxes, insurance, maintenance and repairs, management, advertising and administrative cost. These expenses are projected at $188,030 in Year 1 as calculated by the Argus analysis.

VACANCY AND CREDIT

         The market overall vacancy is 4 to 6 percent with buildings most similar to the subject at 0 to 5 percent. Prior to the tenant rollover in FY 2006, no vacancy factor has been subtracted from the gross revenue. Absorption of the subject is projected to occur over an 18-month period starting in Year 8
- 2006 with the subject reaching 100 percent occupancy by 2007. The absorption is an estimate based on the submarket absorption and the demand for large space leases as indicated from broker interviews. The vacancy rate, after the lease rollover, is estimated at 4 percent at the time of stabilization.

EXPENSES

         COMPARABLE OPERATING EXPENSE DATA for office properties which are the most similar to the subject, along with the subject historic expenses, are presented in Figure 10. These expenses will provide a basis for the FUTURE EXPENSES.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 49


                                                          Figure 10
                                        Comparable and Subject Operating Expense Data

                                 1                 2                   3                   4
                               1999               2741               2742                2738
                               BOMA
                           All Suburban           1997               1996                1997             1997        1998
                            Louisville        Confidential       Confidential        Confidential        Subject     Subject
                              Average     %     Mid-Rise     %     Mid-Rise(1)   %     Low-Rise    %     Expenses    Expenses
------------------------------------------------------------------------------------------------------------------------------
Effective Age                10 years           25 years           25 years               New
Total Income                  $15.47             $10.94     100     $11.43      100     $15.83            $9.47       $9.43
($/sf)
Expenses:
Janitorial                     $0.82             $0.53               $0.52               $0.66             ---         ---
Maintenance                    $0.53             $2.10               $1.72               $0.89            $0.43       $0.48
Utilities                      $1.54             $1.88               $2.41               $1.10            $0.02       $0.03
Grounds                        $0.28     ---      ---                 ---
Taxes                          $0.71             $0.55               $0.55               $0.79            $0.56       $0.56
Management/                    $0.94             $0.55               $0.57               $0.65            $0.76       $0.38
Administrative
Insurance                      $0.07             $0.08               $0.12               $0.08            $0.06       $0.05
Other                                             ---                 ---                 ---             $0.05       $0.02
                          ----------------------------------------------------------------------------------------------------
Total Expenses                 $5.22     ---     $5.69      52       $5.89      52       $4.17     26     $1.88       $1.52
Adjusted 2%-Yr. to 1998        $4.99             $5.80               $6.13               $4.51            $7.57       $7.91
------------------------------------------------------------------------------------------------------------------------------

Note: Expense Comparables 1, 2, 3, and 4 are gross basis with lessor responsible for all expenses. Subject expenses exclude utilities.
(1)Partial year.

         Comparable 1 is the average expenses from a survey by BOMA for suburban office buildings. The average age of this expense comparable improvements is 10 years and the expenses are tabulated under the assumption that the rents are on a gross basis.

         Comparables 2 and 3 are Class "B" suburban mid-rise office buildings.
The

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 50


comparables are in Central Jefferson County and were built in the 1960s. The improvements are in average condition.

         Comparable 4 is a low-rise office building constructed in 1997. The expenses represent a partial year, but have been annualized for the purpose of comparison.

         The subject is projected to operate on a net lease basis with the lessee responsible for all pass-thru expenses including real estate taxes, insurance, maintenance and repairs, janitorial, administration, and management. This subject's historic expenses are shown in Figure 11.

         The subject expenses are $1.52 to $1.88 per square foot. Expense categories which are omitted relative to the comparables are janitorial and utilities. These expenses are paid by the lessee. Maintenance is at the lower end of the range, because interior maintenance is primarily paid by the lessee. For determining the future expenses the greatest weight has been given to the historic expenses. The subject expenses for Year 1 are estimated at $188,030 or $1.87 per square foot as shown in Figure 12.

OVERALL RATE AND DISCOUNT RATE DETERMINATION
--------------------------------------------

         The overall rate (R sub 0) is derived from two sources. The first is from the market comparables which were included in the Sales Comparison Approach section and shown in Figure 7. From these office building sales, comparable rates of capitalization from the market range from 9.7 to 14.0 percent.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 51



         Another method of deriving the capitalization rate is by the band of investment. Mortgage assumptions were based upon current information from lending institutions. This method derives a weighted-average of the mortgage and equity components of the investment. Based on interviews with market participants, and local lenders Integra Chapman & Bell assumptions for the mortgage and equity components are as follows.

      Mortgage/Equity Formula Assumptions
      =======================================================================
      Loan-to-Value Ratio             70.00%
      Interest Rate                    7.32%
      Amortization Period                 20 years
      Holding Period                       9 years
      Mortgage Constant                9.50%
      Equity Ratio                    30.00%
      Equity Dividend Rate            10.00%
      -----------------------------------------------------------------------
      Mortgage Components             70.00%     x             9.50% = 6.65%
      Equity Components               30.00%     x            10.00% = 3.00%
      Overall Capitalization Rate      9.70%              rounded to   9.70%

         A 9.7 to 14.0 percent overall capitalization rate was indicated from the market sales. From the Band of Investment, the overall capitalization rate is estimated at 9.7 percent. An overall capitalization rate of 9.7 percent has been selected based on the credit-worthiness of the tenant.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 52



         A summary of the RATES OF CAPITALIZATION is as follows:

Market Comparables                                         9.70% to 14.0%
Mortgage Technique                                         9.70%
"Going In" Capitalization Rate in Pro forma                9.70%

DISCOUNTED CASH FLOW ANALYSIS
-----------------------------

CASH FLOW PROJECTIONS
---------------------

         Integra Chapman & Bell has prepared a 10-year cash flow using a lease by lease analysis software program ( ARGUS) specifically designed for cash flow analysis. The assumptions used in preparation of the cash flow analysis are shown in Figure 12. The discount and reversion capitalization rates are derived from surveys of investor requirements and alternate investment opportunities.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 53




                                    Figure 11
                    Discounted Cash Flow Assumptions and Projections
===============================================================================
Year One                                                  10/99
Projection Period                                         10 years
--------------------------------------------------------  ---------------------
INCOME
========================================================  =====================
               Occupancy Market                     2006  97%
               Market Rental Rate                   2006  $11.00/sf net basis
                                                          Growth Rate 2.5%
               Average Size Tenant                  2006  22,392 sf

               Typical Lease Term                         120 Months
--------------------------------------------------------  ---------------------
VACANCY
========================================================  =====================
               Renewal Probability                        70%
               Projected Vacancy Between Leases           4 Months
               Average Vacancy                            4%
               General Vacancy and Collection Loss        4%
--------------------------------------------------------  ---------------------
EXPENSES
========================================================  =====================
               Operating Expenses (Year 1)                $1.86/sf
               Operating Expense Escalation Rates         Taxes 3%
                                                          All other expenses 3%
                                                          Management Fee 4% of
                                                          EGI
               Leasing Commissions                        New Tenants 3%
               Tenant Improvement Allowance               New Tenants $15/sf
               Escalation of Refurbishment Costs          3%
--------------------------------------------------------  ---------------------
REVERSION
========================================================  =====================
               Reversion Year                             Year 12/2009
               Reversion Capitalization Rate              9.75%
               Reversion Selling Expenses                 4%
               Discount Rate                              10.0%
Value Conclusion (Rounded)                                $6,800,000

         In Exhibit "F", we have included a synopsis of the lease-by-lease program, together with the output reports.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 54

                                                     Figure 12
                                         Schedule of Prospective Cash Flow
                             In Inflated Dollars for the Fiscal Year Beginning 1/1/1999

                                    Year 1                  Year 2                Year 3              Year 4              Year 5
For the Years Ending                Dec-1999                Dec-2000              Dec-2001            Dec-2002            Dec-2003

Potential Gross Revenue

Base Rental Revenue                 $754,800                $754,800              $754,800            $754,800            $754,800

Scheduled Base Rental Revenue       754,800                 754,800               754,800             754,800             754,800

Expense Reimbursement Revenue

Insurance                           5,450                   5,614                 5,782               5,955               6,134

Property Taxes                      54,000                  55,620                57,289              59,007              60,777

Maintenance Fee                     1,200                   1,236                 1,273               1,311               1,351

Water - Irrigation                  800                     824                   849                 874                 900

Building Renovations                7,200                   7,416                 7,638               7,868               8,104

Landscaping                         7,200                   7,416                 7,638               7,868               8,104

Trash Removal                       6,000                   6,180                 6,365               6,556               6,753

Window Cleaning                     2,500                   2,575                 2,652               2,732               2,814

Misc. - general building            125                     129                   133                 137                 141

Interior Maint - salaries, taxes    5,850                   6,026                 6,206               6,392               6,584

Heating & A/C                       1,220                   1,257                 1,294               1,333               1,373

Electrical                          500                     515                   530                 546                 563

Grounds Maintenance                 16,800                  17,304                17,823              18,358              18,909

Grounds Maint.  Salaries, Taxes     7,000                   7,210                 7,426               7,649               7,879

General Building Repairs            1,000                   1,030                 1,061               1,093               1,126

Walks & Parking Lots                800                     824                   849                 874                 900

Roof Repairs                        2,200                   2,266                 2,334               2,404               2,476

Snow Removal                        5,250                   5,408                 5,570               5,737               5,909

Light Bulbs                         800                     824                   849                 874                 900

Maintenance Supplies                1,000                   1,030                 1,061               1,093               1,126

Misc. - Repairs & Maint.            1,000                   1,030                 1,061               1,093               1,126

Management Fee                      56,553                  56,805                57,064              57,331              55,162

Salaries                            3,500                   3,605                 3,713               3,825               3,939

Total Reimbursement Revenue         187,948                 192,144               196,460             200,910             203,050

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 55



Total Potential Gross Revenue       942,748                 946,944               951,260             955,710             957,850

General Vacancy                                                                                                           (38,314)

Effective Gross Revenue             942,748                 946,944               951,260             955,710             919,536

Operating Expenses

Insurance                           5,450                   5,614                 5,782               5,955               6,134

Property Taxes                      54,000                  55,620                57,289              59,007              60,777

Maintenance Fee                     1,200                   1,236                 1,273               1,311               1,351

Water - Irrigation                  800                     824                   849                 874                 900

Building Renovations                7,200                   7,416                 7,638               7,868               8,104

Landscaping                         7,200                   7,416                 7,638               7,868               8,104

Trash Removal                       6,000                   6,180                 6,365               6,556               6,753

Window Cleaning                     2,500                   2,575                 2,652               2,732               2,814

Misc. - general building            125                     129                   133                 137                 141

Interior Maint. Salaries, Taxes     5,850                   6,026                 6,206               6,392               6,584

Heating & A/C                       1,220                   1,257                 1,294               1,333               1,373

Electrical                          500                     515                   530                 546                 563

Grounds Maintenance                 16,800                  17,304                17,823              18,358              18,909

Grounds Maint. - salaries, taxes    7,000                   7,210                 7,426               7,649               7,879

General Building Repairs            1,000                   1,030                 1,061               1,093               1,126

Walks & Parking Lots                800                     824                   849                 874                 900

Roof Repairs                        2,200                   2,266                 2,334               2,404               2,476

Snow Removal                        5,250                   5,408                 5,570               5,737               5,909

Light Bulbs                         800                     824                   849                 874                 900

Maintenance Supplies                1,000                   1,030                 1,061               1,093               1,126

Misc. - Repairs & Maintenance       1,000                   1,030                 1,061               1,093               1,126

Management Fee                      56,565                  56,817                57,076              57,343              55,172

Salaries                            3,500                   3,605                 3,713               3,825               3,939

Misc. Office Expenses               70                      72                    74                  76                  79

Total Operating Expenses            188,030                 192,228               196,546             200,998             203,139

Net Operating Income                754,718                 754,716               754,714             754,712             754,712

Lease & Capital Costs

Tenant Improvements

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 56



Leasing Commissions

Asphalt Replacement                                                                                   40,000

Roof Replacement

HVAC                                                                              5,000               5,000               5,000

Exterior Renovation

Total Leasing & Capital Costs                                                     5,000               45,000              5,000

Cash Flow Before Debt Service       754,718                 749,716               749,714             709,712             711,397
& Income Tax

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 57


                                                Figure 12 (continued)
                                          Schedule of Prospective Cash Flow
                             In Inflated Dollars for the Fiscal Year Beginning 1/1/1999

                                    Year 6                  Year 7                Year 8              Year 9              Year 10
For the Years Ending                Dec-2004                Dec-2005              Dec-2006            Dec-2007            Dec-2008

Potential Gross Revenue

Base Rental Revenue                 $754,800                $440,300              $389,994            $944,196            $985,248

Scheduled Base Rental Revenue       $754,800                $440,300              $389,994            $944,196            $985,248

Expense Reimbursement Revenue

Insurance                           6,318                   3,796                 2,361               5,888               6,328

Property Taxes                      62,601                  37,613                23,396              58,343              62,708

Maintenance Fee                     1,391                   836                   519                 1,296               1,392

Water - Irrigation                  927                     557                   346                 863                 928

Building Renovations                8,347                   5,015                 3,119               7,778               8,360

Landscaping                         8,347                   5,015                 3,119               7,778               8,360

Trash Removal                       6,956                   4,179                 2,600               6,482               6,968

Window Cleaning                     2,898                   1,741                 1,083               2,702               2,904

Misc. - general building            145                     87                    54                  134                 144

Interior Maint - salaries, taxes    6,782                   4,075                 2,534               6,321               6,792

Heating & A/C                       1,414                   850                   529                 1,319               1,416

Electrical                          580                     348                   216                 540                 580

Grounds Maintenance                 19,476                  11,702                7,279               18,151              19,508

Grounds Maint. Salaries, Taxes      8,115                   4,876                 3,033               7,563               8,128

General Building Repairs            1,159                   697                   434                 1,081               1,160

Walks & Parking Lots                927                     557                   346                 863                 928

Roof Repairs                        2,550                   1,532                 953                 2,377               2,556

Snow Removal                        6,086                   3,657                 2,275               5,673               6,096

Light Bulbs                         927                     557                   346                 863                 928

Maintenance Supplies                1,159                   697                   434                 1,081               1,160

Misc. - Repairs & Maint.            1,159                   697                   434                 1,081               1,160

Management Fee                      55,433                  18,490                9,256               56,109              61,472

Salaries                            4,057                   2,438                 1,517               3,780               4,064

Total Reimbursement Revenue         207,754                 110,012               66,183              198,066             214,040

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 58

Total Potential Gross Revenue       962,554                 550,312               456,177             1,142,262           1,199,288
General Vacancy                     (38,502)                (22,012)              (18,247)            (45,690)            (47,972)
Effective Gross Revenue             924,052                 528,300               437,930             1,096,572           1,151,316
Operating Expenses
Insurance                           6,318                   6,508                 6,703               6,904               7,111
Property Taxes                      62,601                  64,479                66,413              68,406              70,458
Maintenance Fee                     1,391                   1,433                 1,476               1,520               1,566
Water - Irrigation                  927                     955                   984                 1,013               1,044
Building Renovations                8,347                   8,597                 8,855               9,121               9,394
Landscaping                         8,347                   8,597                 8,855               9,121               9,394
Trash Removal                       6,956                   7,164                 7,379               7,601               7,829
Window Cleaning                     2,898                   2,985                 3,075               3,167               3,262
Misc. - general building            145                     149                   154                 158                 163
Interior Maint. Salaries, Taxes     6,782                   6,985                 7,195               7,411               7,633
Heating & A/C                       1,414                   1,457                 1,500               1,545               1,592
Electrical                          580                     597                   615                 633                 652
Grounds Maintenance                 19,476                  20,060                20,662              21,282              21,920
Grounds Maint. - salaries, taxes    8,115                   8,358                 8,609               8,867               9,133
General Building Repairs            1,159                   1,194                 1,230               1,267               1,305
Walks & Parking Lots                927                     955                   984                 1,013               1,044
Roof Repairs                        2,550                   2,627                 2,706               2,787               2,871
Snow Removal                        6,086                   6,269                 6,457               6,651               6,850
Light Bulbs                         927                     955                   984                 1,013               1,044
Maintenance Supplies                1,159                   1,194                 1,230               1,267               1,305
Misc. - Repairs & Maintenance       1,159                   1,194                 1,230               1,267               1,305
Management Fee                      55,443                  31,698                26,276              65,794              69,079
Salaries                            4,057                   4,179                 4,305               4,434               4,567
Misc. Office Expenses               81                      84                    86                  89                  91
Total Operating Expenses            207,845                 188,673               187,963             232,331             240,612
Net Operating Income                716,207                 339,627               249,967             864,241             910,704
Leasing & Capital Costs
Tenant Improvements                                                               1,007,640           335,880

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 59


Leasing Commissions                                                               266,016             88,672
Asphalt Replacement
Roof Replacement                                                                  48,000
HVAC                                5,000                   5,000                 5,000               5,000,              5,000
Exterior Renovation                                         350,000
Total Leasing & Capital Costs       5,000                   355,000               1,326,656           429,552             5,000
Cash Flow Before Debt Service       $711,207                ($15,373)             ($1,076,689)        $434,689            $905,704
 & Income Tax

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 60


         As reflected in the cash flow projection, the income and expenses for the subject have been estimated individually over the projection period. Income and expenses vary non- systematically. The principle of change implies that neither income nor expenses remain static. These items may fluctuate in terms of the purchasing power of the dollar and in terms of commodities in exchange.

         The income and expenses for the subject have each been estimated over the projection period. Income and expenses vary non-systematically. In projecting income and expenses, Furthermore, the projected income expenses are likely to prove to be higher or lower than the actual operating experience of the property in the future. These projections reflect current market conditions and Integra Chapman & Bell perspective as of the effective date of this appraisal, October 30, 1999. The risk inherent in the projected assumptions is reflected in the discount (yield) rate applied to cash flow.

DCF EXPLANATIONS
----------------

MARKET RENT GROWTH RATE
-----------------------

         The projected market rent growth rate of 3.0 percent per year is slightly above the recent and projected increases in the consumer price index
(CPI), and it is consistent with typical investor expectations.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 61




ABSORPTION OF VACANT SPACE
--------------------------

         The subject is currently 100 percent occupied as a single tenant user. The tenant is expected to move out in July 2005. The subject will remain vacant for 6 months as renovation and conversion is made to subdivide the space into four tenants. The space will then be absorbed over a 18 month period with the subject reaching stabilized occupancy in March 2007.

LEASE EXPIRATIONS
-----------------

         The expiration schedule for the present lease is in does not indicate any abnormal risk. Thus, short-term expirations do not appear to be excessive.

OPERATING EXPENSE ESCALATION RATES
----------------------------------

         We have projected the increase in real estate taxes at 3.0 percent per year, which is generally consistent with the consumer price index (CPI). In addition, we have projected all other operating expenses to increase 3.0 percent per year, which is consistent with CPI.

LEASING COMMISSIONS
-------------------

         Leasing commissions in the area are paid primarily on a percentage basis, with total commissions typically averaging near 4 percent of the total base rent of the lease. Commissions on renewals are generally lower, with an average of approximately 2 to 3 percent considered to be common.

TENANT IMPROVEMENTS AND ALTERATIONS
-----------------------------------

         The tenant improvements is typically a negotiable item with allowances ranging from $5 to $8 per square foot for second generation space. This allowance will occur in

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 62

2006 and 2007 with turnover of the space. The tenant improvements has been estimated at a present value of $15 per square foot. The higher tenant improvements allows for minor subdivision of the space.

REPLACEMENT RESERVE ALLOWANCE
-----------------------------

         A reserve and replacement allowance has not been included as a line item. For items not included in the normal maintenance and repair, and roof repairs. These items would include items such as asphalt repairs, roof replacement, HVAC and exterior renovation.

ASPHALT REPLACEMENT
-------------------

         The asphalt replacement has been estimated at $40,000 in Year 4. The asphalt replacement includes the re-paving and re-stripping of the parking lot.

ROOF REPAIR
-----------

         The roof repair cost has been estimated at $48,000 in Year 8.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 63



HVAC
----

         The HVAC cost is replacement of roof top units and will be conducted over a eight year period. The estimated cost is $5,000 per year starting with Year 3.

EXTERIOR RENOVATION
-------------------

         The exterior renovation includes second floor windows on the courtyard area and exterior entrances of the space subdivision. The cost has been estimated at $350,000 in Year 7.

REVERSION CALCULATION
---------------------

         To estimate the value of the reversion at the end of the 10-year holding period, we have consulted the Integra Realty Resources Viewpoint 2000, which indicates "going-in" and "residual" ("reversion") capitalization rates for suburban office properties at 9.3 and 9.9 percent, respectively. The change in the subject's income stream is minimal relative to the national trend of 1.8 percent for the cash flow. The subject's income stream is highly cyclical after year 8 because of the reabsorption of the space. The selected reversion capitalization rate versus the going in capitalization rate is estimated at 9.75 percent. Based on these factors the reversion capitalization rate is 5 basis points higher than the going-in overall capitalization rate. This reversion value is discounted to a present time frame and added to the annual discounted cash flows to derive a present value estimate. The cash flow from our 10-year holding period is reflected on the previous cash flow chart shown in Figure 12.

DISCOUNT RATE ANALYSIS
----------------------

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 64

         The discount rate considered trends in interest rates, and national, and was assisted by regional and local market surveys to arrive at an appropriate rate. The discount rate is also determined by the change in the value or income stream over the holding period. This discount rate is applied to the annual cash flows/net incomes and the terminal or reversionary value. To assist in determining the discount rate alternative yield rates were investigated. Long-term treasury are currently yielding 6.2 percent (as of January 2000), and the corporate (B) bonds are yielding 7.6 percent (as of January 2000). Corporate bonds have a higher return than U.S. Treasury Bonds and both are lower rate of return than required by real estate investors. The differential is based upon investor expectations and requirements for the types of investments. Risk and liquidity are the principal driving factors between treasuries and real estate. As reported in Viewpoint 2000 discount rates for national suburban office buildings is 11.4 percent or approximately 3.8 percent above corporate grade levels.

         The subject's going in capitalization rate is 9.7 percent. The change in the cash flows is stable until the space is reabsorbed after Year 7. The selected discount rate is 10.0 percent or approximately 0.5 percent greater than going in capitalization rate.

         Figure 13 is the pro forma table which shows the indicated discount rate. The cash flow projections from Argus and discounted cash flow are shown in Figure 12.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 65


                                                      Figure 13
                                                      Pro Forma

                                                   Year 1            Year 2           Year 3            Year 4           Year 5

Cash Flow                                          $754,718          $754,716         $749,714          $709,712         $711,397

Discount @                          10.00%         0.909091          0.826446         0.751315          0.683013         0.620921

Present Values                                     $686,107          $623,732         $563,271          $484,743         $441,722


Reversionary Value Capitalized at   9.75%                            $9,289,272

Discounted Reversion                                                 $3,939,558

Sum of Discounted Net Incomes                                        $2,875,211

Net Present Value                                                    $6,814,769

                                    Rounded to                       $6,800,000


Net Income                                         $754,718          $754,716         $749,714          $709,712         $711,397

Minus Debt Service                                 $520,674          $520,674         $520,674          $520,674         $520,674

Plus Cash Throw Off

Net Cash Flow                                      $234,044          $234,042         $229,040          $189,038         $190,723

Debt coverage                                      1.45              1.45             1.44              1.36             1.37

Re                                                 13.74%            13.74%           13.44%            11.10%           11.19%


Internal Rate of Return Ye          13.74%

Footnotes:

Equity                              25.00%         $1,703,692

Mortgage                            75.00%         $5,111,077

Mortgage Term Years                 20

Interest Rate                       8.20%

Holding Period Years                9

Payments Per Years                  12

Sale Price                                         $9,289,272

Sales Expense                       2.00%          ($185,785)

Mortgage Balance                                   ($3,765,333)

Cash Throw Off                                     $5,338,153

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 66

                                                Figure 13 (continued)
                                                      Pro Forma
                                                      Year 6          Year 7          Year 8            Year 9           Year 10
Cash Flow                                             $711,207        ($15,373)       ($1,076,689)      $434,689         $905,704

Discount @                             10.00%         0.564474        0.513158        0.466507          0.424098

Present Values                                        $401,458        ($7,889)        ($502,283)        $184,351


Reversionary Value Capitalized at      9.75%                          $9,289,272

Discounted Reversion                                                  $3,939,558

Sum of Discounted Net Incomes                                         $2,875,211

Net Present Value                                                     $6,814,769

                                       Rounded to                     $6,800,000



Net Income                                            $711,207        ($15,373)       ($1,076,689)      $434,689         $0

Minus Debt Service                                    $520,674        $520,674        $520,674          $520,674

Plus Cash Throw Off                                                                                     $5,338,153

Net Cash Flow

Debt coverage                                         $190,533        ($536,047)      ($1,597,363)      $5,252,169

Re                                                    1.37            -0.03           -2.07             0.83

                                                      11.18%          -31.46%         -93.76%


Internal Rate of Return Ye             13.74%

Footnotes:

Equity                                 25.00%         $1,703,692

Mortgage                               75.00%         $5,111,077

Mortgage Term Years                    20

Interest Rate                          8.20%

Holding Period Years                   9

Payments Per Years                     12

Sale Price                                            $9,289,272

Sales Expense                          2.00%          ($185,785)

Mortgage Balance                                      ($3,765,333)

Cash Throw Off                                        $5,338,153

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 67
        FINAL CONCLUSION/RECONCILIATION
        -------------------------------

                                                              AS IS
Market Value Indication By The

Cost Approach                                        Not Applicable

Sales Comparison Approach                            $6,500,000

Income Approach

         Discount Cash Flow                          $6,800,000

Market Value Estimate                                $6,800,000

         The purpose herein is to RECONCILE THE QUALITY AND QUANTITY OF DATA. Also a conclusion is reached as to APPLICABILITY OR SUITABILITY OF THE APPROACHES used.

         The Cost Approach value is derived from the value of the land, building, and site improvements. The Cost Approach is most accurate when a property is new and minimal depreciation exists. Based on the subject's age, this approach has not been considered in the valuation.

         The Sales Comparison Approach utilized market office sales. Satisfying the supply and demand, substitutions, balance, and externalities, sufficient quality sales were available to determine an "as is" value. Buildings of single tenant or larger space multi-tenant buildings were not available which may show the value conclusion. Comparable sales were

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 68



adjusted using appropriate methodology. The comparables were adjusted based on the physical differences to the subject. The Sales Comparison Approach is weighted from the quantity and quality of reliable market sales. The Sales Comparison Approach is given the corollary support in this analysis.

         The Income Approach is given the most consideration in determining the value of the subject property. The potential gross income was projected based on the current lease in place and projected economic read using comparable leased data at the termination of the current lease taking into consideration likely vacancies and renovation costs to again reach a stabilized occupancy. The vacancy/credit and expenses were estimated based on historic data and comparables. The overall rate and discount rate was based upon investor criteria established by sales and/or interviews. This approach used a discounted cash flow to arrive at the leased fee of this property.

         Based on the data and the analyses presented, the CURRENT "AS IS" VALUE for the leased fee estate of the subject property, as of October 30, 1999, is:

             * * * SIX MILLION EIGHT HUNDRED THOUSAND DOLLARS * * *

                                   $6,800,000

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 69


EXPOSURE TIME AND MARKETING PERIOD
----------------------------------

         The Appraisal Standards Board of the Appraisal Foundation has issued advisory opinions on the Uniform Standards of Professional Appraisal Practice (USPAP) for exposure time and market period. Integra Chapman & Bell will address the relationship between these periods, discuss factors impacting timing, and estimate a time period for both exposure and marketing.

         Exposure Time is the retrospective occurrences in the market, while Marketing Period is a prospective view of what is likely to occur in the market. These two time periods are consistent with the appraisal of most properties, necessitating the investigation of a retrospective performance and prospective (future) action of a particular real estate market. Both time periods are sensitive of price, time, use, the cost and availability of funds.

         Resources used to make estimates for the respective time periods are sales data, days on the market, both listing and sold properties, and interviews of market participants. Understanding buyers' and sellers' motivations and financial expectations for a reasonably priced property are key.

         Since the time periods are based on similar information, we have considered the contrast for the time periods, based on changing trends. The basic profiles for similarity or bases for difference in the time periods:

         When the prospective and retrospective market is stable before and after the effective date of the appraisal, then Exposure Time and Marketing Period are generally equal.

         When the prospective and retrospective market is improving (greater demand) before and after the effective date of the appraisal, then Exposure Time is generally longer than Marketing Period.

         When the prospective and retrospective market is deteriorating (less demand) before and after the effective date of the appraisal, then Exposure Time is generally less than Marketing Period.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 70

         When the retrospective market is improving before the effective date, and prospective market decreasing or stable after the effective date, then Exposure Time is generally less than Marketing Period.

         When the retrospective market is deteriorating before the effective date of the appraisal, and prospective market increasing or stable after the effective date, then Exposure Time is generally longer than Marketing Period.

         The market information used by Integra Chapman & Bell in determination of Exposure Time and Marketing Period is:

         - Mortgage interest rates and key investment returns are at levels of 9.0 to 10.0 percent.

         - The local and regional economy maintains stability with moderate growth.

         -        The sales indicate marketing times of 12 to 24 months.

         - Interviews with brokers and market participants indicate marketing of typically 12 months.

         Based upon broker interviews, both an Exposure Time and a Marketing Period of less than 12 months is considered a REASONABLE MARKET PERIOD FOR THE SUBJECT PROPERTY using the value conclusions found in this report.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 71


                                  CERTIFICATION
                                  -------------

         This Certification is for the Appraisal Report for the property located at 11405 Bluegrass Parkway in Louisville, Kentucky. The undersigned do hereby certify that:

         1. To the best of their knowledge and belief, the statements of facts contained in this appraisal report are true and correct.

         2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are personal, impartial, and unbiased professional analyses, opinions, and conclusions.

         3. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

         4. We have no present or prospective interest in the property that is the subject of this appraisal report, and no personal interest or bias with respect to the parties involved.

         5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

         6. Our analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

         7. The use of this appraisal report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11405 BLUEGRASS PARKWAY - LOUISVILLE, KENTUCKY                          Page 72



         8. George M. Chapman, Lin E. Bell, Charles L. Fore, and Mark E. Mitchell are currently certified under the continuing education programs of the Appraisal Institute.

                  As of the date of this report, I, George M. Chapman, MAI, SRA, CRE, have completed the requirements under the continuing education program of the Appraisal Institute (Through December 31, 2002).

                  As of the date of this report, I, Mark E. Mitchell, MAI, have completed the requirements under the continuing education program of the Appraisal Institute (Through December 31,
                  2001).

         9. No one other than the undersigned prepared the analyses, conclusions, and opinions concerning real estate that are set forth in this appraisal report.

         10. George M. Chapman, MAI, SRA, CRE, and Mark E. Mitchell, MAI have made a personal inspection of the property that is the subject of this appraisal report.

         11. This appraisal report was prepared by George M. Chapman, MAI, SRA, CRE, and Mark E. Mitchell, MAI who ACCEPT FULL RESPONSIBILITY as stated in this SIGNED CERTIFICATION.





--------------------------------------------------------------------------------
George M. Chapman, MAI, SRA, CRE                  Mark E. Mitchell, MAI
Kentucky Certified General                        Kentucky Certified General
Real Property Appraiser #614                      Real Property Appraiser #664



Date: March 31, 2000

                       ASSUMPTIONS AND LIMITING CONDITIONS
                       -----------------------------------

         The accompanying appraisal report regarding the property located at 11405 Bluegrass Parkway in Louisville, Kentucky is subject to the following assumptions and limiting conditions.

         1. The property is assumed to have a clear and marketable title such as any title company will insure, the rights of which can be conveyed by deed of the general warranty.

         2. No responsibility is assumed for matters legal or engineering in nature unless otherwise noted. Information provided by the client is assumed to be accurate.

         3. Any legal descriptions, property survey, site plans, site plats, drawings, and/or sketches contained herein were either furnished to the appraiser(s) or are based upon data provided to the appraiser(s). These items are included herein to assist the reader in visualizing the property. Although to the best of our knowledge, these items provide an accurate representation of the property, we have made no survey of the property, and we assume no responsibility in connection with such matters.

         4. The accompanying appraisal report is to be used as a whole and no part to be taken as a fraction thereof.

         5. Integra Chapman & Bell associates are not required to give further consultation, to testify in court, or be in attendance in court regarding this appraisal report unless arrangements have been set out previously.

         6. Neither all nor any part of the contents of this appraisal report shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of Integra Chapman & Bell, particularly as to valuation conclusions, the identity of the appraiser or firm with which he/she is connected, or any reference to the Appraisal Institute.

         7. Any distribution of the valuation of this appraisal report between land and improvements applies only under the existing program of utilization. The separate valuations for land and building must not be used in conjunction with any other appraisal or report and are invalid if so used.

         8. The appraiser assumes that there are no hidden or unapparent conditions of the property, subsoil, or structures which would render it more or less valuable. The appraiser assumes no responsibility for such conditions or for engineering which might be required to discover such factors.

         9.       Responsible ownership is assumed.

         10. The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

         11. The property history has been provided by conversations with various individuals involved with the chain of title contracts, deeds, leases, and closing statements. We have not performed a title search, nor do we warrant that the history, as presented herein, is completely accurate since we have relied upon the information of others. Any person or entity contemplating an interest in the subject should rely solely upon a title search and opinion prepared by a qualified attorney-at-law.

         12. The Americans with Disabilities Act (ADA) became effective January 29, 1992. Integra Chapman & Bell has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect upon the value of the property. Since Integra Chapman & Bell has no direct evidence relating to this issue, we did not consider possible noncompliance with the requirements of ADA in estimating the value of the property.

         13. Integra Chapman & Bell requested a Level I and/or Level II environmental study, but it was not provided as of the date of this appraisal report. Integra Chapman & Bell inspected the subject property and saw no "red flags" indicating the evidence of hazardous materials. Integra Chapman & Bell has no knowledge of the existence of such materials on or in the property. Integra Chapman & Bell, however, is not qualified to detect such substances. The presence of substances such as asbestos, radon, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there are no such materials on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired. Further, Integra Chapman & Bell reserves the right to adjust the values reported herein, based on an engineer's report of the presence of hazardous materials.

         14. The value estimate expressed herein assumes competent and aggressive management and/or marketing of the subject property.

         15. Unless otherwise noted herein, it is presumed that there are no encroachments nor any violations of zoning regulations affecting the subject property.

         16. Data included in this appraisal report relative to public rights-of-way at the property reflects visual evidence that was apparent during our inspection of the property. Unless otherwise stated herein, the appraiser(s) is unaware of any planned or proposed roadway relocations or reconstructions at and near the property that would adversely affect the property's access and/or exposure, and the appraiser(s) assumes no responsibility beyond readily apparent visual evidence at the date of appraisal.

         17. It is assumed that any user of this appraisal report has obtained and reviewed all architectural data, such as property survey, building/site plans, and specifications, as well as all leases, if any.

         18. No termite inspection has been made, nor is a termite report available to the appraiser(s). It is assumed that there is no termite infestation and that a termite bond supplementing annual inspections is in effect.

         19. The value estimate expressed herein considers that all phases of development are under the same ownership. If separate ownership of any phase occurs, it is assumed that suitable easements, access, and utility rights are available between phases, including use of common areas, so that the integral character of the overall development will not be adversely affected.

         20. If the value estimate expressed herein relates to a fractional-interest only in the real estate appraised, it is not necessarily a conclusion of this appraisal report that the value of this fractional interest (plus the value of all other fractional interests) equal the value of the fee simple estate, considered as a sole interest.

         21. Certain information contained in this appraisal report has been furnished by others. The sources and the information are considered to be reliable but cannot be guaranteed.

                                                                  Exhibit (c)(2)



                   Appraisal Report by Integra Chapman & Bell
                             dated November 2, 1999

June 23, 2000



Mr. Neil Mitchell
NTS
10172 Linn Station Road
Louisville, Kentucky 40223


Re:      Lakeshore Business Center I and II
         5100-5200 Northwest 33rd Avenue
         Office building and excess land (2.931 acres)
         Fort Lauderdale, Florida
         File #300-46-99 LOU (G)


Dear Mr. Mitchell:

         As requested, Integra Chapman & Bell has inspected and appraised the above-referenced property which is legally described in the accompanying report.

         Attached you will find the facts and conclusions used in arriving at the "as is" market value of the leased fee estate as of November 2, 1999. This complete appraisal, self- contained report has been prepared to comply with the Uniform Standards of Professional Appraisal Practice (USPAP)as augmented by the Office of the Comptroller of the Currency (OCC) and the Office of Thrift Supervision (OTS).

         The value conclusion is based on the following special assumptions:

         - Financing is available to a credit-worthy purchaser for the subject property.

         -        The subject property is environmentally clean.

         - The vacant site is deemed excess land and can accommodate a (proposed) office building of approximately 35,000 square feet. All utilities are available to the site in sufficient capacity for development.

         - At the client's request, a market study was not performed. A review of the current market trends was made and is discussed within the highest and best use and in Integra Chapman & Bell's opinion meets the market study USPAP requirement.

         - Portions of Integra Chapman & Bell analyses are being copied and distributed to persons other than our clients. Henceforth, all information, data, and analyses contained within this report will be protected by copyright law. Reproduction of any part without the written permission of Integra Chapman & Bell is expressly prohibited.


         Taking into account all pertinent facts that affect value, the current "as is" value of the leased fee estate of Lakeshore I, as of November 2, 1999, is:
              * * *NINE MILLION EIGHT HUNDRED THOUSAND DOLLARS * * *

                                   $9,800,000

         Taking into account all pertinent facts that affect value, the current "as is" value of the leased fee estate of Lakeshore II, property, as of November 2, 1999, is:

                        * * * NINE MILLION DOLLARS * * *

                                   $9,000,000

         Taking into account all pertinent facts that affect value, the current "as is" value of the fee simple estate of the 2.931 acres of excess land, as of November 2, 1999, is:

                * * * SEVEN HUNDRED FIFTY THOUSAND DOLLARS * * *

                                    $750,000



Respectfully submitted,




George M. Chapman, MAI, SRA, CRE




Mark E. Mitchell, MAI
Florida Certified General
Real Property Appraiser
Temporary Practice Permit #0001776



GMC/MEM/lat/ls

Attachment has been retained in Integra Chapman & Bell's files to accommodate SCC filing.

APPRAISAL REPORT OF...                  Lakeshore Business Center I and II
                                        5100-5200 Northwest 33rd Avenue
                                        Office building and excess land
                                        Ft. Lauderdale, Florida 33309

PURPOSE OF APPRAISAL...                 Estimate the "As Is" Market Value of the
                                        Leased Fee Estate for Phases I and II
                                        and the "As Is" Market Value of the Fee
                                        Simple Estate for the Excess Land.


PREPARED FOR...                         Mr. Neil Mitchell
                                        NTS
                                        10172 Linn Station Road
                                        Louisville, Kentucky 40223


PREPARED AT THE REQUEST OF...           Mr. Neil Mitchell
                                        NTS
                                        10172 Linn Station Road
                                        Louisville, Kentucky 40223

PREPARED BY...                          Integra Chapman & Bell

                                        3703 Taylorsville Road Suite 205
                                        Louisville, Kentucky 40220

                                        George M. Chapman, MAI, SRA, CRE

                                        Mark E. Mitchell, MAI

                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS


IDENTIFICATION
--------------
Name of Property:                       Lakeshore Business Center I and II
Street Address:                         5100-5200 Northwest 33rd Avenue
                                        3201 West Commercial Boulevard
                                        Ft. Lauderdale, Florida 33309
Location:                               Northeast corner of West Commercial
                                        Boulevard and Northwest 33rd Avenue
Property Tax Identification No:         Phase I:      19218-16-01000
                                        Phase II:     19218-16-03900
                                        Excess Land:  19218-16-04200
Census Tract No:                        602.02 (City of Ft. Lauderdale)
Section/Township/Range                  18/49/42

PROJECT DATA
------------
Project Type:                           Office Facility
Year Built                              Phase I:      1987
                                        Phase II:     1990
GBA:                                    Phase I:      105,100 sf
                                        Phase II:     100,100 sf
Net Rentable Area:                                    SIZE
                                                      ----
                                        Phase I:      103,554 sf
                                        Phase II:      97,261 sf

Land Area:                              Phase I:      320,096 sf (7.35 acres)
                                        Phase II:     291,896 sf (6.70 acres)
                                        Excess Land:  127,683 sf (2.931 acres)
Zoning/Land Use:                        Phase I:      B-3-C "Planned
                                                      Warehouse/ Light
                                                      Industrial-Controlled" by
                                                      City of Ft. Lauderdale

                                        Phase II:     B-1-C "Retail Business-
                                                      Commercial" by City of
                                                      Ft. Lauderdale
                                        Excess Land:
                                                      B-1-C "Retail Business-
                                                      Commercial" by City of
                                                      Ft. Lauderdale

Density (FAR):                          Phase I:      0.33
                                        Phase II:     0.34
Interest Appraised:                     Leased Fee
                                        Fee Simple (vacant land)
Highest and Best Use:

                         "As Vacant":   Development of an office facility with
                                        owner-occupants (single user) and/or a
                                        multi-tenant facility.

                       "As Improved":   Present use.

VALUATION DATA
--------------

Effective Date:                         November 2, 1999
Marketing Period:                       12 months

VALUE INDICATIONS                       PHASE I       PHASE II      EXCESS
-----------------                       -------       ------------  ------
                                                                    LAND
                                                                    ----
Cost Approach:                          N/A          N/A            $750,000
Sales Comparison Approach:              $9,500,000   $9,000,000     N/A
Income Capitalization Approach:         $9,800,000   $9,000,000     N/A

VALUE CONCLUSIONS
-----------------
"As Is" Value:                          $9,800,000   $9,000,000     $750,000



                                TABLE OF CONTENTS
                                                                         Page

PURPOSE, USE, AND DATE                                                      1

ASSUMPTIONS AND LIMITING CONDITIONS                                         1

DEFINITION OF THE VALUE AND INTEREST APPRAISED                              2

PERSONAL PROPERTY                                                           3

SCOPE                                                                       4

LEGAL ATTRIBUTES, SALES HISTORY, AND ZONING                                 5

TAX AND ASSESSMENT ANALYSIS                                                 6

NEIGHBORHOOD AND DISTRICT DESCRIPTION                                       7

PHYSICAL ATTRIBUTES                                                        12
         Site Attributes                                                   12
         Improvement Attributes                                            20
                  Exterior                                                 21
                  Interior                                                 22

ECONOMIC ATTRIBUTES                                                        24
         Highest and Best Use As Vacant                                    25
                  Legal Permissibility                                     25
                  Physical Possibility                                     25

                  Financial Feasibility                                    26
                  Maximum Profitability                                    26
         Highest and Best Use As Improved                                  27
                  Legal Permissibility                                     27
                  Physical Possibility                                     27
                  Financial Feasibility/Maximum Profitability              27

VALUATION ANALYSIS                                                         30

COST APPROACH                                                              32
         Land Value                                                        32

SALES COMPARISON APPROACH                                                  36

INCOME APPROACH                                                            42
         Potential Gross Income                                            43
         Expense Reimbursements and Other Income
         Vacancy and Credit                                                47
         Expenses                                                          48
         Overall Rate and Discount Rate Determination                      51

DISCOUNTED CASH FLOW ANALYSIS                                              53
         Cash Flow Projections                                             53

DCF EXPLANATIONS                                                           55
         Market Rent Growth Rate                                           55
         Absorption of Vacant Space                                        56
         Lease Expirations                                                 56
         Operating Expense Escalation Rates                                56
         Leasing Commissions                                               57
         Tenant Improvements and Alterations                               57
         Exterior Renovation Allowance                                     57
         Roof Repair                                                       57
         HVAC                                                              58

REVERSION CALCULATIONS                                                     58

DISCOUNT RATE ANALYSIS                                                     59

FINAL CONCLUSION/RECONCILIATION                                            65

EXPOSURE TIME AND MARKETING PERIOD                                         67

CERTIFICATION                                                              70

                                   ADDENDA
EXHIBIT "A"
EXHIBIT "B"
EXHIBIT "C"
EXHIBIT "D"
EXHIBIT "E"


QUALIFICATIONS OF APPRAISERS

ASSUMPTIONS AND LIMITING CONDITIONS

                                 LIST OF FIGURES

Figure 1, Neighborhood Map
Figure 2, Cross Section/Overview Cyprus Creek
Figure 3, Lakeshore I Plat
Figure 4, Lakeshore II Plat
Figure 5, Excess Land Plat
Figure 6, Flood Plain Map
Figure 7, Cyprus Creek Class "B" Office Competitors
Figure 8, Land Sales Identified and Described and Rating Grid
Figure 9, Improved Sales Identified and Described and Rating Grid
Figure 10, Rent Rolls
Figure 11, Comparable Lease Summary
Figure 12, Comparable Operating/Expense Data
Figure 13, Subject Income/Expense Statements
Figure 14, Discounted Cash Flow
Figure 15, Projected ARGUS Cash Flow - Lakeshore I
Figure 16, Pro Forma - Lakeshore I
Figure 17, Projected ARGUS Cash Flow - Lakeshore II
Figure 18, Pro Forma - Lakeshore II

                                     ADDENDA

Exhibit "A", Legal Description
Exhibit "B", Photographs of Subject
Exhibit "C", Land Sales Comparables
Exhibit "D", Improved Sales Comparables
Exhibit "E", Lease-by-Lease Synopsis

                             USPAP TABLE OF CONTENTS
                      AUGMENTED BY OTS AND OCC REGULATIONS
                            FOR SELF-CONTAINED REPORT
                                                                            Page

In developing a real property appraisal, an appraiser must identify the problem to be solved and the scope of work necessary to solve the problem, and correctly complete research and analysis necessary to produce a credible appraisal.

STANDARDS RULE 1-1 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

In developing a real property appraisal, an appraiser must:

1-1      a.       be aware of, understand, and correctly employ those RECOGNIZED METHODS AND
                  TECHNIQUES THAT ARE NECESSARY TO PRODUCE A CREDIBLE APPRAISAL;*                                             30

         b.       not commit a substantial error of omission or commission that significantly affects an appraisal;*

         c. not render appraisal services in a careless or negligent manner, such as by making a series of errors that, although individually might not significantly affect the results of an appraisal, in the aggregate affect the credibility of those results.*

STANDARDS RULE 1-2 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

In developing a real property appraisal, an appraiser must:

1-2      a.       identify the client (THE CLIENT) and                                                                         1
                  other INTENDED USERs;                                                                                        1

         b.       identify the INTENDED USE of the appraiser's opinions and conclusions;                                1, 4, 70

         c.       identify the purpose of the assignment (PURPOSE OF THE APPRAISAL), including the type and                    1
                  DEFINITION OF THE VALUE to be developed; and, if the value opinion to be                                     2
                  developed is MARKET VALUE, ascertain whether the value is to be the                                1, 2, 6, 31
                  MOST PROBABLE PRICE:                                                                                      1, 2

                  (i)      in terms of cash; or
                  (ii)     in terms of financial arrangements equivalent to cash; or
                  (iii)    in other precisely defined terms; and
                  (iv)     if the opinion of value is to be based on submarket financing or financing with unusual conditions or incentives, the
                           terms of such financing must be clearly identified
                           and the appraiser's opinion of their contributions to
                           or negative influence on value must be developed by
                           analysis of relevant market data.

         d.       identify the EFFECTIVE DATE of the appraiser's opinion and conclusions;                              1, 55, 68

         e.       identify the CHARACTERISTICS OF THE PROPERTY THAT ARE RELEVANT TO THE PURPOSE AND INTENDED USE of
                  the appraisal, including:                                                                                    4

                                                                                                                            Page
                  (i)      its location (SUBJECT'S LOCATION) and                                                               5
                           physical (PHYSICAL ATTRIBUTE),                                                                  4, 12
                           legal (LEGAL ATTRIBUTE), and                                                                        5
                           ECONOMIC ATTRIBUTES;                                                                               24
                  (ii)     the real property interest to be valued (REAL PROPERTY INTEREST APPRAISED);                         3
                  (iii)    any PERSONAL PROPERTY, TRADE FIXTURES, OR INTANGIBLE ITEMS
                           that are not real property but are included in the appraisal;                                       3
                  (iv)     any known EASEMENTS, RESTRICTIONS, ENCUMBRANCES, LEASES,
                           RESERVATIONS, COVENANTS, CONTRACTS, DECLARATIONS, SPECIAL ASSESSMENTS,
                           OR ORDINANCES, or other items of a similar nature; and                                              6
                  (v)      whether the subject property is a FRACTIONAL INTEREST,                                          3, 75
                           PHYSICAL SEGMENT,                                                                                 DNA
                           or PARTIAL HOLDING                                                                                  3

         f.       identify the SCOPE OF WORK necessary to complete the assignment;                                             4

         g.       identify any EXTRAORDINARY ASSUMPTIONs necessary in the assignment;                                          1

         h.       identify any HYPOTHETICAL CONDITIONs necessary in the assignment                                             1

STANDARDS RULE 1-3 (This Standards Rule contains specific requirements from which departure is permitted.)

When the value opinion to be developed is market value, and given the scope of work identified in accordance with Standards Rule 1-2(f), an appraiser must:

1-3      a.       identify and analyze the EFFECT ON USE AND VALUE OF EXISTING LAND USE REGULATIONS                            4
                  The reasonably PROBABLE MODIFICATIONS of such land use regulations,                                        DNA
                  the effect on use and value of ECONOMIC DEMAND, the                                                         30
                  (effect on use and value of PHYSICAL ADAPTABILITY of the real estate), and                              23, 24
                  market area trends (MARKET AREA TRENDS IMPACT ON THE USE AND ADAPTABILITY)                                 DNA
                  (the MARKET AREA TRENDS IMPACT OF THE SUBJECT USE AND PHYSICAL ADAPTABILITY ON VALUE);                      24

         b.       develop an OPINION OF THE HIGHEST AND BEST USE OF THE REAL ESTATE                                       26, 30

STANDARDS RULE 1-4 (This Standards Rule contains specific requirements from which departure is permitted.)

In developing a real property appraisal, an appraiser must collect, verify, and analyze all information applicable to the appraisal problem, given the scope of work identified in accordance with Standards Rule 1-2(f).

1-4      a.       when a SALES COMPARISON APPROACH IS APPLICABLE, an appraiser must analyze                                   31
                  such comparable sales data as are available to indicate a value conclusion.

         b.       when a COST APPROACH IS APPLICABLE, an appraiser must:                                                     DNA

                  (i)      develop an OPINION OF SITE value by an appropriate appraisal                                      DNA
                           method or technique;
                  (ii)     analyze such COMPARABLE COST DATA as are available to                                             DNA
                           estimate the cost new of the improvements (if any); and
                  (iii)    analyze such comparable data as are available to estimate the difference between cost new and the present worth of the
                           improvements (ACCRUED DEPRECIATION)                                                                30

                                                                                                                            Page
         c.       when an INCOME APPROACH IS APPLICABLE, an appraiser must:                                                   31

                  (i)      analyze such COMPARABLE RENTAL DATA as are available to                                           DNA
                           estimate the market rental of the property;
                  (ii)     analyze such COMPARABLE OPERATING EXPENSE data as                                                  48
                           are available to estimate the operating expenses of the property;
                  (iii)    analyze such comparable data as are available to
                           estimate RATES OF CAPITALIZATION and/or                                                        51, 53
                           estimate RATES OF DISCOUNT and                                                                    DNA
                  (iv)     base projections of FUTURE RENT and                                                            30, 31
                           expenses (FUTURE EXPENSES) on reasonably clear and appropriate evidence                        48, 51

         d.       when developing an opinion of the value of a leased fee estate or a leasehold estate, an appraiser must analyze the effect on value,
                  if any, of the TERMS AND CONDITIONS OF THE LEASE(s)                                                         45

         e.       an appraiser must analyze the effect on value, if any, of the
                  ASSEMBLAGE OF THE VARIOUS ESTATES or component parts of a property                                         DNA
                  and refrain from valuing the whole solely by adding together the individual values of the various estates or component parts.

         f.       an appraiser must analyze the effect on value, if any, of
                  ANTICIPATED PUBLIC OR PRIVATE IMPROVEMENTS, located on or off the site, to the                               7
                  extent that market actions reflect such anticipated improvements as of the effective apprisal date.

         g.       an appraiser must analyze the effect on value of any
                  PERSONAL PROPERTY, TRADE FIXTURES, OR INTANGIBLE ITEMS that are not real                                     3
                  property but are included in the appraisal.

         h. when appraising proposed improvements, an appraiser must examine and have available for future examination:

                  (i)      PLANS, SPECIFICATIONS, or other documentation                                                     DNA
                           SUFFICIENT TO IDENTIFY THE SCOPE AND CHARACTER OF THE PROPOSED
                           IMPROVEMENTS;                                                                                     DNA
                  (ii)     evidence indicating the PROBABLE TIME OF COMPLETION of the                                        DNA
                           proposed improvements; and
                  (iii)    reasonably clear and appropriate evidence supporting
                           DEVELOPMENT COSTs,                                                                                DNA
                           ANTICIPATED EARNINGs,                                                                             DNA
                           OCCUPANCY PROJECTIONs, and the                                                                    DNA
                           ANTICIPATED COMPETITION at the time of completion                                                   7

STANDARDS RULE 1-5 (This Standards Rule contains binding requirements from which departure is NOT permitted.)
In developing a real property appraisal, an appraiser must:

         a.       analyze any current AGREEMENT OF SALE, OPTION, OR LISTING of the property,                                   6
                  if such information is available to the appraiser in the normal course of business;

                                                                                                                            Page
         b.       analyze any prior sales of the property that occurred within the following minimum time periods:
                  (i)      one year for one-to-four-family residential property; and
                  (ii)     (TRANSFER IN THE PAST THREE YEARS) three years for all other property types;                        6

         c.       RECONCILE THE QUALITY AND QUANTITY OF DATA available and analyzed within the                                65
                  approaches used and the APPLICABILITY OR SUITABILITY OF THE APPROACHES used.                                65

In reporting the results of a real property appraisal, an appraiser must communicate each analysis, opinion, and conclusion in a manner that is not misleading.

STANDARDS RULE 2-1 (This Standards Rule contains binding requirements from which departure is NOT permitted.) Each written or oral real property appraisal report must:

         a.       clearly and accurately set forth the appraisal in a manner that will not be misleading:
         b.       contain sufficient information to enable the intended users of the appraisal to understand the report properly;
         c.       clearly and accurately disclose any
                  EXTRAORDINARY ASSUMPTION,                                                                                    1
                  HYPOTHETICAL CONDITION,                                                                                      1
                  or LIMITING CONDITIONS that directly affect the appraisal and indicate its impact on value.          1, 70, 72

STANDARDS RULE 2-2 (This Standards Rule contains binding requirements from which departure is NOT permitted.) Each written real property appraisal report must:

         a.       (i)      state the identity of the client (THE CLIENT) and any                                               1
                           INTENDED USERs, by name or type;                                                                    1
                  (ii)     state the INTENDED USE of the appraisal;                                                     1, 4, 70
                  (iii)    describe information sufficient to IDENTIFY THE REAL ESTATE involved                                5
                           in the appraisal, including the physical (PHYSICAL ATTRIBUTES) and economic                        12
                           (ECONOMIC ATTRIBUTES) property characteristics relevant to the assignment;                         24
                  (iv)     state the REAL PROPERTY INTEREST APPRAISED;                                                         3
                  (v)      state the PURPOSE OF THE APPRAISAL, including the type and definition of                            1
                           value (the MARKET VALUE IS DEFINED AS) and its source;                                              2
                  (vi)     state the EFFECTIVE DATE of the appraisal and the                                           1, 55, 68
                           DATE OF THE REPORT;                                                                                 1
                  (vii)    describe sufficient information to disclose to the client and any intended
                           users of the appraisal the SCOPE of work used to develop the appraisal;                             4
                  (viii)   state all assumptions, HYPOTHETICAL CONDITIONs, and                                                 1
                           LIMITING CONDITIONS that affected the analyses, opinions, and conclusions;                  1, 70, 72
                  (ix)     describe the INFORMATION ANALYZED, the                                                              4
                           APPRAISAL PROCEDURES FOLLOWED, and the                                                              4
                           REASONING THAT SUPPORTS THE ANALYSES, OPINIONS, AND CONCLUSIONS;                                    5
                  (x)      state the use of the real estate existing as of the date of value, and the use of the real estate reflected in the appraisal; and, when the purpose of the assignment is market value, describe the support and rationale for
                           the appraiser's OPINION OF THE HIGHEST AND BEST USE OF THE REAL ESTATE;                        26, 30
                  (xi)     state and EXPLAIN ANY PERMITTED DEPARTURES from specific requirements of                            2
                           Standard 1, and the reason for excluding (EXPLAIN AND SUPPORT THE EXCLUSION of)                    30
                           any of the usual valuation approaches;
                  (xii)    include a SIGNED CERTIFICATION in accordance with Standards Rule 2-3                               71

                                                                            Page

STANDARDS RULE 2-3 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

Each written real property appraisal report must contain a signed certification that is similar in content to the following form:

I certify that, to the best of my knowledge and belief:

                  the statements of fact contained in this report are true and correct.

                  the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

                  I have no (or the specified) present or prospective interest in the property that is the subject of this report, and no (or the specified) personal interest with respect tot he parties involved.

                  I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

                  my engagement in this assignment was not contingent upon developing or reporting predetermined results.

                  my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

                  my analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

                  I have (or have not) made a personal inspection of the property that is the subject of this report. (If more than one person signs the report, this certification must clearly specify which individuals did and which individuals did not make a personal inspection of the appraisal property.)

                  no one provided significant professional assistance tot he person signing this report. (If there are exceptions, the name of each individual providing significant professional assistance must be stated.)

STANDARDS RULE 2-4 (This Standards Rule contains specific requirements from which departure is permitted. See DEPARTURE RULE.)

2-4 Deals with oral real property appraisal reports, therefore omitted.

STANDARDS RULE 2-5 (This Standards Rule contains binding requirements from which departure is NOT permitted.)

         An appraiser who signs a real property appraisal report prepared by another in any capacity ACCEPT FULL RESPONSIBILITY for the appraisal
         and the contents of the appraisal report.                            71

                                                                                                                            Page

Other specific client requests:

0-1      disclose steps taken to comply with the COMPETENCY Provisions of USPAP;                                               4

0-2      analyze and report a REASONABLE MARKET PERIOD FOR THE SUBJECT PROPERTY;                                              69

0-3      if any information was required for this appraisal, BUT THIS INFORMATION WAS NOT AVAILABLE,                           5
         this fact must be disclosed and explained in the appraisal;

0-4      the CURRENT "AS IS" VALUE to be established as required                                                              66

The 2-2 Standards not outlined here are for the Summary and/or Restricted Use report types. The standards not detailed pertain to report types not germane to this assignment.






italics indicate text added for better understanding of requirements.
( ) indicates text added or modified by Chapman & Bell to improve clarity and understanding of requirements.

*These are the USPAP nondeparture issues.
Revised 6/8/99-TBD

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              16

PURPOSE, USE, AND DATE
----------------------

         The PURPOSE OF THE APPRAISAL is to estimate the "as is" market value, interpreted as the MOST PROBABLE PRICE, of the leased fee estate of the improved subject property and the fee simple value of the excess land. The INTENDED USE of this report is for portfolio review by NTS (THE CLIENT).
         There are no other INTENDED USERS of this appraisal to the best of Integra Chapman & Bell's knowledge. The EFFECTIVE DATE OF THE APPRAISAL is November 2, 1999. The DATE OF THE REPORT is June 23, 2000.

ASSUMPTIONS AND LIMITING CONDITIONS
-----------------------------------

         The special LIMITING CONDITIONS, EXTRAORDINARY ASSUMPTIONS, and/or HYPOTHETICAL CONDITIONS necessary to complete this assignment and likely to directly affect the appraisal and conclusions are:
         - Financing is available to a credit-worthy purchaser for the subject property.

         -        The subject property is environmentally clean.

         - The vacant site is deemed excess land and can accommodate a (proposed) office of approximately 35,000 square feet. All utilities are available to the site in sufficient capacity for development.

         - At the client's request, a market study was not performed. A review of the current market trends was made and is discussed within the highest and best use and in Integra Chapman & Bell's opinion meets the market study USPAP requirement.

         - Portions of Integra Chapman & Bell analyses are being copied and distributed to persons other than our clients. Henceforth, all information, data, and analyses contained within this report will be protected by copyright law. Reproduction of any part without the written permission of Integra Chapman & Bell is expressly prohibited.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              17

         USPAP requires Integra Chapman & Bell to IDENTIFY AND EXPLAIN ANY PERMITTED DEPARTURES FROM THE REQUIREMENTS OF STANDARD 1. The Cost Approach has not been used in the appraisal, because of the improvements age and unreliability in the market by investors. This may be considered a departure from 1-4b ii and iii.

DEFINITION OF THE VALUE AND INTEREST APPRAISED
----------------------------------------------

         The market value is defined as:
                  The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         1.       Buyer and seller are typically motivated;

         2. Both parties are well informed or well advised, and acting in what they consider their own best interests;

         3.       A reasonable time is allowed for exposure in the open market;

         4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              18

         5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sale concessions granted by anyone associated with the sale.(1)

         The REAL PROPERTY INTEREST APPRAISED is in part the leased fee estate which is not a PARTIAL HOLDING of a FRACTIONAL INTEREST is defined as:

                  An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others; the rights of lessor or leased fee owner and leased fee are specified by contract terms contained within the lease.(2)

         The excess land is unencumbered by any leases, therefore the real property interest appraised is fee simple which is defined as:

                  Absolute ownership unencumbered by any other interest or estate subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.(3)

PERSONAL PROPERTY
-----------------

         No personal property, trade fixtures, or intangible items are considered in this valuation.

SCOPE
-----

         The SCOPE of work necessary to complete this assignment considers the EXTENT OF THE DATA COLLECTION PROCESS. For this assignment, the INFORMATION ANALYZED

----------------
     (1)The Appraisal Foundation, USPAP, 1999 Edition p. 139.
     (2)Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, Third Edition (Chicago, Illinois, 1993) p. 204.
     (3)Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, Third Edition (Chicago, Illinois, 1993), p. 140.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              19

includes an inspection of the subject property; analysis of the neighborhood, market area, land comparables, improved comparables, and leased comparables; and analysis of the highest and best use incorporating economic factors from the market area and neighborhood that may impact the subject. Integra Chapman & Bell's COMPETENCY to appraise this type of property is based on prior experience as revealed to the client as well as the data, analyses, and conclusions that have been developed in this report.

         The CHARACTERISTICS OF THE PROPERTY THAT ARE RELEVANT TO THE PURPOSE AND INTENDED USE are described in the site and improvement descriptions of this report. The relevance of these characteristics to the value sought are focused upon in the highest and best use and value impact explained in the appropriate approach to value. The EFFECT ON USE AND VALUE OF EXISTING LAND USE REGULATIONS to include zoning, overlay studies, and binding elements, are reviewed and discussed in the site's PHYSICAL ATTRIBUTE section and value impacts explained in the land value analysis.

         The APPRAISAL PROCEDURES FOLLOWED include two of the three approaches to value which are the Sales Comparison and Income Approaches. The data utilized in these approaches is obtained from buyers, sellers, brokers, leasing agents, property managers, and other parties that may have been involved in transactions. Integra Chapman & Bell assumes the information received from these various sources and verification where possible is correct and representative of the actual transaction. In each of the approaches and the final correlation, the REASONING THAT SUPPORTS THE ANALYSES, OPINIONS, AND CONCLUSIONS is described.

         A number of items were requested and furnished to assist the appraiser. However, the following items were also requested, BUT THIS INFORMATION WAS NOT
AVAILABLE:

         -        Detailed Building Plans

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              20


         -        Environmental Report
         -        ADA Report
         -        Title Report
         -        Shared Access and Parking Agreement

LEGAL ATTRIBUTES, SALES HISTORY, AND ZONING
-------------------------------------------

         The purpose of this part of the report is to identify the LEGAL ATTRIBUTES and IDENTIFY THE REAL ESTATE being appraised. This is done through the address, the Broward County Property Valuation Administrator's Office (PVA) identification, and the property legal description. The SUBJECT'S LOCATION is identified by the Broward County PVA as Phase I: Folio # 19218-16-01000 and Phase II: Folio # 19218-16-03900. The Phase I is owned by NTS Ft. Lauderdale Office Joint Venture and Phase II is owned by NTS Ft. Lauderdale, Ltd. The subject property legal description was obtained from the client and is shown in Exhibit "A". A title report and survey were requested from the client, but a title report was not provided. These sources were used to IDENTIFY AND DESCRIBE THE REAL ESTATE.

         Based on the Broward County PVA's records, the property has not had a TRANSFER IN THE PAST THREE YEARS, nor is it presently subject to an AGREEMENT OF SALE, OPTION, OR LISTING, based upon the information available to Integra Chapman & Bell. The survey and legal description were relied upon as the source for EASEMENTS, RESTRICTIONS, ENCUMBRANCES, LEASES, RESERVATIONS, COVENANTS, CONTRACTS, DECLARATIONS, SPECIAL ASSESSMENTS, AND ORDINANCES. No impact on value was observed using these resources for the restrictions to the bundle of rights.

         The subject is zoned B-3-C, Planned Warehouse/Light Industrial Controlled and B- 1-C Retail Business Controlled, and is improved in compliance with the zoning ordinances.

TAX AND ASSESSMENT ANALYSIS
---------------------------
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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              21

         The subject property is taxed under the jurisdiction of the Broward PVA's Office and the State of Florida at 100 percent of market value. The PVA's current assessment will be used for determining the tax liability. The subject property is assessed as follows:

                      Phase I                Phase II               Excess Land
                      ----------------------------------------------------------
Land                  $1,440,430             $2,277,500             $1,020,000
Improvements          $3,867,570             $4,253,200                  N/A
                      ----------             ----------             ----------
Total                 $5,308,000             $6,530,700             $1,020,000

         The real property taxes are estimated to be approximately $349,687 based upon the current tax rate of 27.1797 mills and includes State, County, and City of Ft. Lauderdale. The real estate taxes are passed through to the tenants as a reimbursement expense, which is typical for the market.

NEIGHBORHOOD AND DISTRICT DESCRIPTION
-------------------------------------

         The MARKET TRENDS IMPACT ON THE USE AND ADAPTABILITY are observed by Integra Chapman & Bell to be in the immediate western Ft. Lauderdale area. The additions to this district which are ANTICIPATED COMPETITION for the proposed subject development includes the 35,000 square foot building proposed on the subject's excess land. There are no ANTICIPATED PUBLIC OR PRIVATE IMPROVEMENTS, which may impact the subject.

         The subject is located on the northeast corner of Commercial Boulevard and 33rd Avenue in the central portion of Broward County. The neighborhood is bounded on the north by West Cypress Creek Road, on the east by Interstate 95, on the south by Oakland Park Boulevard, and on the west by Florida's Turnpike. Figure 1 is a neighborhood map outlining these boundaries and locating the subject property in its relationship to the City of Ft. Lauderdale. The neighborhood includes areas of Ft.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              22

Lauderdale, Oakland Park, Lauderdale Lakes, and unincorporated areas of Broward County. The major economic generators in the neighborhood includes the Ft. Lauderdale Executive Airport and various office, light industrial services, and retail along the major roadways. The neighborhood area is approximately 80 percent developed.

                                    Figure 1
                                Neighborhood Map

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              23


         Residential development in the area ranges from primarily single family detached residences to garden style apartments. Single family density is typically greater than 3 to 4 dwelling units per acre. Multi-family development is typically garden style units at densities not exceeding 10 to 15 units per acres. The primary single-family residential developments in the neighborhood include Lauderdale Lakes and Royal Palm Park. The homes in the southern portion of the neighborhood range in price from $100,000 to $500,000. Most of the homes range in age from 10 to 40 years, with high occupancies.

         Figure 2 is a cross section and overview of the west Ft. Lauderdale office market also know as Cyprus Creek. Overall the subject is competing equal to the other office buildings in the market. Additional office buildings are to be constructed in Broward County, but outside the immediate market area. These buildings will compete indirectly with the subject, but are not anticipated to impact the subject's or market occupancy.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              24

                                    Figure 2
                Cyprus Creek and Broward County Office Submarket

                                                                                                                 Relative
                                                                                                                 Age/Condition and
Building(1)                  Location                      SF (GLA)         Occupancy        Rent ($/SF)         Location to Subject
---------------------------- ----------------------------- ---------------- ---------------  ------------------  -------------------
2101 Building                2101 West Commercial Blvd               94,980       82%        $13.00              Slightly Superior
Avion Corp. Center           2200 West Commercial Blvd               66,908       98%        $12.00              Equal
Commercial Place I           3230 West Commercial Blvd               90,370       98%        $14.00              Equal
Commercial Place II          3250 West Commercial Blvd               83,336       50%        $12 to $15.50       Superior
The Exchange                 3303-3363 W Commercial Blvd            173,814       93%        $11.00              Equal
Atrium 2000                  2000 West Commercial Blvd              109,000       94%        $12.00              Equal
Spectrum Center              1500 NW 49th Avenue                     80,000        0%        $14.00              Superior
Ft. Lauderdale               5410 NW 33rd Avenue                     65,891       96%        $10.50              Equal
Commerce Center
Trafalger Plaza              5300-5310 NW 33rd Avenue                97,795       87%        $10.50              Equal
Lakeshore I                  5100-5200 NW 33rd Avenue               103,554       91%        $12.25
Lakeshore II                 5100-5200 NW 33rd Avenue                97,261       89%        $12.25

Broward County Total                                             10,063,602       91%        $15.00

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              25

Cypress Creek                                                     3,945,020       92%        $14.00
Submarket
Cypress Creek                                                     2,514,381       92%        $13.00
Submarket Class B

(1) All individual are Class "B" and part of Broward County and Cypress Creek submarket.

Source: Integra Chapman & Bell, Miami, and Black's Guide to Commercial Real Estate, 1998, 1999.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              26

         The industrial parks within the neighborhood include the Ft. Lauderdale Industrial Park which is contiguous to the Ft. Lauderdale Executive Airport. Industrial users have primarily light industrial or service needs. Rents for industrial uses are $3.95 to $6.50 per square foot, with the tenant responsible for expenses. Occupancies are 85 percent or higher.

                  Vacant land accounts for approximately 20 percent of the neighborhood, and is primarily located in the east and southeast portions of the area. These areas will not be developed in the immediate future because of the sites physical limitations or Planning and Zoning restrictions due to traffic congestion.

         Police and fire protection are provided by the City of Ft. Lauderdale and Broward County. The City of Ft. Lauderdale's Fire Department is approximately 1 mile west of the subject property providing ample fire protection.

         Utilities servicing the area include natural gas and electricity supplied by Florida Power & Light, water supplied by Ft. Lauderdale Water Company, telephone provided by Bell South, and sewage disposal by the City of Ft. Lauderdale Sewer System.

         In summary, the neighborhood is in high demand for retail and office uses as demonstrated by the occupancy and rent levels. The neighborhood is at the end of the growth phase and is entering the stability phase. New development will occur in infill locations. Utilities are reasonably adequate and available in developed areas.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              27

PHYSICAL ATTRIBUTES
-------------------
         The PHYSICAL ATTRIBUTES are divided into the site and improvement descriptions of the property.

SITE ATTRIBUTES


         The subject consists of three parcels located near the intersection of Commercial Boulevard and Northwest 33rd Avenue. Phase II has frontage on Commercial Boulevard and Northwest 33rd Avenue. Phase II is north of Phase I with visibility and frontage on Northwest 33rd Avenue. The excess land has visibility on Commercial Boulevard. The subject subdivision plats are included as Figures 3, 4, and 5.

                                       Figure 3
                                       Site Plan

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              28

                                       Figure 4
                                       Site Plan

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              29

                                       Figure 5
                                       Site Plan

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              25

Land Area:                   Phase I        7.35 acres or 320,096 sf
                             Phase II       6.70 acres or 291,896 sf
                             Excess Land    2.931 acres or 127,683 sf
Shape:                       Phase I        Irregular
                             Phase II       Irregular
                             Excess Land    Irregular
Front Feet:                  Phase I        452 feet on Northwest 33rd Avenue
                             Phase II       835 feet on West Commercial Blvd
                             Phase II       450 feet on Northwest 33rd Avenue
                             Excess Land    81 feet on Commercial Blvd
Topography:                  Level, on grade with West Commercial Boulevard and
                             Northwest 33rd Avenue.
Drainage:                    Drainage to offsite retention basin north of the
                             subject and drainage canal between Phases I and II.
Flood Zone:                  According to Flood Insurance Rate Map (FIRM) Panel
                             #12011C0204F, dated August 18, 1992 (Figure 6),
                             the subject is located in Flood Zone "AH", an area
                             inside the 100-year flood plain.  The subject
                             improvements are 2 to 3 feet above the floodplain
                             elevation and have been approved by the Broward
                             County Planning Commission and the City of Ft.
                             Lauderdale.
Utilities:                   Water, sewer, electricity, natural gas, and
                             telephone.
Parking Spaces and Material: Phase I has approximately 386 asphalt paved parking spaces or 3.73 spaces per 1,000 GLA.
                             These spaces are in average
                             condition. The number of spaces is
                             less than required by Planning and
                             Zoning. The spaces exclude rear
                             parking in the loading area between
                             the buildings.

                             Phase II has 401 spaces or 4.13
                             spaces per 1,000 GLA. The spaces are
                             in average condition.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              30

Street Improvements:         Commercial Boulevard is a medium speed east/west
                             four to six lane roadway. The average traffic count
                             is 61,200 APR in 1998 (intersection of Northwest
                             33rd Avenue, Northwest 31st Avenue, and Commerce
                             Boulevard)
Ingress and Egress:          Phase I has two curb cuts from east side of
                             Northwest 33rd Avenue.

                             Phase II has one curb cut each from
                             Northwest 31st Avenue, and along
                             Commercial Boulevard and Northwest
                             33rd Avenue.

                             Phase I and II are not connected
                             because of the canal. The excess land
                             has shared access with Phase I.
Building/Land Ratio:         105,100 sf GBA/320,096 sf land = 0.33
                             101,100 sf GBA/291,896 sf land = 0.34
Setbacks and Easements:      Phase I is set back 164 feet from Northwest 33rd
                             Avenue. A 25 foot drainage easement extends along the northern boundary. A 20 foot utility easement is on the southern boundary. A 30 foot lake maintenance easement extends along the eastern boundary.

                             Phase II has 12 foot utility
                             easements along the west and south
                             boundaries. A 20 foot canal
                             maintenance easement exist along the
                             northern boundary.

                             Excess Land - the excess land does
                             not have utility easements, which
                             negatively impacts the site.

Miscellaneous Site           Phase I has concrete curbing, sidewalks, landscaped
Improvements:                medians and a shared concrete pad between the
                             improvements which is used for a
                             loading area. Fire protection is
                             provided from five hydrants at the
                             north and west sides of the parcel.

                             Phase II has concrete curbing
                             sidewalks, landscaping medians,
                             signage, and a concrete pad for the
                             loading area.

         Overall, the subject parcels have average utility and visibility for the existing uses. The inspection revealed no apparent adverse easements or encroachments. The subject parcels are equal to competing office and light industrial locations in Ft.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              32

Lauderdale. The sites have sufficient shape, depth, visibility, and good access for the current uses. The parcels are located in the 100-year flood plain which is typical because of the low elevation in the neighborhood. Building elevations are three feet above flood elevations as shown on Figures 3 and 4.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              33

                                    Figure 6
                                    Flood Map

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              34

         Phase I has a deficit of approximately 14 parking spaces. Interviews with management does not indicate that Phase I occupancy has been adversely effected by the insufficient parking spaces. The subject tenants have been service users attracted by the office/warehouse space. The warehouse space accounts for an average 12 percent of the overall space. These tenants have less than typical needs for employee or customer parking. There is no differential in the market for office versus office/warehouse rent users. The subject's office/warehouse design is unique to the market compensating for any deficiencies. Based upon Integra Chapman & Bell's inspection, the soils are of suitable load-bearing capacity as evidenced by surrounding properties and the subject's integrity. Photographs of the subject are included as Exhibit "B".

IMPROVEMENT ATTRIBUTES
----------------------

         A detailed description of Phase I and II improvement attributes is as follows and was taken from a physical inspection of the property and limited floor plans.

          Both buildings are multi-tenant and first floor users and have approximately 20 percent as unfinished space. The second floor finish is 100 percent office. The office space varies with the tenant but is classified as Class "A" to "B" finish. The average tenant space would be classified as Class "B" space.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              35

EXTERIOR                                            Phase I                                         Phase II
--------                                            -------                                         --------
Year Built:                    1987                                             1990
Gross Building Area:           105,100 square feet                              100,100 square feet
Gross Leasable Area:           103,554 GLA is used for the tenant               97,261 GLA is used for the tenant
                               space.  Load factor of 20 percent                space.  Load factor of 20 percent
                               on 1st floor space and 10 percent                on 1st floor space and 10 percent
                               on 2nd floor space.                              on 2nd floor space.
Foundation:                    Poured concrete foundation with                  Poured concrete foundation with
                               spread footings; average condition.              spread footings; average condition.
Framing:                       Steel frame construction; average                Steel frame construction; average
                               condition.                                       condition.
Walls and Doors:               Exterior walls are curtaining                    Exterior walls are curtaining
                               masonry and glass; average                       masonry and glass; average
                               condition.  Rear elevations of the               condition.  Rear elevations of the
                               buildings are concrete walls with                buildings are concrete walls with
                               stucco finish; average condition.                stucco finish; average  condition.
Windows:                       Tinted double-pane in metal frame;               Tinted double-pane in metal frame;
                               average condition.                               average condition.
Roof Structure:                Built-up ballasted roof; average                 Built-up ballasted roof; average
                               condition.                                       condition.
Roof Cover:                    Single ply membrane roof. Parapet                Single ply membrane roof. Parapet
                               walls are covered with single                    walls are covered with single
                               membrane; average condition.                     membrane; average condition.
                               Rubberized membrane; average                     Rubberized membrane; average
                               condition.                                       condition.
Number of Stories:             Two                                              Two
Stairwells:                    Emergency stairwells at each end                 Emergency stairwells at each end
                               of hallway.  Interior stairwells at              of hallway.  Interior stairwells at
                               foyer; average condition.                        foyer; average condition.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              36

INTERIOR                                            Phase I                                         Phase II
--------                                            -------                                         --------
Walls:                         Painted drywall, wallpaper/vinyl                 Painted drywall, wallpaper/vinyl
                               covering; average condition.                     covering; average condition.
Ceiling:                       Painted drywall with acoustical tile             Painted drywall with acoustical tile
                               in metal grid in office areas; open              in metal grid in office areas; open
                               foyer at main entrance; average                  foyer at main entrance; average
                               condition.                                       condition.
Floors:                        Tile or carpet in office and hallway;            Tile or carpet in office and hallway;
                               marble in some offices; tile in                  marble in some offices; tile in
                               restrooms; average condition.                    restrooms; average condition.
Lighting:                      Incandescent and recessed                        Incandescent and recessed
                               flourescent panels; average                      flourescent panels; average
                               condition.                                       condition.
Doors:                         Glass/wood entry doors in metal                  Glass/wood entry doors in metal
                               frames; average condition.                       frames; average condition.
Electric:                      Each tenant is individually metered.             Each tenant is individually metered.
                               Capacity varies by size. Base unit               Capacity varies by size. Base unit
                               use is 200 amphage, 3 phase                      use is 200 amphage, 3 phase.
Plumbing:                      Common area men and women                        Common area men and women
                               restrooms on each floor with six to              restrooms on each floor with six to
                               eight  fixtures each.  Natural gas-              eight  fixtures each.  Natural gas-
                               fired water heaters; average                     fired water heaters; average
                               condition.                                       condition.
Sprinkler:                     Dry and wet sprinkler.                            Dry and wet sprinkler.
Heating, Ventilation,          Central package roof top HVAC                    Central package roof top HVAC
and Air Conditioning:          with individual controls.                        with individual controls.
Effective Age:                 12 years                                         9  years
Economic Life:                 50 years                                         80 years
Miscellaneous:                 Rear loading doors are 10'x12' and               Rear loading doors are 10'x12' and
                               10'x14' aluminum electric roll-up                10'x14' aluminum electric roll-up
                               doors.  These doors are drive-in                 doors.  These doors are drive-in
                               with the extension of 3 loading                  with the extension of 8 loading
                               docks with elevated slab.  The total             docks with elevated slab.  The total
                               loading doors and docks are 17.                  loading doors and docks are 6.

         The subject buildings do not have deficiencies that resulted in lost building utility.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              37


As of the date of the inspection, this analysis revealed the following deferred maintenance:

         - Phase II - Suites 104a and 134 tenant finish of first generation space. Estimated cost is $51,000 or $15.00 per square foot. This includes replacement carpet, painting and redesign of space.

         - Phases I and II - Foyer area - replacement of carpet, wall paper, and paint. Estimated cost is $40,000.

         - Phases I and II - Common Area - floor covering replacement in first and second floors hallways. Estimated cost is $15,000.

         These items are minimal and will be deducted as a capital expenditures in the Income Approach and as a line item in the Sales Comparison Approach.

         To determine the physical adaptability of the property for its current use, several important property attributes were investigated including building and site layout, quality of construction, and building utility. The improvements do not suffer from functional or external obsolescence.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              38

ECONOMIC ATTRIBUTES
-------------------

         The ECONOMIC ATTRIBUTES are discussed under the highest and best use concept which is the use or the likely use which will create the maximum return to the land. HIGHEST AND BEST USE OF THE REAL ESTATE gives consideration to the possible, physical, feasible, legal, and permitted uses which would provide the highest net return to the owner of the site under all current market conditions. Highest and best use is defined as:

                  The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.(4)

         The previous definition applies specifically to the highest and best use of the land. In many cases where a site has existing improvements, the highest and best use may well be determined to be different from the existing use. The existing use would continue until the land value exceeds the total value of the property in its existing use. Due to the age and condition of the subject's improvements, this is unlikely in the near future.

         Further implied within the definition of highest and best use is the recognition of the contribution of the specific use to the community environment or community development goals. In appraisal practice, the concept of highest and best use represents the premise upon which value is based.

         The MARKET AREA TRENDS IMPACT OF THE SUBJECT USE AND PHYSICAL ADAPTABILITY ON VALUE.

------------------------
    (4) Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, Third Edition (Chicago, Illinois, 1993), p. 171.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              39

HIGHEST AND BEST USE AS VACANT
------------------------------

LEGAL PERMISSIBILITY

         The subject parcels are zoned B-3-C, Planned Warehouse/Light Industrial
- Controlled and B-1-C, Retail Business Controlled. The parcels are legally capable to be developed to an array of office/industrial uses as currently exist within the area. As such, the site's possible, physical, and feasible features carry a higher significance in the highest and best use analysis of the property than the legally permitted uses.

PHYSICAL POSSIBILITY

         The parcels are of significant size and possess good physical and visual access from Commercial Boulevard and Northwest 33rd Avenue. All public/private utilities such as water, sewer, electricity, and telephone are available to the site. The site is level on grade with the street and drains to the canal separating the two parcels and the lake. The sites are inside the 100-year flood zone. General surrounding uses tend to indicate that the soil type has adequate load-bearing capacity, but no engineering reports were provided to verify this observation. The site is not considered to be restricted by potential physical problems.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              40

FINANCIAL FEASIBILITY

         The financial feasibility is generally believed to be met by the location of similar uses in the area. Rents in the current market tend to support a reasonable return on land and building and should continue to show slight increases over the near foreseeable future. Further, given the land value of the subject and those in the immediate area, development for office or light industrial is possible.

         Considering the zoning, size, shape, and interstate exposure, other uses would not be feasible for these sites.

MAXIMUM PROFITABILITY

         The site, as if vacant, can be used for any number of zoned industrial, service, or office uses. However, due to the subject's size, access, exposure, and neighboring uses, the most likely use for the subject's site is for office/service development.

         In summary, the opinion of the highest and best use of the real estate as vacant is the subject property's current use for office/service.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              41

HIGHEST AND BEST USE AS IMPROVED
--------------------------------

LEGAL PERMISSIBILITY

         The improvements conform to zoning, building codes, density, and setbacks. In addition, the parking, building heights, landscaping, access, drainage, and other (public or private/deed) restrictions are assumed to have been met.

PHYSICAL POSSIBILITY

         The subject buildings are multi-tenant office/service buildings with tenant sizes of 715 square feet to 10,058 square feet. Tenants are primarily 1,000 square feet to 3,000 square feet which is typical for the market. The buildings are of quality construction and condition except for a few deferred maintenance issues presented.

FINANCIAL FEASIBILITY/MAXIMUM PROFITABILITY

         From the Black's Office Report Overview 1999 market survey, the vacancy rate for the subject's market area (Cypress Pointe) is 12 percent. The total area accounts for approximately 3.6 million square feet. The estimated net space absorption has been approximately -14,000 square feet per year for the past two years accounting for less than one percent of the total space. Based on interviews with local brokers this can be attributed to frictional vacancy. The larger market area, Broward County, has had a positive net absorption for the office space of approximately 160,000 for the past two years.

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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              42

         Historic trends in the market show decreasing construction of multi-tenant speculative space. New construction planned to be available in the Broward County market area for the 6 to 12 months is approximately 250,000 to 750,000 square feet or a growth of 3 to 9 percent. This slightly less than five year average (approximately 1 million square feet construction per year) but higher than the previous two years when less than 500,000 square feet was constructed. The growth in the overall market is strong relative to previous years.

         The office district is described as the Cypress Creek submarket area. The submarket encompasses approximately 3,945,020 square feet of which 2,514,381 is classified as Class "B" similar to the subject. For the subject direct competitors occupancies are 87 percent for stabilized buildings. The subject occupancy for Lakeshore I and II is approximately 90 percent. Two buildings, Spectrum Center and Commercial Place II, lost tenants in the past 12 months. Absorption for the past two years has been a -18,000 square feet in the Cypress Creek submarket from 1996 to 1999 and within the Class "B" segment a loss of -15,000 leasable square feet GLA for the past 12 months.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              43

                                    Figure 7
                       Cyprus Creek Class "B" Competitors

                                                                                                         Annual Rent
Building                     Location                               SF (GLA)         Occupancy              Per SF
---------------------------- -------------------------------------- ---------------- ---------------  ------------------
2101 Building                2101 West Commercial Blvd                94,980               82%        $13.00
Avion Corp. Center           2200 West Commercial Blvd                66,908               98%        $12.00
Commercial Place I           3230 West Commercial Blvd                90,370               98%        $14.00
Commercial Place II          3250 West Commercial Blvd                83,336               50%        $12 to $15.50
The Exchange                 3303-3363 W Commercial Blvd             173,814               93%        $11.00
Atrium 2000                  2000 West Commercial Blvd               109,000               94%        $12.00
Spectrum Center              1500 NW 49th Avenue                      80,000                0%        $14.00
Ft. Lauderdale               5410 NW 33rd Avenue                      65,891               96%        $10.50
Commerce Center
Trafalger Plaza              5300-5310 NW 33rd Avenue                 97,795               87%        $10.50
Lakeshore I                  5100-5200 NW 33rd Avenue                103,554               91%        $12.25
Lakeshore II                 5100-5200 NW 33rd Avenue                 97,261               89%        $12.25

Source: Integra Chapman & Bell, Miami, and Black's Guide to Commercial Real Estate, 1998, 1999.

         The market area has had moderate rental growth and stable occupancy for the previous three years. Rent levels, for the market, similar to the subject have had growth rates of 1.5 to 2 percent based on manager's interview and secondary sources.

         Future rent growth is projected to be similar at 2 percent per year. Occupancy levels for the market and submarket are 85 to 90 percent and are expected to remain stable with the addition of new space and future construction.

         Based upon these observations, the opinion of the highest and best use of the real estate as improved is the current office/service use.

VALUATION ANALYSIS
------------------

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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              44

         The appropriate MARKET ANALYSIS and/or economic demand analysis has been performed to address the demand characteristics from which the value impact can be determined. The value derived used RECOGNIZED METHODS AND TECHNIQUES THAT ARE NECESSARY TO PRODUCE A CREDIBLE APPRAISAL. The typical methods considered in an appraisal analysis are the Cost, Sales Comparison, and Income Approaches to value.

         The Cost Approach has not been used because of the difficulty in determining accrued depreciation for the improvements. The Cost Approach is not utilized as investors as a reliable method for valuation. This is deemed adequate to EXPLAIN AND SUPPORT THE EXCLUSION of the Cost Approach.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              45

         The SALES COMPARISON APPROACH IS APPLICABLE and utilizes the dollar sale-price- per-square foot unit of comparison with adjustments made for differences between the sales as compared to the subject. This approach estimates the "as is" leased fee value. This valuation method has been used to support the value derived from the Income Approach.

         The INCOME APPROACH IS APPLICABLE and uses a discounted cash flow analysis to estimate the leased fee value. Future rent is based on the market lease. The subject lease has been compared to current economic rent using other current market area leases. Expenses and investor capitalization and discount rates were determined from comparables and interviews with market area participants. The indicated value is the "as is" value.

         The values were correlated to determine the "as is" leased fee market values. The subject's leases have been considered in the leased fee analysis.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              46

COST APPROACH
-------------

LAND VALUE
----------

         The land was valued by the Sales Comparison Approach, as though vacant and available for its highest and best use. A search resulted in the collection of four sales, which were verified and analyzed on a dollar-per-square foot basis. None of the comparables (unless stated on the sale summary) have resold in the past three years to the best of Integra Chapman & Bell's knowledge.

         A summary of these sales and rating grid is included as Figure 8. Details of these sales are found in the Addenda as Exhibit "C".

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              47

                                    Figure 8
                                Land Comparables


                               1                        2                       3                       4
Key Number                     7792                     7793                    7794                    7791
Name                           Park of Commerce                                                         Storage World
Address                                                 Carribean Circle        3300 N University Dr.
City                           Ft. Lauderdale           Ft. Lauderdale          Coral Springs           Ft. Lauderdale
State                          FL                       FL                      FL                      FL
Date of sale                   3-Aug-98                 9-Jun-98                4-Feb-99                1-Apr-99
Sale Price                     $816,800                 $1,798,500              $1,750,000              $528,405
Cash Equivalent Amount         $816,800                 $1,798,500              $1,750,000              $528,405
# of SQ FT                     179,032                  214,315                 259,182                 105,681
# of Acres                     4.11                     4.92                    5.95                    2.43
Zoning                         COM                      IOC                     GC
Land Use                       Office                   Other                   Office                  Self Storage
Topography                                              Level                   Level                   Level
Price Per Acre                 $198,735                 $365,549                $294,118                $217,809
Property Rights
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $198,735                 $365,549                $294,118                $217,809
Financing Terms
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $198,735                 $365,549                $294,118                $217,809
Conditions of Sale
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $198,735                 $365,549                $294,118                $217,809
Time/Market Conditions         3.74%                    4.19%                   2.22%                   1.76%
% Adjustment
(Annualized % = 3.00%)
Time ADJ Price Per Acre        $206,167                 $380,865                $300,647                $221,643

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              48

Location
 Dollar Adjustment             $0.00                    ($95,216)               $0.00                   $0.00
 Percentage Adjustment         0.00%                    -25.00%                 0.00%                   0.00%
 Adjusted Price                $206,167                 $285,649                $300,647                $221,643
Size
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $206,167                 $285,649                $300,647                $221,643
Utility
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $206,167                 $285,649                $300,647                $221,643

Net Adjustment                 $0.00                    ($95,216)               $0.00                   $0.00
Net Percent Adjustment         0.00%                    -25.00%                 0.00%                   0.00%
Adjusted Price                 $206,167                 $285,649                $300,647                $221,643

                               Market Range Per Acre...
                               Maximum =                $300,647
                               Minimum =                $206,167
                               Mean =                   $253,527

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              49

         The comparables selected are briefly summarized as follows:

         Comparable 1 is located in the Park of Commerce Business Park in Ft. Lauderdale, Florida containing 179,032 square feet or 4.11 acres and selling for a confirmed price of $816,800 in August 1998. The site characteristics include water, sewer, electricity, natural gas, and telephone with approximately 50 percent of the site in the 100-year flood plain and zoned COM. This site was used for a multi-tenant low rise office building.

         Comparable 2 is located on Carribean Circle in the Park of Commerce Business Park in Ft. Lauderdale, Florida containing 214,315 square feet or 4.92 acres and selling for a confirmed price of $1,798,500 in June 1998. The site characteristics include water, sewer, electricity, natural gas, and telephone with the site in the 100-year flood plain and zoned IOC. This site was used for a multi-tenant low rise office building.

         Comparable 3 is located on 3300 North University Drive in Ft. Lauderdale, Florida containing 259,182 square feet or 5.95 acres and selling for a confirmed price of $1,750,000 in February 1999. The site characteristics include water, sewer, electricity, natural gas, and telephone with the site in the 100-year flood plain and zoned GC, Office. This site was used for a multi-tenant low rise office building.

         Comparable 4 is located in Ft. Lauderdale, Florida containing 105,681 square feet or 2.43 acres and selling for a confirmed price of $528,405 in April 1999. The site characteristics include water, sewer, electricity, natural gas, and telephone with the site in the 100-year floodplain and zoned IOC. This site is to be used for a self storage facility.

         Adjustments for interest appraised and condition of sale are not necessary for the sales selected. The adjustment for market condition (time) is 3 percent, based upon linear regression of the sales included plus other sales in the market not sufficiently comparable to consider. The land appreciation for the office/service sites is tantamount to other land uses in the market area indicating little divergence from the

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              50

overall real estate market.

PHYSICAL ADJUSTMENTS

         A direct comparison of the comparables revealed no size adjustment is warranted. The comparables range from 2.43 acres to 5.95 acres. Lakeshore I and II are slightly larger sites, but indications from lots for sale in the Park of Commerce do not indicate any incremental value differential for a larger site under 10 acres.

         The location adjustment, when required, was based upon comparison of sales after time adjustments. Comparable 2 required a 25 percent downward adjustment because of a superior location. The subject location is sightly inferior because of the immediate surrounding land uses than the superior comparables.

         The indicated range is $206,167 to $300,647 per acre. Lakeshore I and the excess land are considered to be a superior location because of commercial exposure. The estimated land value is $255,000 per acre. Based on comparable sales not included in the analysis, the secondary location, Lakeshore II, is approximately 25 percent inferior. The land values are as follows. The primary commercial location is estimated at $255,000 per acre and the secondary location at $200,000 per acre.

                              Acres             $/Acre                 Indicated Value             Rounded to
Lakeshore I                     7.35            $255,000               $1,874,250                  $1,900,000
Lakeshore II                    6.70            $200,000               $1,340,000                  $1,350,000
Excess Land                    2.931            $255,000               $  747,405                  $  750,000

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              51

SALES COMPARISON APPROACH
-------------------------

         The Sales Comparison Approach was utilized to value Lakeshore I and II. The improvements are 105,100 square feet and 100,100 square feet, respectively. Recent office building sales from the Ft. Lauderdale area were analyzed on a dollar-per-square foot (GBA) basis after subtracting the estimated land value at the time of sale using land sales in the area. Extracting the land value minimizes the locational influences. To the best of Integra Chapman & Bell's knowledge, none of the comparables (unless stated on the sale summary) have resold in the past three years. The sales all have transpired since 1996. A summary of these sales and a sales rating grid are included as Figure 9. The details of these comparables are found in Exhibit "D".

                                    Figure 9
                     Improved Sales Identified and Described

                               1                        2                       3                       4
Key Number                     2955                     2954                    2982                    2745
Name                           Vantage Industrial       The Exchange            Am Capital Properties   Fountains of Plantation
Address                        2900 West Cyprus         W Commercial Blvd.      University Dr.          University Dr.
City                           Ft. Lauderdale           Ft. Lauderdale          Ft. Lauderdale          Ft. Lauderdale
State                          FL                       FL                      FL                      FL
Date of sale                   1-Jul-98                 1-Dec-96                1-Dec-97                1-Apr-98
Sale Price                     $2,750,000               $13,850,000             $6,630,000              $7,800,000
Cash Equivalent Amount         $2,750,000               $13,850,000             $6,630,000              $7,800,000
Rentable Area                  43,463                   167,867                 101,181                 112,000
Gross Building Area            43,561                   167,867                 101,181                 112,000
Land Area (SF)                 99,317                   570,200                 295,772                 273,170
Land Area (Acres)              2.28                     13.09                   6.79                    6.20
Year Built                     1984                     1987                    1983                    1982
EGIM                           6.9                      6.5                     6.6                     5.2
Ro                             9.8%                     9.7%                    10.5%                   11.5%
Effective Age                  14                       9                       14                      16
Price Per GBA                  $63.13                   $82.51                  $65.53                  $69.64
Property Rights
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $63.13                   $82.51                  $65.53                  $69.64
Financing Terms
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $63.13                   $82.51                  $65.53                  $69.64

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              52

Land Value
 Dollar Adjustment             ($12.56)                 ($16.01)                ($15.28)                ($13.99)
 Percentage Adjustment         -19.90%                  -19.40%                 -23.32%                 -20.09%
 Adjusted Price                $50.57                   $66.50                  $50.25                  $55.65
Time/Market Conditions         0.00%                    0.00%                   0.00%                   0.00%
% Adjustment
(Annualized % = 3.00%)
Time ADJ Price Per Acre        $50.70                   $66.50                  $50.25                  $55.65
Age/Condition
 Dollar Adjustment             $4.05                    ($1.33)                 $4.02                   $6.68
 Percentage Adjustment         8.00%                    -2.00%                  8.00%                   12.00%
 Adjusted Price                $54.62                   $65.17                  $54.27                  $62.33
Construction
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $54.62                   $65.17                  $54.27                  $62.33
Occupancy
 Dollar Adjustment             $0.00                    $0.00                   $0.00                   $0.00
 Percentage Adjustment         0.00%                    0.00%                   0.00%                   0.00%
 Adjusted Price                $54.62                   $65.17                  $54.27                  $62.33
Land Value
 Dollar Adjustment             $17.00                   $17.00                  $17.00                  $17.00
 Percentage Adjustment         31.12%                   26.09%                  31.32%                  27.27%
Net Adjustment                 $21.05                   $15.67                  $21.02                  $23.68
Net Percent Adjustment         41.63%                   23.56%                  41.83%                  42.55%
Adjusted Price                 $71.62                   $82.17                  $71.27                  $79.33

                               Market Range Per GBA...
                               Maximum =                $102.77
                               Minimum =                $71.27
                               Mean =                   $82.84

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              53

                              Figure 9 (continued)
                     Improved Sales Identified and Described

                               5                              6                         7
Key Number                     3067                           3068                      3066
Name                           Avion                          Atrium 2000               Atrium West
Address                        2200 W. Commercial Blvd.       2000 W. Commercial Blvd.  7771 W. Oakland Park Blvd.
City                           Ft. Lauderdale                 Ft. Lauderdale            Ft. Lauderdale
State                          FL                             FL                        FL
Date of sale                   14-Jun-99                      6-Aug-98                  14-Jun-99
Sale Price                     $5,396,000                     $9,900,000                $7,200,000
Cash Equivalent Amount         $5,396,000                     $9,900,000                $7,200,000
Rentable Area                  66,908                         109,522                   92,086
Gross Building Area            66,908                         109,522                   92,086
Land Area (SF)                 157,794                        379,974                   295,860
Land Area (Acres)              3.62                           8.72                      6.79
Year Built                     1985                           1977                      1983
EGIM                           6.2                            6.2
Ro                             9.8%                           9.5%
Effective Age                  14                             21                        16
Price Per GBA                  $80.65                         $90.39                    $78.19
Property Rights
 Dollar Adjustment             $0.00                          $0.00                     $0.00
 Percentage Adjustment         0.00%                          0.00%                     0.00%
 Adjusted Price                $80.65                         $90.39                    $78.19
Financing Terms
 Dollar Adjustment             $0.00                          $0.00                     $0.00
 Percentage Adjustment         0.00%                          0.00%                     0.00%
 Adjusted Price                $80.65                         $90.39                    $78.19
Land Value
 Dollar Adjustment             ($11.96)                       ($20.09)                  ($18.43)
 Percentage Adjustment         -14.83%                        -22.23%                   -23.57%
 Adjusted Price                $68.69                         $70.30                    $59.76
Time/Market Conditions         0.00%                          0.00%                     0.00%
% Adjustment
(Annualized % = 3.00%)
Time ADJ Price Per Acre        $68.69                         $70.30                    $59.76
Age/Condition
 Dollar Adjustment             $5.50                          $15.47                    $4.78
 Percentage Adjustment         8.00%                          22.00%                    8.00%
 Adjusted Price                $74.19                         $85.77                    $64.54
Construction
 Dollar Adjustment             $0.00                          $0.00                     $0.00
 Percentage Adjustment         0.00%                          0.00%                     0.00%
 Adjusted Price                $74.19                         $85.77                    $64.54
Occupancy
 Dollar Adjustment             $0.00                          $0.00                     $0.00

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              54

 Percentage Adjustment         0.00%                          0.00%                     0.00%
 Adjusted Price                $74.19                         $85.77                    $64.54
Land Value
 Dollar Adjustment             $17.00                         $17.00                    $17.00
 Percentage Adjustment         22.91%                         19.82%                    26.34%
Net Adjustment                 $22.50                         $32.47                    $21.78
Net Percent Adjustment         32.76%                         46.19%                    36.45%
Adjusted Price                 $91.19                         $102.77                   $81.54

                               Market Range Per GBA...
                               Maximum =                      $102.77
                               Minimum =                      $71.27
                               Mean =                         $82.84

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              55

         An outline of the pertinent details of the comparables is as follows.

         Comparable 1, Vantage Industrial Office Property is located at 2900 West Cyprus in Ft. Lauderdale, Florida, containing 99,317 square feet and selling for a confirmed price of $2,750,000 in July 1998 The 43,561-square foot gross building area improvements, built in 1984, are of brick veneer glass and steel construction and were in average condition for both the exterior and interior.

         Comparable 2, The Exchange, is located at on West Commercial Boulevard in Ft. Lauderdale, Florida, containing 570,200 square feet and selling for a confirmed price of $13,850,000 in December 1996. The 167,867-square foot gross building area improvements, built in 1987, are of pre-cast concrete, dryvit and glass construction and were in average condition for both the exterior and interior.

         Comparable 3, American Capital Properties is located at University Drive in Ft. Lauderdale, Florida, containing 295,772 square feet and selling for a confirmed price of $6,630,000 in October 1997. The 101,181-square foot gross building area improvements, built in 1983, are of precast concrete construction and were in average condition for both the exterior and interior.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              56

         Comparable 4, Fountains of Plantation is located at University Drive in Ft. Lauderdale, Florida, containing 273,170 square feet and selling for a confirmed price of $7,800,000 in May 1998. The 112,000-square foot gross building area improvements, built in 1982, are of brick veneer, concrete, and glass construction and were in average condition for both the exterior and interior.

         Comparable 5, The Avion is located at 2200 West Commercial Drive in Ft. Lauderdale, Florida, containing 157,794 square feet and selling for a confirmed price of $5,396,000 in June 1999. The 66,908-square foot gross building area improvements, built in 1985, are of steel and concrete construction and were in average condition for both the exterior and interior.

         Comparable 6, is located at 2000 West Commercial Drive in Ft. Lauderdale, Florida, containing 379,974 square feet and selling for a confirmed price of $9,900,000 in August 1998. The 109,522-square foot gross building area improvements, built in 1977, are of steel and concrete construction and were in average condition for both the exterior and interior.

         Comparable 7, is located at 7771 West Oakland Park Boulevard in Ft. Lauderdale, Florida, containing 295,860 square feet and selling for a confirmed price of $7,200,000 in June 1999. The 92,086-square foot gross building area improvements, built in 1983, are of steel and concrete construction and were in average condition for both the exterior and interior.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              57

         Adjustments for property rights, financing terms, and/or condition of sale are not necessary for the sales selected.

         From the improved comparable, land is extracted to derive the improvement values only. The remaining building value reflects the improvement value only with minimal location influence.

         The market condition adjustment is derived by a comparison of the sales to determine if appreciation of the improvements is occurring in the market. There is no evidence from the sales to support a market condition adjustment. Other characteristics which may indicate a market condition adjustment include high or lower than market occupancy levels or spikes in effective rents. Interviews with managers, leasing agents or secondary sources do not indicate these conditions exist.

         Physical adjustments are segmented for physical and economic differences. Physical adjustments examined include age, condition, efficiency, quality of construction and tenant improvements. Economic adjustments are below market occupancy, below market rents and future excessive rent loss due to tenant turnover. Adjustments have been made for age and condition.

         The age adjustment is the effective age of the subject versus the comparables. The economic life of the improvements is estimated at 50 years. The effective ages of Lakeshore I is 12 years and Lakeshore II is 9 years. The comparables effective ages range from 9 to 21 years. The subject improvements are relatively close in age therefore, an effective age of 10 years is used as the basis for comparison.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              58

         The land value is derived in the site valuation and is included on a dollar per square foot of building area. The land value is estimated at $17.00 per square foot of building area.

         The indicated range from this analysis is $71.27 to $102.77 per square foot. Giving the greatest consideration to Comparables 5, 6, and 7, Integra Chapman & Bell has selected $90.00 per square foot for the subject.

         The indicated value from the Sales Comparison Approach using the dollar per square foot adjustment is:

                       SF          $/sf          Indicated Value    Rounded To
Lakeshore I          105,100       $90           $9,459,000         $9,500,000
Lakeshore II         100,100       $90           $9,009,000         $9,000,000

INCOME APPROACH
---------------

         The Income Approach has utilized a discounted cash flow (DCF) analysis to determine the "as is" value. From the potential gross income, a vacancy and credit factor is subtracted to determine the effective gross income. Expenses are derived from comparable office buildings and the subject's historic expenses. Typical expenses are categorized as property taxes, management/leasing commission, insurance, maintenance/repairs, utilities, janitorial, and reserves for replacement.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              59

         To derive a present value indication from the Income Approach, the cash flow are discounted by a rate equal to the current investment criteria and the last year capitalized less marketing expenses to calculate a residual value. The overall capitalization rate was determined from comparable sales in the Sales Comparison Approach and secondary source estimates such as the band of investment technique and . The discounted cash analysis uses the projected annual net incomes/cash flows and a market derived discount rate to determine the present value of the cash flows. The terminal value from the end of the holding period projects the subsequent years net income/cash flow which is capitalized at a terminal rate.

POTENTIAL GROSS INCOME
----------------------

         The market rent is determined from the rent comparables and compared to the subject's more recently negotiate contract rents. The potential gross income
(PGI) is the subject's rent at full occupancy. The leases are on a net basis with the expenses being passed thru to the tenant including taxes, insurance, maintenance, common area maintenance, and management. The summary of the Lakeshore I and II rent rolls are shown in Figure 10.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              60

                                    Figure 10
                    Summary of Lakeshore I and II Rent Rolls

                                                               Lakeshore I                         Lakeshore II
                                                  ------------------------------------- -----------------------------------
                                                       Minimum            Maximum            Minimum           Maximum
Range tenant size (SF)                                   466               9,383               812             10,580
Contract Rent                                           $ 9.45             $17.45            $10.00            $14.74
Asking Rent                                             $11.75             $12.50            $11.75            $12.50
Free Rent Months                                       3 months                             3 months
Vacancy as of 10/99                                     10.7%                                 11.1%

Percentage turnover 1999                                 23%                                   41%
Percentage turnover 2000                                 19%                                   15%
Percentage turnover 2001                                 17%                                   31%

         The tenant finish varies form Class "A-" to "B" space; however, tenant finish in excess of the typical Class 'B" finish is the tenant responsibility and sometimes amortized the additional tenant improvements over the lease. Approximately 12 percent of the overall buildings is unfinished warehouse space with 14 foot ceilings and overhead or dock access. This office/warehouse mix is unusual in the market and provides the subject buildings a comparative advantage in marketing. Based on a review of the 1st and 2nd floor tenants there is no major differential between the rent levels for the office space versus the office/warehouse space.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              61

         The subject leases also have load factors which vary with the tenant. The standard load factor is 20 percent for the first floor office/service space and 10 percent for the second floor office space. Load factors are typical in the market and range from 10 to 20 percent. Factors which influence a load factor is primary the current occupancy and rent levels.

RENT COMPARABLES

         A search was made for comparable rental properties within the subject's market area of Cyprus Creek. Sources of rental information included database, newspaper classified advertisement, multiple listing service, and signage. Leases were typically verified by interviewing the listing broker. Specific lease information was unable to be obtained because of the confidential nature of the lease information. This practice is typically acceptable by local appraisers and financial institutions.

         The TERMS AND CONDITIONS OF THE LEASES consider comparable are summarized in Figure 11. The comparable leases are from multi-tenant Class "B" office buildings in the Cyprus Creek market area. The comparable leases are on a net lease basis which is the standard in the market. Tenants are responsible for pass thru of all expenses and are separately metered for personal electric. The subject's present leases are also on a net basis with the lessee responsible for all expenses.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              62

                                    Figure 11
                            Comparable Lease Summary

Key                        2897-4                      2585-1                     2954                        2771-1
Building                   Commercial Place I          Commercial Place II        The Exchange                Atrium 2000
Address                    32300 W Commercial Blvd     3250 W Commercial Blvd     3303-3363 W Commercial      2000 W Commercial
City                       Ft. Lauderdale              Ft. Lauderdale             Ft. Lauderdale              Ft. Lauderdale
State                      FL                          FL                         FL                          FL
Average Size               3,800                       4,900                      2,560                       3,200
Survey Date                Oct-99                      Oct-99                     Oct-99                      Oct-99
Annual Rent                $53,200                     $71,050                    $28,160                     $41,600
$/SF                       $14.00                      $14.50                     $11.00                      $13.00
Average Term (years)       5                           5                          5                           2
Lessor Responsibility
Taxes                      N                           N                          N                           N
Insurance                  N                           N                          N                           N
Interior Maintenance       N                           N                          N                           N
Exterior Maintenance       N                           N                          N                           N
Utilities                  N                           N                          N                           N
Janitorial                 N                           N                          N                           N
Miscellaneous              N                           N                          N                           N
Management                 N                           N                          N                           N
Market Condition           0%                          0%                         0%                          0%
Adjusted $/Sf              $14.00                      $14.50                     $11.00                      $13.00
Physical Adjustments
Location                    =                           =                          =                           =



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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              63

Age                         =                           -                          =                           =
Condition                   +                           +                          +                           +
Quality                     =                           -                          -                           -
Total Physical Adj.        Equal                       Equal                      Equal                       Equal

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              64

         The market comparables range from $11.00 to $14.50 per square foot. The subject leases are $9.00 to $20.44 per square foot. The projected future economic rent for the subject is estimated at $12.00 per square foot which is approximately 3 percent above the current average effective rent.

EXPENSE REIMBURSEMENTS AND OTHER INCOME
---------------------------------------

         Expense reimbursements for the subject include real estate taxes, insurance, maintenance and repairs, management, advertising and administrative cost. These expenses reimbursements and other income are projected at $557,071 for Lakeshore I and $558,798 for Lakeshore II in Year 1 or $5.30 to $5.53 per square foot, respectively. The Lakeshore I historic expense reimbursements and other income have ranged from $419,234 to $588,994 for 1997 and 1998. The FY 2000 projection is within the historic parameters.

VACANCY AND CREDIT
------------------

         The market overall vacancy is 5 to 12 percent with buildings most similar to the subject at approximately 7 to 10 percent. The subject vacancy and credit factor has historically been from 8 to 12 percent and shadows the overall market vacancy. The vacancy rate, with the lease rollover, is estimated at 7 percent for Lakeshore I and II.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              65

EXPENSES
--------

         COMPARABLE OPERATING EXPENSE DATA for office properties which are the most similar to the subject, along with the subject historic expenses, are presented in Figure 12. These expenses will provide a basis for the FUTURE EXPENSES.

                                    Figure 12
                  Comparable and Subject Operating Expense Data

                           1                      2                         3                         4
                         1999         %         1999           %          2742          %           2741          %
                         BOMA                   BOMA
                     All Suburban            All Suburban                 1996                      1997
                         Ft.                     Ft.                  Confidential              Confidential
                      Lauderdale             Lauderdale                Mid-Rise(1)                Mid-Rise
                       Average                 Average
                      less than              greater than
                      100,000 SF              100,000 SF
-------------------------------------------------------------------------------------------------------------------
Effective Age          10 years               10 years                 24 years                   15 years
Total Income            $16.98                 $16.98        100        $11.20         100         $15.03
($/sf)
Expenses:
Janitorial              $0.97                  $0.99                     $0.36                     $0.38
Maintenance             $1.69                  $1.24                     $1.02                     $1.21
Utilities               $1.17                  $1.61                     $1.20                     $1.20
Grounds                 $0.23       ---        $0.40                      ---                       ---
Taxes                   $1.89                  $1.95                     $1.02                     $0.76
Management/             $0.94                  $1.46                     $0.39                     $0.61
Administrative
Insurance               $0.27                  $0.29                     $0.32                     $0.32
Other                                                                    $0.07                     $0.32
                   -----------------------------------------------------------------------------------------------
Total                   $7.05       ---        $8.10         52          $4.46          42         $4.81         26
Expenses
Adjusted 2%-            $7.05                  $8.10                     $4.75                     $5.00
Yr. to 1999
-------------------------------------------------------------------------------------------------------------------

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              66

--------------------------------------------------------------------------------
Note: Expense Comparables 1, 2, 3, and 4 are net basis with the lessor responsible for all expenses which are then passed thru to the tenant.

         Comparables 1 and 2 are the average expenses from a survey by BOMA for suburban office buildings. The average age of this expense comparable improvements is 10 years and the expenses are tabulated under the assumption that the rents are on a gross basis.

         Comparables 3 and 4 are Class "B" suburban mid-rise office buildings within the Cyprus Pointe market area. The comparables were constructed in the mid 1980's The improvements are in average condition.

         The subject is projected to operate on a net lease basis with the lessee responsible for all pass-thru expenses including real estate taxes, insurance, maintenance and repairs, janitorial, administration, and management. This subject's historic expenses are shown in Figure 13.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              67

                                    Figure 13
               Lake Shore Phase I - Income and Expense Statements


SF GBA                     1998         105,100     1997            105,100     to May 1999     Annualized      105,100
                           $            $/SF        $               $/SF        $               $               $/SF annualized
Base Rent                  981,417      9.34        1,040,046       9.90        380,521         913,250         8.69
Other Income               122,634      1.17                                    14,227          34,145          0.32
Expense Reimbursement      466,360      4.44        419,234         3.99        155,136         372,326         3.54
Effective Gross Income     1,570,411    14.94       1,459,280       13.88       549,884         1,319,722       12.56
Real Estate Taxes          158,011      1.50        177,648         1.69        105,336         252,806         2.41
Insurance                  26,602       0.25        27,481          0.26        12,500          30,000          0.29
Utilities                  45,578       0.43        46,479          0.44        15,230          36,552          0.35
Maintenance                131,375      1.25        133,198         1.27        57,643          138,343         1.32
Admin/Other
Janitorial                 56,381                   54,950                      16,155          38,772          0.37
Reserve & Replacement      25,165       0.24        1,841           0.02        2,356           5,654           0.05
Leasing Fees               109,681      1.04        86,153          0.82        54,550          130,920         1.25

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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              68


Management Fee             130,555      1.24        50,472          0.48        32,986          79,166          0.75
Total Expenses             683,348      6.50        578,222         5.50        296,756         712,214         6.78
Net Operating Income       887,063      8.44        881,058         8.38        158,000         607,507         5.78

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              69

                                    Figure 13
               Lake Shore Phase II - Income and Expense Statements


SF GBA                          1998               100,100         to May 1999        Annualized            100,100
                                $                  $/SF            $                  $                     $/SF annualized
Base Rent                       993,350            9.45            385,427            925,025               9.24
Other Income                    203,181            1.93            47,718             114,523               1.14
Expense Reimbursement           433,023            4.12            163,342            392,021               3.92
Effective Gross Income          1,629,554          15.50           596,487            1,431,569             14.30
Real Estate Taxes               184,368            1.75            96,472             231,533               2.31
Insurance                       26,000             0.25            11,250             27,000                0.27
Utilities                       39,000             0.37            17,351             41,642                0.42
Maintenance                     126,500            1.20            52,385             125,724               1.26
Admin/Other
Janitorial                      36,250                             15,226             36,542                0.37
Reserve & Replacement           1,500              0.01            2,877              6,905                 0.07
Leasing Fees                    108,000                            46,571             111,770               1.12
Management Fee                  123,000            1.17            32,120             77,088                0.77
Total Expenses                  644,618            6.13            274,252            658,205               6.58
Net Operating Income            984,936            9.37            158,000            773,364               7.73

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              70

         The subject's expenses are $5.50 to $6.78 per square foot including tenant improvements and leasing commissions. Extracting the leasing fees expense the range is $5.02 to $5.81 per square foot. The expenses are less than the secondary source expenses comparables but more than the expense comparables. For determining the future expenses the greatest weight has been given to the historic expenses. The projected expenses have been estimated for Lakeshore I at $605,053 or $5.75 per square foot and Lakeshore II at $603,072 or $6.00 per square foot in FY2000. From the historic data and the comparables these projections are reasonable. The expenses have been projected to increase at 3 percent per year based on secondary sources such as Valuation 2000 published by Integra and the Price Waterhouse/ Korpacz publication.

OVERALL RATE AND DISCOUNT RATE DETERMINATION
--------------------------------------------

         The overall rate (R sub 0) is derived from two sources. The first is from the market comparables which were included in the Sales Comparison Approach section and shown in Figure 8. From these office building sales, comparable rates of capitalization from the market range from 9.5 to 11.5 percent. The most recent sale is 9.8 percent.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              71

         Another method of deriving the capitalization rate is by the band of investment. Mortgage assumptions were based upon current information from lending institutions. This method derives a weighted-average of the mortgage and equity components of the investment. Based on interviews with market participants and local lenders, Integra Chapman & Bell assumptions for the mortgage and equity components are as follows.

                       Mortgage/Equity Formula Assumptions
================================================================================
Loan-to-Value Ratio                   70.00%
Interest Rate                          7.32%
Amortization Period                       20 years
Holding Period                             9 years
Mortgage Constant                      9.50%
Equity Ratio                          30.00%
Equity Dividend Rate                  10.00%
-------------------------------  ----------- --------- --------------- ----------
Mortgage Components                   70.00%     x             9.50% = 6.65%
Equity Components                     30.00%     x            10.00% = 3.00%
Overall Capitalization Rate            9.70%           rounded to      9.70%

         A 9.5 to 11.5 percent overall capitalization rate was indicated from the market sales. From the Band of Investment, the overall capitalization rate is estimated at 9.7 percent. The most recent contract to purchase indicates a capitalization rate of approximately 9.8 percent An overall capitalization rate of 9.8 percent has been selected based on the credit worthiness of the tenants and current market conditions.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              72

         A summary of the RATES OF CAPITALIZATION is as follows:

Market Comparables                                            9.70% to 11.5%
Mortgage Technique                                            9.70%
"Going In" Capitalization Rate in Pro forma                   9.8%

         Based on the projected year 1 net operating income, the indicated values are as follows:

                                       Lakeshore I           Lakeshore II
                                    --------------------  ---------------------
FY 2000 Net Operating Income                    $939,984               $913,674
Divided by Capitalization Rate      (divided by)    9.8%   (divided by)    9.8%
                                    --------------------  ---------------------
Value                                         $9,591,673             $9,323,204
Rounded to:                                   $9,600,000             $9,300,000

DISCOUNTED CASH FLOW ANALYSIS
-----------------------------

CASH FLOW PROJECTIONS
---------------------

         Integra Chapman & Bell as prepared a ten year projection of day cash flow analysis using a lease by lease analysis software program ( ARGUS) specifically designed for cash flow analysis. A reversion capitalization rate is used to derive an estimate the leased feet value at the end of the investment. The assumptions used in preparation of the cash flow analysis are shown in Figure 14. The discount rate and capitalization rates are derived from surveys of investor requirements and alternate investment opportunities.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              73

                                    Figure 14
                Discounted Cash Flow Assumptions and Projections

==================================================================================================
Year One                                                  10/99
Projection Period                                         10 years
--------------------------------------------------------  ----------------------------------------
INCOME
========================================================  ========================================
               Occupancy Market                           90%
               Market Rental Rate 2006
               Average Size Tenant                        $12.00/sf net basis
                                                          Growth Rate 2.5%
               Typical Lease Term                         120 Months
--------------------------------------------------------  ----------------------------------------
VACANCY
========================================================  ========================================
               Renewal Probability                        70%
               Projected Vacancy Between Leases           4 Months
               Average Vacancy                            7%
               General Vacancy and Collection Loss        2%
--------------------------------------------------------  ----------------------------------------
EXPENSES
========================================================  ========================================
               Operating Expenses (Year 1)
               Operating Expense Escalation Rates         4%
                                                          ----------------------------------------

                                                          $5.00 to $5.80/sf
               Leasing Commissions                        New Tenants 3% existing
               Tenant Improvement Allowance               New Tenants $10/sf
               Escalation of Refurbishment Costs          3%
--------------------------------------------------------  ----------------------------------------
REVERSION                                                 Lakeshore I         Lakeshore II
========================================================  =================== ====================
               Reversion Year                             Year 12/2009        Year 12/2009
               Reversion Capitalization Rate              10%                 10.25%
               Reversion Selling Expenses                 2%                  2%
               Discount Rate(Y sub 0)                     10.5%               10.8%
Value Conclusion (Rounded)                                $9,800,000          $9,000,000
                IRR                                       14.7%               15.4%

         In Exhibit "E", we have included a synopsis of the lease-by-lease program, together with the output reports.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              74

         As reflected in the cash flow projection, the income and expenses for the subject have been estimated individually over the projection period. Income and expenses vary non- systematically. The principle of change implies that neither income nor expenses remain static. These items may fluctuate in terms of the purchasing power of the dollar and in terms of commodities in exchange.

         In projecting income and expenses, Integra Chapman & Bell have considered the typical criteria for decisions of informed investors concerning market trends. Furthermore, the projected income expenses may to prove to be higher or lower than the actual operating experience of the property in the future. Integra Chapman & Bell projections reflect current market conditions and the perspective as of the effective date of this appraisal, November 2, 1999. The risk inherent in the projected assumptions is reflected in the discount (yield) rate applied to cash flow.

DCF EXPLANATIONS
----------------

MARKET RENT GROWTH RATE
-----------------------

         The projected market rent growth rate of 3.0 percent per year is slightly above the recent and projected increases in the consumer price index
(CPI), but it is consistent with typical investor expectations.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              74

ABSORPTION OF VACANT SPACE
--------------------------

         The subject buildings are currently 85 to 90 percent occupied as a multi-tenant user. The subject has a normal quantity of vacant space and is at market occupancy.

LEASE EXPIRATIONS
-----------------

         The expiration schedule for the present leases indicates abnormal risk for Lakeshore II for year 1 with 40.5 percent of the space experiencing lease expiration. For the first three years approximately 86 percent of the space expires. Lakeshore I, 24 percent of the space expires in year 1 with 60 percent expiring over three years. The lease expiration reports are shown in Exhibit "E".

OPERATING EXPENSE ESCALATION RATES
----------------------------------

         We have projected the increase in real estate taxes at 3.0 percent per year, which is generally consistent with the consumer price index (CPI). In addition, we have projected all other operating expenses to increase 3.0 percent per year, which is also consistent with CPI.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              76

LEASING COMMISSIONS
-------------------

         Leasing commissions in the area are paid primarily on a percentage basis, with total commissions typically averaging 3 percent of the total base rent of the lease. Commissions on renewals have also been estimated at 3 percent.

TENANT IMPROVEMENTS AND ALTERATIONS
-----------------------------------

         The tenant improvements are typically a negotiable item with allowances ranging from $5 to $8 per square foot for second generation space. For the subject buildings, the tenant improvements have been estimated at $4.00 per square foot.

EXTERIOR RENOVATION ALLOWANCE
-----------------------------

         An exterior renovation allowance has been included as a line item. For items not included in the normal maintenance and repair, and roof repairs.

ROOF REPAIR
-----------

         The roof repair cost has been estimated in Year 4 and Year 7, based on NTS projections, and an allowance of $3.50 per square foot has been assigned to this capital expenditure category.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              77

HVAC
----

         The HVAC is replacement of roof top units and will be conducted over a eight year period. The estimated cost is $0.50 per square foot for Years 3, 5, 7, and 9.

REVERSION CALCULATIONS
----------------------

         To estimate the value of the reversion at the end of the 10-year holding period, we have consulted the Integra Realty Resources Viewpoint 2000, which indicates "going-in" and "residual" ("reversion") capitalization rates for suburban office properties of 9.3 percent and 9.9 percent, respectively. The change in the income stream is equal to the national trend of 3.0 percent change in the income stream. The selected going out capitalization rates versus the going in capitalization rate is estimated at 9.00 percent. Based on these factors the reversion capitalization rate is 20 to 45 basis points higher than the going-in overall capitalization rate. Varying on the greater risk of Lakeshore II because of the higher percentage of leases expiring by Year 3. This reversion value is discounted to a present time frame and added to the annual discounted cash flows to derive a present value estimate. The cash flow from our 10-year holding period is reflected on the cash flow chart in Figure 14.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              78

DISCOUNT RATE ANALYSIS
----------------------

         The discount rate considered trends in interest rates and national, and was assisted by regional and local market surveys to arrive at an appropriate rate. The discount rate is also reflected in the internal rate of return, which measures investment performance. The discount rate is also determined by the change in the value or income stream over the holding period. This discount rate is applied to the annual cash flows/net incomes and the terminal or reversionary value. To assist in determining the discount rate alternative yield rates were investigated. Long-term treasury are currently yielding 6.2 percent (as of January 2000), and the corporate (B) bonds are yielding 7.6 percent (as of January 2000). Corporate bonds have a higher return than U.S. Treasury Bonds and both are lower rate of return than required by real estate investors. The differential is based upon investor expectations and requirements for the types of investments. Risk and liquidity are the principal driving factors between treasuries and real estate. As reported in Viewpoint 2000 discount rates for national suburban office buildings is 11.4 percent or approximately 3.8 percent above corporate grade levels.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              79

         The subject's going in capitalization rate is 9.8 percent. The selected discount rate is 10.5 percent for Lakeshore I and 10.8 percent for Lakeshore II or approximately 70 to 100 basis points greater than going in capitalization rate. The change in the cash flows are approximately 2 to 3 percent, which would indicate a higher discount rate. However, the internal rate of return is 14 to 15 percent, which is the upper end of the range for a stabilized property.

         After an analysis of alternative yields in current investor criteria, we have selected a discount rate of 10.50 percent for Lakeshore I and 10.8 percent for Lakeshore II.

         The pro forma table is the indicated discount rate. The cash flow projections from Argus and discounted cash flow are shown in Figures 15, 16, 17, and 18.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              80

                        Figure 15 Lakeshore 1- Cash Flow

                                     Year 1                 Year 2               Year 3                Year 4             Year 5
For the years ending                 Nov - 2000             Nov - 2001           Nov - 2002            Nov - 2003         Nov - 2004
POTENTIAL GROSS REVENUE
Base Rental Revenue                  $1,122,124             $1,259,590           $1,275,296            $1,288,806         $1,322,255
Absorption & Turnover Vacancy        (17,746)               (22,625)             (22,694)              (8,103)            (35,022)
Scheduled Base Rental Revenue        $1,104,378             1,236,965            1,252,602             1,280,703          1,287,233
Expense Reimbursement Revenue
Insurance                            34,008                 37,934               38,903                40,322             40,553
Property Taxes                       151,666                169,166              173,475               179,825            180,835
Utilities                            43,569                 48,596               49,831                51,659             51,948
Maintenance & Repairs                160,857                179,419              183,987               190,723            191,794
Administrative                       9,195                  10,249               10,514                10,899             10,959
Professional Fees                    2,299                  2,566                2,624                 2,724              2,740
Janitorial                           55,150                 61,516               63,083                65,390             65,760
Management Fee                       100,327                121,305              124,180               127,586            127,423
Total Reimbursement Revenue          557,071                630,751              646,597               669,128            672,012
TOTAL POTENTIAL GROSS                1,661,449              1,867,716            1,899,199             1,949,831          1,959,245
REVENUE
General Vacancy                      (99,798)               (109,699)            (111,839)             (128,952)          (104,577)
Collection Loss                      (16,614)               (18,677)             (18,992)              (19,498)           (19,592)
EFFECTIVE GROSS REVENUE              1,545,037              1,739,340            1,768,368             1,801,381          1,835,076
OPERATING EXPENSES
Insurance                            37,000                 37,925               38,873                39,845             40,841
Property Taxes                       165,000                169,125              173,353               177,687            182,129
Utilities                            47,400                 48,585               49,800                51,045             52,321
Maintenance & Repairs                175,000                179,375              183,859               188,456            193,167

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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              81

Administrative                       10,000                 10,250               10,506                10,769             11,038
Professional Fees                    2,500                  2,562                2,627                 2,692              2,760
Janitorial                           60,000                 61,500               63,038                64,613             66,229
Management Fee                       108,153                121,754              123,786               126,097            128,455
TOTAL OPERATING INCOME               605,053                631,076              645,842               661,204            676,940
NET OPERATING INCOME                 939,984                1,108,264            1,122,526             1,140,177          1,158,136
LEASING & CAPITAL COSTS
Tenant Improvements                  172,054                113,716              73,339                49,955             137,791
Leasing Commissions                  56,501                 39,068               26,419                18,140             50,431
Exterior Renovation                                                                                    21,538
HVAC Replacement                                                                 10,506                                   11,038
Roof Replacement                                                                                       183,071
TOTAL LEASING & CAPITAL              228,555                152,784              110,264               272,704            199,260
COSTS
CASH FLOW BEFORE DEBT                $711,429               $955,480             $1,012,262            $867,473           $958,876
SERVICE & TAXES

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              82

                  Figure 15 Lakeshore 1- Cash Flow (continued)

                                     Year 6                 Year 7               Year 8                Year 9             Year 10
For the years ending                 Nov - 2000             Nov - 2001           Nov - 2002            Nov - 2003         Nov - 2004
POTENTIAL GROSS REVENUE
Base Rental Revenue                  $1,398,708             $1,437,623           $1,466,448            $1,503,086         $1,598,121
Absorption & Turnover Vacancy        (52,370)               (20,914)             (14,367)              (39,967)           (59,793)
Scheduled Base Rental Revenue        1,346,338              1,416,709            1,452,081             1,463,119          1,538,328
Expense Reimbursement Revenue
Insurance                            41,097                 43,078               44,371                44,755             45,357
Property Taxes                       183,263                192,107              197,852               199,605            202,276
Utilities                            52,648                 55,186               56,843                57,341             58,109
Maintenance & Repairs                194,368                203,752              209,841               211,700            214,536
Administrative                       11,106                 11,640               11,989                12,096             12,258
Professional Fees                    2,776                  2,915                2,998                 3,024              3,063
Janitorial                           66,644                 69,858               71,949                72,583             73,556
Management Fee                       131,928                138,744              143,776               144,078            148,756
Total Reimbursement Revenue          683,830                717,280              739,619               745,182            757,911
TOTAL POTENTIAL GROSS                2,030,168              2,133,989            2,191,700             2,208,301          2,296,239
REVENUE
General Vacancy                      (93,408)               (129,929)            (140,058)             (117,412)          (105,129)
Collection Loss                      (20,302)               (21,340)             (21,917)              (22,083)           (22,962)
EFFECTIVE GROSS REVENUE              1,916,458              1,982,720            2,029,725             2,068,806          2,168,148
OPERATING EXPENSES
Insurance                            41,862                 42,909               43,981                45,081             46,208
Property Taxes                       186,682                191,349              196,133               201,036            206,062
Utilities                            53,629                 54,969               56,344                57,752             59,196
Maintenance & Repairs                197,996                202,946              208,020               213,221            218,551

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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              83

Administrative                       11,314                 11,597               11,887                12,184             12,489
Professional Fees                    2,829                  2,899                2,972                 3,046              3,122
Janitorial                           67,884                 69,582               71,321                73,104             74,932
Management Fee                       134,152                138,790              142,081               144,816            151,770
TOTAL OPERATING INCOME               696,348                715,041              732,739               750,240            772,330
NET OPERATING INCOME                 1,220,110              1,267,679            1,296,986             1,318,566          1,395,818
LEASING & CAPITAL COSTS
Tenant Improvements                  204,382                80,950               46,924                129,683            253,764
Leasing Commissions                  75,412                 30,116               17,605                49,074             96,851
Exterior Renovation                                         23,194
HVAC Replacement                                            11,597                                     12,184
Roof Replacement                                            197,148
TOTAL LEASING & CAPITAL              279,794                343,005              64,529                190,941            350,615
COSTS
CASH FLOW BEFORE DEBT                $940,316               $924,674             $1,232,457            $1,127,625         $1,045,203
SERVICE & TAXES

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5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              84

                   Figure 16 - Lakeshore Business 1 Pro Forma

                                                    Year 1           Year 2             Year 3           Year 4            Year 5
Cash Flow                                           $711,429         $955,480           $1,012,262       $867,473          $958,876
Clash Flow Discount @                10.50%         0.904977         0.818984           0.741162         0.670735          0.060700
Present Values                                      $643,827         $782,523           $750,250         $581,844          $582,038

Reversionary Value Capitalized at    10.00%                          $11,000,000
Discounted Reversion                                                 $  4,478,496
Sum of Discounted Net Incomes                                        $  5,330,256
Net Present Value                                                    $9,808,752
                                                    Rounded to       $9,800,000

NOTE: Year 10 Cash flow is estimated average of previous two years and projected Year 10.

Net Income                                          $711,429         $955,480           $1,012,262       $867,473          $958,876
Minus Debt Service                                  $749,425         $749,425           $749,425         $749,425          $749,425
Plus Cash Throw Off
Net Cash Flow                                       ($37,996)        $206,055           $262,837         $118,048          $209,451
Debt Coverage                                       0.95             1.27               1.35             1.16              1.28
Re                                                  -1.55%           8.40%              10.72%           4.81%             8.54%
Average Debt Coverage                1.29
Internal Rate of Return Yo           14.71%
FOOTNOTES:
Equity                               25.00%         $2,452,188
Mortgage                             75.00%         $7,356,564
Mortgage Term Years                  20
Interest Rate                        8.20%
Holding Period Years                 9
Payments Per Year                    12

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              85

Sale Price                                          $11,000,000
Sales Expense                        2.00%          ($220,000)
Mortgage Balance                                    ($5,419,584)
Cash Throw Off                                      $5,360,416

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              86

             Figure 16 - Lakeshore Business 1 Pro Forma (continued)

                                                    Year 6           Year 7             Year 8           Year 9            Year 10
Cash Flow                                           $940,316         $924,674           $1,232,457       $1,127,625       $1,100,000
Clash Flow Discount @                10.50%         0.549321         0.497123           0.449885         0.407136
Present Values                                      $516,535         $459,677           $554,464         $459,097

Reversionary Value Capitalized at    10.00%                          $11,000,000
Discounted Reversion                                                 $  4,478,496
Sum of Discounted Net Incomes                                        $  5,330,256
Net Present Value                                                    $9,808,752
                                                    Rounded to       $9,800,000

NOTE: Year 10 Cash flow is estimated average of previous two years and projected Year 10.

Net Income                                          $940,316         $924,674           $1,232,457       $1,127,625        $0
Minus Debt Service                                  $749,425         $749,425           $749,425         $749,425
Plus Cash Throw Off                                                                                      $5,360,416
Net Cash Flow                                       $190,891         $175,249           $483,032         $5,738,616
Debt Coverage                                       1.25             1.23               1.64             1.50
Re                                                  7.78%            7.15%              19.70%
Average Debt Coverage                1.29
Internal Rate of Return Yo           14.71%
FOOTNOTES:
Equity                               25.00%         $2,452,188
Mortgage                             75.00%         $7,356,564
Mortgage Term Years                  20
Interest Rate                        8.20%
Holding Period Years                 9
Payments Per Year                    12

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              87

Sale Price                                          $11,000,000
Sales Expense                        2.00%          ($220,000)
Mortgage Balance                                    ($5,419,584)
Cash Throw Off                                      $5,360,416

                       Figure 17 - Lakeshore 2 - Cash Flow

                                     Year 1                 Year 2               Year 3                Year 4             Year 5
For the years ending                 Nov - 2000             Nov - 2001           Nov - 2002            Nov - 2003         Nov - 2004
POTENTIAL GROSS REVENUE
Base Rental Revenue                  $1,089,442             $1,149,860           $1,164,607            $1,181,342         $1,228,676
Absorption & Turnover Vacancy        (36,500)               (17,299)             (31,948)              (5,431)            (37,368)
Scheduled Base Rental Revenue        1,052,942              1,132,561            1,132,659             1,175,911          1,191,308
Expense Reimbursement Revenue
Insurance                            34,294                 37,375               37,861                39,677             39,675
Property Taxes                       152,944                166,671              168,836               176,935            176,930
Utilities                            43,935                 47,881               48,504                50,829             50,828
Maintenance & Repairs                162,212                176,773              179,071               187,656            187,654
Administrative                       9,269                  10,100               10,233                10,725             10,722
Professional Fees                    2,315                  2,528                2,559                 2,683              2,680
Janitorial                           55,614                 60,607               61,396                64,339             64,339
Management Fee                       98,215                 111,762              111,969               117,468            117,075
Total Reimbursement Revenue          558,798                613,697              620,429               650,312            649,903
TOTAL POTENTIAL GROSS                1,611,740              1,746,645            1,753,088             1,826,223          1,841,211
REVENUE
General Vacancy                      (78,877)               (106,150)            (93,005)              (122,785)          (94,133)

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              88


Collection Loss                      (16,117)               (17,463)             (17,531)              (18,262)           (18,412)
EFFECTIVE GROSS REVENUE              1,516,746              1,622,645            1,642,552             1,685,176          1,728,666
OPERATING EXPENSES
Insurance                            37,000                 37,925               38,873                39,845             40,841
Property Taxes                       165,000                169,125              173,353               177,687            182,129
Utilities                            47,400                 48,585               49,800                51,045             52,321
Maintenance & Repairs                175,000                179,375              183,859               188,456            193,167
Administrative                       10,000                 10,250               10,506                10,769             11,038
Professional Fees                    2,500                  2,562                2,627                 2,692              2,760
Janitorial                           60,000                 61,500               63,038                64,613             66,229
Management Fee                       106,172                113,585              114,979               117,962            121,007
TOTAL OPERATING INCOME               603,072                622,907              637,035               653,069            669,492
NET OPERATING INCOME                 913,674                999,738              1,005,517             1,032,107          1,059,174

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              89

LEASING & CAPITAL COSTS
Tenant Improvements                  152,849                101,737              121,869               27,521             147,023
Leasing Commissions                  53,135                 36,065               43,903                9,994              53,810
Exterior Renovation                                                                                    21,538
HVAC Replacement                                                                 10,506                                   11,038
Roof Replacement                                                                                       183,071
TOTAL LEASING & CAPITAL              205,984                137,802              176,278               242,124            211,871
COSTS
CASH FLOW BEFORE DEBT                $707,690               $861,936             $829,239              $789,983           $847,303
SERVICE & TAXES

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              90

                  Figure 17 Lakeshore 2 - Cash Flow (continued)

                                     Year 6                 Year 7               Year 8                Year 9             Year 10
For the years ending                 Nov - 2005             Nov - 2006           Nov - 2007            Nov - 2008         Nov - 2009
POTENTIAL GROSS REVENUE
Base Rental Revenue                  $1,273,547             $1,322,323           $1,351,800            $1,406,059         $1,457,080
Absorption & Turnover Vacancy        (30,594)               (37,380)             (7,915)               (42,646)           (34,932)
Scheduled Base Rental Revenue        1,242,953              1,284,943            1,343,885             1,363,413          1,422,148
Expense Reimbursement Revenue
Insurance                            40,919                 41,762               43,742                43,798             45,466
Property Taxes                       182,482                186,244              195,073               195,299            201,405
Utilities                            52,423                 53,501               56,037                56,103             57,858
Maintenance & Repairs                193,542                197,529              206,896               207,134            213,613
Administrative                       11,058                 11,287               11,822                11,838             12,205
Professional Fees                    2,763                  2,819                2,955                 2,957              3,052
Janitorial                           66,359                 67,727               70,936                71,018             73,236
Management Fee                       122,789                125,929              132,867               133,192            138,622
Total Reimbursement Revenue          672,335                686,798              720,328               721,339            745,157
TOTAL POTENTIAL GROSS                1,915,288              1,971,741            2,064,213             2,084,752          2,167,305
REVENUE
General Vacancy                      (105,618)              (103,258)            (137,134)             (106,272)          (119,225)
Collection Loss                      (19,153)               (19,717)             (20,642)              (20,848)           (21,673)
EFFECTIVE GROSS REVENUE              1,790,517              1,848,766            1,906,437             1,957,632          2,026,407
OPERATING EXPENSES
Insurance                            41,862                 42,909               43,981                45,081             46,208
Property Taxes                       186,682                191,349              196,133               201,036            206,062
Utilities                            53,629                 54,969               56,344                57,752             59,196
Maintenance & Repairs                197,996                202,946              208,020               213,221            218,551

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              91


Administrative                       11,314                 11,597               11,887                12,184             12,489
Professional Fees                    2,829                  2,899                2,972                 3,046              3,122
Janitorial                           67,884                 69,582               71,321                73,104             74,932
Management Fee                       125,336                129,414              133,451               137,034            141,848
TOTAL OPERATING INCOME               687,532                705,665              724,109               742,458            762,408
NET OPERATING INCOME                 1,102,985              1,143,101            1,182,328             1,215,174          1,263,999

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              92

LEASING & CAPITAL COSTS
Tenant Improvements                  119,400                144,683              10,465                182,968            131,796
Leasing Commissions                  44,055                 53,827               3,927                 69,136             50,300
Exterior Renovation                                         23,194
HVAC Replacement                                            11,597                                     12,184
Roof Replacement                                            197,148
TOTAL LEASING & CAPITAL              163,455                430,449              14,392                264,018            182,096
COSTS
CASH FLOW BEFORE DEBT                $939,530               $712,652             $1,167,936            $951,156           $1,081,903
SERVICE & TAXES

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              93

                        Figure 18 - Lakeshore 2 Pro Forma

                                                    Year 1           Year 2             Year 3           Year 4            Year 5
Cash Flow                                           $707,690         $861,936           $829,239         $789,983          $847,303
Clash Flow Discount @                10.80%         0.902527         0.814555           0.735158         0.663500          0.598827
Present Values                                      $638,709         $702,094           $609,622         $524,154          $507,388

Reversionary Value Capitalized at    10.25%                          $10,555,151
Discounted Reversion                                                 $4,193,789
Sum of Discounted Net Incomes                                        $4,729,436
Net Present Value                                                    $8,923,226
                                                    Rounded to       $9,000,000

Net Income                                          $707,690         $861,936           $829,239         $789,983          $847,303
Minus Debt Service                                  $681,767         $681,767           $681,767         $681,767          $681,767
Plus Cash Throw Off
Net Cash Flow                                       $25,923          $180,169           $147,472         $108,216          $165,536
Debt Coverage                                       1.04             1.26               1.22             1.16              1.24
Re                                                  1.16%            8.08%              6.61%            4.85%             7.42%
Average Debt Coverage                1.27
Internal Rate of Return Yo           15.44%
FOOTNOTES:
Equity                               25.00%         $2,230,806
Mortgage                             75.00%         $6,692,419
Mortgage Term Years                  20

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              94

Interest Rate                        8.20%
Holding Period Years                 9
Payments Per Year                    12
Sale Price                                          $10,555,151
Sales Expense                        2.00%          ($211,103)
Mortgage Balance                                    ($4,930,309)
Cash Throw Off                                      $5,413,740

                        Figure 18 - Lakeshore 2 Pro Forma

                                                    Year 6           Year 7             Year 8           Year 9            Year 10
Cash Flow                                           $939,530         $712,652           $1,167,936       $951,156         $1,081,903
Clash Flow Discount @                10.80%         0.540457         0.487777           0.440232         0.397322
                                                    $507,776         $347,616           $514,163         $377,915
Present Values
Reversionary Value Capitalized at    10.25%                          $10,555,151
Discounted Reversion                                                 $4,193,789
Sum of Discounted Net Incomes                                        $4,729,436
Net Present Value                                                    $8,923,226
                                                    Rounded to       $9,000,000

Net Income                                          $939,530         $712,652           $1,167,936       $951,156
Minus Debt Service                                  $681,767         $681,767           $681,767         $681,767
Plus Cash Throw Off                                                                                      $5,413,740
Net Cash Flow                                       $257,763         $30,885            $486,169         $5,683,128

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              95

Debt Coverage                                       1.38             1.05               1.71             1.40
Re                                                  11.55%           1.38%              21.79%
Average Debt Coverage                1.27
Internal Rate of Return Yo           15.44%
FOOTNOTES:
Equity                               25.00%         $2,230,806
Mortgage                             75.00%         $6,692,419
Mortgage Term Years                  20
Interest Rate                        8.20%
Holding Period Years                 9
Payments Per Year                    12
Sale Price                                          $10,555,151
Sales Expense                        2.00%          ($211,103)
Mortgage Balance                                    ($4,930,309)
Cash Throw Off                                      $5,413,740

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                                                                              96

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                                                                              97

FINAL CONCLUSION/RECONCILIATION
-------------------------------

                                      Phase I         Phase II       Excess Land
                                      -------         --------       -----------
Cost Approach:                        N/A            N/A            $750,000
Sales Comparison Approach:            $9,500,000     $9,000,000     N/A
Income Capitalization Approach:       $9,800,000     $9,000,000     N/A

VALUE CONCLUSIONS
-----------------
"As Is" Value:                        $9,800,000     $9,000,000     $750,000

         The purpose herein is to RECONCILE THE QUALITY AND QUANTITY OF DATA. Also a conclusion is reached as to APPLICABILITY OR SUITABILITY OF THE APPROACHES used.

         The Cost Approach value is derived from the value of the land, building, and site improvements. The Cost Approach is most accurate when a property is new and minimal depreciation exists. Based on the subject's age, this approach has not been considered in the valuation.

         The Sales Comparison Approach utilized market office sales. Satisfying the supply and demand, substitutions, balance, and externalities, sufficient quality sales were available to determine an "as is" value. Comparable sales were adjusted using appropriate methodology. The comparables were adjusted based on the physical differences to the subject. The Sales Comparison Approach is weighted from the quantity and quality of reliable market sales. The Sales Comparison Approach is given the corollary support in this analysis.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              98

         The Income Approach is given the most consideration in determining the value of the subject property. The potential gross income was projected based on the current leases in place and projected economic rent using comparable leased data. The vacancy/credit and expenses were estimated based on historic data and comparables. The overall rate and discount rate was based upon investor criteria established by sales and/or interviews. This approach used a discounted cash flow to arrive at the leased fee of this property.

         Taking into account all pertinent facts that affect value, the current "as is" value of the leased fee estate of Lakeshore I, as of November 2, 1999, is:
              * * *NINE EIGHT HUNDRED THOUSAND MILLION DOLLARS * * *

                                   $9,800,000

         Taking into account all pertinent facts that affect value, the current "as is" value of the leased fee estate of Lakeshore II, property, as of November 2, 1999, is:

                        * * * NINE MILLION DOLLARS * * *

                                   $9,000,000

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                              99

         Taking into account all pertinent facts that affect value, the current "as is" value of the fee simple estate of the 2.931 acres of excess land, as of November 2, 1999, is:
                * * * SEVEN HUNDRED FIFTY THOUSAND DOLLARS * * *

                                    $750,000

EXPOSURE TIME AND MARKETING PERIOD
----------------------------------

         The Appraisal Standards Board of the Appraisal Foundation has issued advisory opinions on the Uniform Standards of Professional Appraisal Practice (USPAP) for exposure time and market period. Integra Chapman & Bell will address the relationship between these periods, discuss factors impacting timing, and estimate a time period for both exposure and marketing.

         Exposure Time is the retrospective occurrences in the market, while Marketing Period is a prospective view of what is likely to occur in the market. These two time periods are consistent with the appraisal of most properties, necessitating the investigation of a retrospective performance and prospective (future) action of a particular real estate market. Both time periods are sensitive of price, time, use, the cost and availability of funds.

         Resources used to make estimates for the respective time periods are sales data, days on the market, both listing and sold properties, and interviews of market participants. Understanding buyers' and sellers' motivations and financial expectations for a reasonably priced property are key.

         Since the time periods are based on similar information, we have considered the contrast for the time periods, based on changing trends. The basic profiles for similarity or bases for difference in the time periods:

         When the prospective and retrospective market is stable before and after the effective date of the appraisal, then Exposure Time and Marketing Period are generally equal.

         When the prospective and retrospective market is improving (greater demand) before and after the effective date of the appraisal, then Exposure Time is generally longer

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                             100

         than Marketing Period.

         When the prospective and retrospective market is deteriorating (less demand) before and after the effective date of the appraisal, then Exposure Time is generally less than Marketing Period.

         When the retrospective market is improving before the effective date, and prospective market decreasing or stable after the effective date, then Exposure Time is generally less than Marketing Period.

         When the retrospective market is deteriorating before the effective date of the appraisal, and prospective market increasing or stable after the effective date, then Exposure Time is generally longer than Marketing Period.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                             101

         The market information used by Integra Chapman & Bell in determination of Exposure Time and Marketing Period is:

         - Mortgage interest rates and key investment returns are at levels of 7.5 to 9.0 percent.

         - The local and regional economy maintains stability with moderate growth.

         -        The sales indicate marketing times of 12 to 24 months.

         - Interviews with brokers and market participants indicate marketing of typically 12 months.

         Based upon broker interviews, both an Exposure Time and a Marketing Period of less than 12 months is considered a REASONABLE MARKET PERIOD FOR THE SUBJECT PROPERTY using the value conclusions found in this report.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                             102

                                  CERTIFICATION
                                  -------------

         This Certification is for the Appraisal Report for the property located at 5100 - 5200 Northwest 33rd Avenue and 3201 West Commercial Boulevard in Ft. Lauderdale, Flordia. The undersigned do hereby certify that:

         1. To the best of their knowledge and belief, the statements of facts contained in this appraisal report are true and correct.

         2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are personal, impartial, and unbiased professional analyses, opinions, and conclusions.

         3. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

         4. We have no present or prospective interest in the property that is the subject of this appraisal report, and no personal interest or bias with respect to the parties involved.

         5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

         6. Our analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

         7. The use of this appraisal report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

5100 - 5200 NORTHWEST 33rd AVENUE - FT. LAUDERDALE, FLORIDA                 Page
                                                                             103

         8. George M. Chapman, Lin E. Bell, Charles L. Fore, and Mark E. Mitchell are currently certified under the continuing education programs of the Appraisal Institute.

                  As of the date of this report, I, George M. Chapman, MAI, SRA, CRE have completed the requirements under the continuing education program of the Appraisal Institute (Through December 31, 2002).

                  As of the date of this report, I, Mark E. Mitchell, MAI, have completed the requirements under the continuing education program of the Appraisal Institute (Through December 31,
                  2001).

         9. No one other than the undersigned prepared the analyses, conclusions, and opinions concerning real estate that are set forth in this appraisal report.

         10. George M. Chapman, MAI, SRA, CRE and Mark E. Mitchell, MAI have made a personal inspection of the property that is the subject of this appraisal report.

         11. This appraisal report was prepared by George M. Chapman, MAI, SRA, CRE and Mark E. Mitchell, MAI who ACCEPT FULL RESPONSIBILITY as stated in this SIGNED CERTIFICATION.




------------------------------------    ----------------------------------------
George M. Chapman, MAI, SRA, CRE          Mark E. Mitchell, MAI
                                          Flordia Certified General
                                          Real Property Appraiser
                                          Temporary Practice Permit
                                          #0001776


Date: June 23, 2000

104

                       ASSUMPTIONS AND LIMITING CONDITIONS
                       -----------------------------------

         The accompanying appraisal report regarding the property located at 5100 - 5200 Northwest 33rd Avenue and 3201 West Commercial Boulevard in Ft. Lauderdale, Florida is subject to the following assumptions and limiting conditions.

         1. The property is assumed to have a clear and marketable title such as any title company will insure, the rights of which can be conveyed by deed of the general warranty.

         2. No responsibility is assumed for matters legal or engineering in nature unless otherwise noted. Information provided by the client is assumed to be accurate.

         3. Any legal descriptions, property survey, site plans, site plats, drawings, and/or sketches contained herein were either furnished to the appraiser(s) or are based upon data provided to the appraiser(s). These items are included herein to assist the reader in visualizing the property. Although to the best of our knowledge, these items provide an accurate representation of the property, we have made no survey of the property, and we assume no responsibility in connection with such matters.

         4. The accompanying appraisal report is to be used as a whole and no part to be taken as a fraction thereof.

         5. Integra Chapman & Bell associates are not required to give further consultation, to testify in court, or be in attendance in court regarding this appraisal report unless arrangements have been set out previously.

         6. Neither all nor any part of the contents of this appraisal report shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of Integra Chapman & Bell, particularly as to valuation conclusions, the identity of the appraiser or firm with which he/she is connected, or any reference to the Appraisal Institute.

105

         7. Any distribution of the valuation of this appraisal report between land and improvements applies only under the existing program of utilization. The separate valuations for land and building must not be used in conjunction with any other appraisal or report and are invalid if so used.

         8. The appraiser assumes that there are no hidden or unapparent conditions of the property, subsoil, or structures which would render it more or less valuable. The appraiser assumes no responsibility for such conditions or for engineering which might be required to discover such factors.

         9.       Responsible ownership is assumed.

         10. The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

         11. The property history has been provided by conversations with various individuals involved with the chain of title contracts, deeds, leases, and closing statements. We have not performed a title search, nor do we warrant that the history, as presented herein, is completely accurate since we have relied upon the information of others. Any person or entity contemplating an interest in the subject should rely solely upon a title search and opinion prepared by a qualified attorney-at-law.

         12. The Americans with Disabilities Act (ADA) became effective January 29, 1992. Integra Chapman & Bell has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect upon the value of the property. Since Integra Chapman & Bell has no direct evidence relating to this issue, we did not consider possible noncompliance with the requirements of ADA in estimating the value of the property.

106

         13. Integra Chapman & Bell requested a Level I and/or Level II environmental study, but it was not provided as of the date of this appraisal report. Integra Chapman & Bell inspected the subject property and saw no "red flags" indicating the evidence of hazardous materials. Integra Chapman & Bell has no knowledge of the existence of such materials on or in the property. Integra Chapman & Bell, however, is not qualified to detect such substances. The presence of substances such as asbestos, radon, urea- formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there are no such materials on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired. Further, Integra Chapman & Bell reserves the right to adjust the values reported herein, based on an engineer's report of the presence of hazardous materials.

         14. The value estimate expressed herein assumes competent and aggressive management and/or marketing of the subject property.

         15. Unless otherwise noted herein, it is presumed that there are no encroachments nor any violations of zoning regulations affecting the subject property.

         16. Data included in this appraisal report relative to public rights-of-way at the property reflects visual evidence that was apparent during our inspection of the property. Unless otherwise stated herein, the appraiser(s) is unaware of any planned or proposed roadway relocations or reconstructions at and near the property that would adversely affect the property's access and/or exposure, and the appraiser(s) assumes no responsibility beyond readily apparent visual evidence at the date of appraisal.

         17. It is assumed that any user of this appraisal report has obtained and reviewed all architectural data, such as property survey, building/site plans, and specifications, as well as all leases, if any.

         18. No termite inspection has been made, nor is a termite report available to the appraiser(s). It is assumed that there is no termite infestation and that a termite bond supplementing annual inspections is in effect.

107
         19. The value estimate expressed herein considers that all phases of development are under the same ownership. If separate ownership of any phase occurs, it is assumed that suitable easements, access, and utility rights are available between phases, including use of common areas, so that the integral character of the overall development will not be adversely affected.

         20. If the value estimate expressed herein relates to a fractional-interest only in the real estate appraised, it is not necessarily a conclusion of this appraisal report that the value of this fractional interest (plus the value of all other fractional interests) equal the value of the fee simple estate, considered as a sole interest.

         21. Certain information contained in this appraisal report has been furnished by others. The sources and the information are considered to be reliable but cannot be guaranteed.

108

                               Subject Photographs


View of


View of


View of


View of


View of


View of


View of

                                                                  Exhibit (c)(3)



                   Appraisal Report by Integra Chapman & Bell
                             dated October 20, 2000

October 20, 2000


NTS - Properties Plus Associates
NTS
10172 Linn Station Road
Louisville, Kentucky 40223

RE:      Acquisition of the
         NTS - Properties Plus
         Louisville, Kentucky
         File #300-046-99 LOU (G)

To Whom It May Concern:

         At your request, we have prepared a comparable analysis for the acquisition of NTS - Properties Plus limited partnership. For additional references the reader should refer to the limited partnership agreement and the Integra Chapman & Bell real estate appraisals of the Blankenbaker Business Center IA (BBCIA), and Lakeshore I, II, and III properties with effective dates of Nov. 2, 1999 and October 30, 1999 [Integra Chapman & Bell files #300-047-99 LOU (G) and #300-046-99 LOU (G)].

         The comparable analysis has relied on the following documentation to determine the implied value of the limited partnership interest os NTS - Properties Plus, Ltd.

         - Forms 10-K for fiscal years 1997, 1998, 1999, and Forms 10-Q for the first and second quarters of 2000.

         - Amended and Restated Agreement of Limited Partnership of NTS - Properties Plus, Ltd.

         These documents are in Exhibit "A" in the addenda.

         This report will present an analysis of comparable companies, comparable transactions, an analysis, and discounted cash flow analysis. These are preferred methods of valuation when the partnership interests have limited trading volume.

         Attached you will find the facts and conclusions used in arriving at the appropriate valuation of the limited partnership.

         The valuation conclusion is based upon the following special assumptions:

         - The partnership agreement is fully in effect as of the date of this report.

         - The partnership has a 7.69 % interest in Lakeshore III, which is an office building under construction. The partial interest of the office building under construction on Lakeshore III has been included using the effective date of July 20, 2000. This is included as a letter addendum to the Lakeshore real estate appraisal. No inspection of the building under construction was made by Integra Chapman & Bell. The status of the building construction relied on the construction draw supplied by NTS and the total construction budget.

         - No provision has been made for the final statement for federal income taxes.

         - The real estate values for BBCIA and Lakeshores I and II as reported in the appraisal have not been dramatically impacted by market conditions from the previous effective dates.

Sincerely yours,



George M. Chapman, MAI, SRA, CRE



Mark E. Mitchell, MAI

GMC/tbd/ls/lat

Attachment

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -



PURPOSE, USE, AND DATE
----------------------

         The purpose of this report is to present the analyses used to establish the valuation of the limited partnership interests. The following is a list of the assets of the limited partnership:

-------------------------------------------------------------------------------
                   NTS - Properties
                      Plus Ltd.
                    Percentage of            Property Description
                      Ownership
-------------------------------------------------------------------------------
BBCIA                   39.00%          Louisville Office Building
Lakeshore I              7.69%          Fort Lauderdale Office Building
Lakeshore II             7.69%          Fort Lauderdale Office Building
Lakeshore III            7.69%          Fort Lauderdale (Under Construction)
Office Building                         Office Building(1)

(1)The office building is 39% complete based on the construction cost draw as of the date of the addendum report, dated July 1, 2000. Integra Chapman & Bell has not inspected the office building, but relied on the Job Cost Summary as provided by NTS.

The percentage of ownership in the Lakeshore properties was diluted in the second quarter of 2000 because of the cash infusion to construct Lakeshore III by other partners of the joint venture. prior to the dilution, nts - properties plus, ltd. had a 12% ownership in Lakeshore I, II, and III.

The effective date of this report is July 1, 2000. The date of this report is October 20, 2000.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -




ASSUMPTIONS AND LIMITED CONDITIONS
----------------------------------
         The special assumptions and limited conditions associated with this report are as follows:

         - The partnership agreement is fully in effect as of the date of this report.

         - The partnership has a 7.69% interest in Lakeshore III, which is an office building under contract for sale. The partial interest of the office building under construction on Lakeshore III has been included using the effective date of July 20, 2000. This is included as a letter addendum to the Lakeshore real estate appraisal. No inspection of the building under construction was made by Integra Chapman & Bell. The status of the building construction relied on the construction draw supplied by NTS and the total construction budget.

         - No provision has been made for the final statement for federal income taxes.

         - The real estate values for BBCIA and Lakeshores I and II as reported in the appraisal have not been dramatically impacted by market conditions from the previous effective dates.

         The scope of this report includes a search of the current merger literature, literature on controlling interest acquisitions, and court rulings. Several local stock brokerage firms, accounting firms, lawyers, and legal experts were consulted in deriving criteria for, and the conclusions of, this analysis. Integra Chapman & Bell's competency to value the limited partnership interest is based on prior experience with property valuations of partial interests valuations, and fairness opinions of limited partnerships.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -




DESCRIPTION OF THE ASSETS
-------------------------

         The interests in the real property are described in the real estate appraisal reports with effective dates of November 1, 1999 and September 30, 1999. Lakeshore III's physical status is described in a letter addendum to the Lakeshore I and II real estate appraisal report.

ASSET VALUE
-----------

         The market value of the real estate is described on pages 1 and 2 of the real estate appraisal reports. The objective of this document is to determine the market range value for the remaining limited partnership interests in the NTS - Properties Plus, Ltd., Limited Partnership.

LIMITED PARTNERSHIP
-------------------

         The original offering of NTS - Properties Plus occurred from June 24, 1988 through June 23, 1990. The partnership issued 685,647 units for proceeds of $13,712,940 or approximately $20.00 per unit. Quarterly distributions were determined based on current cash balances, cash flow being generated by operations and cash reserves. Distributions

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -



have not been made since 1991. There are currently 643,650 units outstanding as of June 30, 2000. The NTS-Properties Plus, Ltd., 10-Q and 10-K have for the past 3 years has omitted 5 shares.
         The partnership has had historic net income per limited partnership interest of the following:

                                             Net Income Per Limited
                              EBIT           Partnership Interest
                    ------------------------ ------------------------
        1994        ($1,803,166)             ($2.60)
        1995        ($  386,230)             ($0.56)
        1996        ($  145,057)             ($0.21)
        1997        ($   77,434)             ($0.12)
        1998         $2,026,515(1)            $3.04
        1999        ($   14,063)             ($0.02)
        2000-II      $   14,969               $0.02

(1) Sale of University Business Center Phase II on October 6, 1998, extraordinary non-recurring item.
        Source: NTS Properties Plus, Ltd., Forms 10-K, Fiscal Years 1997 to 1999; 10-Q - June 30, 2000


HISTORY OF TRANSFERS OF INTEREST
--------------------------------

         The following is the history of the transfers of interest based on the information provided by Stifel Nicolaus and Company, the partnership underwriter, and NTS - Properties Plus, Ltd. The current interest price has been influenced by the acquisitions of

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -



ORIG, which have accounted for approximately 65% of the volume in 2000. The percentage of ORIG activity was based on reports provided to Integra Chapman & Bell from NTS - Properties Plus, Ltd.


                          NTS - Properties Plus, Ltd. - Transactions in Interests

                                                                       Estimated
                  Weighted Avg.                Price                Monthly Volume
    Year              Price              Low         High             in Interests          % Interests(2)
------------  ----------------------  -----------------------  ------------------------- -------------------
    1997              $0.88              $0.86       $0.95               1,500                  1.5%
    1998              $0.86              $0.81       $0.98                 825                  1.0%
    1999              $0.95                N/A         N/A                 N/A                  N/A
    2000(1)           $1.10              $0.75       $1.58               2,245(1)               0.2%

N/A - Not Available
(1) As of July 2000
Source: Stifel Nicolaus and Company Genesis, and September 2000 The Partnership Spectrum, Partnership Profiles, Inc.
(2) Estimated monthly volume divided by units outstanding.

         The amalgamated data from the respectful sources indicates the interests have had low trading volume relative to the total number of interests. Share prices have ranged from $0.88 to $1.10 for the previous 3.5 years. The varying sources contain inconsistent information and data. As of June 30, 2000, the total liabilities of the NTS - Properties Plus, Ltd. is $2,365,814 which includes the pro rata debt to NTS - Properties Plus Ltd. from the Joint Partnership for BBC1A and Lakeshore I and II. It has been assumed, as of the effective date of the comparable analysis, that there is no debt for Lakeshore III.

COMPARABLE PUBLIC PARTNERSHIP ANALYSIS


         In this analysis, comparable limited partnerships were identified with similar financial characteristics and similar investments, certain ratios and multiples of publicly-traded companies that are generally comparable to NTS - Properties Plus, Ltd. These partnerships were selected because the general partner was increasing the holding to a majority ownership. The strength of this method is the investment

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -

guidelines as supported by the market comparables. Multiples are derived from sales of similar entities. The weakness of this analysis is the current debt structure of NTS - Properties Plus, Ltd., which exceeds that of the comparable companies including Consolidated Capital Institution Properties, Damson/Birtcher Realty Income Fund I and II, and Krupp Realty Fund III. The multiples/ratios are calculated based on publicly available financial information and research reports, and were adjusted for certain extraordinary and non-recurring items. Financial data used included earnings before interest, taxes, depreciation and amortization (EBITDA), and earnings before interest and taxes (EBIT), for the respective time periods. Also certain operating margins, valuation statistics, financial ratios, and projected growth rates were investigated and compared to the limited partnership.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


         In determining the implied enterprise and implied equity value for NTS
- Properties Plus, Ltd. historical financial, operating, and other data that was publicly available or furnished by the partnership, included, but was not limited to: NTS - Properties Plus Ltd.'s Form 10-K for the period ended December 31, 1999 and Form 10-Q for the period ending June 30, 2000.

                           NTS - Properties Plus, Ltd.
                           Summary of EBITDA and EBIT

                                     1999              1998(2)          1997
                                     ----              -------          ----
Rental Income                      $639,747            $854,180        $826,343
Expenses(1)                        $358,082            $404,409        $440,298
Interest Expense                   $206,672            $293,936        $303,763
Depreciation and Amortization      $106,088            $109,793        $161,351
EBITDA                             $281,665            $449,771        $386,045
EBIT                               $175,577            $339,978        $224,694

(1)Without Interest, Tax, Depreciation, and Amortization.
(2)Excludes extraordinary gain on sale of University Business Center Phase II to Silver City Properties.

          The historic income and expenses have been declining because of the sell-off of University Business Center Phase II. The 1999 data best represents the future cash flows and will be the basis for the comparable ratio analysis. After review of the historic income and expenses and the individual real estate income sources, the 1999 operating statements provide a most reasonable indication of the future operating income and expenses for valuation even though this is before the dilution of ownership.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


         The interests in NTS - Properties Plus, Ltd. Limited Partnership are traded infrequently compared to the publicly-traded equity of the comparable companies. The comparables were selected because they have general business, operating, and financial characteristics similar to those of NTS - Properties Plus Ltd. Figure 1 is the comparable company analysis. No company used in the foregoing analysis is identical to the subject. Accordingly, Integra Chapman & Bell did not rely solely on the mathematical results of the analysis, but also made qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the values of each.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


                                                       Figure 1
                                          Comparative Company Ratio Analysis
                                                 Comparable Analysis

                                                      X 1000

              Time Frame       EBIT                 EBITDA              Revenue           EBITDA           Price to Earning
                                                                                          Margin           Ratio
1             1999             $1,809               $2,954              $6,300            46.9%            15.26
2             1997             $1,453               $2,950              $5,906            49.9%            4.71
3             1999             $2,124               $3,863              $7,848            49.2%            3.35
4             1999             $2,011               $2,883              $5,570            51.8%            3.25
Subject                        $175.6               $281.7              $639.0            44.1%            2.51



                                                                             Trades                      Multipliers

              Units Outstanding         Wt. Avg. $/Unit        GP $/unit     Units         Trades        EBIT          EBITDA
1             909,124                   $49.57                 $76.40        657           19            24.91         15.26
2             35,000                    $397                   $1,645        4             2             9.56          4.71
3             25,000                    $518                   600           30            3             6.10          3.35
4             28,372                    $330                   363           48            4             4.66          3.25
Subject       643,650                   $1.10                                                            4.03          2.51

1 - Consolidated Capital Institution Properties/2 (Edgar 201529). The 1999
    Revenue was adjusted due to the sale of 7 properties. The adjustment was based on 1998 and 1999 10K revenues.

2 - Damson Birtcher Realty Income Fund I; Damson Birtcher Realty Income Fund II

3 - Krupp Realty Fund III

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -



4 - Davidson Growth Plus, L.P. (Edgar 795757)

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -

Footnotes:

Consolidated Capital Institution Properties/2 (Edgar 201529) - This is a partnership whose primary business is the lending of funds to equity partners. The partnership is a California limited partnership in which the partners are former shareholders and former management consolidated Capital Equities Corporation. The properties at the time of calculation included apartments and office complexes. Currently (2000), six properties remain and include apartments and office complexes. The portfolio has been reduced either by foreclosure or by sale. The partnership was offered in July 1983 enclosed in July of 1980 with proceeds of $228 million with a unit cost of $250. Cumulative distribution has been $219.

Krupp Realty Fund III (Edgar 702117) - The Krupp Family Limited partnership - 94, affiliates of the General Partner, filed a Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission (the "SEC") with respect to KR3's proposal to merge KRF-III with and into KR3. Under the terms of the proposed merger, each unit holder of KRF-III other than KR3 and certain unit holders that have agreed to reinvest their units in KR3 will receive $600 in cash for each outstanding investor limited partnership interest owned by it. KR3 was initially organized for the purpose of effecting a tender offer for the units of the Partnership, pursuant to which it acquired 10,304 units, or approximately 41.2% of the outstanding units, for a price of $550 per unit, in June 1999. KR3 later purchased a total of 1,637.5 units, for a price of $600 per unit, from various investment management professionals, increasing its ownership to approximately 47.9% of the outstanding units.

Davidson Growth Plus, L.P. (Edgar 795757) - Several tender offers were made by various parties, including affiliates of the Managing General Partner, during the years ended December 31, 1999 and 1998. As a result of these tender offers, AIMCO and its affiliates currently own 14,431 limited partnership units in the Partnership representing 50.864% of the outstanding units. It is possible that AIMCO or its affiliates will make one or more additional offers to acquire additional limited partnership interests in the Partnership for cash or in exchange for units in the operating partnership of AIMCO. Consequently, AIMCO is in a position to influence all voting decisions with respect to the Registrant. Under the Partnership Agreement, unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters. When voting on matters, AIMCO would in all likelihood vote the Units it acquired in a manner favorable to the interest of the Managing General Partner because of their affiliation with the Managing General Partner.

1GP #/unit is the general partner estimate of value.
Source: Annual Partnership Profile and Inspection, 1997, 1998, and 1999.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


         For each of the comparables, the multiplier/ratio used weighted average price per unit times the share divided by the, EBITDA and EBIT per unit during the most recent 12-month period.

         The 1999 earnings figures for NTS - Properties Plus, Ltd. are presented in Figure 2.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


                                       Figure 2
                             NTS - Properties Plus, Ltd.

                                                                 $/Interest(1)

1999              EBITDA                   $281,665                  $0.44
1999              EBIT                     $175,577                  $0.27

(1)643,650 interests outstanding as of June 1, 2000.

         The range for the 1999 ratios of EBIT/Price and EBITDA/Price is as follows and was based on the most comparable developments. Consolidated Capital Institutional Properties was not considered in the analysis because of the motivations of the purchaser, which was reflected in the abnormal ratios.


                        Comparable Ratio Analysis - Effective date as of June 30, 2000

                                                                                   Low              High
Comparable EBITDA/Price Multiplier                                                3.25              4.71
$/Interest                                                                    x  $0.44          x  $0.44
                                                                              --------          --------
Estimated Implied Value of NTS - Properties Plus Ltd (per                        $1.43             $2.07
interest)

Comparable EBIT/Price Multiplier                                                  4.66              9.56
$/Interest                                                                    x  $0.27          x  $0.27
                                                                              --------          --------
Estimated Implied Value of NTS - Properties Plus Ltd (per                        $1.26             $2.58
interest)

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -




         The per interest implied value range is $1.26 to $2.58 per unit. From this implied value the current debt is subtracted as reported by the 10-Q - second quarter 2000. Lakeshore III's land and partially constructed building has not been recognized in the revenue cash flows because it is a non-economic generator as of the effective date. Subtracting the debt and adding the partially constructed building and land value, the implied equity value is ($2.13) to ($0.81) per share from the comparable ratios.


                                                                      $ (dollars)                        Interests
                                                        ---------------------------------------- -------------------------
                                                                 Low                 High            Low          High
Estimated value (per interest)                              $   810,996          $ 1,660,612       $ 1.26       $  2.58
Less: debt                                                  $(2,365,814)         $(2,365,814)      $(3.68)      $ (3.68)
Plus: Value of Lakeshore III 9.69% of                       $   180,715          $   180,715       $ 0.28       $  0.28
(Land value plus partial improvement value)
Estimated equity value (per interest)                       $(1,374,103)         $  (524,487)      $(2.13)      $ (0.81)
Shares outstanding June 30, 2000                                643,650

COMPARABLE ANALYSIS
-------------------

         In determining the implied equity value for NTS - Properties Plus, Ltd., we also reviewed and analyzed other company acquisitions where 50.1% or more interest (the "Comparable Transactions") in the company was purchased. The comparable transactions set the upper limit of the value range because the buyers wanted to increase their ownership percentage in an existing investments and were willing to pay above the prevailing trading range to acquire a majority interest. A general review of the

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


purchase of controlling interests was noted in The Merger Stats Review, published by Ulihan, Lokey, Howard, and Ziskin of Los Angeles, 1999 publication, which included 512 companies for which control was purchased in 1998. The mean premium was 32.2%. Following is a breakdown of these premiums:

               Paid Premium             # of Observations
          ------------------------ --------------------------
                    0-15%                      27
                   15-30%                      25
                   30-45%                      21

         Also, a further analysis used the industry Merger Stats, Inc., Control Premium Study, 2nd Quarter 2000. Categories analyzed included overall premium acquisition, premiums for construction and building and real estate. Individual company premiums were also noted, which indicated an overall range of 14% to 34%.

         The premiums for all mergers appear to be rising over the past year. However, those purchased for all transactions with some relationship to real estate are somewhat lower and reasonably consistent (23% to 29%). Then the only two recent real estate transactions reveal low discounts (23% to 32%). The Price/sale, Price/Net Income and Price/Book Value ratios for the two real estate entities were compared to the corresponding ratios for NTS - Properties Plus Ltd. to determine the degree of comparability between transactions in interests of these entities and transactions in the limited partnership interests of NTS - Properties Plus Ltd. This analysis, however, was inconclusive.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


                                          2000-II           2000-I               1999-IV        1999-III     Average
                                       ------------- ----------------------------------------------------- -----------
Overall Premiums                           34.0%             33.0%                32.0%           32.0%       32.8%
Building Construction                                                                                         29.0%
Real Estate                                                                                                   23.0%

Specific Target  Multipliers            Price/sales    Price/net income     Price/Book Value
                                       ------------- ----------------------------------------------------- -----------
Cornerstone Properties                      4.4              19.6                  1.3
Tyndall Property Trust                      8.6              15.0                  0.8
                                       ------------- ---------------------
NTS - Properties Plus LTD  as of           0.99              Negative
December 31, 1999

Source:Control Premium Study 2nd quarter 2000, Merger Stats Review

         Using the data from Merger Stats a premium range of 25% to 32% was selected to value the interest. The value for interest is estimated based on a premium range of $1.19 to $1.45.


     NTS - Properties                                                                                     Implied
    Plus Unit Price(1)                    % Premium Range                Implied Unit Value             Equity Value
--------------------------        ------------------------------- --------------------------------  --------------------
                                                                            $1.19-$1.25
      $0.95 - $1.10        x                 25% - 32%                      $1.37-$1.45                   $654,307

(1)Historic trading price/unit.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -



DISCOUNTED CASH FLOW ANALYSIS
-----------------------------

         The implied value of the NTS - Properties Plus, Ltd. is calculated by performing a discounted cash flow and liquidation analysis. The cash flow projections were prepared by Integra Chapman & Bell using a combined pro forma for each of the two real estate appraisals. Historic financial statements for these properties were furnished by the NTS - Properties Plus, Ltd. management. The unleveraged (no debt) free cash flows for NTS - Properties Plus, Ltd. is projected for the fiscal years December 31, 2000 through 2010. The leverage free cash flow, as reported in the pro forma, is equal to earnings before interest and taxes (equal to EBITDA) plus depreciation and amortization less capital expenditures and working capital requirements. The cash flows were discounted at rates ranging from 13.8% to 17.3%, based on the weighted average cost of capital ("WACC"). The discount rate was also supported by secondary data from Korpacz Real Estate Survey Second Quarter 2000, published by PriceWaterhouseCoopers. The National Suburban Office Market indicated discount rates in all cash transactions from 9.75% to 12.50%, with a average of 11.07%. The additional risk of the partnership would increase the discount rate to levels equivalent to the WACC. The reversion capitalization rate has been estimated to be equal to the discount rate.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


Cash Flow Available for Distribution Per Share
----------------------------------------------

         Since the real estate holdings are partially owned by NTS - Properties Plus, as a non-controlling interest, the holding time is projected to be 10 years. During this period real estate net operating income (EBITDA) will be offset by administrative expenses and debt interest payments.

         NTS - Properties Plus, Ltd. has historically experienced negative enterprise cash flows with exceptions occurring at aberrations, such as gain due to sale of assets.

         The net income for the real estate of each development is multiplied by the NTS - Properties Plus percentage of ownership to derive the net income for the real estate. In Year 1, the future net income is $403,470 as shown in Figures 3 and 4.

         Expenses for partnership administration, bank charges, and the current debt service are subtracted to derive the enterprise/limited partnership cash flow. The debt service will be based on the current debt schedule as presented by NTS.

         The enterprise cash flow for Year 1 is a loss of ($105,479).

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


                                                                 Figure 3
                                                   Cash Flow Analysis - Low Discount

                                           FY      2000               2001              2002             2003            2004
                                                   Year 1             Year 2            Year 3           Year 4          Year 5
Lakeshore I                                        $711,429           $955,480          $1,012,262       $867,473        $958,876

Percentage of ownership                            7.69%              7.69%             7.69%            7.69%           7.69%

Income based on ownership percentage               $54,709            $73,476           $77,843          $66,709         $73,738

Lakeshore II                                       $707,690           $861,936          $829,239         $789,983        $847,303

Percentage of ownership                            7.69%              7.69%             7.69%            7.69%           7.69%

Income based on ownership percentage               $54,421            $66,283           $63,768          $60,750         $65,158

Blankenbaker Office 1A                             $754,718           $754,716          $749,714         $709,712        $711,397



Percentage of ownership                            39%                39%               39%              39%             39%

Income based on ownership percentage               $294,340           $294,339          $292,388         $276,788        $277,445

Gross Income                                       $403,470           $434,099          $434,000         $404,246        $416,340


Expenses


Administrative (1)                                 $120,000           $123,600          $127,308         $131,127        $135,061



Bank Charges (2)                                   $  5,000           $  5,150          $  5,305         $  5,464        $  5,628


Debt Service (3)                                   $383,949           $383,949          $383,949         $383,949        $262,520


Total Expenses                                     $508,949           $512,699          $516,562         $520,540        $403,209


Cash Flow                                         ($105,479)         ($78,600)         ($82,562)        ($116,294)      $  13,131


Discount @ (4)                        14.30%       0.874891           0.765434          0.669671         0.585889        0.512588


Present Value                                      ($92,282)          ($60,163)         ($55,289)        ($68,135)       $   6,731


Sum of Discounted Net cash flows                  ($549,444)    The value of the discounted cash flows from Year 1 to Year 9


Reversion Capitalization Rate in Year 10           $657,632     The reversion rate is the Year 10 cash flow discounted then divided by the reversion capitalization rate also 14.3%

Value of Lakeshore III Land & Partially            $180,715     Value of the partially constructed office building and land value
Completed Building (5)                                          times the ownership interest held by NTS-Properties Plus Ltd.

Value of NTS-Properties Plus Ltd.                  $288,903

Divided by Number of Shares (6)                     643,650

Per Unit                                           $   0.45

                                          Cash Flow Analysis - Low Discount


                                           FY           2005           2006              2007             2008            2009
                                                        Year 6         Year 7            Year 8           Year 9          Year 10

Lakeshore I                                            $940,316       $924,674          $1,232,457       $1,127,625      $1,100,000
Percentage of ownership                                7.69%          7.69%             7.69%            7.69%           7.69%
Income based on ownership percentage                   $72,310        $71,107           $94,776          $86,714         $84,590

Lakeshore II                                           $939,530       $712,652          $1,167,936       $951,156        $1,081,903
Percentage of ownership                                7.69%          7.69%             7.69%            7.69%           7.69%
Income based on ownership percentage                   $72,250        $54,803           $89,814          $73,144         $83,198

Blankenbaker Office 1A                                 $711,207       ($15,373)         ($1,076,689)     $434,689        $905,704
Percentage of ownership                                39%            39%               39%              39%             39%
Income based on ownership percentage                   $277,371       ($5,995)          ($419,909)       $169,529        $353,225

Gross Income                                           $421,931       $119,915          ($235,318)       $329,387        $521,013
Expenses
Administrative (1)                                     $139,113       $143,286          $147,585         $152,012        $156,573
Bank Charges (2)                                       $   5,796      $   5,970         $   6,149        $   6,334       $   6,524
Debt Service (3)                                       $262,520       $262,520          $262,520         $0              $0
Total Expenses                                         $407,429       $411,777          $416,254         $158,346        $163,097
Cash Flow                                              $14,502        ($291,862)        ($651,573)       $171,041        $357,916
Discount @ (4)                            14.30%       0.448459       0.392352          0.343266         0.300320        0.262747
Present Value                                          $6,503         ($114,513)        ($223,662)       $51,367         $94,041
Sum of Discounted Net cash flows                       ($549,444)   The value of the discounted cash flows from Year 1 to Year 9
Reversion Capitalization Rate in Year 10                $657,632    The reversion rate is the Year 10 cash flow discounted then divided by the reversion capitalization rate also 14.3%
Value of Lakeshore III Land &                           $180,715    Value of the partially constructed office building and land
Partially Completed Building (5)                                    value times the ownership interest held by NTS-Properties
                                                                    Plus Ltd.

Value of NTS-Properties Plus Ltd.                       $288,903


Divided by Number of Shares (6)                          643,650


Per Unit                                                $     0.45


Footnotes:
(1) Administrative fees based on current estimates of administrative cost from NTS-Properties Plus. These cost estimates have been projected to increase by 3% per year.
(2) Bank charges based on historic expenses.
(3) Based on current debt service as provided to ICB and pro rata to NTS-Properties Plus based on percentage r ownership.
(4) Discount rate based on CAPM
(5) The building and land value has been estimated at $2,350,000 of which NTS-Properties Plus has 7.69% ownership.
(6) Number of shares based on 2000-Q2 10Q.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -



                                                                        Figure 4
                                                          Cash Flow Analysis - High Discount

                                           FY           2000               2001              2002             2003           2004
                                                        Year 1           Year 2            Year 3           Year 4         Year 5

Lakeshore I                                             $711,429         $955,480          $1,012,262       $867,473       $958,876


Percentage of ownership                                 7.69%            7.69%             7.69%            7.69%          7.69%


Income based on ownership                               $54,709          $73,476           $77,843          $66,709        $73,738

percentage

Lakeshore II                                            $707,690         $861,936          $829,239         $789,983       $847,303


Percentage of ownership                                 7.69%            7.69%             7.69%            7.69%          7.69%


Income based on ownership                               $54,421          $66,283           $63,768          $60,750        $65,158
percentage


Blankenbaker Office 1A                                  $754,718         $754,716          $749,714         $709,712       $711,397


Percentage of ownership                                 39%              39%               39%              39%            39%


Income based on ownership percentage                    $294,340         $434,099          $434,000         $404,246       $416,340

Gross Income                                            $404,470         $434,099          $434,000         $404,246       $416,340


Expenses


Administrative (1)                                      $120,000         $123,600          $127,308         $131,127       $135,061


Bank Charges (2)                                        $   5,000        $   5,150         $   5,305        $   5,464      $   5,628


Debt Service (3)                                        $383,949         $383,949          $383,949         $383,949       $262,520


Total Expenses                                          $508,949         $512,699          $516,562         $520,540       $403,209


Cash Flow                                               ($105,479)       ($78,600)         ($82,562)        ($116,294)     $13,131


Discount @ (4)                             18.30%       0.845309         0.714547          0.604012         0.510577       0.431595


Present Value                                           ($89,162)        ($56,164)         ($49,868)        ($59,377)      $   5,667


Sum of Discounted Net cash flows                        ($465,788)   The value of the discounted cash flows from Year 1 to Year 9

Reversion Capitalization Rate in Year 10                 $364,320    The reversion rate is the Year 10 cash flow discounted then divided by the reversion capitalization rate also 18.3%

Value of Lakeshore III Land &                            $180,715    Value of the partially constructed office building and land
Partially Completed Building (5)                                     value times the ownership interest held by NTS-Properties
                                                                     Plus Ltd.

Value of NTS-Properties Plus Ltd.                       $  79,247

Divided by Number of Shares (6)                           643,650

Per Unit                                                $     0.12

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -

                       Cash Flow Analysis - High Discount


                                           FY           2005            2006              2007             2008          2009
                                                        Year 6          Year 7            Year 8           Year 9        Year 10

Lakeshore I                                             $940,316        $924,674          $1,232,457       $1,127,625    $1,100,000


Percentage of ownership                                 7.69%           7.69%             7.69%            7.69%         7.69%


Income based on ownership                               $72,310         $71,107           $94,776          $86,714       $84,590
percentage


Lakeshore II                                            $939,530        $712,652          $1,167,936       $951,156      $1,081,903


Percentage of ownership                                 7.69%           7.69%             7.69%            7.69%         7.69%


Income based on ownership                               $72,250         $54,803           $89,814          $73,144       $83,198
percentage


Blankenbaker Office 1A                                  $711,207        ($15,373)         ($1,076,689)     $434,689      $905,704


Percentage of ownership                                 39%             39%               39%              39%           39%


Income based on ownership                               $277,371        ($5,995)          ($419,909)       $169,529      $353,225
percentage


Gross Income                                            $421,931        $119,915          ($235,318)       $329,387      $521,013


Expenses


Administrative (1)                                      $139,113        $143,286          $147,585         $152,012      $156,573



                                           FY           2000               2001              2002             2003           2004
                                                        Year 1           Year 2            Year 3           Year 4         Year 5

Bank Charges (2)                                        $  5,796        $  5,970          $  6,149         $  6,334      $  6,524

Debt Service (3)                                        $262,520        $262,520          $262,520         $0            $0

Total Expenses                                          $407,429        $411,777          $416,254         $158,346      $163,097

Cash Flow                                               $14,502         ($291,862)        ($651,573)       $171,041      $357,916

Discount @ (4)                             18.30%       0.364831        0.308395          0.260689         0.220362      0.186274

Present Value                                           $5,291          ($90,009)         ($69,858)        $37,691       $66,671

Sum of Discounted Net cash flows                        ($465,788)    The value of the discounted cash flows from Year 1 to Year 9

Reversion Capitalization Rate in Year 10                $364,320      The reversion rate is the Year 10 cash flow discounted then divided by the reversion capitalization rate also 14.3%
Value of Lakeshore III Land &                           $180,715      Value of the partially constructed office building and land

Partially Completed Building (5)                                      value times the ownership interest held by NTS-Properties
                                                                      Plus Ltd.
Value of NTS-Properties Plus Ltd.                       $79,247

Divided by Number of Shares (6)                         643,650

Per Unit                                                $  0.12


Footnotes:
(1) Administrative fees based on current estimates of administrative cost from NTS-Properties Plus. These cost estimates have been projected to increase by 3% per year.
(2) Bank charges based on historic expenses.
(3) Based on current debt service as provided to ICB and pro rata to NTS-Properties Plus based on percentage r ownership.
(4) Discount rate based on CAPM
(5) The building and land value has been estimated at $2,350,000 of which NTS-Properties Plus has 7.69% ownership.
(6) Number of shares based on 2000-Q2 10Q.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -

DISCOUNT RATE DETERMINATION
---------------------------

         The discount rate takes into consideration inflation, time value of money and the risk related to the collection of the net income amounts estimated in the cash flow projection. The best methodology for the selection of a discount rate is to consider rates used for the acquisition or internal analysis of similar partnerships.

         This weighted average cost of capital (WACC) represents the blended cost of equity and debt capital and thus this approach accounts for the use of both debt and equity in financing the acquisition.

         The cost of debt capital represents the cost to the typical market buyer of borrowing longer-term funds for NTS - Properties Plus, Ltd. The Capital Asset Pricing Model (CAPM), cost of equity, is equal to the risk free rate of securities plus the beta market risk premium. The mathematical function is shown as follows:

         R= r (sub f) + (E(r(sub m))-r(sub r))(beta)+SCR

         r (sub f) = risk free rate or return

         E(r(sub m)) = Expected rate of return of the overall market portfolio

         E(r(sub m)) - r(sub r) = market risk premium

         SCR = Specific Investment Risk Premium

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -




         The CAPM is meant to explain historic average returns for various assets over a long period of time. This model utilizes the positive theory which describes the market relationship that will result if the investors behave in the manner prescribed by portfolio theory. The CAPM assumptions include:

         1.       Investors are risk averse.

         2. Rational investors seek to hold efficient portfolios and portfolios are fairly diverse.

         3. All investors have identical time horizons and holding periods.

         4. Investors have identical expectations about such variables as expected rates of return and how capitalization rates are generated.

         5.       No investment taxes.

         6. Rate recorded from lending money is the same as cost of borrowing.

         7.       Market has perfect divisibility and liquidity.

         These assumptions sanitize external influences to appropriately mask or minimize differences in the analyses. The CAPM theory further measures risk of a project by the beta of the cash flow respective of the return on the market portfolio of all the assets. The theory assumes a linear relationship required between the expected return and beta.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -

         In dissecting the CAPM theory, there are two relationships, which must be analyzed. These are the risk of the project as measured by the beta cash flow, and the respective return on the market portfolio of all the assets in the economy. The beta is the measure of the volatility of risk and the growth of the investment return versus the Standard & Poor's 500 stock index. The beta is most commonly compared to the Standard & Poor's 500, the Wilshire Index, and the Standard & Poor's 100. For example, the beta is equal to one minus the movement of the Standard & Poor's 500. A beta of less than 1 is a lower risk than the marketplace, e.g. Standard & Poor's 500, and the converse is true of beta greater than 1.

RISK FREE RATE

         The "risk free rate" is the no-default risk of a security or portfolio. Three time periods are utilized in determining the risk free rate (the treasury note rate), which may be on a 10-, 20-, or 30-year adjustment period. The decision to use which rate varies on the term that most closely matches the cash flows and approximates the duration of the stock market index portfolio. The advantages of a 10-year rate is that the yield is less sensitive to unexpected changes in inflation and has a smaller beta than the 30-year rate. Traditionally, the liquidity premium is slightly lower than for a 30-year bond.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -




MARKET RISK PREMIUM

         The "market risk premium" is the spread between the expected rate of return on the market portfolio and the risk free rate. A long time frame reduces the outlyers and abnormalities. Shorter periods do not reflect the adverse economic periods. The rates of return can be analyzed either geometrically or arithmetically. The advantage of the geometric analysis is that the rate of return is compounded used by technicians of the market, whereas the arithmetic rate of return best represents the typical investor's expectations over time.

         The discount rate for NTS - Properties Plus, Ltd. has been estimated by comparing the risk between investments in a company of a specific industry and investment in a broad portfolio of companies as a whole, such as the Standard & Poor's 500, to a year average.

         The measure of risk has been developed as the result of extensive empirical research into the market pricing of risk. The risk index, or "beta" has gained wide acceptance as a measure of the degree of risk incurred by investing in an individual company relative to a well-diversified portfolio of common stocks. Investing in the stock of a company with a beta of 1.10 means that the investment is 10% more volatile and risky than the average portfolio of common shares, while shares of a company with a beta of 0.90 means that the investment is 10% less volatile and risky.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


         The method involving the application of a beta factor to a market risk premium is generally used for publicly-traded companies. For purposes of NTS - Properties Plus, Ltd., this method is used to provide a basis for estimating an appropriate rate of return.

         Real Estate Investment Trust types including office, retail, industrial, and special properties are categorized in a wide variety.

         Given the subject's history, the current performance the beta factor has been estimated at 1.0. This beta is based on similar office REIT investments with similar assets as the subject.

         When comparing the risk of NTS - Properties Plus, Ltd. to that of the industry, there are often specific risks inherent that are not, or may not, be present in companies being used as a benchmark for evaluation. Examples of specific risk factors are: key personnel issues (or management depth); financial structure; product, geographical, and customer diversification; earnings margins, stability, and predictability; and other risks associated with a particular company and/or investment.

         Based on an assessment of these issues, as well as our industry and valuation experience, an additional risk factor has been applied to the calculation of an appropriate cost of capital. This risk factor is based on a variety of factors including the percentage of total revenues.


Risk-free rate                                                         4.60%

Plus

The product of Market Risk Premium                      18.77%

Times Beta Factor                                       x 1.00         18.77%

Specific Investment Risk Premium                                        2.00%
(Additional Risk Factor)

Total CAPM                                                             25.37%

          Source: Ibbotson & Associates, Yearbook 1999, 10-year return

YIELD REQUIRED ON DEBT

         Since the above calculations only result in the required rate of return on equity capital, a further adjustment is necessary to arrive at the weighted-average-cost-of-capital. This adjustment involves an estimate of the cost of debt capital associated with anticipated debt acquired in this transaction. The average interest rate was based on the rate on NTS - Properties Plus, Ltd's. recent debt which was approximately 9.5%.

WEIGHTED AVERAGE COST OF CAPITAL

         The required rates of return on equity and debt are then weighted to derive a weighted average cost of capital. For purpose of this analysis, it is assumed that the NTS - Properties Plus, Ltd. would have a 30% equity and 70% debt to derive the low discount rate, and 55% equity and 45% debt to derive a high discount rate, optimistically.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


         The WACC is computed by applying the following formula: WACC = Per[*(Equity/Total Capital)]+[(Debt/Total Capital)*(1-T)] Where:
         Per = rate of return required on the equity portion of total capitalization

         Applying this formula in this specific case results in the following estimate of the weighted average cost of capital:


                               Low                                                  High
                               ---                                                  ----
WACC =              30% (0.2537) + 70% (0.095)             WACC =            55% (0.2537) + 45% (0.095)
WACC =              7.61% + 6.65%                          WACC =            13.95% + 4.3%
WACC =              14.3%                                  WACC =            18.3%

         Therefore, to estimate the present value of the future cash flows generated by the components, a 14.3% to 18.3% discount rate should be used, given the current level of risk associated with the industry and the operation of NTS - Properties Plus, Ltd.

VALUE FROM DISCOUNTED CASH FLOW ANALYSIS

         In summary, it can be clearly observed that a specific discount rate cannot be easily ascertained. However, the investment community involved in partnerships, corporations, and varying legal real estate interests have similar objectives. These are to measure the risk of the investment versus the rate of return on the investment and likelihood of return of principal.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -




         As reflected on Figures 3 and 4, the indicated value from the discounted cash flow is $0.12 to $0.45 per interest, which includes the estimated value of Lakeshore III as partially constructed. The Lakeshore III construction mortgage interest is subtracted during the construction and initial lease up of the building until the stabilized occupancy is achieved.

VALUE SUMMARY

         Three methods have been used to determine the implied enterprise and equity value of NTS - Properties Plus, Ltd. The variation in the concluding values is dependent on the methodology of each approach. A summary of the methods and implied equity value per unit is:

                                                             Low          High

Comparative Ratio Analysis Multiplier                        $(2.13)     $(0.81)
Comparative Analysis Acquisition of Controlling Interest     $ 1.19      $ 1.45
Discount Cash Flow Analysis                                  $ 0.12      $ 0.45

         The implied equity value derived by the corresponding analysis indicates a variation in the value per share of ($2.13) to $1.45. The mathematical results were weighted from the qualitative adjustments based on the differences in financial and operating characteristics of the comparable companies relative to NTS - Properties Plus, Ltd. The greatest consideration is given to the discounted cash flow analysis which best represents the anticipated changes in the future cash flow.

         The cash flows for the next nine years are negative because of the debt service

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -


in place for the next eight years. The mortgages are to be paid in full on all of the properties by 2008. Refinancing has not been considered in the analysis, but may be available on a larger amortization period of 20 years.

         The comparative acquisition value represents the maximum unit value based of the current motivations of the purchaser. The comparative ratio analysis places the greatest emphasis on the current cash flow which for NTS - Properties Plus, Ltd. is negative creating the lowest value.

         The comparative analysis acquisition of controlling interest sets the highest price for the partnership interest. A premium is applied to the stock price based on lateral mergers of similar real estate or real estate related corporations. The partnership price represents the maximum value.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -



                                  CERTIFICATION
                                  -------------

         This Certification is for the NTS - Properties Plus, Ltd. The undersigned do hereby certify that:

         1. To the best of their knowledge and belief, the statements of facts contained in this appraisal report are true and correct.

         2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are personal, impartial, and unbiased professional analyses, opinions, and conclusions.

         3. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

         4. We have no present or prospective interest in the property that is the subject of this report, and no personal interest or bias with respect to the parties involved.

         5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

         6. Our analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

         7. The use of this appraisal report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

NTS - Properties PLUS, LTD. - LOUISVILLE, KENTUCKY -




         8. George M. Chapman, Lin E. Bell, Charles L. Fore, and Mark E. Mitchell are currently certified under the continuing education programs of the Appraisal Institute.

                  As of the date of this report, I, George M. Chapman, MAI, SRA, CRE, have completed the requirements under the continuing education program of the Appraisal Institute (Through December 31, 2002).

         9. No one other than the undersigned prepared the analyses, conclusions, and opinions concerning comparative analysis that are set forth in this report.




----------------------------------                  ----------------------------
George M. Chapman, MAI, SRA, CRE                    Mark E. Mitchell, MAI


Date: October 20, 2000

                       ASSUMPTIONS AND LIMITING CONDITIONS
                       -----------------------------------

         The accompanying is for NTS - Properties Plus, Ltd. subject to the following assumptions and limiting conditions.

          1. The property is assumed to have a clear and marketable title such as any title company will insure, the rights of which can be conveyed by deed of the general warranty.

          2. No responsibility is assumed for matters legal or engineering in nature unless otherwise noted. Information provided by the client is assumed to be accurate.

          3. Any legal descriptions, property survey, site plans, site plats, drawings, and/or sketches contained herein were either furnished to the appraiser(s) or are based upon data provided to the appraiser(s). These items are included herein to assist the reader in visualizing the property. Although to the best of our knowledge, these items provide an accurate representation of the property, we have made no survey of the property, and we assume no responsibility in connection with such matters.

          4. The accompanying report is to be used as a whole and no part to be taken as a fraction thereof.

          5. Integra Chapman & Bell associates are not required to give further consultation, to testify in court, or be in attendance in court regarding this appraisal report unless arrangements have been set out previously.

          6. Neither all nor any part of the contents of this report shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of Integra Chapman & Bell, particularly as to valuation conclusions, the identity of the appraiser or firm with which he/she is connected, or any reference to the Appraisal Institute.

          7. Any distribution of the valuation of this report applies only under the existing program of utilization. The separate valuations for real estate and business must not be used in conjunction with any other appraisal or report and are invalid if so used.

          8. The appraiser assumes that there are no hidden or unapparent conditions of the property, subsoil, or structures which would render it more or less valuable. The appraiser assumes no responsibility for such conditions or for engineering which might be required to discover such factors.

          9.      Responsible business enterprise ownership is assumed.

         10. The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

         11. The property history has been provided by conversations with various individuals involved with the chain of title contracts, deeds, leases, and closing statements. We have not performed a title search, nor do we warrant that the history, as presented herein, is completely accurate since we have relied upon the information of others. Any person or entity contemplating an interest in the subject should rely solely upon a title search and opinion prepared by a qualified attorney-at-law.

         12. Integra Chapman & Bell requested a Level I and/or Level II environmental study, but it was not provided as of the date of this appraisal report. Integra Chapman & Bell inspected the subject property and saw no "red flags" indicating the evidence of hazardous materials. Integra Chapman & Bell has no knowledge of the existence of such materials on or in the property. Integra Chapman & Bell, however, is not qualified to detect such substances. The presence of substances such as asbestos, radon, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there are no such materials on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired. Further, Integra Chapman & Bell reserves the right to adjust the values reported herein, based on an engineer's report of the presence of hazardous materials.

         13. The value estimate expressed herein assumes competent and aggressive management and/or marketing of the enterprise.

         14. It is assumed that any user of this appraisal report has obtained and reviewed all architectural data, such as property survey, building/site plans, and specifications, as well as all leases, if any.

         15. The value estimate expressed herein considers that all phases of development are under the same ownership.

         16. If the value estimate expressed herein relates to a fractional interest, it is not necessarily a conclusion of this appraisal report that the value of this fractional interest (plus the value of all other fractional interests) equal the value of the fee simple estate, considered as a sole interest.

         17. Certain information contained in this appraisal report has been furnished by others. The sources and the information are considered to be reliable but cannot be guaranteed.

                                                                  Exhibit (c)(4)



                   Fairness Opinion of Integra Chapman & Bell
                             dated October 23, 2000

October 23, 2000



NTS-Properties Plus Associates
c/o Mr. J. D. Nichols
10172 Linn Station Road
Louisville Kentucky, 40223


Dear Mr. Nichols:


         Integra Chapman & Bell has been asked to address the fairness of an offer to purchase the outstanding limited partnership interests ("Interests") of NTS-Properties Plus (the "Partnership"). It is our understanding that ORIG, LLC ("ORIG") intends to offer to purchase all Interests, except Interests owned by affiliates of ORIG, NTS-Properties Plus Associates (the "General Partner") and the Partnership, at a price of $1.15 per Interest. In preparation of the fairness opinion the documents reviewed included the SEC publicly filed partnership documents, appraisals of real estate held by joint ventures in which the Partnership holds Interests, the Valuation of Limited Partnership Interest report prepared by Integra Chapman & Bell dated October 20, 2000, and documentation prepared by NTS Development Company or the Arthur Andersen accountants employed by NTS Development Company.

         The real estate assets of the Partnership are joint venture interests in Blankenbaker Business Center Joint Venture and Lakeshore/University II Joint Venture. These two joint ventures collectively own the Lakeshore Business Center I, II, and III which are located in Fort Lauderdale, Florida and the Blankenbaker Business Center IA located in Louisville, Kentucky. The properties in Fort Lauderdale, Florida and Louisville, Kentucky were inspected and appraised by Integra Chapman & Bell. Members of the Appraisal Institute holding the MAI designation prepared the real estate appraisal reports which were prepared to comply with Uniform Standards of Professional Appraisal Practice as complete appraisals and self-contained reports. The reports were dated November 1, 1999 and September 10, 1999, respectively.

         In conducting our analysis and arriving at the opinion expressed herein, we have reviewed historical financial data deemed relevant, which is publicly available and furnished by NTS Development Company. This included real estate operating data, short and long term debt, and partnership operating data regarding the Partnership. Also reviewed were the cash flow analysis projections, long and short-term debt information applicable to the Partnership, and the 10Q and 10K filings with the SEC. The Form 10Q reviewed was for the period ending June 30, 2000. The Forms 10K reviewed were for the periods ending December 31, 1997, 1998, and 1999. Also reviewed was the addendum letter concerning Lakeshore III and the Valuation of Limited Partnership Interests report which estimates the value of the Interests.

         Integra Chapman & Bell was requested to address the fairness of the consideration offered by ORIG for the Interests. Integra Chapman & Bell does not perform tax, accounting, or legal services or render such advice in review and analysis. We have relied upon the valuation of the physical assets which was performed by Integra Chapman & Bell, the SEC filings, the financial statements, and other information provided by NTS and Arthur Andersen.

         Since the date of the appraisal report, the Lakeshore Business Center III site has commenced construction of an office building. The Lakeshore Business Center appraisal included a letter of addendum, dated August 9, 2000 which addressed the construction of a partially completed office building on the vacant site, in addition to the Lakeshore Center assets. This site was owned free and clear prior to construction. The Partnership was asked to inject funds for construction of the improvements in proportion to its ownership interest in the joint venture. Funds were not available, necessitating a reduction in the Partnership's ownership interest in the Lakeshore/University II joint venture. The purpose of the real estate appraisal, Valuation of Limited Partnership Interests report, and the financial analysis is to establish the value of all Interests of the Partnership. The value of the Partnership's non-real estate assets was derived from the financial statements that were provided. It is assumed that the financial statements provided reflect the financial condition of all non-real estate assets of the Partnership. The Partnership financial statements specified the cash, accounts payable, accounts receivable, short term and long term liabilities, and other associated income and expenses. It is understood that a cash offer will be made for all of the Interests, except Interests owned by affiliates of ORIG, the General Partner and the Partnership. The general partner (NTS-Properties Associates) and affiliates currently own 30,884 Interests of the originally issued 685,647 Interests. The Partnership has retired the remaining Interests.

         The fairness opinion has been based upon a physical inspection by George M. Chapman of the Kentucky real property, but no inspection of the Florida real estate properties has been completed. Further, this fairness opinion has been based upon the real estate value reported in the appraisals, which are the major contributors to the value of the Interests. The remaining assets of the Partnership are derived from the cash and accounts receivable less accounts payable to include the long-term debt. Valuation of these components is on a cash basis and is documented in the Valuation of Limited Partnership Interests report. Three approaches were used to derive a value: comparable public partnerships analysis, comparable transactions analysis, and discounted cash flow analysis.

         The first is the traditional method using a comparable public partnership analysis. This analysis identified transactions in which the buyer was acquiring a major or controlling interest in the outstanding Interests and is traditionally the most relied upon approach to value. This method identified four transactions, but only three were given consideration in the final conclusions of the value of the enterprise from which the value of the equity was derived. Due to the weakness in the degree of comparability to the type of transactions being considered by ORIG one of the comparables was omitted. The second method used is the comparable transaction analysis which identified companies in which controlling interest was being purchased. The investigation included a historic general summary of recent controlling interest premiums for stock transactions, real estate related premiums, and two specific real estate transaction premiums. The resulting multiplier was applied to the recent range of unit sale prices to derive a value of the units, if controlling interest is to be acquired. The third method is a discounted cash flow model. Using the projected annual net incomes reported in the real estate appraisals and the Partnership's percentage ownership of each property, the annual real estate incomes for the Partnership is determined. Other income and expenses to the Partnership were taken from the financial statements furnished by the Partnership's Form 10K and 10Q SEC filings. The results of the data extraction is found in the 10 year pro forma statement and shown as the cash flow. The cash flows and the reversionary value (sale price of the assets at the end of the 10 year term) less any debt were discounted to a present value using an appropriate rate. Since the Partnership owns a partial interest in several real properties and only through the acquiring of the joint venture Interests could control the property to be obtained, a projected holding period was estimated. During this holding period it is assumed the Partnership performance will be similar to that in the past. There does not appear to be any changes on the horizon which would improve performance in the next few years. The rate was determined using the Weighted Average Cost of Capital and compared to all cash transactions for real estate nationally. This method takes into consideration any changes in income and debt over the holding period.

         The comparable public partnership analysis is a good indicator of value if the income, expenses, and debt are reasonably constant over the holding period. However, the Partnership shows significant variation over the ten-year pro forma period, reducing the reliability of this analysis. The reduced reliability is caused by using static EBITDA (earnings before interest, income tax, depreciation and amortization) and a multiplier. Because of the heavy debt service for the next few years until the mortgage is retired and shortfalls in income, this method produces unreliable results. The findings are ($2.13) to ($0.81) per Interest. The transaction analysis is to produce the highest likely price that would be paid for acquiring a majority interest in a company. The most reliable data was obtained from the statistical analysis and individual acquisition reported by Merger Stats. Even though the general partner has control of the Partnership, to gain majority interest will require a premium purchase price with the highest premium to be the upper limits of cost for acquiring majority status. The results are currently $1.19 to about $1.45 per Interest. The discounted cash flow analysis is believed to produce the most probable findings since this takes into consideration future changes in real estate income, debt, income, and expenses which accrue to the Partnership. There is difficulty with using this method of selecting the appropriate discount rate, but is deemed to be less of a concern than failure to take into consideration changes in income and debt over the holding period, which is a shortcoming of other methods. The value derived from the discounted cash flow analysis is $0.12 to $0.45 Interest. This is the most reliable method of analysis since this specifically outlined future income and expenses of the real estate and the Partnership.

         This presentation does not address any other assets, holdings, partnerships, or ventures nor does it provide an opinion as to the capital requirements or availability of capital by ORIG to purchase the partner's Interest. Integra Chapman & Bell was retained to provide this fairness opinion. Integra Chapman & Bell has no interest in the NTS-Properties Plus Ltd. Partnership and commits that it will not participate in this partnership for the next 24 months. This opinion is solely for the use of the General Partner. Integra Chapman & Bell requests prior approval for inclusion to filings with the Securities and Exchange Commission. Parts of this letter may not be quoted or quotes extracted without prior approval. This opinion does not constitute a recommendation to the limited partners on any aspect of the purchase or to ORIG if it offers to purchase the Interests.

         In conclusion, based upon the analysis presented, it is Integra Chapman & Bell's opinion that as of October 15, 2000 the offer to purchase the Interests by ORIG at a price of $1.15 per Interest is fair to the Limited Partners from a financial point of view.

Sincerely yours,



George M. Chapman MAI SRA CRE

GMC:lja

                                                                  Exhibit (d)(1)



             Agreement, Bill of Sale and Assignment dated February, 2000 between ORIG, LLC, Roger M. Kalar, Martha Kalar,
                    David Warshawsky and Marilyn Warshawsky

                     AGREEMENT, BILL OF SALE AND ASSIGNMENT
                     --------------------------------------


     THIS AGREEMENT, BILL OF SALE AND ASSIGNMENT (the "Agreement") is made and entered into this ___ day of February, 2000, by and among (i) ROGER M. KALAR and MARTHA KALAR, his wife, with mailing address at Old Avon Village, P.O. Box 788, Building 39, Avon, Connecticut 06001 (collectively, "Kalar") and DAVID WARSHAWSKY and MARILYN WARSHAWSKY, his wife, with mailing address at 1506 Berwick Road, Baltimore, Maryland 21204 (collectively, "Warshawsky") (Kalar and Warshawsky are hereinafter collectively referred to herein as the "Sellers"), and (ii) ORIG, LLC, a Kentucky limited liability company, with principal office and place of business at 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Buyer").

                              PRELIMINARY STATEMENT

     The Sellers own certain limited partnership interests (the "Units") in the "NTS Public Partnerships" (as that term is hereinafter defined) and desire to sell the same to the Buyer, and the Buyer desires to purchase the same from the Sellers, in accordance with the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. The Sellers hereby sell, transfer, convey and assign to the Buyer those Units in the NTS Public Partnerships owned by the Sellers as set forth on Exhibit A attached hereto and made a part hereof (all of the entities referred to on Exhibit A are hereinafter collectively referred to as the "NTS Public
Partnerships"   and  each  is   individually   referred  to  as  a  "NTS  Public
Partnership").

     2. Each of the Sellers represents and warrants that he or she owns the respective Units in the NTS Public Partnerships as identified on Exhibit A hereto, free and clear of all liens, encumbrances and security interests whatsoever, and that he or she will defend title to the Units hereby conveyed against the claims and demands of all persons. Each of the Sellers further represents and warrants that he or she has had the opportunity to ask questions and receive answers concerning the NTS Public Partnerships, to inspect and copy material documents relating to the NTS Public Partnerships, and to obtain all additional information necessary to verify the accuracy of such information. Each of the Sellers further represents and warrants that he or she, either alone or with his or her purchaser representative, has such knowledge and experience in financial matters that he or she is capable of evaluating the merits and risks of this sale. Each of the Sellers further represents and warrants that as of the date hereof, none of them own, either individually or jointly with another, or as a beneficiary, any other limited partnership interests in any of the NTS Public Partnerships, and the Sellers further warrant and agree that from and after the date hereof, they shall not acquire a partnership interest in any form whatsoever in any of the NTS Public Partnerships.

     3. Each of the Sellers hereby agrees to execute and deliver to the Buyer, or if such Units are held in trust for the benefit of a Seller, the respective Seller shall cause the trustee or custodian to execute and deliver to the Buyer, contemporaneously with the execution and delivery of this Agreement, the following documents:

                  (A) A Partnership Transfer Form, a form of which is attached hereto and made a part hereof as Exhibit B, with respect to the Units in each of the NTS Public Partnerships which the respective Seller owns; and

                  (B) The original Certificates, if any, representing the Units owned in each of the NTS Public Partnerships duly assigned to the Buyer. If the Certificates have been lost, then the Sellers will execute and deliver an Affidavit of Loss and Indemnity Agreement, a form of which is attached hereto and made a part hereof as Exhibit C, with respect to the lost Certificates.

     4. As payment for the assignment of the Sellers' Units in the NTS Public Partnerships pursuant to Paragraph 1 hereof, the Buyer hereby agrees (a) to pay Kalar the sum of Six Hundred Seventy-Five Thousand and 00/100 Dollars ($675,000.00) and (b) to pay Warshawsky the sum of Two Hundred Twenty-Five Thousand and 00/100 Dollars ($225,000.00) (collectively, the "Purchase Price"). The Purchase Price for the Units shall be wire transferred by Buyer to Sellers, pursuant to written wire instructions received from Sellers, within three (3) business days of receipt by Buyer of all transfer documents necessary, appropriate or required in order to evidence the transfer of the Units to Buyer as contemplated herein. Upon the payment of the Purchase Price by Buyer to Sellers and delivery by Sellers to Buyer of the documents evidencing the transfer of the Units as contemplated in Paragraph 3 hereof, the Buyer shall be entitled to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of the Units herein conveyed.

     5. The Purchase Price shall be allocated to the different  Units in the NTS
Public   Partnerships  as  is  specified  opposite  each  of  those  NTS  Public
Partnerships on Exhibit A.

     6. The Sellers and their respective heirs, personal representatives, successors and assigns, hereby agree from and after the date hereof to keep confidential and not disclose without the prior written consent of the Buyer (a) the existence of this Agreement, or (b) the terms and conditions of this Agreement. The foregoing restriction shall not apply to disclosures and information which (i) are required to comply with any applicable court or administrative order, law, statute or regulation, (ii) are required to enforce this Agreement, or (iii) are already in the public domain or enter the public domain through a third party who does not thereby breach an obligation of confidentiality required by this Agreement.

     7. The Sellers and the Buyer hereby release any and all claims, liabilities, actions, causes of action, demands, lawsuits, losses, damages and the like, whatsoever that each may have against the other and Buyer's affiliates and their officers, directors and employees, whether known or unknown, matured or unmatured, contingent or absolute, except that the obligations of the Sellers and the Buyer under this Agreement are not released.

     8. The parties hereto hereby appoint the respective general partner of each of the NTS Public Partnerships to transfer ownership of the Units conveyed herein on the books and records of the respective NTS Public Partnership, and the parties hereto further agree to execute and deliver any and all additional documents required by such general partner in order to effect the transfer of the Units contemplated herein.

     9. The parties hereto hereby agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur. Without limiting any rights or remedies available to the Buyer, upon the violation of any provision hereof, each of the Sellers hereby acknowledge that the Buyer is entitled to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any willful breach of this Agreement or to enforce specific performance of this Agreement.

     10. All notices and other communications hereunder shall be given in writing and shall be sufficiently given when personally delivered, delivered by a nationally recognized overnight courier service, or when sent in the U.S. mail, registered or certified, return receipt requested, postage prepaid, addressed as follows (or to such other address or to such other person as to which any party hereto shall have given the other parties hereto written notice):

      If to Kalar:                       Mr. and Mrs. Roger M. Kalar
                                         Old Avon Village
                                         P.O. Box 788, Building 39
                                         Avon, CT  06001

      If to Warshawsky:                  Mr. and Mrs. David Warshawsky
                                         1506 Berwick Road
                                         Baltimore, MD 21204

      If to Buyer:                       ORIG, LLC
                                         10172 Linn Station Road
                                         Louisville, KY 40223
                                         Attention: Neil A. Mitchell

     11. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky, without regard to its conflicts of law rules.

     12. This Agreement may not be amended or modified, unless in writing signed by all parties.

     13. This Agreement shall be binding upon the parties hereto, and their respective legal representatives, heirs, successors and assigns.

     14. This Agreement contains the entire understanding between the parties hereto pertaining to its subject matter and supersedes all other agreements and understandings, both oral and written, between the parties hereto concerning the subject matter hereof.

         IN WITNESS WHEREOF, the parties have entered into this Agreement as of the day, month and year first above written.


                                             /s/ Roger M. Kalar
                                             -----------------------------------
                                             ROGER M. KALAR

                                             /s/ Martha C. Kalar
                                             -----------------------------------
                                             MARTHA KALAR

                                                 (collectively, "Kalar")


                                             /s/ David Warshawsky
                                             -----------------------------------
                                             DAVID WARSHAWSKY

                                             /s/ Marilyn Warshawsky
                                             -----------------------------------
                                             MARILYN WARSHAWSKY

                                                  (collectively, "Warshawsky")



                                             ORIG, LLC

                                             By:
                                                --------------------------------
                                             Title:
                                                   -----------------------------

                                                   (the "Buyer")

                                                                  Exhibit (d)(2)



                    Guaranty Agreement dated August 15, 2000
                between the Bank of Louisville and J.D. Nichols

                               GUARANTY AGREEMENT

                           dated as of August 15, 2000

                                      among

                               BANK OF LOUISVILLE
                                  as the Lender

                                    ORIG, LLC
                                 as the Borrower

                                       and

                                  J. D. NICHOLS
                                as the Guarantor

                               GUARANTY AGREEMENT

     This  is  a  Guaranty   Agreement  dated  as  of  August  15,  2000,  (this
"Agreement"),   among  BANK  OF  LOUISVILLE  (the  "Lender");   ORIG,  LLC  (the
"Borrower"); J. D. NICHOLS (the "Guarantor").

                                   SECTION 1

                            Recitals and Definitions
                            ------------------------

     This Agreement is entered into concurrently with and pursuant to a Loan Agreement (the "Loan Agreement"), dated as of August 15, 2000, between the Lender and the Borrower and joined in by the Guarantor. Capitalized terms not otherwise defined herein shall have the meanings given them in the Loan Agreement. Pursuant to the Loan Agreement, the Borrower has executed and delivered to the Lender three Revolving Credit Notes each dated August 15, 2000 and in the principal amount Two Million Dollars ($2,000,000) (for a total of Six Million Dollars ($6,000,000.00)) and payable to the order of the Lender (such three Revolving Credit Notes, including any notes or other instruments issued in renewal, replacement, extension, modification, novation and/or revival thereof, the "Revolving Credit Notes") and various other Borrower Documents (as that term is defined in the Loan Agreement).

                                    SECTION 2

                       Guaranty of Payment and Performance
                       -----------------------------------

     The Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantees the following obligations and/or liabilities (collectively, the "Guaranteed Principal"): (a) the prompt payment in full by the Borrower of all obligations under the Revolving Credit Notes; and (b) the punctual and faithful performance and observance by the Borrower of all other obligations and undertakings to be performed or observed pursuant to the Loan Agreement and the other Borrower Documents. In addition to the Guaranteed Principal, the Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantee the following obligations and/or liabilities (collectively, the "Other Guaranteed Amounts"): (x) any and all interest accruing on the Guaranteed Principal under the Revolving Credit Notes, the Loan Agreement, and/or any other of the Borrower Documents; and (y) that the Guarantor will, upon demand, pay to the Lender any and all fees, charges and costs of collecting the Guaranteed Principal or otherwise enforcing the Lender's rights under this Agreement, including without limitation the reasonable fees and expenses of the Lender's counsel. Notwithstanding the foregoing, the maximum aggregate liability of the Guarantor under this Agreement for the Guaranteed Principal shall not exceed the Guarantor Maximum. (For purposes of this Section, "Guarantor Maximum" at any time shall mean the lesser of (i) $6,000,000.00, or
(ii) the greater of (A) the Guaranteed Principal multiplied by the percentage of the equity interests of the Borrower owned by the Guarantor (directly or indirectly, and legally or beneficially) on either (I) the date of an Event of Default under the Loan Agreement or (II) the date on which the Lender makes a demand for payment from the Guarantor under this Agreement (it being within the discretion of the Lender to choose between the dates in (I) and (II)), or (B) $4,500,000.00). The Guaranteed Principal, limited to the Guarantor Maximum, and the Other Guaranteed Amounts are sometimes referenced in this Agreement as the "Guaranteed Obligations." The Guaranteed Obligations under this Agreement shall be in addition to the maximum aggregate liability of the Guarantor or any other guarantor to the Lender under any guaranty agreement of the Guarantor or any other guarantor heretofore or hereafter given.

                                    SECTION 3

                            Obligations Unconditional
                            -------------------------

     This is an unconditional and absolute guaranty of payment and performance. If for any reason, the Borrower fails to observe or perform any obligation, undertaking or condition (whether affirmative or negative) in the Loan Agreement or any other of the Borrower Documents, to be performed or observed by the Borrower or if any amounts payable by the Borrower pursuant to the Revolving Credit Note or the Loan Agreement are not paid promptly when due or any Event of Default occurs, the Guarantor shall promptly perform or observe or cause to be performed or observed each such obligation, undertaking or condition and forthwith shall pay such amount at the place and to the person entitled thereto pursuant to the Revolving Credit Note or the Loan Agreement, regardless of any set-off or counterclaim which the Borrower may have or assert, and regardless of whether or not the Lender or anyone on behalf of the Lender shall have instituted any suit, action or proceeding or exhausted their remedies or taken any steps to enforce any rights against the Borrower or any other person to compel such performance or to collect all or any part of such amount pursuant to the provisions of the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or at law or in equity, or otherwise, and regardless of any other condition or contingency. The liability of the Guarantor shall be for the payment in full of the entire amount of the Guaranteed Obligations, jointly and severally with that of the Borrower, any co-maker, or accommodation party, or other guarantor, subject to the Maximum Liability Amount. This Agreement shall not, however, be construed to require the Guarantor to make any payment which is duplicative of a payment already made by the Guarantor or by the Borrower, any co-maker, accommodation party, or any other guarantor, except as provided in Section 8 of this Agreement.

                                    SECTION 4

                             Waivers and Agreements
                             ----------------------

     The Guarantor hereby unconditionally:

     4.01 Waives any requirement that the Lender first seek to enforce remedies against the Borrower or any other person or entity before seeking to enforce this Agreement against either Guarantor.

     4.02 Waives any requirement that the Lender first make demand upon, or seek to enforce remedies against, to Guarantor, or against any other guarantor of any of the Guaranteed Obligations in any particular order, before demanding payment from, or seeking to enforce this

Agreement against, the Guarantor or any other guarantor. The Guarantor acknowledges that the Lender, in the Lender's sole discretion, may enforce remedies against the Guarantor pursuant to this Agreement and not enforce similar remedies against any other guarantor with respect to the Guaranteed Obligations or vice versa. The Guarantor further acknowledges that the enforcement of remedies against the Guarantor in lieu of enforcing remedies against any other guarantor, or vice versa, shall not affect the validity or enforceability of the Lender's rights and/or remedies under this Agreement or any other guaranty agreement guarantying any of the Guaranteed Obligations.

     4.03 Waives any requirement that the Lender first seek to enforce remedies against any property in which the Lender may have any interest securing any (a) indebtedness which either Guarantor has guaranteed under this Agreement, or (b) guaranty obligations of any other guarantor, or enforcing any such rights in any particular order, before demanding payment from, or seeking to enforce this Agreement against, either Guarantor.

     4.04 Covenants that the Guarantor's obligation under this Agreement will not be discharged except by complete payment and performance of all of the Guaranteed Obligations, including, without limitation, all obligations of the Borrower under the Revolving Credit Note, and all other obligations of the Borrower under the Loan Agreement and the other Borrower Documents, or by payment in full by the Guarantor of the Guaranteed Obligations in accordance with the terms of this Agreement.

     4.05 Agrees that this Agreement shall remain in full force and effect without regard to, and shall not be affected or impaired by any invalidity, irregularity or unenforceability in whole or in part of the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any limitation of the liability of the Borrower thereunder, or any limitation on the method or terms of payment thereunder which may now or hereafter be caused or imposed in any manner whatsoever.

     4.06 Waives any obligation that the Lender might otherwise have to marshal assets or to proceed against any particular persons or assets in any particular order.

     4.07 Waives any defenses either Guarantor may have arising out of or in any way related to any or all of the following:

          (a) Any failure on the part of the Lender to perfect the Lender's security interest in or lien against, or any lack of diligence in connection with or failure to foreclose or realize upon, any property, whether real or personal, tangible or intangible, now or hereafter granted to the Lender as collateral security for any of (1) the Borrower's liabilities  or  obligations,  or (2)  either  Guarantor's  liabilities  or obligations hereunder, or (3) any other guarantor's liabilities or obligations under any other guaranty agreement relating to all or any part of the Guaranteed Obligations.

          (b) The voluntary or involuntary discharge or release of any of the Guaranteed Obligations, or of any co-maker, accommodation party, surety or any other person or entity, including but not limited to, any other guarantor, whether voluntarily or by reason of bankruptcy, insolvency, or other laws affecting the rights of creditors generally or otherwise.

          (c) The receipt by the Lender of any provisional, invalid or refundable payment if such payment is thereafter revoked or if such payment is returned by the Lender to or for the benefit of the Borrower, either Guarantor or any other guarantor or the creditors of either.

          (d) Any right of set-off or counterclaim against the Lender which would otherwise impair the Lender's rights against either Guarantor or any other guarantor.

          (e) Any change in the composition, ownership or business of the Borrower, the Guarantor or any other guarantor.

                                    SECTION 5

                            Obligations Not Impaired
                            ------------------------

     The obligations of the Guarantor under this Agreement are joint and several, and intended to be in addition to and independent of those of the Borrower under the Guaranteed Obligations. In addition, the Guarantor acknowledge that the Guarantor's obligations under this Agreement are independent of and in addition to the obligations of any other guarantor(s) under any other guaranty agreement(s) related to all or any part of the
Guaranteed  Obligations.   To  that  end,  the  obligations,   undertakings  and
conditions to be performed or observed by the Guarantor under this Agreement shall not be affected or impaired by reason of the happening from time to time and one or more times of any of the following with respect to the Revolving Credit Note, the Loan Agreement, or any assignment of the rights of the Lender under this Agreement whether or not with notice to, or further consent of, the
Guarantor:

     5.01 Waiver by the Lender or any other person(s) of the observance or performance by (a) the Borrower of any obligation, undertaking or condition contained in the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or (b) any other guarantor of any liability or obligation contained in its guaranty agreement (except for the particular observance or performance so waived).

     5.02 Extension of the time for payment by the Borrower or any guarantor of any amount owing or payable under the Revolving Credit Note, the Loan Agreement, or any other guaranty agreement or of the time for payment or performance by the Borrower, any other guarantor(s) or any other person of any other obligation under or arising out of the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement related to all or any part of the Guaranteed Obligations or the extension or the renewal of any thereof (except for the particular extension or renewal so granted).

     5.03 Modification or amendment (whether material or otherwise) of any term, obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit

Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.04 Taking or omitting to take any action referred to in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.05 Any failure, omission, delay or lack on the part of the Lender or any other person, to enforce, assert or exercise any right, power or remedy conferred on the Lender or any other person in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement, or any action on the part of the Lender or any other person granting indulgence or extension in any form, or suspending any such right, power or remedy as to any person or entity.

     5.06 Voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liability, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar proceeding affecting the Borrower or any other guarantor(s), or the assets of the Borrower or any other guarantor(s), or the disaffirmance, rejection or postponement in any such proceeding of any other obligations or undertakings of the Borrower or any other guarantor(s) set forth in the Revolving Credit Note, the Loan Agreement, any of the Borrower Documents or any other guaranty agreement.

     5.07 Release or discharge of the Borrower or any other guarantor(s) from the performance or observance of any obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents or any other guaranty agreement by operation of law or otherwise.

     5.08 Release, substitution, exchange, dissipation, surrender or replacement of any collateral security for any liability or obligation of the Borrower or any other guarantor(s), with respect to all or any part of the Guaranteed Obligations or otherwise, under or with respect to the Borrower Documents or any other guaranty agreement, whether or not permitted in any of the Borrower Documents.

     5.09 Receipt and acceptance by the Lender or any other person or entity of notes, checks or other instruments for the payment of money made by the Borrower or other person or entity, and extension or renewals of such instrument (except to the extent that such instruments are paid or converted into cash).

     5.10 Any failure of title with respect to the interest of the Borrower or Lender in the collateral security for any liability or obligation of the Borrower for any other guarantor(s) or any parts or components thereof.

     5.11 The dissolution, merger or consolidation of the Borrower, either Guarantor or any other guarantor(s) or the sale, divesture or other disposition of any or all of the interest of the Borrower, either Guarantor or any other guarantor(s) in any collateral.

     5.12 Any action or inaction (including, without limitation, the election of the Lender to proceed with a judicial or nonjudicial foreclosure against any real or personal property security it holds) by the Lender or any other persons which results in any impairment or destruction of (a) any subrogation or rights of either Guarantor, (b) any rights of either Guarantor to proceed against the Borrowers, and other guarantor(s) or any other person for reimbursement, or (c) any rights of Lender with respect to any collateral security for any liability or obligation of the Borrowers with respect to all or any part of the Guaranteed Obligations, or otherwise under or with respect to the Borrower Documents, or for any obligation under any other guaranty agreement.

     5.13 Any action taken by the Lender or any other person or entity against the Borrower or Guarantor which would afford the Borrower or any guarantor a defense based on any anti-deficiency protection under the laws of any jurisdiction.

     5.14 Change, exchange, waiver, release or subordination, in whole or in part, of any security interest, mortgage, pledge or other lien now or hereafter held by the Lender as collateral security for any of the Guaranteed Obligations, or any other liability or obligation of the Borrower under the Borrower Documents, or for any obligations under any other guaranty agreement and the justifiable or unjustifiable impairment of any such collateral security, or suspension of the right to enforce against any such collateral security.

     5.15 Grant of indulgences, forbearances or compromises with respect to, and any settlement made with, Borrower, or any co-maker, accommodation party, surety, any other guarantor(s) or any other person or entity, or with respect to any of the Guaranteed Obligations or the obligations under any other guaranty agreement.

     5.16 Extension of loans, credit, advances, discounts and other financial accommodations to the Borrower by the Lender in addition to, or in excess of, the amount of the Guaranteed Obligations.

     5.17 Acceptance by the Lender of any late, partial or interest-only payment with respect to the Guaranteed Obligations.

     5.18 Lack of diligence by the Lender in collecting, or attempting to collect, the Guaranteed Obligations, the obligations under any other guaranty agreement or any other obligations or liabilities or in otherwise dealing with the Borrower, the Guaranteed Obligations or any co-maker, accommodation party, surety, or any other guarantor(s), or any other person or entity.

     5.19 The calling for and accepting, at any time the Lender deems necessary or appropriate, as additional security, the signature or signatures of additional parties, or a security interest in property of any kind or description, or both.

     5.20 Any other cause, whether similar or dissimilar to the foregoing. It is the intention of the Guarantor that this Agreement constitutes an absolute and unconditional guaranty in any and all circumstances, and this Agreement shall be discharged only by the payment in full of all sums guaranteed and by the performance in full of all of the Guaranteed Obligations.

                                    SECTION 6

                                Waiver of Notice
                                ----------------

     The Guarantor waives notice of acceptance of this Agreement by the Lender, notice of execution and delivery of the Revolving Credit Note, the Loan Agreement any other of the Borrower Documents, and any other guaranty agreement, or any instrument referred to in such documents. The Guarantor further waives, to the fullest extent permitted by applicable law, each and every notice to which the Guarantor would otherwise be entitled under principles of guaranty or suretyship law. Without limiting the generality of the foregoing, the Guarantor hereby expressly waive all notices and defenses whatsoever with respect to this Agreement or with respect to the Guaranteed Obligations, including, but not limited to, notice of the Lender's acceptance of the Agreement or its intention to act, or its action, in reliance upon this Agreement; notice of the present existence or future incurring by the Borrower of any Guaranteed Obligations or any other obligations or liability or any terms or amount thereof or any change therein; notice of any default or nonpayment (whether to the Guaranteed Obligations or of any other obligation or liability) by the Borrower or any accommodation party, co-maker, surety, pledgor, mortgagor, grantor of security, any other guarantor(s) or any other person or entity; notice of the obtaining or release of any guaranty or surety agreement (in addition to this Agreement), pledge, mortgage, security interest, assignment, or other security for any of the Guaranteed Obligations; notice of dishonor; notice of nonpayment; notice of acceleration of the Guaranteed Obligations; notice of the making of a demand for payment of the liability or obligations of the Borrower; presentment and notice of presentment; protest and notice of protest; demand and notice of demand; nonpayment and notice of nonpayment; notice of the disposition of any collateral held to secure the Guaranteed Obligations; and any other notice required by law or otherwise. The Guarantor recognizes and hereby guarantees a Revolving Credit Note which may vary in the amount of aggregate principal outstanding, and waives notice of all disbursements made to the Borrower pursuant to the Loan Agreement. In any event, the Guarantor's obligations under this Agreement shall not exceed the limitations provided in Section 2 of this Agreement.

                                    SECTION 7

                              Waiver of Subrogation
                              ---------------------

     The Guarantor hereby unconditionally waives any right of subrogation which they might have acquired by way of any payment made under this Agreement or otherwise. Accordingly, the Guarantor shall not become a creditor of the Borrower as a result of the payment made by any Guarantor under this agreement.

                                    SECTION 8

                              Rescission of Payment
                              ---------------------

     Notwithstanding Section 9 below, this Agreement shall continue to be effective, or be reinstated as the case may be, as though such payment had not been made, if any payment by the Borrower pursuant to the terms and conditions of the Revolving Credit Note, the Loan Agreement, this Agreement or any other of the Borrower Documents is rescinded or must otherwise be restored or returned by the Lender for any reason, including, without limitation (a) the invalidity or unenforceability of the obligation paid, for any reason; (b) failure or insufficiency of consideration for the obligation paid, or (c) the insolvency, bankruptcy or reorganization of the Borrower or any of any other guarantor(s).

                                    SECTION 9

                                   Termination
                                   -----------

     This Agreement shall remain in full force and effect until, and shall terminate (as "terminate" is used in Kentucky Revised Statutes ss. 371.065) on the earlier of (a) the day following the date of (1) payment in full upon maturity of all sums payable by the Borrower under, and (2) performance in full of all other obligations of the Borrower in accordance with the provisions of, the Revolving Credit Note, the Loan Agreement, this Agreement, all of the other Borrower Documents, and any extension and renewals thereof; or (b) August 31, 2006; provided, however, that termination of this Agreement on such termination date shall not affect in any manner the liability of the Guarantor with respect to (1) the Guaranteed Obligations which are created or incurred prior to such termination date ("Prior Obligations"), or (2) extension or renewals of, interest accruing on, or fees, costs or expenses incurred with respect to, such Prior Obligations prior to, on or after such termination date.

                                   SECTION 10

                                 Acknowledgment
                                 --------------

     The Guarantor acknowledges that (a) pursuant to Section 2.02 of the Loan Agreement, the Revolving Credit (as that term is defined in the Loan Agreement) shall be effective as of the date of the Loan Agreement, and unless the Revolving Credit is sooner terminated (or extended in the Lender's sole discretion) as provided in the Loan Agreement, shall continue in effect until August 31, 2005; (b) the Lender is under no duty to extend the period of the Revolving Credit beyond August 31, 2005; (c) neither the Borrower nor the Guarantor is relying upon or anticipating any such extension; and (d) if the Lender chooses to extend the Revolving Credit pursuant to Section 2.03(d) of the Loan Agreement, the Lender may require as a condition precedent to any extension, such modification(s), or amendment(s) of any kind or nature whatsoever, as the Lender determines in its sole discretion, to the Loan Agreement and/or any other Borrower Documents, including, but not limited to, the grant or increase of collateral security for the obligations of the Guarantor under the Agreement. The Guarantor further acknowledges that upon any extension of the period of the Revolving Credit, this Agreement shall remain in full force and effect and shall continue to apply to the Revolving Credit Notes, as extended (and to any renewal or replacement note or notes for one or more of the Revolving Credit Notes, or any replacement for all or any of them), until that Revolving Credit Notes, as extended, renewed or replaced, shall have been paid in full.

                                   SECTION 11

                                  Miscellaneous
                                  -------------

     11.01 This Agreement shall be binding upon the Guarantor and the Guarantor's heirs, personal representatives, successors and assigns, and shall inure to the benefit of, and be enforceable by, the Lender and the Lender's successors, transferees and assigns, including each and every holder of any indebtedness, obligation or liability of the Borrower constituting all or a portion of the Guaranteed Obligations.

     11.02 The Lender may enforce this Agreement with respect to one or more breaches either separately or cumulatively.

     11.03 This Agreement may not be modified or amended without the prior written consent of the Lender, and any attempted modification or amendment without such consent shall be void.

     11.04 This Agreement shall in all respects be governed by, and construed and enforced in accordance with, the laws (without regard to the conflicts of laws rules) of the Commonwealth of Kentucky.

     11.05 If any part, term or provision of this Agreement is unenforceable or prohibited by any law applicable to this Agreement the rights and obligations of the parties shall be construed and enforced with that part, term or provision limited so as to make it enforceable to the greatest extent allowed by law, or if it is totally unenforceable, as if this did not contain that particular part, term or provision. A determination in one jurisdiction that any part, term or provision of this Agreement is unenforceable or prohibited by law does not affect the validity of such part, term or provision in any other jurisdiction.

     11.06  The  headings  in this  Agreement  have  been  included  for ease of
reference   only,   and  shall  not  be  considered  in  the   construction   or
interpretation of this Agreement.

     11.07 This Agreement may be signed by each party hereto upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signature of each party.

     11.08 This Agreement may be executed by each party in multiple counterparts, each of which shall be deemed an original. It shall not be necessary in making proof of this Agreement or its terms to account for more than one such counterpart.

     11.09 THE GUARANTOR CONSENTS TO ONE OR MORE ACTIONS BEING INSTITUTED AND MAINTAINED IN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT AND/OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY (AT THE LENDER'S DISCRETION) TO ENFORCE THIS AGREEMENT AND/OR ONE OR MORE OF THE OTHER BORROWER DOCUMENTS, AND WAIVES ANY OBJECTION TO ANY SUCH ACTION BASED UPON LACK OF PERSONAL OR SUBJECT MATTER JURISDICTION OR IMPROPER VENUE. THE GUARANTOR AGREE THAT ANY PROCESS OR OTHER LEGAL SUMMONS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING MAY BE SERVED BY MAILING A COPY THEREOF BY CERTIFIED MAIL, OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL, ADDRESSED TO THE BORROWER AS PROVIDED IN
SECTION 12.12 BELOW. THE BORROWER ALSO AGREES THAT IT SHALL NOT COMMENCE OR MAINTAIN ANY ACTION IN ANY COURT, ADMINISTRATIVE AGENCY OR OTHER TRIBUNAL OTHER THAN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY WITH RESPECT TO THIS AGREEMENT, ANY OTHER OF THE BORROWER DOCUMENTS, ANY OF THE TRANSACTIONS PROVIDED FOR OR CONTEMPLATED IN ANY OF THE BORROWER DOCUMENTS, OR ANY CAUSE OF ACTION OR ALLEGED CAUSE OF ACTION ARISING OUT OF OR IN CONNECTION WITH ANY DEBTOR AND CREDITOR RELATIONSHIP BETWEEN OR AMONG THE GUARANTOR, THE BORROWER AND/OR THE LENDER THAT MAY EXIST FROM TIME TO TIME.

     11.10 In the event that any of the Guaranteed Obligations arise out of or are evidenced by more than one obligation or liability of the Borrower to the Lender, this Agreement may be enforced as to each separate liability or obligation constituting one of the Guaranteed Obligations, either separately or cumulatively.

     11.11 The use of any gender in this Agreement shall be deemed to include each other gender to the extent the context requires.

     11.12 (a) Any requirement of the Uniform Commercial Code or other applicable law of reasonable notice shall be met if such notice is given at least ten (10) business days before the time of sale, disposition or other event or thing giving rise to the requirement of notice.

          (b) All notices or communications under this Agreement shall be in writing and shall be (1) mailed by registered or certified mail, return receipt requested, (2) hand delivered, or (3) delivered by overnight carrier, to the parties at the addresses set forth below their names on the signature page(s) to this Agreement, and any notice so addressed and mailed or delivered to and/or deposited with such carrier, freight prepaid, shall be deemed to have been given when so mailed if mailed; or delivered if hand-delivered; or delivered to such overnight courier if delivered by overnight courier.

          (c) The parties hereto may at any time, and from time to time, change the address(es) to which notice shall be mailed, transmitted or otherwise delivered by written notice setting forth the changed address(es).

     11.13 THE BORROWER AND EACH GUARANTOR HEREBY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR ANY OTHER OF THE BORROWER DOCUMENTS. THIS WAIVER IS INTENDED TO APPLY TO ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE BORROWER AND GUARANTOR ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT THE LENDER HAS ALREADY RELIED ON THIS WAIVER IN ITS DEALINGS WITH THE BORROWER AND THE GUARANTOR. THE BORROWER AND GUARANTOR FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR THE OTHER BORROWER DOCUMENTS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.


     11.14 The Guarantor acknowledges that the Guarantor has received a copy of the Loan Agreement and each of the other Borrower Documents, as fully executed by the parties thereto. The Guarantor represent and warrants that the Guarantor
(a) HAS READ THE LOAN AGREEMENT AND THE OTHER BORROWER DOCUMENTS OR HAS CAUSED SUCH DOCUMENTS TO BE EXAMINED BY THE GUARANTOR'S REPRESENTATIVES OR ADVISORS;
(b) is thoroughly familiar with the transactions contemplated in the Loan Agreement and the other Borrower Documents; and (c), together with the Guarantor's representatives or advisors, if any, has had the opportunity to ask such questions to representatives of the Borrower and the Lender, respectively, and receive answers thereto, concerning the terms and conditions of the transactions contemplated in the Loan Agreement and the other Borrower Documents as the Guarantor deem necessary in connection with the Guarantor's decision to enter into this Agreement.

     IN WITNESS WHEREOF, the parties have executed this as of the date set out on the preamble hereto, but actually on the date(s) set forth below.


                    GUARANTOR: /s/ J. D. Nichols
                              --------------------------------------------------
                              J. D. NICHOLS

                              Date: August 15,  2000
                                   ---------------------------------------------

                              Address:
                              10172 Linn Station Road
                              Louisville, KY  40223
                              Attn: Neil Mitchell



                  BORROWER:   ORIG, LLC


                              By /s/ J. D. Nichols
                                ------------------------------------------------
                                J. D. NICHOLS, MANAGER

                                Date: August 15, 2000
                                     -------------------------------------------

                                Address:

                                10172 Linn Station Road #200
                                Louisville, KY  40223
                                Attn: Neil Mitchell

                 LENDER:      BANK OF LOUISVILLE



                              By /s/ Richard Bean
                                 -----------------------------------------------
                                 Richard Bean, Senior Vice President

                              Date: August 15, 2000
                                   ---------------------------------------------

                              Address:

                              500 W. Broadway
                              Louisville, KY  40202
                              Attn:  Richard Bean, Senior Vice President

                                                                  Exhibit (d)(3)



                    Guaranty Agreement dated August 15, 2000
                between the Bank of Louisville and Brian F. Lavin

                               GUARANTY AGREEMENT

                           dated as of August 15, 2000

                                      among

                               BANK OF LOUISVILLE
                                  as the Lender

                                    ORIG, LLC
                                 as the Borrower

                                       and

                                 BRIAN F. LAVIN
                                as the Guarantor

                               GUARANTY AGREEMENT
                               ------------------

     This  is  a  Guaranty   Agreement  dated  as  of  August  15,  2000,  (this
"Agreement"),   among  BANK  OF  LOUISVILLE  (the  "Lender");   ORIG,  LLC  (the
"Borrower"); BRIAN F. LAVIN (the "Guarantor").

                                    SECTION 1

                            Recitals and Definitions
                            ------------------------

     This Agreement is entered into concurrently with and pursuant to a Loan Agreement (the "Loan Agreement"), dated as of August 15, 2000, between the Lender and the Borrower and joined in by the Guarantor. Capitalized terms not otherwise defined herein shall have the meanings given them in the Loan Agreement. Pursuant to the Loan Agreement, the Borrower has executed and delivered to the Lender three Revolving Credit Notes each dated August 15, 2000 and in the principal amount Two Million Dollars ($2,000,000) (for a total of Six Million Dollars ($6,000,000.00)) and payable to the order of the Lender (such three Revolving Credit Notes, including any notes or other instruments issued in renewal, replacement, extension, modification, novation and/or revival thereof, the "Revolving Credit Notes") and various other Borrower Documents (as that term is defined in the Loan Agreement).

                                    SECTION 2

                       Guaranty of Payment and Performance
                       -----------------------------------

     The Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantees the following obligations and/or liabilities (collectively, the "Guaranteed Principal"): (a) the prompt payment in full by the Borrower of all obligations under the Revolving Credit Notes; and (b) the punctual and faithful performance and observance by the Borrower of all other obligations and undertakings to be performed or observed pursuant to the Loan Agreement and the other Borrower Documents. In addition to the Guaranteed Principal, the Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantee the following obligations and/or liabilities (collectively, the "Other Guaranteed Amounts"): (x) any and all interest accruing on the Guaranteed Principal under the Revolving Credit Notes, the Loan Agreement, and/or any other of the Borrower Documents; and (y) that the Guarantor will, upon demand, pay to the Lender any and all fees, charges and costs of collecting the Guaranteed Principal or otherwise enforcing the Lender's rights under this Agreement, including without limitation the reasonable fees and expenses of the Lender's counsel. Notwithstanding the foregoing, the maximum aggregate liability of the Guarantor under this Agreement for the Guaranteed Principal shall not exceed the Guarantor Maximum. (For purposes of this Section, "Guarantor Maximum" at any time shall mean the lesser of (i) $6,000,000.00, or
(ii) the greater of (A) the Guaranteed Principal multiplied by the percentage of the equity interests of the Borrower owned by the Guarantor (directly or indirectly, and legally or beneficially) on either (I) the date of an Event of Default under the Loan Agreement or (II) the date on which the Lender makes a demand for payment from the Guarantor under this Agreement (it being within the discretion of the Lender to choose between the dates in (I) and (II)), or (B) $600,000.00). The Guaranteed Principal, limited to the Guarantor Maximum, and the Other Guaranteed Amounts are sometimes referenced in this Agreement as the "Guaranteed Obligations." The Guaranteed Obligations under this Agreement shall be in addition to the maximum aggregate liability of the Guarantor or any other guarantor to the Lender under any guaranty agreement of the Guarantor or any other guarantor heretofore or hereafter given.

                                    SECTION 3

                            Obligations Unconditional
                            -------------------------

     This is an unconditional and absolute guaranty of payment and performance. If, for any reason, the Borrower fails to observe or perform any obligation, undertaking or condition (whether affirmative or negative) in the Loan Agreement or any other of the Borrower Documents, to be performed or observed by the Borrower or if any amounts payable by the Borrower pursuant to the Revolving Credit Note or the Loan Agreement are not paid promptly when due or any Event of Default occurs, the Guarantor shall promptly perform or observe or cause to be performed or observed each such obligation, undertaking or condition and forthwith shall pay such amount at the place and to the person entitled thereto pursuant to the Revolving Credit Note or the Loan Agreement, regardless of any set-off or counterclaim which the Borrower may have or assert, and regardless of whether or not the Lender or anyone on behalf of the Lender shall have instituted any suit, action or proceeding or exhausted their remedies or taken any steps to enforce any rights against the Borrower or any other person to compel such performance or to collect all or any part of such amount pursuant to the provisions of the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or at law or in equity, or otherwise, and regardless of any other condition or contingency. The liability of the Guarantor shall be for the payment in full of the entire amount of the Guaranteed Obligations, jointly and severally with that of the Borrower, any co-maker, or accommodation party, or other guarantor, subject to the Maximum Liability Amount. This Agreement shall not, however, be construed to require the Guarantor to make any payment which is duplicative of a payment already made by the Guarantor or by the Borrower, any co-maker, accommodation party, or any other guarantor, except as provided in Section 8 of this Agreement.

                                    SECTION 4

                             Waivers and Agreements
                             ----------------------

         The Guarantor hereby unconditionally:

     4.01 Waives any requirement that the Lender first seek to enforce remedies against the Borrower or any other person or entity before seeking to enforce this Agreement against either Guarantor.

     4.02 Waives any requirement that the Lender first make demand upon, or seek to enforce remedies against, to Guarantor, or against any other guarantor of any of the Guaranteed Obligations in any particular order, before demanding payment from, or seeking to enforce this

Agreement against, the Guarantor or any other guarantor. The Guarantor acknowledges that the Lender, in the Lender's sole discretion, may enforce remedies against the Guarantor pursuant to this Agreement and not enforce similar remedies against any other guarantor with respect to the Guaranteed Obligations or vice versa. The Guarantor further acknowledges that the enforcement of remedies against the Guarantor in lieu of enforcing remedies against any other guarantor, or vice versa, shall not affect the validity or enforceability of the Lender's rights and/or remedies under this Agreement or any other guaranty agreement guarantying any of the Guaranteed Obligations.

     4.03 Waives any requirement that the Lender first seek to enforce remedies against any property in which the Lender may have any interest securing any (a) indebtedness which either Guarantor has guaranteed under this Agreement, or (b) guaranty obligations of any other guarantor, or enforcing any such rights in any particular order, before demanding payment from, or seeking to enforce this Agreement against, either Guarantor.

     4.04 Covenants that the Guarantor's obligation under this Agreement will not be discharged except by complete payment and performance of all of the Guaranteed Obligations, including, without limitation, all obligations of the Borrower under the Revolving Credit Note, and all other obligations of the Borrower under the Loan Agreement and the other Borrower Documents, or by payment in full by the Guarantor of the Guaranteed Obligations in accordance with the terms of this Agreement.

     4.05 Agrees that this Agreement shall remain in full force and effect without regard to, and shall not be affected or impaired by any invalidity, irregularity or unenforceability in whole or in part of the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any limitation of the liability of the Borrower thereunder, or any limitation on the method or terms of payment thereunder which may now or hereafter be caused or imposed in any manner whatsoever.

     4.06 Waives any obligation that the Lender might otherwise have to marshal assets or to proceed against any particular persons or assets in any particular order.

     4.07 Waives any defenses either Guarantor may have arising out of or in any way related to any or all of the following:

     (a) Any failure on the part of the Lender to perfect the Lender's security interest in or lien against, or any lack of diligence in connection with or failure to foreclose or realize upon, any property, whether real or personal, tangible or intangible, now or hereafter granted to the Lender as collateral security for any of (1) the Borrower's liabilities or obligations, or (2) either Guarantor's liabilities or obligations hereunder, or (3) any other guarantor's liabilities or obligations under any other guaranty agreement relating to all or any part of the Guaranteed Obligations.

     (b) The voluntary or involuntary discharge or release of any of the Guaranteed Obligations, or of any co-maker, accommodation party, surety or any other person or entity, including but not limited to, any other guarantor, whether voluntarily or by reason of bankruptcy, insolvency, or other laws affecting the rights of creditors generally or otherwise.

     (c) The receipt by the Lender of any provisional, invalid or refundable payment if such payment is thereafter revoked or if such payment is returned by the Lender to or for the benefit of the Borrower, either Guarantor or any other guarantor or the creditors of either.

     (d) Any right of set-off or counterclaim against the Lender which would otherwise impair the Lender's rights against either Guarantor or any other guarantor.

     (e) Any change in the composition, ownership or business of the Borrower, the Guarantor or any other guarantor.

                                    SECTION 5

                            Obligations Not Impaired
                            ------------------------

         The obligations of the Guarantor under this Agreement are joint and several, and intended to be in addition to and independent of those of the Borrower under the Guaranteed Obligations. In addition, the Guarantor acknowledges that the Guarantor's obligations under this Agreement are independent of and in addition to the obligations of any other guarantor(s) under any other guaranty agreement(s) related to all or any part of the
Guaranteed  Obligations.   To  that  end,  the  obligations,   undertakings  and
conditions to be performed or observed by the Guarantor under this Agreement shall not be affected or impaired by reason of the happening from time to time and one or more times of any of the following with respect to the Revolving Credit Note, the Loan Agreement, or any assignment of the rights of the Lender under this Agreement whether or not with notice to, or further consent of, the
Guarantor:

     5.01 Waiver by the Lender or any other person(s) of the observance or performance by (a) the Borrower of any obligation, undertaking or condition contained in the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or (b) any other guarantor of any liability or obligation contained in its guaranty agreement (except for the particular observance or performance so waived).

     5.02 Extension of the time for payment by the Borrower or any guarantor of any amount owing or payable under the Revolving Credit Note, the Loan Agreement, or any other guaranty agreement or of the time for payment or performance by the Borrower, any other guarantor(s) or any other person of any other obligation under or arising out of the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement related to all or any part of the Guaranteed Obligations or the extension or the renewal of any thereof (except for the particular extension or renewal so granted).

     5.03 Modification or amendment (whether material or otherwise) of any term, obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit

Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.04 Taking or omitting to take any action referred to in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.05 Any failure, omission, delay or lack on the part of the Lender or any other person, to enforce, assert or exercise any right, power or remedy conferred on the Lender or any other person in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement, or any action on the part of the Lender or any other person granting indulgence or extension in any form, or suspending any such right, power or remedy as to any person or entity.

     5.06 Voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liability, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar proceeding affecting the Borrower or any other guarantor(s), or the assets of the Borrower or any other guarantor(s), or the disaffirmance, rejection or postponement in any such proceeding of any other obligations or undertakings of the Borrower or any other guarantor(s) set forth in the Revolving Credit Note, the Loan Agreement, any of the Borrower Documents or any other guaranty agreement.

     5.07 Release or discharge of the Borrower or any other guarantor(s) from the performance or observance of any obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents or any other guaranty agreement by operation of law or otherwise.

     5.08 Release, substitution, exchange, dissipation, surrender or replacement of any collateral security for any liability or obligation of the Borrower or any other guarantor(s), with respect to all or any part of the Guaranteed Obligations or otherwise, under or with respect to the Borrower Documents or any other guaranty agreement, whether or not permitted in any of the Borrower Documents.

     5.09 Receipt and acceptance by the Lender or any other person or entity of notes, checks or other instruments for the payment of money made by the Borrower or other person or entity, and extension or renewals of such instrument (except to the extent that such instruments are paid or converted into cash).

     5.10 Any failure of title with respect to the interest of the Borrower or Lender in the collateral security for any liability or obligation of the Borrower for any other guarantor(s) or any parts or components thereof.

     5.11 The dissolution, merger or consolidation of the Borrower, either Guarantor or any other guarantor(s) or the sale, divesture or other disposition of any or all of the interest of the Borrower, either Guarantor or any other guarantor(s) in any collateral.

     5.12 Any action or inaction (including, without limitation, the election of the Lender to proceed with a judicial or nonjudicial foreclosure against any real or personal property security it holds) by the Lender or any other persons which results in any impairment or destruction of (a) any subrogation or rights of either Guarantor, (b) any rights of either Guarantor to proceed against the Borrowers, and other guarantor(s) or any other person for reimbursement, or (c) any rights of Lender with respect to any collateral security for any liability or obligation of the Borrowers with respect to all or any part of the Guaranteed Obligations, or otherwise under or with respect to the Borrower Documents, or for any obligation under any other guaranty agreement.

     5.13 Any action taken by the Lender or any other person or entity against the Borrower or Guarantor which would afford the Borrower or any guarantor a defense based on any anti-deficiency protection under the laws of any jurisdiction.

     5.14 Change, exchange, waiver, release or subordination, in whole or in part, of any security interest, mortgage, pledge or other lien now or hereafter held by the Lender as collateral security for any of the Guaranteed Obligations, or any other liability or obligation of the Borrower under the Borrower Documents, or for any obligations under any other guaranty agreement and the justifiable or unjustifiable impairment of any such collateral security, or suspension of the right to enforce against any such collateral security.

     5.15 Grant of indulgences, forbearances or compromises with respect to, and any settlement made with, Borrower, or any co-maker, accommodation party, surety, any other guarantor(s) or any other person or entity, or with respect to any of the Guaranteed Obligations or the obligations under any other guaranty agreement.

     5.16 Extension of loans, credit, advances, discounts and other financial accommodations to the Borrower by the Lender in addition to, or in excess of, the amount of the Guaranteed Obligations.

     5.17 Acceptance by the Lender of any late, partial or interest-only payment with respect to the Guaranteed Obligations.

     5.18 Lack of diligence by the Lender in collecting, or attempting to collect, the Guaranteed Obligations, the obligations under any other guaranty agreement or any other obligations or liabilities or in otherwise dealing with the Borrower, the Guaranteed Obligations or any co-maker, accommodation party, surety, or any other guarantor(s), or any other person or entity.

     5.19 The calling for and accepting, at any time the Lender deems necessary or appropriate, as additional security, the signature or signatures of additional parties, or a security interest in property of any kind or description, or both.

     5.20 Any other cause, whether similar or dissimilar to the foregoing. It is the intention of the Guarantor that this Agreement constitutes an absolute and unconditional guaranty in any and all circumstances, and this Agreement shall be discharged only by the payment in full of all sums guaranteed and by the performance in full of all of the Guaranteed Obligations.

                                    SECTION 6

                                Waiver of Notice
                                ----------------

     The Guarantor waives notice of acceptance of this Agreement by the Lender, notice of execution and delivery of the Revolving Credit Note, the Loan Agreement any other of the Borrower Documents, and any other guaranty agreement, or any instrument referred to in such documents. The Guarantor further waives, to the fullest extent permitted by applicable law, each ande very notice to which the Guarantor would otherwise be entitled under principles of guaranty or suretyship law. Without limiting the generality of the foregoing, the Guarantor hereby expressly waives all notices and defenses whatsoever with respect to this Agreement or with respect to the Guaranteed Obligations, including, but not limited to, notice of the Lender's acceptance of the Agreement or its intention to act, or its action, in reliance upon this Agreement; notice of the present existence or future incurring by the Borrower of any Guaranteed Obligations or any other obligations or liability or any terms or amount thereof or any change therein; notice of any default or nonpayment (whether to the Guaranteed Obligations or of any other obligation or liability) by the Borrower or any accommodation party, co-maker, surety, pledgor, mortgagor, grantor of security, any other guarantor(s) or any other person or entity; notice of the obtaining or release of any guaranty or surety agreement (in addition to this Agreement), pledge, mortgage, security interest, assignment, or other security for any of the Guaranteed Obligations; notice of dishonor; notice of nonpayment; notice of acceleration of the Guaranteed Obligations; notice of the making of a demand for payment of the liability or obligations of the Borrower; presentment and notice of presentment; protest and notice of protest; demand and notice of demand; nonpayment and notice of nonpayment; notice of the disposition of any collateral held to secure the Guaranteed Obligations; and any other notice required by law or otherwise. The Guarantor recognizes and hereby guarantees a Revolving Credit Note which may vary in the amount of aggregate principal outstanding, and waives notice of all disbursements made to the Borrower pursuant to the Loan Agreement. In any event, the Guarantor's obligations under this Agreement shall not exceed the limitations provided in Section 2 of this Agreement.

                                    SECTION 7

                              Waiver of Subrogation
                              ---------------------

     The Guarantor hereby unconditionally waives any right of subrogation which they might have acquired by way of any payment made under this Agreement or otherwise. Accordingly, the Guarantor shall not become a creditor of the Borrower as a result of the payment made by any Guarantor under this agreement.

                                    SECTION 8

                              Rescission of Payment
                              ---------------------

     Notwithstanding Section 9 below, this Agreement shall continue to be effective, or be reinstated as the case may be, as though such payment had not been made, if any payment by the Borrower pursuant to the terms and conditions of the Revolving Credit Note, the Loan Agreement, this Agreement or any other of the Borrower Documents is rescinded or must otherwise be restored or returned by the Lender for any reason, including, without limitation (a) the invalidity or unenforceability of the obligation paid, for any reason; (b) failure or insufficiency of consideration for the obligation paid, or (c) the insolvency, bankruptcy or reorganization of the Borrower or any of any other guarantor(s).

                                    SECTION 9

                                   Termination
                                   -----------

     This Agreement shall remain in full force and effect until, and shall terminate (as "terminate" is used in Kentucky Revised Statutes ss. 371.065) on the earlier of (a) the day following the date of (1) payment in full upon maturity of all sums payable by the Borrower under, and (2) performance in full of all other obligations of the Borrower in accordance with the provisions of, the Revolving Credit Note, the Loan Agreement, this Agreement, all of the other Borrower Documents, and any extension and renewals thereof; or (b) August 31, 2006; provided, however, that termination of this Agreement on such termination date shall not affect in any manner the liability of the Guarantor with respect to (1) the Guaranteed Obligations which are created or incurred prior to such termination date ("Prior Obligations"), or (2) extension or renewals of, interest accruing on, or fees, costs or expenses incurred with respect to, such Prior Obligations prior to, on or after such termination date.

                                   SECTION 10

                                 Acknowledgment
                                 --------------

     The Guarantor acknowledges that (a) pursuant to Section 2.02 of the Loan Agreement, the Revolving Credit (as that term is defined in the Loan Agreement) shall be effective as of the date of the Loan Agreement, and unless the Revolving Credit is sooner terminated (or extended in the Lender's sole discretion) as provided in the Loan Agreement, shall continue in effect until August 31, 2005; (b) the Lender is under no duty to extend the period of the Revolving Credit beyond August 31, 2005; (c) neither the Borrower nor the Guarantor is relying upon or anticipating any such extension; and (d) if the Lender chooses to extend the Revolving Credit pursuant to Section 2.03(d) of the Loan Agreement, the Lender may require as a condition precedent to any extension, such modification(s), or amendment(s) of any kind or nature whatsoever, as the Lender determines in its sole discretion, to the Loan Agreement and/or any other Borrower Documents, including, but not limited to, the grant or increase of collateral security for the obligations of the Guarantor under the Agreement. The Guarantor further acknowledges that upon any extension of the period of the Revolving Credit, this Agreement shall remain in full force and effect and shall continue to apply to the Revolving Credit Notes, as extended (and to any renewal or replacement note or notes for one or more of the Revolving Credit Notes, or any replacement for all or any of them), until that Revolving Credit Notes, as extended, renewed or replaced, shall have been paid in full.

                                   SECTION 11

                                  Miscellaneous
                                  -------------

     11.01 This Agreement shall be binding upon the Guarantor and the Guarantor's heirs, personal representatives, successors and assigns, and shall inure to the benefit of, and be enforceable by, the Lender and the Lender's successors, transferees and assigns, including each and every holder of any indebtedness, obligation or liability of the Borrower constituting all or a portion of the Guaranteed Obligations.

     11.02 The Lender may enforce this Agreement with respect to one or more breaches either separately or cumulatively.

     11.03 This Agreement may not be modified or amended without the prior written consent of the Lender, and any attempted modification or amendment without such consent shall be void.

     11.04 This Agreement shall in all respects be governed by, and construed and enforced in accordance with, the laws (without regard to the conflicts of laws rules) of the Commonwealth of Kentucky.

     11.05 If any part, term or provision of this Agreement is unenforceable or prohibited by any law applicable to this Agreement the rights and obligations of the parties shall be construed and enforced with that part, term or provision limited so as to make it enforceable to the greatest extent allowed by law, or if it is totally unenforceable, as if this did not contain that particular part, term or provision. A determination in one jurisdiction that any part, term or provision of this Agreement is unenforceable or prohibited by law does not affect the validity of such part, term or provision in any other jurisdiction.

     11.06  The  headings  in this  Agreement  have  been  included  for ease of
reference   only,   and  shall  not  be  considered  in  the   construction   or
interpretation of this Agreement.

     11.07 This Agreement may be signed by each party hereto upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signature of each party.

     11.08 This Agreement may be executed by each party in multiple counterparts, each of which shall be deemed an original. It shall not be necessary in making proof of this Agreement or its terms to account for more than one such counterpart.

     11.09 THE GUARANTOR CONSENTS TO ONE OR MORE ACTIONS BEING INSTITUTED AND MAINTAINED IN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT AND/OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY (AT THE LENDER'S DISCRETION) TO ENFORCE THIS AGREEMENT AND/OR ONE OR MORE OF THE OTHER BORROWER DOCUMENTS, AND WAIVES ANY OBJECTION TO ANY SUCH ACTION BASED UPON LACK OF PERSONAL OR SUBJECT MATTER JURISDICTION OR IMPROPER VENUE. THE GUARANTOR AGREE THAT ANY PROCESS OR OTHER LEGAL SUMMONS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING MAY BE SERVED BY MAILING A COPY THEREOF BY CERTIFIED MAIL, OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL, ADDRESSED TO THE BORROWER AS PROVIDED IN
SECTION 12.12 BELOW. THE BORROWER ALSO AGREES THAT IT SHALL NOT COMMENCE OR MAINTAIN ANY ACTION IN ANY COURT, ADMINISTRATIVE AGENCY OR OTHER TRIBUNAL OTHER THAN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY WITH RESPECT TO THIS AGREEMENT, ANY OTHER OF THE BORROWER DOCUMENTS, ANY OF THE TRANSACTIONS PROVIDED FOR OR CONTEMPLATED IN ANY OF THE BORROWER DOCUMENTS, OR ANY CAUSE OF ACTION OR ALLEGED CAUSE OF ACTION ARISING OUT OF OR IN CONNECTION WITH ANY DEBTOR AND CREDITOR RELATIONSHIP BETWEEN OR AMONG THE GUARANTOR, THE BORROWER AND/OR THE LENDER THAT MAY EXIST FROM TIME TO TIME.

     11.10 In the event that any of the Guaranteed Obligations arise out of or are evidenced by more than one obligation or liability of the Borrower to the Lender, this Agreement may be enforced as to each separate liability or obligation constituting one of the Guaranteed Obligations, either separately or cumulatively.

     11.11 The use of any gender in this Agreement shall be deemed to include each other gender to the extent the context requires.

     11.12 (a) Any requirement of the Uniform Commercial Code or other applicable law of reasonable notice shall be met if such notice is given at least ten (10) business days before the time of sale, disposition or other event or thing giving rise to the requirement of notice.

            (b) All notices or communications under this Agreement shall be in writing and shall be (1) mailed by registered or certified mail, return receipt requested, (2) hand delivered, or (3) delivered by overnight carrier, to the parties at the addresses set forth below their names on the signature page(s) to this Agreement, and any notice so addressed and mailed or delivered to and/or deposited with such carrier, freight prepaid, shall be deemed to have been given when so mailed if mailed; or delivered if hand-delivered; or delivered to such overnight courier if delivered by overnight courier.

          (c)The parties hereto may at any time,and from time to time,change the address(es) to which notice shall be mailed, transmitted or otherwise delivered by written notice setting forth the changed address(es).

     11.13 THE BORROWER AND EACH GUARANTOR HEREBY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR ANY OTHER OF THE BORROWER DOCUMENTS. THIS WAIVER IS INTENDED TO APPLY TO ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE BORROWER AND GUARANTOR ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT THE LENDER HAS ALREADY RELIED ON THIS WAIVER IN ITS DEALINGS WITH THE BORROWER AND THE GUARANTOR. THE BORROWER AND GUARANTOR FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR THE OTHER BORROWER DOCUMENTS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.


     11.14 The Guarantor acknowledges that the Guarantor has received a copy of the Loan Agreement and each of the other Borrower Documents, as fully executed by the parties thereto. The Guarantor represent and warrants that the Guarantor
(a) HAS READ THE LOAN AGREEMENT AND THE OTHER BORROWER DOCUMENTS OR HAS CAUSED SUCH DOCUMENTS TO BE EXAMINED BY THE GUARANTOR'S REPRESENTATIVES OR ADVISORS;
(b) is thoroughly familiar with the transactions contemplated in the Loan Agreement and the other Borrower Documents; and (c), together with the Guarantor's representatives or advisors, if any, has had the opportunity to ask such questions to representatives of the Borrower and the Lender, respectively, and receive answers thereto, concerning the terms and conditions of the transactions contemplated in the Loan Agreement and the other Borrower Documents as the Guarantor deem necessary in connection with the Guarantor's decision to enter into this Agreement.

     IN WITNESS WHEREOF, the parties have executed this as of the date set out on the preamble hereto, but actually on the date(s) set forth below.


                      GUARANTOR: /s/ Brian F. Lavin
                                 -----------------------------------------------
                                 BRIAN F. LAVIN

                                 Date: August 15, 2000
                                      ------------------------------------------

                                 Address:

                                 10172 Linn Station Road
                                 Louisville, KY  40223
                                 Attn: Neil Mitchell



                      BORROWER:  ORIG, LLC


                                 By  /s/ J. D. Nichols
                                    --------------------------------------------
                                    J. D. NICHOLS, MANAGER

                                 Date: August 15, 2000
                                      ------------------------------------------

                                 Address:

                                 10172 Linn Station Road #200
                                 Louisville, KY  40223
                                 Attn: Neil Mitchell